As filed with the Securities and Exchange Commission on February 27, 2008
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CVR PARTNERS, LP
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2873	56-2677689
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479
(281) 207-3200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John J. Lipinski
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479
(281) 207-3200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Stuart H. Gelfond Michael A. Levitt Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Alan P. Baden Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 (212) 237-0000	Peter J. Loughran Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	G. Michael O’Leary Timothy C. Langenkamp Andrews Kurth LLP 600 Travis, Suite 4200 Houston TX 77002 (713) 220-4200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee
Common units representing limited partner interests	$120,750,000	$4,745.48

(1)	Includes offering price of common units which the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated February 27, 2008.

5,250,000 Common Units
Representing Limited Partner Interests

CVR Partners, LP

This is the initial public offering of our common units representing limited partner interests. We are offering all of the common units to be sold in this offering.

Prior to this offering, there has been no public market for our common units. It is currently estimated that the initial public offering price per common unit will be between $      and $     . We intend to apply to list our common units on the New York Stock Exchange under the symbol “CVE”.

See “Risk Factors” beginning on page 21 to read about factors, including the following, you should consider before buying our common units:

•	We may not have sufficient cash to enable us to make quarterly distributions following the payment of expenses and fees and the establishment of cash reserves.

•	Our nitrogen fertilizer plant has high fixed costs. If natural gas prices fall below a certain level, we may lose our cost advantage over producers who use natural gas as their primary raw material, which in turn, could have a material adverse effect on our ability to pay quarterly cash distributions.

•	The nitrogen fertilizer business is cyclical and volatile and has experienced significant downturns in the past, which exposes us to potentially significant fluctuations in our financial condition, cash flows and results of operations, which could result in volatility in the price of our common units or an inability to make quarterly distributions.

•	We depend on CVR Energy, Inc. and its senior management team to manage our business.

•	We depend on CVR Energy, Inc. for our supply of petroleum coke, an essential raw material used in our operations. On average during the last four years, CVR Energy, Inc. has supplied us with more than 75% of the petroleum coke used in our operations.

•	Our managing general partner and our special general partner have fiduciary duties to favor the interests of their owners, and those interests may differ significantly from, or conflict with, the interests of our common unitholders.

•	Common unitholders have limited voting rights, are not entitled to elect our managing general partner or its directors, or our special general partner or its managing member, and cannot, at initial ownership levels, remove our managing general partner without the consent of CVR Energy, Inc.

•	You will experience immediate and substantial dilution of $9.63 per common unit in the net tangible book value of your common units. See “Dilution”.

•	If we were treated as a corporation for federal income tax purposes, or if we were to become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than 5,250,000 common units, the underwriters have the option to purchase up to an additional 787,500 common units from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the common units against payment in New York, New York on          , 2008.

Prospectus dated          , 2008.

[pictures of nitrogen
fertilizer plant]

i

Page

Agreements with CVR Energy	97
Results of Operations	98
Critical Accounting Policies	108
Liquidity and Capital Resources	110
Cash Flows	113
Capital and Commercial Commitments	114
Recently Issued Accounting Standards	115
Off-Balance Sheet Arrangements	117
Quantitative and Qualitative Disclosures About Market Risk	117
INDUSTRY OVERVIEW	118
BUSINESS	122
Overview	122
Our Competitive Strengths	122
Our Business Strategy	123
Our History	125
Our Business	125
Distribution, Sales and Marketing	128
Customers	129
Competition	129
Seasonality	130
Environmental Matters	130
Safety, Health and Security Matters	133
Employees	134
Properties	135
Legal Proceedings	135
Flood	135
CVR Energy’s Businesses	136
MANAGEMENT	138
Management of CVR Partners, LP	138
Executive Officers and Directors	140
Compensation Discussion and Analysis	143
Summary Compensation Table	144
Employment Agreements	145
Grants of Plan-Based Awards During 2007 by Coffeyville Acquisition III	146
Outstanding Awards from Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC at December 31, 2007	146
Equity Awards From Coffeyville Acquisition LLC, Coffeyville Acquisition II LLC and Coffeyville Acquisition III LLC That Vested During the Fiscal Year Ending December 31, 2007	146
Executive Officers’ Interests in Coffeyville Acquisition III	147
CVR Partners, LP Long-Term Incentive Plan	148
Compensation of Directors	150
Reimbursement of Expenses of Our Managing General Partner	150
Retirement Benefits	151
Change-in-Control and Termination Payments	151
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	152
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	156
Distributions and Payments to Our Managing General Partner, Special General Partner and Their Affiliates	156
Agreements with CVR Energy	157
Our Relationship with the Goldman Sachs Funds and the Kelso Funds	167

Page

EXPERTS	223
WHERE YOU CAN FIND MORE INFORMATION	224
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	225
Appendix A — Form of Second Amended and Restated Agreement of Limited Partnership of CVR Partners, LP	A-1
Appendix B — Glossary of Selected Terms	B-1
EX-3.1: CERTIFICATE OF LIMITED PARTNERSHIP
EX-3.3: CERTIFICATE OF FORMATION OF CVR GR, LLC
EX-3.4: AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
EX-3.5: CERTIFICATE OF FORMATION OF CVR SPECIAL GP, LLC
EX-3.6: AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF CVR SPECIAL GP, LLC
EX-21.1: LIST OF SUBSIDIARIES
EX-23.1: CONSENT OF KPMG LLP
EX-23.4: CONSENT OF BLUE JOHNSON & ASSOCIATES

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. You should also see “— About This Prospectus” on page 19 and the “Glossary of Selected Terms” contained in Appendix B for definitions of some of the terms we use to describe our business and industry and other terms used in this prospectus.

CVR Partners, LP

We are a growth-oriented Delaware limited partnership formed by CVR Energy to own and operate a nitrogen fertilizer facility and develop a diversified portfolio of assets that are complementary to our business and CVR Energy’s refining business. We intend to utilize the significant experience of CVR Energy’s management team to execute our growth strategy, including the acquisition from CVR Energy and third parties of additional infrastructure assets relating to fertilizer transportation and storage, petroleum storage, petroleum transportation and crude oil gathering. Upon the closing of this offering, CVR Energy will indirectly own approximately 87% of our outstanding units.

Our initial asset consists of a nitrogen fertilizer manufacturing facility, including (1) a 1,225 ton-per-day ammonia unit, (2) a 2,025 ton-per-day urea ammonia nitrate, or UAN, unit and (3) an 84 million standard cubic foot per day gasifier complex, which consumes approximately 1,500 tons per day of petroleum coke, or pet coke, to produce hydrogen. In 2007, we produced approximately 326,662 tons of ammonia, of which approximately 72% was upgraded into approximately 576,888 tons of UAN. We operate the only nitrogen fertilizer facility in North America that utilizes a pet coke gasification process to produce ammonia (based on data provided by Blue Johnson & Associates, or Blue Johnson).

By using pet coke instead of natural gas as a primary raw material, at current natural gas and pet coke prices we are the lowest cost producer and marketer of ammonia and UAN fertilizers in North America. Historically, pet coke has been a less expensive feedstock than natural gas on a per-ton of fertilizer produced basis. On average during the last four years, over 75% of the pet coke utilized by our nitrogen fertilizer plant was produced and supplied to the nitrogen fertilizer plant as a by-product of CVR Energy’s refinery operations. We currently purchase most of our pet coke via a 20-year agreement with CVR Energy. We benefit from high natural gas prices, as fertilizer prices generally increase with natural gas prices, without a directly related change in our costs (because we use pet coke as a primary raw material rather than natural gas).

We generated net sales of $173.5 million, $170.0 million and $187.4 million, and operating income of $71.0 million, $43.0 million and $48.0 million, for the years ended December 31, 2005, 2006 and 2007, respectively.

Our Competitive Strengths

Modern Nitrogen Fertilizer Plant in a Strategic Location.  Our nitrogen fertilizer facility is the newest nitrogen fertilizer facility in North America, the only nitrogen fertilizer facility in North America that utilizes a pet coke gasification process, the largest single-train UAN facility in North America, and strategically located to supply nitrogen fertilizer products to our customers.

•	Regional Advantage and Strategic Asset Location. We are geographically advantaged to supply nitrogen fertilizer products to markets in Kansas, Missouri, Nebraska, Iowa, Illinois, Colorado and Texas without incurring intermediate storage, barge or pipeline freight charges. Because we do not incur these costs, we have a distribution cost advantage over U.S. Gulf Coast ammonia and UAN producers and importers, based on recent freight rates and pipeline tariffs for U.S. Gulf Coast importers.

•	High Quality Pet Coke Gasification Fertilizer Plant with Solid Track Record. Our nitrogen fertilizer plant, completed in 2000, is the newest nitrogen fertilizer facility in North America and the only one of its kind in North America utilizing a pet coke gasification process to produce ammonia. While our facility is unique to North America, gasification technology has been in use for over 50 years and has demonstrated economic reliability. Because we use significantly less natural gas in the manufacture of ammonia than other domestic nitrogen fertilizer plants, with the currently high price of natural gas our feedstock cost per ton for ammonia is considerably lower than that of our natural gas-based fertilizer plant competitors. We estimate that our facility’s production cost advantage over U.S. Gulf Coast ammonia producers is sustainable at natural gas prices as low as $2.50 per MMBtu. We have a secure raw material supply, with an average of more than 75% of the pet coke required by our nitrogen fertilizer plant during the last four years supplied by CVR Energy’s refinery. We obtain pet coke pursuant to a 20-year agreement with CVR Energy.

Relationship with CVR Energy.  CVR Energy, which following this offering will indirectly own our special general partner and approximately 87% of our outstanding units, currently operates a 113,500 barrels per day, or bpd, refinery which is adjacent to our nitrogen fertilizer plant. We are managed by CVR Energy’s management pursuant to a services agreement and we obtain most of our pet coke requirements through a long-term agreement with CVR Energy. CVR Energy also operates (1) a 25,000 bpd crude oil gathering system that serves central Kansas, northern Oklahoma and southwestern Nebraska, (2) storage and terminal facilities for asphalt and refined fuels in Phillipsburg, Kansas, and (3) a 145,000 bpd pipeline system that transports crude oil to its Coffeyville refinery and associated crude oil storage tanks with a capacity of approximately 1.2 million barrels. We believe our relationship with CVR Energy creates opportunities for us to acquire and operate these and other assets that are complementary to CVR Energy’s refining business.

Experienced Management Team.  We are operated by CVR Energy’s management team pursuant to a services agreement. In conjunction with the June 2005 acquisition of our business (and CVR Energy’s petroleum refining business) by funds affiliated with Goldman, Sachs & Co. and Kelso & Company, L.P., or the Goldman Sachs Funds and the Kelso Funds, a new senior management team was formed that combined selected members of existing management with experienced new members. This senior management team averages over 28 years of refining and fertilizer industry experience and, in coordination with our broader management team, has increased our enterprise value since June 2005.

John J. Lipinski, Chief Executive Officer, has over 35 years of experience in the refining and chemicals industries, and prior to joining us in June 2005 was responsible for a 550,000 bpd refining system and a multi-plant fertilizer system. Stanley A. Riemann, Chief Operating Officer, has over 34 years of experience in the energy and fertilizer industries, and prior to joining us in March 2004 managed one of the largest fertilizer manufacturing systems in the United States. James T. Rens, Chief Financial Officer, has over 19 years of experience in the energy and fertilizer industries, and prior to joining us in March 2004 worked as the chief financial officer of two fertilizer manufacturing companies. Kevan Vick, Executive Vice President and Fertilizer General Manager, has over 32 years of experience in the nitrogen fertilizer industry, and prior to joining us in March 2004 was general manager of nitrogen fertilizer manufacturing at Farmland Industries, Inc.

Key Market Trends

Several key factors should contribute favorably to the long-term outlook for the nitrogen fertilizer industry:

•	The Energy Independence and Security Act of 2007 requires fuel producers to use at least 36 billion gallons of biofuel (such as ethanol) by 2022, a nearly five-fold increase over current levels. The increase in grain production necessary to meet this requirement is expected to result in rising demand for nitrogen-based fertilizers.

•	World population and economic growth, combined with changing dietary trends in many nations, has significantly increased demand for U.S. agricultural production and exports. Increasing U.S. crop production requires higher application rates of fertilizers, primarily nitrogen-based fertilizers.

•	Natural gas prices are currently higher in the United States and Canada compared to prevailing prices in the years prior to 2004. High North American natural gas prices contribute to the currently high prices for nitrogen-based fertilizers. Natural gas prices have often correlated positively with fertilizer price trends, although in 2007 fertilizer prices increased substantially more than natural gas prices increased (based on data provided by Blue Johnson).

Our Business Strategy

Our objective is to generate stable cash flows and, over time, to increase our quarterly cash distributions per unit. We intend to accomplish this objective through the following strategies:

Pursuing Organic Growth Opportunities Within Our Existing Nitrogen Fertilizer Business.

•	Expanding UAN Production. We are moving forward with an approximately $85 million nitrogen fertilizer plant expansion, of which approximately $8 million was incurred as of December 31, 2007. This expansion is expected to permit us to increase our UAN production and to result in our UAN manufacturing facility consuming substantially all of our net ammonia production. We expect that this will help to increase our margins because UAN has historically been a higher margin product than ammonia. The UAN expansion is expected to be completed in late 2009 or early 2010. We estimate it will result in an approximately 400,000 ton, or 50%, increase in our annual UAN production.

•	Executing Several Efficiency-Based and Other Projects. We are currently engaged in several efficiency-based and other projects in order to reduce overall operating costs, incrementally increase our ammonia production and utilize byproducts to generate revenue. For example, by redesigning the system that segregates carbon dioxide, or CO2, during the gasification process, we estimate that we will be able to produce approximately 25 tons per day of incremental ammonia, worth approximately $4 million per year at current market prices. We estimate that this project will cost approximately $7 million (of which none has yet been incurred) and will be completed in late 2009. We are also working with a company with expertise in CO2 capture and storage systems to develop plans whereby we may, in the future, either sell approximately 850,000 tons per year of high purity CO2 produced by our nitrogen fertilizer plant to oil and gas exploration and production companies to enhance oil recovery or pursue an economic means of geologically sequestering such CO2.

•	Evaluating Construction of a Third Gasifier Unit and a New Ammonia Unit and UAN Unit at Our Nitrogen Fertilizer Plant. We have engaged a major engineering firm to evaluate the construction and operation of an additional gasifier unit to produce a synthesis gas from pet coke. We expect that the addition of a third gasifier unit, together with additional ammonia and UAN units, to our operations could result, on a long-term basis, in an increase in UAN production of approximately 75,000 tons per month. This project is in its earliest stages of review and is still subject to numerous levels of internal analysis.

Leveraging Our Relationship With CVR Energy.

•	Acquiring Assets from CVR Energy’s Petroleum Business. We may seek to purchase specific assets from CVR Energy and enter into agreements with CVR Energy for crude oil transportation, crude oil storage and asphalt and refined fuels terminaling services. Examples of assets that we may seek to acquire from CVR Energy include (1) a 25,000 bpd crude oil gathering pipeline operation serving central Kansas, northern Oklahoma, and southwestern

Nebraska, (2) an asphalt and refined fuels storage and terminal operation in Phillipsburg, Kansas, and (3) a 145,000 bpd crude oil pipeline which transports crude oil from Caney, Kansas to its Coffeyville refinery and associated crude oil storage tanks with a capacity of approximately 1.2 million barrels. We currently have no agreements or understandings with respect to any acquisitions, and there can be no assurance that we will seek or be able to acquire any of these assets in the future or that, if acquired, we will be able to operate them profitably.

•	Providing Infrastructure Services to CVR Energy. We expect that over time, as CVR Energy grows, it will need incremental pipeline transportation and storage infrastructure services. We believe we will be well situated to meet these needs due to our relationship with CVR Energy and proximity to CVR Energy’s petroleum facilities, combined with management’s knowledge and expertise in hydrocarbon storage and related disciplines. We may seek to acquire new assets (including pipeline assets and storage facilities) in order to service this potential new source of revenue from CVR Energy.

Seeking Accretive Acquisitions.  We intend to consider accretive acquisitions both within the fertilizer industry and with respect to petroleum infrastructure assets, including opportunities in different geographic regions and from parties other than CVR Energy. We have no agreements or understandings with respect to any acquisitions at the present time.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. These risks are described under “Risk Factors” beginning on page 21 and “Cautionary Note Regarding Forward-Looking Statements” beginning on page 52. You should carefully consider these risk factors together with all other information included in this prospectus.

Our History

Prior to March 3, 2004, our nitrogen fertilizer plant was operated as a small component of Farmland Industries, Inc., or Farmland, an agricultural cooperative. Farmland filed for bankruptcy protection on May 31, 2002. Coffeyville Resources, LLC, a subsidiary of Coffeyville Group Holdings, LLC, won the bankruptcy court auction for Farmland’s nitrogen fertilizer plant (and the petroleum and related businesses now operated by CVR Energy) and completed the purchase of these assets on March 3, 2004.

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, all of the subsidiaries of Coffeyville Group Holdings, LLC, including our nitrogen fertilizer plant (and the petroleum and related businesses now operated by CVR Energy), were acquired by Coffeyville Acquisition LLC, a newly formed entity principally owned by the Goldman Sachs Funds and the Kelso Funds.

On October 26, 2007, CVR Energy completed its initial public offering. CVR Energy was formed as a wholly-owned subsidiary of Coffeyville Acquisition LLC in September 2006 in order to complete the initial public offering of the businesses acquired by Coffeyville Acquisition LLC. At the time of its initial public offering, CVR Energy operated the petroleum refining business and indirectly owned all of the partnership interests in us (other than the interests of our managing general partner).

We were formed by CVR Energy in June 2007 in order to hold its nitrogen fertilizer business in a structure that might be separately financed in the future as a limited partnership. In October 2007, in consideration for CVR Energy contributing its nitrogen fertilizer business to us, our special general partner, an indirect wholly-owned subsidiary of CVR Energy, acquired 30,303,000 special GP units, Coffeyville Resources, another wholly-owned subsidiary of CVR Energy, acquired 30,333 special LP units, and our managing general partner, initially owned by CVR Energy, acquired the managing general partner interest and incentive distribution rights, or IDRs. Immediately prior to CVR Energy’s initial public offering, CVR Energy sold our managing general partner, together with the IDRs (described below), to Coffeyville Acquisition III LLC, a new entity owned by the Goldman Sachs Funds, the Kelso Funds and certain members of CVR Energy’s senior management team, for its fair market value on the date of sale.

In October 2007, our managing general partner, our special general partner, and Coffeyville Resources, as our limited partner, entered into an amended limited partnership agreement setting forth the various rights and responsibilities of our partners. We also entered into a number of agreements with CVR Energy, its subsidiaries and our managing general partner to regulate certain business relations between us and the other parties thereto. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy”.

Types of Partnership Interests

Prior to this offering, CVR Energy indirectly owned, through our special general partner, 30,303,000 units representing special general partner interests and, through Coffeyville Resources, 30,333 units representing special limited partner interests. In addition, our managing general partner interest, as well as all of the IDRs, were held by CVR GP, LLC, our managing general partner. In connection with this offering, Coffeyville Resources will transfer all of its special LP units to our special general partner and all of our special general partner interests and special limited partner interests will be converted into a combination of GP units and subordinated GP units.

Following this offering, we will have five types of partnership interests outstanding:

•	common units representing limited partner interests, all of which we will sell in this offering (approximately 13% of all of our outstanding units);

•	GP units representing special general partner interests, all of which will be held by our special general partner (approximately 47% of all of our outstanding units);

•	subordinated GP units representing special general partner interests, all of which will be held by our special general partner (40% of all of our outstanding units);

•	incentive distribution rights representing limited partner interests, all of which will be held by our managing general partner; and

•	a managing general partner interest, which is not entitled to any distributions, which is held by our managing general partner.

We refer to our subordinated GP units and any subordinated units representing limited partner interests, or subordinated LP units, into which the subordinated GP units held by our special general partner may be converted, collectively, as subordinated units. We refer to our common units, GP units and subordinated units, collectively, as units.

The principal difference between our common units and GP units, on the one hand, and subordinated units, on the other hand, is that, in any quarter during the subordination period, holders of the subordinated units are entitled to receive quarterly cash distributions only after the common units and GP units have received the minimum quarterly distribution plus any cash distribution arrearages from prior quarters. Additionally, our subordinated units will not accrue arrearages during the subordination period. The subordination period will end if we meet the financial tests in our partnership agreement, but it generally cannot end before          , 2013. See “How We Make Cash Distributions — Subordination Period” for a description of the subordination period.

The Transactions

The following transactions will take place in connection with this offering:

•	Our general partners and Coffeyville Resources will enter into a second amended and restated agreement of limited partnership, the form of which is attached hereto as Appendix A;

•	We will distribute all of our cash on hand immediately prior to the completion of this offering, estimated to be $40.0 million, including the settlement of net intercompany balances at the time of such distribution, to our special general partner;

•	We expect to enter into a new -year, $ million revolving secured credit facility, with no principal amount expected to be drawn upon the closing of this offering, and expect to be released from our obligations under CVR Energy’s credit facility and swap agreements with J. Aron & Co., or J. Aron, which is an affiliate of Goldman, Sachs & Co.;

•	Coffeyville Resources will contribute its 30,333 special LP units to our special general partner, and the 30,303,000 special GP units and 30,333 special LP units will convert into 18,750,000 GP units and 16,000,000 subordinated GP units; and

•	We will offer and sell 5,250,000 common units in this offering, pay related commissions and expenses and apply the net proceeds of this offering as described under “Use of Proceeds”.

We refer to these transactions collectively as the Transactions.

CVR Energy

CVR Energy, which following this offering will indirectly own our special general partner and approximately 87% of our outstanding units, currently operates a 113,500 bpd refinery that is adjacent to our nitrogen fertilizer plant. CVR Energy also operates (1) a 25,000 bpd crude oil gathering system that serves central Kansas, northern Oklahoma and southwestern Nebraska, (2) storage and terminal facilities for asphalt and refined fuels in Phillipsburg, Kansas and (3) a 145,000 bpd pipeline system that transports crude oil to its Coffeyville refinery and associated crude oil storage tanks with a capacity of approximately 1.2 million barrels. During 2006, CVR Energy had net sales of approximately $3.0 billion and operating income of approximately $281.6 million. CVR Energy completed its initial public offering in October 2007 and is currently listed on the New York Stock Exchange under the ticker symbol “CVI”.

We are managed by CVR Energy’s management team pursuant to a services agreement and we receive most of our pet coke requirements from CVR Energy pursuant to a 20-year coke supply agreement. We sell hydrogen to CVR Energy on a regular basis for its refinery. We have also entered into several other agreements with CVR Energy which govern our relationship as described under “Certain Relationships and Related Party Transactions — Agreements with CVR Energy”. The Goldman Sachs Funds and the Kelso Funds currently indirectly own approximately 73% of CVR Energy, which controls our special general partner. These funds also currently control our managing general partner.

Organizational Structure

The following chart provides a simplified overview of our organizational structure after the completion of the Transactions as well as of the organizational structure of CVR Energy:

*	CVR GP, LLC is our managing general partner. Our managing general partner holds incentive distribution rights, or IDRs, which entitle it to receive increasing percentages of our quarterly distributions if we increase our distributions above an amount specified in our limited partnership agreement. The IDRs will only be payable after we have distributed all adjusted operating surplus (as that term is defined in our partnership agreement and in the glossary of selected terms included as Appendix B in this prospectus) we generate during the period from the closing of this offering through December 31, 2009.

Management

Our managing general partner, together with our special general partner, manages our operations and activities. Our managing general partner is indirectly owned by affiliates of the Goldman Sachs Funds and the Kelso Funds and certain members of CVR Energy’s senior management team. Our special general partner is indirectly owned by CVR Energy, which is controlled by the Goldman Sachs Funds and the Kelso Funds. For information about the executive officers and directors of our managing general partner, see “Management — Executive Officers and Directors”. Our general partners will not receive any management fee or other compensation in connection with the management of our business but will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf, including management compensation and overhead allocated to us by CVR Energy in accordance with our services agreement. Our managing general partner is not entitled to any distribution based on its managing general partner interest, but is entitled to distributions on its IDRs if specified requirements in our limited partnership agreement are met. Our special general partner has, among other rights, joint management rights for the selection, compensation and termination of our managing general partner’s chief executive officer and chief financial officer, has the right to appoint two directors to our managing general partner’s board of directors, and has the right to approve certain transactions by us. For a description of our special general partner’s management rights, see “Management — Management of CVR Partners, LP”.

Unlike shareholders in a corporation, our common unitholders are not entitled to elect our general partners or the board of directors of our managing general partner. See “Management — Management of CVR Partners, LP”.

Conflicts of Interest and Fiduciary Duties

CVR GP, LLC, our managing general partner, has a legal duty to manage us in a manner beneficial to our unitholders. Similarly, CVR Special GP, LLC, our special general partner, has a legal duty to exercise its joint management rights in a manner beneficial to our unitholders. These legal duties originate in statutes and judicial decisions and are commonly referred to as “fiduciary duties”. However, because our managing general partner is owned by Coffeyville Acquisition III, the officers and directors of our managing general partner also have fiduciary duties to manage the business of our managing general partner in a manner beneficial to Coffeyville Acquisition III. Similarly, because our special general partner is indirectly owned by CVR Energy, the officers of our special general partner and the officers and directors of Coffeyville Resources, LLC, which manages our special general partner, also have fiduciary duties to manage the business of our special general partner in a manner beneficial to CVR Energy. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partners and their affiliates (or one of our general partners and its affiliates), on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partners, see “Risk Factors — Risks Related to an Investment in Us” and “Conflicts of Interest and Fiduciary Duties”.

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partners to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partners’ fiduciary duties. By purchasing a common unit, you are consenting to various limitations on fiduciary duties contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable law. See “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” for a description of the fiduciary duties imposed on our general partners by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders. In addition, our managing general partner will have rights to call for redemption, under specified circumstances, all of the outstanding common units without considering whether this is in the interest of our common unitholders. For a description of such redemption rights, see “The Partnership Agreement — Limited Call Right”.

For a description of our other relationships with our affiliates, see “Certain Relationships and Related Party Transactions”.

Date of Formation; Principal Executive Offices and Internet Address; SEC Filing Requirements

CVR Partners, LP was formed in Delaware in June 2007. Our principal executive offices are located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479, and our telephone number is (281) 207-3200. Upon completion of this offering, our website address will be www.cvrpartners.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or CVR Energy’s website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

This Offering

Issuer	CVR Partners, LP

Common units offered	5,250,000 common units.

Option to purchase additional common units from us	787,500 common units.

Units outstanding immediately after this offering	5,250,000 common units representing approximately 13% of our outstanding units, 18,750,000 GP units representing approximately 47% of our outstanding units and 16,000,000 subordinated GP units representing 40% of our outstanding units (in each case excluding 2,000,000 common units which are subject to issuance under our long-term incentive plan).

6,037,500 common units representing approximately 15% of our outstanding units, 18,750,000 GP units representing approximately 46% of our outstanding units and 16,000,000 subordinated GP units representing approximately 39% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full (in each case excluding 2,000,000 common units which are subject to issuance under our long-term incentive plan).

Our outstanding units are comprised of three different types of units: common units, GP units and subordinated units. Our common units represent limited partner interests issued in this offering. Our GP units represent special general partner interests owned by our special general partner. Our subordinated units represent special general partner interests owned by our special general partner.

Use of Proceeds	We estimate that the net proceeds to us in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering, will be approximately $93.4 million (based on an assumed initial public offering price of $20.00 per common unit). We intend to use the net proceeds of this offering as follows:

• approximately $18.4 million will be used to reimburse Coffeyville Resources for certain capital expenditures made on our behalf prior to October 24, 2007;

• approximately $2.5 million will be used by us to pay financing fees in connection with entering into our new revolving secured credit facility; and

• approximately $72.5 million will be retained by us to fund working capital and future capital expenditures of our business, including the ongoing expansion of our nitrogen fertilizer plant.

If the underwriters exercise their option to purchase 787,500 additional common units in full, the additional net proceeds to us would be approximately $14.6 million. We intend to retain such additional net proceeds from any exercise of the underwriters’ option to fund working capital and future capital expenditures of our business. See “Use of Proceeds”.

Cash Distributions	We will make minimum quarterly distributions of $0.375 per common unit ($1.50 per common unit on an annualized basis) to the extent we have sufficient available cash (as defined below). Our ability to pay cash distributions at this minimum quarterly distribution rate is subject to various restrictions and other factors described in more detail under “Our Cash Distribution Policy and Restrictions on Distributions”.

Within 45 days after the end of each quarter, beginning with the quarter ending , 2008, we will make cash distributions to unitholders of record on the applicable record date. We will pay investors in this offering a prorated quarterly distribution for the period from the closing of this offering through the end of the quarter in which this offering occurs based on the actual length of the period.

In general, we will pay any cash distributions we make each quarter in the following manner:

• First, to the holders of common units and GP units until each common unit and GP unit has received a minimum quarterly distribution of $0.375 plus any arrearages from prior quarters;

• Second, to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.375; and

• Third, to all unitholders, pro rata, until each unit has received a quarterly distribution of $0.4313.

If cash distributions exceed $0.4313 per unit in a quarter, our managing general partner, as holder of the IDRs, will, after the distribution of the amount described under “ — Non-IDR Surplus Amount” below, receive increasing percentages, up to 48%, of the cash we distribute in excess of $0.4313 per unit. We refer to these distributions as “incentive distributions”. Our managing general partner holds all of the IDRs. See “How We Make Cash Distributions — Incentive Distribution Rights”.

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our managing general partner, subject to the sustainability requirement in the event we elect to increase the quarterly distribution amount. We refer to this cash as “available cash”, and we define its meaning in our partnership agreement, under “How We Make Cash Distributions — Distributions of Available Cash — Definition of Available Cash” and in the Glossary of Selected Terms included as Appendix B in this prospectus. The amount of available cash may be greater or less than the aggregate amount necessary to make the minimum quarterly distribution on all common units, GP units and subordinated units.

We believe that, based on the estimates and assumptions described under “Our Cash Distribution Policy and Restrictions on Distributions — Assumptions and Considerations”, we should have sufficient available cash to make the full minimum quarterly distributions for the twelve months ending March 31, 2009 on all common units, GP units and subordinated units. However, unanticipated events may occur which could materially adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition. Our pro forma cash available for distribution generated during the year ended December 31, 2007 would have been sufficient to allow us to make the full minimum quarterly distribution on the common units, GP units and subordinated units during this period. See “Our Cash Distribution Policy and Restrictions on Distributions — Pro Forma Cash Available for Distribution”.

Non-IDR Surplus Amount	Our managing general partner will not be entitled to receive any distributions in respect of the IDRs until we have made cash distributions in an aggregate amount equal to our adjusted operating surplus generated during the period from the closing of this offering until December 31, 2009. We define adjusted operating surplus in our partnership agreement, in “How We Make Cash Distributions — Subordination Period — Definition of Adjusted Operating Surplus” and in the Glossary of Selected Terms included as Appendix B in this prospectus.

Subordination Period	During the subordination period, the subordinated units will not be entitled to receive any distributions until the common units and GP units have received the minimum quarterly distribution of $0.375 per unit plus any arrearages from prior quarters. The subordination period will end once we meet the financial tests in our partnership agreement, but it generally cannot end before , 2013.

If we meet the financial tests in our partnership agreement for any three consecutive four-quarter periods ending on or after , 2011, 25% of the subordinated GP units will convert into GP units on a one-for-one basis. If we meet these financial tests for any three consecutive four-quarter periods ending on or after , 2012, an additional 25% of the subordinated GP units will convert into GP units on a one-for-one basis. The early conversion of the second 25% of the subordinated GP units may not occur until at least one year following the end of the last four-quarter period in respect of which the first 25% of the subordinated GP units were converted. If the subordinated GP units have converted into subordinated LP units at the time the financial tests are met they will convert into common units, rather than GP units.

In addition, the subordination period will end if our managing general partner is removed as our managing general partner where “cause” (as defined in our partnership agreement) does not exist and no units held by our managing general partner and its affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into GP units or common units on a one-for-one basis, and the common units and GP units will no longer be entitled to arrearages. See “How We Make Cash Distributions — Subordination Period”.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units and rights to buy units for the consideration and on the terms and conditions determined by our managing general partner without the approval of our unitholders. See “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Partnership Interests”.

Limited voting rights	Our managing general partner, together with our special general partner, manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect either of our general partners or our managing general partner’s directors on an annual or other continuing basis. Prior to October 26, 2012, our managing general partner may be removed only for “cause” (as defined in our partnership agreement) by a vote of the holders of at least 80% of the outstanding units, including any units owned by our managing general partner and its affiliates (including CVR Energy), voting together as a single class. On or after October 26, 2012, our managing general partner may be removed with or without cause by a vote of the holders of at least 80% of the outstanding units, including any units owned by our managing general partner and its affiliates (including CVR Energy), voting together as a single class. Upon the completion of this offering, our special general partner, which is indirectly owned by CVR Energy, will own an aggregate of approximately 87% of our outstanding units (approximately 85% if the underwriters exercise their option to purchase additional common units in full). This will give CVR Energy the ability to prevent removal of our managing general partner. See “The Partnership Agreement — Voting Rights”.

Limited call rights	If at any time our managing general partner and its affiliates own more than 80% of the common units, our managing general partner will have the right, but not the obligation, to purchase all of the remaining common units at a purchase price equal to the greater of (x) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest per-unit price paid by our managing general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. See “The Partnership Agreement — Limited Call Right”.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2011, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.50 per common unit, we estimate that your average allocable taxable income per year will be no more than $ per common unit. See “Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions”.

Material Tax Consequences	For a discussion of material federal income tax consequences that may be relevant to prospective unitholders, see “Material Tax Consequences”.

Exchange Listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol “CVE”.

Risk Factors	See “Risk Factors” beginning on page 21 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our common units.

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.

Summary Historical and Pro Forma Consolidated Financial Information

The summary consolidated financial information presented below under the caption Statement of Operations Data for the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005 and the years ended December 31, 2006 and 2007, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2006 and 2007, has been derived from our audited consolidated financial statements included elsewhere in this prospectus, which consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm. The summary consolidated balance sheet data as of December 31, 2005 is derived from our audited consolidated financial statements that are not included in this prospectus.

Our consolidated financial statements included elsewhere in this prospectus have been carved out of the consolidated financial statements of CVR Energy. CVR Energy’s assets, liabilities, revenues, expenses and cash flows that do not relate to the nitrogen fertilizer business operated by us are not included in our consolidated financial statements. Our financial position, results of operations and cash flows reflected in our consolidated financial statements include all expenses allocable to the nitrogen fertilizer business (including allocations of shared costs), but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of our future results.

The summary unaudited pro forma consolidated financial information presented below under the caption Statement of Operations Data for the year ended December 31, 2007 and the summary unaudited pro forma consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2007 have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The pro forma consolidated statement of operations data for the year ended December 31, 2007 assumes that we were in existence as a separate entity throughout this period, the Transactions occurred on January 1, 2007 and the coke supply agreement was entered into on January 1, 2007. The unaudited pro forma balance sheet data assumes that the Transactions occurred on December 31, 2007. The pro forma financial data is not comparable to our historical financial data for the reasons set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations”. A more complete explanation of the pro forma data can be found in our unaudited pro forma consolidated financial statements and accompanying notes contained elsewhere in this prospectus.

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, Coffeyville Acquisition acquired all of the subsidiaries of Coffeyville Group Holdings, LLC. See note 1 to our audited consolidated financial statements included elsewhere in this prospectus. We refer to this acquisition as the Subsequent Acquisition, and we refer to our operations on and after June 24, 2005 as Successor. As a result of certain adjustments made in connection with the Subsequent Acquisition, a new basis of accounting was established on the date of the acquisition on June 24, 2005. Because the assets and liabilities of Successor were presented on a new basis of accounting, the financial information for Successor is not comparable to financial information in prior periods.

The historical data presented below has been derived from financial statements that have been prepared using accounting principles generally accepted in the United States, or GAAP, and the pro forma data presented below has been derived from the “Unaudited Pro Forma Consolidated Financial Statements” included elsewhere in this prospectus. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Historical				Pro Forma
	Immediate
	Predecessor	Successor
	174 Days	191 Days	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 23,	December 31,	December 31,	December 31,	December 31,
	2005	2005	2006	2007	2007
					(unaudited)
	(dollars in millions, except per unit data and as otherwise indicated)
Statement of Operations Data:
Net sales	$76.7	$96.8	$170.0	$187.4	$187.4
Cost of product sold (exclusive of depreciation and amortization)	9.8	19.2	33.4	33.1	35.6
Direct operating expenses (exclusive of depreciation and amortization)(1)	26.0	29.1	63.6	66.7	66.7
Selling, general and administrative expenses (exclusive of depreciation and amortization)(1)	5.1	4.6	12.9	20.4	20.2
Net costs associated with flood(2)	—	—	—	2.4	2.4
Depreciation and amortization(3)	0.3	8.4	17.1	16.8	16.8

Operating income	$35.5	$35.5	$43.0	$48.0	$45.7
Miscellaneous income (expense)(4)	(2.0)	0.4	(6.9)	0.2	0.1
Interest (expense) and other financing costs	(0.8)	(14.8)	(23.5)	(23.6)	(0.9)
Gain (loss) on derivatives	—	4.9	2.1	(0.5)	—

Income before income taxes	$32.7	$26.0	$14.7	$24.1	$44.9
Income tax expense	—	—	—	—	—

Net income(5)	$32.7	$26.0	$14.7	$24.1	$44.9

Financial and Other Data:
Cash flows provided by operating activities	24.3	45.3	34.1	46.5
Cash flows (used in) investing activities	(1.4)	(2.0)	(13.3)	(6.5)
Cash flows (used in) financing activities	(22.9)	(43.3)	(20.8)	(25.5)
EBITDA(6)	33.8	48.7	53.9	65.0	63.3
Capital expenditures for property, plant and equipment	1.4	2.0	13.3	6.5

Key Operating Data:
Product pricing (plant gate) (dollars per ton)(7):
Ammonia	$294	$348	$339	$376
UAN	167	177	164	209
Production volume:
Ammonia (tons in thousands)	193.2	220.0	369.3	326.7
UAN (tons in thousands)	309.9	353.4	633.1	576.9
On-stream factors(8):
Gasifier	97.4%	98.7%	92.5%	90.0%
Ammonia	95.0%	98.3%	89.3%	87.7%
UAN	93.9%	94.8%	88.9%	78.7%

	Historical			Pro Forma

	Successor
	December 31,	December 31,	December 31,	December 31,
	2005	2006	2007	2007
				(unaudited)

Balance Sheet Data:		(in millions)
Cash and cash equivalents	$—	$—	$14.5	$72.4
Working capital	(2.5)	(0.5)	7.5	61.3
Total assets	423.7	416.1	429.9	485.4
Total debt including current portion	—	—	—	—
Partners’ capital/divisional equity	400.5	397.6	400.5	456.0

(1)	Our direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization) for the 191 days ended December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007 include a charge related to CVR Energy’s share-based compensation expense allocated to us by CVR Energy for financial reporting purposes in accordance with SFAS 123(R). We are not responsible for the payment of cash related to any share-based compensation allocated to us by CVR Energy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Share-Based Compensation.” The charges were:

	191 Days ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007
	(in millions)

Direct operating expenses (exclusive of depreciation and amortization)	$0.1	$0.8	$1.2
Selling, general and administrative expenses (exclusive of depreciation and amortization)	0.2	3.2	9.7

Total	$0.3	$4.0	$10.9

(2)	Total gross costs recorded as a result of the flood damage to our nitrogen fertilizer plant for the year ended December 31, 2007 were approximately $5.8 million, including approximately $0.8 million recorded for depreciation for temporarily idle facilities, $0.7 million for internal salaries and $4.3 million for other repairs and related costs. An insurance receivable of approximately $3.3 million was also recorded for the year December 31, 2007 for the probable recovery of such costs under CVR Energy’s insurance policies.

(3)	Depreciation and amortization is comprised of the following components as excluded from direct operating expenses and selling, general and administrative expenses and as included in net costs associated with flood:

	Historical				Pro Forma

	Immediate
	Predecessor	Successor
	174 Days	191 Days			Year
	Ended	Ended	Year Ended	Year Ended	Ended
	June 23,	December 31,	December 31,	December 31,	December 31,
	2005	2005	2006	2007	2007
					(unaudited)
	(in millions)

Depreciation and amortization excluded from direct operating expenses	$0.3	$8.3	$17.1	$16.8	$16.8
Depreciation and amortization excluded from selling, general and administrative expenses	—	0.1	—	—	—
Depreciation included in net costs associated with flood	—	—	—	0.8	0.8

Total depreciation and amortization	$0.3	$8.4	$17.1	$17.6	$17.6

(4)	Miscellaneous income (expense) is comprised of the following components included in our consolidated statement of operations:

	Historical				Pro Forma

	Immediate
	Predecessor	Successor
	174 Days	191 Days			Year
	Ended	Ended	Year Ended	Year Ended	Ended
	June 23,	December 31,	December 31,	December 31,	December 31,
	2005	2005	2006	2007	2007
					(unaudited)
	(in millions)

Interest income	$—	$0.5	$1.4	$0.3	$—
Loss on extinguishment of debt	(1.2)	—	(8.5)	(0.2)	—
Other income (expense)	(0.8)	(0.1)	0.2	0.1	0.1

Miscellaneous income (expense)	$(2.0)	$0.4	$(6.9)	$0.2	$0.1

(5)	The following are certain charges and costs that are meaningful to understanding our net income and in evaluating our performance:

	Historical				Pro Forma

	Immediate
	Predecessor	Successor
	174 Days	191 Days			Year
	Ended	Ended	Year Ended	Year Ended	Ended
	June 23,	December 31,	December 31,	December 31,	December 31,
	2005	2005	2006	2007	2007
					(unaudited)
	(in millions)

Loss on extinguishment of debt(a)	$1.2	$—	$8.5	$0.2	$—
Inventory fair market value adjustment	—	0.7	—	—	—
Interest rate swap	—	0.1	(1.8)	(1.4)	—
Share-based compensation expense(b)	—	0.3	4.0	10.9	10.9

(a)	Represents our portion of (1) the write-off of deferred financing costs in connection with the refinancing of the senior secured credit facility of Coffeyville Resources, LLC on June 23, 2005, (2) the write-off in connection with the refinancing of the senior secured credit facility of Coffeyville Resources, LLC on December 28, 2006, and (3) the write-off in connection with the repayment and termination of three of the credit facilities of Coffeyville Resources, LLC and Coffeyville Refining & Marketing Holding, Inc., an indirect parent company of Coffeyville Resources, LLC and a subsidiary of CVR Energy, Inc., on October 26, 2007.

(b)	Our direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization) include a charge related to CVR Energy’s share-based compensation expense that was allocated to us by CVR Energy for financial reporting purposes in accordance with SFAS 123(R). See Note 1 above. We are not responsible for the payment of cash related to any share-based compensation expense allocated to us by CVR Energy.

(6)	EBITDA is defined as net income plus interest expense and other financing costs, income tax expense and depreciation and amortization, net of interest income.

EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to make distributions to our partners and to pay interest on our indebtedness; and

•	our operating performance and return on invested capital compared to those of other publicly traded limited partnerships, without regard to financing methods and capital structure.

EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, EBITDA presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

A reconciliation of our net income to EBITDA is as follows:

	Historical				Pro Forma

	Immediate
	Predecessor	Successor
	174 Days	191 Days	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 23,	December 31,	December 31,	December 31,	December 31,
	2005	2005	2006	2007	2007
					(unaudited)
	(in millions)

Net income	$32.7	$26.0	$14.7	$24.1	$44.9
Adjustments:
Interest expense and other financing costs	0.8	14.8	23.5	23.6	0.9
Interest income	—	(0.5)	(1.4)	(0.3)	(0.1)
Income tax expense	—	—	—	—	—
Depreciation and amortization	0.3	8.4	17.1	17.6	17.6

EBITDA	$33.8	$48.7	$53.9	$65.0	$63.3

(7)	Plant gate price per ton represents net sales less freight revenue divided by product sales volume in tons in the reporting period. Plant gate price per ton is shown in order to provide a pricing measure that is comparable across the fertilizer industry.

(8)	On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period. Excluding the impact of turnarounds at the nitrogen fertilizer facility in the third quarter of 2006, the on-stream factors in 2006 would have been 97.1% for gasifier, 94.3% for ammonia and 93.6% for UAN.

About This Prospectus

Certain Definitions

In this prospectus,

•	Original Predecessor refers to the one facility within the eight-plant Nitrogen Fertilizer Manufacturing and Marketing Division of Farmland which Coffeyville Resources, LLC acquired on March 3, 2004 in a sale process under Chapter 11 of the U.S. Bankruptcy Code;

•	Initial Acquisition refers to the acquisition of Original Predecessor on March 3, 2004 by Coffeyville Resources, LLC;

•	Immediate Predecessor refers to Coffeyville Resources Nitrogen Fertilizers, LLC, the subsidiary of Coffeyville Group Holdings, LLC that held our business between March 3, 2004 and June 24, 2005;

•	Subsequent Acquisition refers to the acquisition of Immediate Predecessor on June 24, 2005 by Coffeyville Acquisition LLC;

•	Successor refers to (1) Coffeyville Resources Nitrogen Fertilizers, LLC from June 24, 2005 through October 23, 2007 and (2) CVR Partners, LP and its consolidated subsidiary, Coffeyville Resources Nitrogen Fertilizers, LLC, on and after October 24, 2007; and

•	The Partnership, we, us and our refer to our business, which is referred to in our financial statements as (1) Original Predecessor until March 3, 2004, (2) Immediate Predecessor from March 3, 2004 until June 24, 2005 and (3) Successor for all periods thereafter, unless the context otherwise requires or as otherwise indicated.

In addition, in this prospectus:

•	managing general partner refers to CVR GP, LLC, our managing general partner, which is owned by Coffeyville Acquisition III LLC;

•	special general partner refers to CVR Special GP, LLC, our special general partner, which is indirectly owned by CVR Energy;

•	general partners refers to our managing general partner and our special general partner;

•	Coffeyville Resources refers to Coffeyville Resources, LLC, the subsidiary of CVR Energy which was our sole limited partner prior to this offering;

•	Coffeyville Acquisition III refers to Coffeyville Acquisition III LLC, the owner of our managing general partner, which in turn is owned by the Goldman Sachs Funds, the Kelso Funds and certain members of CVR Energy’s senior management team; and

•	CVR Energy refers to CVR Energy, Inc., a publicly traded company listed on the New York Stock Exchange under the ticker symbol “CVI”, which following this offering will indirectly own our special general partner and, as a result, will indirectly own approximately 87% of our units.

Also, in this prospectus, unless the context requires otherwise:

•	common units refers to the 5,250,000 common units sold to the public in this offering and common units that may be sold to the public in the future;

•	GP units refers to the 18,750,000 GP units owned by our special general partner immediately after the closing of this offering;

•	subordinated GP units refers to the 16,000,000 subordinated units owned by our special general partner immediately after the closing of this offering;

•	subordinated units refers to our subordinated GP units and any subordinated units representing limited partner interests, or subordinated LP units, into which the subordinated GP units held by our special general partner may be converted;

•	units refers to our common units, GP units and subordinated units; and

•	IDRs refer to the incentive distribution rights owned by our managing general partner.

Unless indicated otherwise, the information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit and (2) that the underwriters do not exercise their option to purchase additional common units.

Industry and Market Data

The data included in this prospectus regarding the nitrogen fertilizer industry, including trends in the market and our position and the position of our competitors within this industry, is based on our estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates, and information obtained from customers, distributors, suppliers, trade and business organizations, internal research, publicly available information, industry publications and surveys and other contacts in the areas in which we operate. We have also cited information compiled by industry publications, governmental agencies and publicly available sources. Although we believe that these sources are generally reliable, we have not independently verified data from these sources or obtained third party verification of this data. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

Trademarks, Trade Names and Service Marks

This prospectus includes trademarks belonging to CVR Partners, including CVR Partners, and trademarks belonging to CVR Energy, including COFFEYVILLE RESOURCES® and CVR Energytm. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common units. If any of the following risks and uncertainties develops into an actual event, our business, financial condition, cash flows or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment. Although many of our business risks are comparable to those faced by a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks described below.

Risks Related to Our Business

We may not have sufficient cash to enable us to make quarterly distributions on our common units following the payment of expenses and fees, including payments to CVR Energy for management compensation and overhead in accordance with our services agreement, and the establishment of cash reserves.

We may not have sufficient cash each quarter to enable us to pay the minimum quarterly distribution or any distributions to our common unitholders. The amount of cash we can distribute on our units principally depends on the amount of cash we generate from our operations, which is primarily dependent upon our selling quantities of nitrogen fertilizer at margins that are high enough to cover our fixed and variable expenses. Our costs, the prices we charge our customers, our level of production and, accordingly, the cash we generate from operations, will fluctuate from quarter to quarter based on, among other things, overall demand for our nitrogen fertilizer products, the level of foreign and domestic production of nitrogen fertilizer products by others, the extent of government regulation and overall economic and local market conditions. In addition:

•	Our managing general partner has broad discretion to establish reserves for the prudent conduct of our business. The establishment of those reserves could result in a reduction of our distributions.

•	The amount of distributions made by us and the decision to make any distribution are determined by our managing general partner, whose interests may be different from those of the common unitholders. Our managing general partner has limited fiduciary and contractual duties, which may permit it to favor its own interests to the detriment of the common unitholders.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or Delaware Act, we may not make a distribution to our limited partners if the distribution would cause our liabilities to exceed the fair value of our assets.

•	Although our partnership agreement requires us to distribute our available cash, the partnership agreement may be amended.

•	The new revolving secured credit facility that we expect to enter into upon the closing of this offering will, and any future credit facility or other debt instruments may, limit the distributions which we can make. In addition, we expect that our new revolving secured credit facility will, and any future credit facility may, contain financial tests and covenants that we must satisfy. Any failure to comply with these tests and covenants could result in the lenders prohibiting distributions by us.

•	The actual amount of cash available for distribution will depend on numerous factors, some of which are beyond our control, including the level of capital expenditures made by us, our debt service requirements, the cost of acquisitions, if any, fluctuations in our working capital needs, our ability to borrow funds and access capital markets, the amount of fees and expenses incurred by us, and restrictions on distributions and on our ability to make working capital and other borrowings for distributions contained in our credit agreements.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, see “Our Cash Distribution Policy and Restrictions on Distributions”.

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

Our forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecast of results of operations and cash available for distribution for the twelve months ending March 31, 2009. The forecast has been prepared by the management team of CVR Energy on our behalf. Neither our independent registered public accounting firm nor any other independent accountants have examined, compiled or performed any procedures with respect to the forecast, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for the forecast. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks, including those discussed in this section, that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on the common units, GP units or subordinated units, in which event the market price of the common units may decline materially.

The pro forma cash available for distribution data for 2007 which we include in this prospectus does not necessarily reflect the actual cash that would have been available during 2007 had we been a stand-alone company.

We have included in this prospectus unaudited pro forma information for the year ended December 31, 2007 which indicates the amount of cash that we would have had available for distribution during that period on a pro forma basis. This pro forma information is based on numerous estimates and assumptions which we believe to be reasonable, but our financial performance, had we been in existence as a separate entity during this entire period and had the Transactions occurred and the coke supply agreement, services agreement, feedstock and shared services agreement, environmental agreement and raw water and facilities agreement been entered into at the beginning of the period, could have been different from the pro forma results, perhaps materially. In particular, the pro forma data assumes that we would have had no debt or interest expense during 2007, but these amounts do not necessarily reflect the debt we might have incurred or the interest that we would have paid as a stand-alone company. Similarly, the pro forma data assumes a specific amount of selling, general and administrative expense for us, but it is difficult to estimate the actual costs that we would have incurred as a stand-alone business. Accordingly, investors should review the unaudited pro forma information, including the related footnotes, together with the other information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Our actual results may differ, possibly materially, from those presented in the unaudited pro forma information.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on our profitability. If we have insufficient cash to cover intended distribution payments, we would need to reduce or eliminate distributions to our unitholders or, to the extent permitted under agreements governing indebtedness that we may incur in the future, fund a portion of our distributions with borrowings.

The amount of cash we have available for distribution depends primarily on our cash flow, including working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

If we do not have sufficient cash to cover intended distribution payments, we would either reduce or eliminate distributions to holders of our units or, to the extent permitted to do so under any revolving line of credit or other debt facility that we may enter into in the future, fund a portion of our distributions with borrowings. If we were to use borrowings under a revolving line of credit or other debt facility to fund distributions, we would have less cash available for future distributions and other purposes, including the funding of our ongoing expenses, our indebtedness levels would increase and our ongoing debt service requirements would increase. This could negatively impact our financial condition, our results of operations, our ability to pursue our business strategy and our ability to make future quarterly distributions. We cannot assure you that borrowings would be available to us under a revolving line of credit or other debt facility to fund distributions.

Our nitrogen fertilizer plant has high fixed costs. If nitrogen fertilizer product prices fall below a certain level, which could be caused by a reduction in the price of natural gas, we may not generate sufficient revenue to operate profitably or cover our costs.

Our nitrogen fertilizer plant has high fixed costs as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Results”. As a result, downtime or low productivity due to reduced demand, interruptions because of adverse weather conditions, equipment failures, low prices for nitrogen fertilizer products or other causes can result in significant operating losses. Unlike our competitors, whose primary costs are related to the purchase of natural gas and whose fixed costs are minimal, we have high fixed costs not dependent on the price of natural gas. All of our competitors use a natural gas-based production method. We have no control over natural gas prices, which can be highly volatile. A decline in natural gas prices generally has the effect of reducing the base sale price for nitrogen fertilizer products in the market generally, while our fixed costs will remain substantially unchanged by the decline in natural gas prices. Any decline in the price of nitrogen fertilizer products could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

The nitrogen fertilizer business is cyclical and volatile, which exposes us to potentially significant fluctuations in our financial condition, cash flows and results of operations, which could result in volatility in the price of our common units or an inability to make quarterly distributions on our common units.

A significant portion of our product sales consists of sales of agricultural commodity products, exposing us to fluctuations in supply and demand in the agricultural industry. These fluctuations historically have had and could in the future have significant effects on prices across all nitrogen fertilizer products and, in turn, our financial condition, cash flows and results of operations, which could result in significant volatility in the price of our common units or an inability to make quarterly cash distributions on our common units. Nitrogen fertilizer products are commodities, the price of which can be volatile. The prices of nitrogen fertilizer products depend on a number of factors, including general economic conditions, cyclical trends in end-user markets, supply and demand imbalances, and weather conditions, which have a greater relevance because of the seasonal nature of fertilizer application. If seasonal demand exceeds our projections, our customers may acquire nitrogen fertilizer products from our competitors, and our profitability will be negatively impacted. If seasonal demand is less than we expect, we will be left with excess inventory that will have to be stored or liquidated.

Demand for nitrogen fertilizer products is dependent, in part, on demand for crop nutrients by the global agricultural industry. Nitrogen-based fertilizers are currently in high demand, driven by a growing world population, changes in dietary habits and an expanded use of corn for the production of ethanol. Supply is affected by available capacity and operating rates, raw material costs, government policies and global trade. In the past, periods of high demand, high capacity utilization, and increasing operating margins have tended in light of the low technological barriers to entry to the nitrogen fertilizer production market to result in new plant investment and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization until the cycle is repeated.

The prices for nitrogen fertilizers are currently extremely high. Nitrogen fertilizer prices may not remain at current levels and could fall, perhaps materially. A decrease in nitrogen fertilizer prices would have a material adverse effect on our business, cash flow and ability to make distributions.

Nitrogen fertilizer products are global commodities, and we face intense competition from other nitrogen fertilizer producers.

Our business is subject to intense price competition from both U.S. and foreign sources, including competitors operating in the Persian Gulf, the Asia-Pacific region, the Caribbean, Russia and the Ukraine. Fertilizers are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and availability of the product. We compete with a number of U.S. producers and producers in other countries, including state-owned and government-subsidized entities. The United States and the European Union have trade regulatory measures in effect that are designed to address this type of unfair trade, but there is no guarantee that such anti-dumping orders will continue. Changes in these measures could have a material adverse impact on the sales and profitability of the particular products involved. Some competitors have greater total resources and are less dependent on earnings from fertilizer sales, which makes them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. Competitors utilizing different corporate structures may be better able to withstand lower cash flows than we can as a limited partnership. In addition, recent consolidation in the fertilizer industry has increased the resources of several competitors. In light of this industry consolidation, our competitive position could suffer to the extent we are not able to expand our own resources either through investments in new or existing operations or through acquisitions, joint ventures or partnerships. In addition, if natural gas prices in the United States were to decline to a level that prompts those U.S. producers who have permanently or temporarily closed production facilities to resume fertilizer production, this would likely contribute to a global supply/demand imbalance that could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. An inability to compete successfully could result in the loss of customers, which could adversely affect our sales and profitability.

Adverse weather conditions during peak fertilizer application periods may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions, because our agricultural customers are geographically concentrated.

Our sales of nitrogen fertilizer products to agricultural customers are concentrated in the Great Plains and Midwest states and are seasonal in nature. For example, we generate greater net sales and operating income in the spring. Accordingly, an adverse weather pattern affecting agriculture in these regions or during this season could have a negative effect on fertilizer demand, which could, in turn, result in a material decline in our net sales and margins and otherwise have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Our quarterly results may vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns, as well as the relationship between natural gas and nitrogen fertilizer product prices.

Our results of operations, financial condition and ability to make cash distributions may be adversely affected by the supply and price levels of pet coke and other essential raw materials.

Pet coke is a key raw material used by us in the manufacture of nitrogen fertilizer products. Increases in the price of pet coke could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Moreover, if pet coke prices increase we may not be able to increase our prices to recover increased pet coke costs, because market prices for our nitrogen fertilizer products are generally correlated with natural gas prices, the primary raw material used by our competitors, and not pet coke prices. Our profitability is directly affected by the price and availability of pet coke obtained from CVR Energy’s oil refinery pursuant to a 20-year agreement and pet coke purchased from third parties. Based on our current output, we obtain most (over 75% on average during the last four years) of the pet coke we need from CVR Energy’s adjacent oil refinery, and procure the remainder on the open market. We are sensitive to fluctuations in the price of pet coke on the open market. Our competitors are not subject to changes in pet coke prices, and the price of pet coke we purchase from CVR Energy varies based on market prices. Pet coke prices could significantly increase in the future. We might also be unable to find alternative suppliers to make up for any reduction in the amount of pet coke we obtain from CVR Energy.

In addition, we rely on the air separation plant owned by The Linde Group, or Linde, to provide oxygen, nitrogen and compressed dry air to our gasifier. This air separation plant has experienced numerous momentary interruptions, thereby causing interruptions in our gasifier operations. Our operations require a reliable supply of raw materials. A disruption of our supply could prevent us from producing our products at current levels and our reputation, customer relationships, results of operations and cash flow could be materially harmed.

We may not be able to maintain an adequate supply of pet coke and other essential raw materials. In addition, we could experience production delays or cost increases if alternative sources of supply prove to be more expensive or difficult to obtain. If raw material costs were to increase, or if our nitrogen fertilizer plant were to experience an extended interruption in the supply of raw materials, including pet coke, to its production facilities, we could lose sale opportunities, damage our relationships with or lose customers, suffer lower margins and experience other material adverse effects to our results of operations, financial condition and ability to make cash distributions.

Ammonia can be very volatile and dangerous. Any liability for accidents involving ammonia that cause severe damage to property and/or injury to the environment and human health could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In addition, the costs of transporting ammonia could increase significantly in the future.

We manufacture, process, store, handle, distribute and transport ammonia, which can be very volatile and dangerous. Accidents, releases or mishandling involving ammonia could cause severe damage or injury to property, the environment and human health, as well as a possible disruption of supplies and markets. Such an event could result in civil lawsuits, fines, penalties and regulatory enforcement proceedings, which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of our ability to produce or distribute our products could result in a significant decrease in operating revenues and significant additional cost to replace or repair and insure our assets, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. We experienced an ammonia release most recently in August 2007. In addition, we may incur significant losses or costs relating to the operation of railcars used for the purpose of carrying various products, including ammonia. Due to the dangerous and potentially toxic nature of the cargo, in particular ammonia, on board railcars, a railcar accident may result in uncontrolled or catastrophic circumstances, including fires, explosions and pollution. These circumstances may result in severe damage and/or injury to property, the environment and human health. In the event of pollution, we may be strictly liable. If we are strictly liable, we could be held responsible even if we are not at fault and we complied with the laws and regulations in effect at the time of the accident. Litigation arising from accidents involving ammonia may result in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Given the risks inherent in transporting ammonia, the costs of transporting ammonia could increase significantly in the future. Ammonia is most typically transported by railcar. A number of initiatives are underway in the railroad and chemical industries that may result in changes to railcar design in order to minimize railway accidents involving hazardous materials. If any such design changes are implemented, or if accidents involving hazardous freight increase the insurance and other costs of railcars, our freight costs could significantly increase.

Our operations are dependent on the pet coke we obtain from CVR Energy. Failure by CVR Energy to continue to supply us with pet coke, or CVR Energy’s imposition of an obligation to provide it with security for our payment obligations, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

On average during the last four years, we have obtained more than 75% of the pet coke used by our nitrogen fertilizer plant from CVR Energy. We currently obtain pet coke from CVR Energy pursuant to an agreement that extends through 2027. The price that we pay CVR Energy for pet coke is based on the lesser of a pet coke price derived from the price we receive for UAN (subject to a UAN-based price ceiling and floor) and a pet coke index price. In most cases, the price we pay CVR Energy will be lower than the price which we would otherwise pay to third parties. Should CVR Energy fail to perform in accordance with our existing agreement, we would need to purchase pet coke from third parties on the open market, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Purchasing pet coke from third parties rather than CVR Energy will significantly increase our pet coke expense (as in 2007) and have a material adverse effect on our business, cash flow and ability to make distributions. Also, we currently purchase 100% of the pet coke CVR Energy produces. Accordingly, if we increase our production, we will be more dependent on pet coke purchases from third party suppliers at open market prices. There is no assurance that we would be able to purchase pet coke on comparable terms from third parties or at all.

Under our pet coke agreement with CVR Energy, we may become obligated to provide security for our payment obligations if, in CVR Energy’s sole judgment, there is a material adverse change in our financial condition or liquidity position or in our ability to pay for our pet coke purchases. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Coke Supply Agreement”.

Our operations are dependent on a limited number of third-party suppliers. Failure by key suppliers of oxygen, nitrogen and electricity to perform in accordance with their contractual obligations may have a negative effect upon our results of operations and financial condition.

Our operations depend in large part on the performance of third-party suppliers, including Linde for the supply of oxygen and nitrogen and the City of Coffeyville for the supply of electricity. Our contract with Linde extends through 2020 and our electricity contract extends through 2019. Should these suppliers fail to perform in accordance with the existing contractual arrangements, our operations would be forced to a halt. Alternative sources of supply of oxygen, nitrogen or electricity could be difficult to obtain. Any shutdown of operations at the nitrogen fertilizer business even for a limited period could have a material negative impact on our results of operations, financial condition and ability to make cash distributions.

We rely on third party providers of transportation services and equipment, which subjects us to risks and uncertainties beyond our control that may have a material adverse effect on our results of operations, financial condition and ability to make distributions.

We rely on railroad and trucking companies to ship finished products to our customers. We also lease rail cars from rail car owners in order to ship our finished products. These transportation operations, equipment, and services are subject to various hazards, including extreme weather conditions, work stoppages, delays, spills, derailments and other accidents and other operating hazards.

These transportation operations, equipment and services are also subject to environmental, safety, and regulatory oversight. Due to concerns related to terrorism or accidents, local, state and federal governments could implement new regulations affecting the transportation of our finished products. In addition, new regulations could be implemented affecting the equipment used to ship our finished products.

Any delay in our ability to ship our finished products as a result of these transportation companies’ failure to operate properly, the implementation of new and more stringent regulatory requirements affecting transportation operations or equipment, or significant increases in the cost of these services or equipment, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Environmental laws and regulations could require us to make substantial capital expenditures to remain in compliance or to remediate current or future contamination that could give rise to material liabilities.

Our operations are subject to a variety of federal, state and local environmental laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the environment, product specifications and the generation, treatment, storage, transportation, disposal and remediation of solid and hazardous waste and materials. Violations of these laws and regulations or permit conditions can result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions, permit revocations and/or facility shutdowns.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. These expenditures or costs for environmental compliance could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Future environmental laws and regulations, or new interpretations of existing laws or regulations, also could limit our ability to market and sell our products to end users.

Our facility operates under a number of federal and state permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards in order to operate. Our facility is also required to meet compliance with prescriptive limits and performance standards specific to chemical facilities as well as to general manufacturing facilities. All of these permits, licenses, approvals and standards require a significant amount of monitoring, record keeping and reporting in order to demonstrate compliance with the underlying permit, license, approval or standard. Inspections by federal and state governmental agencies may uncover incomplete documentation of compliance status that may result in the imposition of fines, penalties and injunctive relief that could have a material adverse effect on our ability to operate our facilities. Additionally, due to the nature of our manufacturing processes, there may be times when we are unable to meet the standards and terms and conditions of these permits and licenses, or we may be subject to standards where government agencies have no enforcement discretion, which may lead to the imposition of fines and penalties or operating restrictions that may have a material adverse effect on our ability to operate our facilities and accordingly our financial performance.

Our business is inherently subject to accidental spills, discharges or other releases of hazardous substances into the environment and neighboring areas. Past or future spills related to our nitrogen fertilizer plant or transportation of products or hazardous substances from our facility may give rise to liability (including strict liability, or liability without fault, and potential cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under the Comprehensive Environmental Responsibility, Compensation and Liability Act, or CERCLA, for past or future spills without regard to fault or whether our actions were in compliance with the law at the time of the spills. Pursuant to CERCLA and similar state statutes, we could be held liable for contamination associated with the facility we currently own and operate, facilities we formerly owned or operated (if any) and facilities to which we transported or arranged for the transportation of wastes or by-products containing hazardous substances for treatment, storage, or disposal. The potential penalties and cleanup costs for past or future releases or spills, liability to third parties for damage to their property or exposure to hazardous substances, or the need to address newly discovered information or conditions that may require response actions could be significant and could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, we may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances located at or released from our facility. We may also face liability for personal injury, property damage, natural resource damage or for cleanup costs for the alleged migration of contamination or other hazardous substances from our facility to adjacent and other nearby properties.

We may face future liability for the off-site disposal of hazardous wastes. Pursuant to CERCLA, companies that dispose of, or arrange for the transportation or disposal of, hazardous substances at off-site locations can be held jointly and severally liable for the costs of investigation and remediation of contamination at those off-site locations, regardless of fault. We could become involved in litigation or other proceedings involving off-site waste disposal and the damages or costs in any such proceedings could be material.

Environmental laws and regulations on fertilizer end-use and application could have a material adverse impact on fertilizer demand in the future.

Future environmental laws and regulations on the end-use and application of fertilizers could cause changes in demand for our products in our markets. In addition, future environmental laws and regulations, or new interpretations of existing laws or regulations, could limit our ability to market and sell our products to end users. From time to time, various state legislatures have proposed bans or other limitations on fertilizer products. Any such future laws or regulations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

CO2 and other greenhouse gas emissions may be the subject of federal or state legislation or regulated in the future by the EPA as an air pollutant, requiring us to obtain additional permits, install additional controls, or purchase credits to reduce greenhouse gas emissions which could adversely affect our financial performance.

The United States Congress has considered various proposals to reduce greenhouse gas emissions, but none have become law, and presently, there are no federal mandatory greenhouse gas emissions requirements. While it is probable that Congress will adopt some form of federal mandatory greenhouse gas emission reductions legislation in the future, the timing and specific requirements of any such legislation are uncertain at this time. In the absence of existing federal regulations, a number of states have adopted regional greenhouse gas initiatives to reduce CO2 and other greenhouse gas emissions. In 2007, a group of Midwest states, including Kansas (where our facility is located) formed the Midwestern Greenhouse Gas Accord, which calls for the development of a cap-and-trade system to control greenhouse gas emissions and for the inventory of such emissions. However, the individual states that have signed on to the accord must adopt laws or regulations implementing the trading scheme before it becomes effective, and the timing and specific requirements of any such laws or regulations in Kansas are uncertain at this time.

In 2007, the U.S. Supreme Court decided that CO2 is an air pollutant under the federal Clean Air Act for the purposes of vehicle emissions. Similar lawsuits have been filed seeking to require the EPA to regulate CO2 emissions from stationary sources, such as our fertilizer plant, under the federal Clean Air Act. Our plant produces significant amounts of CO2 that are vented into the atmosphere. If the EPA regulates CO2 emissions from plants such as ours, we may have to apply for additional permits, install additional controls to reduce CO2 emissions or take other as yet unknown steps to comply with these potential regulations. For example, we may have to purchase CO2 emission reduction credits to reduce our current emissions of CO2 or to offset increases in CO2 emissions associated with expansions of our operations.

Compliance with any future legislation or regulation of greenhouse gas emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition, and ability to make distributions.

A major factor underlying the current high level of demand for our nitrogen-based fertilizer products is the expanding production of ethanol. A decrease in ethanol production, an increase in ethanol imports or a shift away from corn as a principal raw material used to produce ethanol could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

A major factor underlying the current high level of demand for our nitrogen-based fertilizer products is the expanding production of ethanol in the United States and the expanded use of corn in ethanol production. Ethanol production in the United States is highly dependent upon a myriad of federal and state legislation and regulations, and is made significantly more competitive by various federal and state incentives. Such incentive programs may not be renewed, or if renewed, they may be renewed on terms significantly less favorable to ethanol producers than current incentive programs. Recent studies showing that expanded ethanol production may increase the level of greenhouse gases in the environment may reduce political support for ethanol production. The elimination or significant reduction in ethanol incentive programs could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Imported ethanol is generally subject to a $0.54 per gallon tariff and a 2.5% ad valorem tax. This tariff is set to expire on December 31, 2008. This tariff may not be renewed, or if renewed, it may be renewed on terms significantly less favorable for domestic ethanol production than current incentive programs. We do not know the extent to which the volume of imports would increase or the effect on U.S. prices for ethanol if the tariff is not renewed beyond its current expiration. The elimination of tariffs on imported ethanol may negatively impact the demand for domestic ethanol, which could lower U.S. corn and other new grain production and thereby have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Most ethanol is currently produced from corn and other raw grains, such as milo or sorghum — especially in the Midwest. The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste and energy crops. This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas that are unable to grow corn. Although current technology is not sufficiently efficient to be competitive, new conversion technologies may be developed in the future. If an efficient method of producing ethanol from cellulose-based biomass is developed, the demand for corn may decrease, which could reduce demand for our nitrogen fertilizers, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our facility faces operating hazards and interruptions. We could face potentially significant costs to the extent these hazards or interruptions are not fully covered by our existing insurance coverage. Insurance companies that currently insure companies in our industry may cease to do so or may substantially increase premiums in the future.

Our operations, located in a single location, are subject to significant operating hazards and interruptions. If our facility experiences a major accident or fire, is damaged by severe weather, flooding or other natural disaster, or is otherwise forced to curtail its operations or shut down, we could incur significant losses which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In addition, a major accident, fire, flood, or other event could damage our facility or the environment and the surrounding community or result in injuries or loss of life. For example, the flood that occurred during the weekend of June 30, 2007 shut down our facility for approximately two weeks and required significant expenditures to repair damaged equipment. Moreover, our facility is located adjacent to CVR Energy’s refining operations and a major accident or disaster at CVR Energy’s operations could adversely affect our operations.

If our facility experiences a major accident or fire or other event or an interruption in supply or operations, our business could be materially adversely affected if the damage or liability exceeds the amounts of business interruption, property, terrorism and other insurance that we benefit from or maintain against these risks and successfully collect. We are currently a beneficiary under CVR Energy’s insurance policies. CVR Energy maintains property and business interruption insurance capped at $1 billion which is subject to various deductibles and sub-limits for particular types of coverage (e.g., $300 million for a loss caused by flood). In the event of a business interruption, we would not be entitled to recover our losses until the interruption exceeds 45 days in the aggregate. We are fully exposed to losses in excess of this dollar cap and the various sub-limits, or business interruption losses that occur in the 45 days of our deductible period. These losses may be material. For example, our lost revenue caused by the business interruption following the flood that occurred during the weekend of June 30, 2007 cannot be claimed because it was lost within 45 days of the start of the flood.

We expect that we will need to obtain our own stand-alone insurance policies when CVR Energy’s policies come up for annual renewal in July and September 2008. We do not presently know the terms or cost of the insurance that we will be able to obtain at that time. If significant changes in the number or financial solvency of insurance underwriters for our industry occur, we may be unable to obtain and maintain adequate insurance at a reasonable cost or we might need to significantly increase our retained exposures. Insurance companies that have historically participated in underwriting facilities in our industry could elect to discontinue that practice, or demand significantly higher premiums or deductibles to cover these facilities.

Our nitrogen fertilizer plant, or individual units within our plant, will require scheduled or unscheduled downtime for maintenance or repairs from time to time.

Our nitrogen fertilizer plant, or individual units within our plant, will require scheduled or unscheduled downtime for maintenance or repairs. In general, our facility requires scheduled turnaround maintenance every two years and the next scheduled turnaround is currently expected to occur in the third quarter of 2008. Scheduled and unscheduled maintenance could reduce our net income and cash flow during the period of time that any of our units is not operating.

The location of our nitrogen fertilizer plant provides us with a transportation cost advantage over many of our competitors. However, there is no assurance that our competitors’ transportation costs will not decline, reducing our price advantage.

Our nitrogen fertilizer plant is located within the U.S farm belt, where the majority of the end users of our nitrogen fertilizer products grow their crops. Accordingly, we currently have a transportation cost advantage over many of our competitors, who produce fertilizer outside of this region and incur greater costs in transporting their products over longer distances via ships and pipelines. There can be no assurance that our competitors’ transportation costs will not decline or that additional pipelines will not be built, lowering the price at which our competitors can sell their products, which would have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

We are subject to strict laws and regulations regarding employee safety, and failure to comply with these laws and regulations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our facility is subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions if we are subjected to significant fines or compliance costs.

Our business depends on significant customers, and the loss of one or several significant customers may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our business has a high concentration of customers. In the aggregate our top five ammonia customers represented 55.1%, 51.5% and 62.2% of our ammonia sales for the years ended December 31, 2005, 2006 and 2007, respectively, and our top five UAN customers represented 42.4%, 31.2% and 38.6% of our UAN sales, respectively, for the same periods. Several significant ammonia and UAN customers each account for more than 10% of sales of ammonia and UAN, respectively. Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with any of our customers. The loss of one or several of these significant customers, or a significant reduction in purchase volume by any of them, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

We may not be able to successfully implement our business strategies, which include completion of significant capital programs.

One of our business strategies is to implement a number of capital expenditure projects designed to increase productivity, efficiency and profitability. Many factors may prevent or hinder implementation of some or all of these projects, including compliance with or liability under environmental regulations, technical or mechanical problems, lack of availability of capital and other factors. Costs and delays have increased significantly during the past few years and the large number of capital projects underway in the industry has led to shortages in skilled craftsmen, engineering services and equipment manufacturing. Failure to successfully implement these profit-enhancing strategies may materially adversely affect our business prospects and competitive position. These risks include delays and incurrence of additional and unforeseen costs.

Our acquisition and expansion strategy involves significant risks.

We intend to consider pursuing acquisitions and expansion projects in order to continue to grow and increase profitability. However, acquisitions and expansions involve numerous risks and uncertainties, including intense competition for suitable acquisition targets; the potential unavailability of financial resources necessary to consummate acquisitions and expansions; difficulties in identifying suitable acquisition targets and expansion projects or in completing any transactions identified on sufficiently favorable terms; and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions and expansions. In addition, any future acquisitions may entail significant transaction costs and risks associated with entry into new markets and lines of business.

In addition, even when acquisitions are completed, integration of acquired entities can involve significant difficulties, such as

•	unforeseen difficulties in the acquired operations and disruption of the ongoing operations of our business;

•	failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

•	strain on the operational and managerial controls and procedures of our business, and the need to modify systems or to add management resources;

•	difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies;

•	assumption of unknown material liabilities or regulatory non-compliance issues;

•	amortization of acquired assets, which would reduce future reported earnings;

•	possible adverse short-term effects on our cash flows or operating results; and

•	diversion of management’s attention from the ongoing operations of our business.

In addition, in connection with any potential acquisition or expansion project, we will need to consider whether the business we intend to acquire or expansion project we intend to pursue (including the CO2 sequestration or sale project we are considering) could affect our tax treatment as a partnership for federal income tax purposes. If we are otherwise unable to conclude that the activities of the business being acquired or the expansion project would not affect our treatment as a partnership for federal income tax purposes, we may elect to seek a ruling from the Internal Revenue Service, or IRS. Seeking such a ruling could be costly or, in the case of competitive acquisitions, place us in a competitive disadvantage compared to other potential acquirers who do not seek such a ruling. If we are unable to conclude that an activity would not affect our treatment as a partnership for federal income tax purposes, we may choose to acquire such business or develop such expansion project in a corporate subsidiary, which would subject the income related to such activity to entity-level taxation. See “— Tax Risks — Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or if we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced” and “Material Tax Consequences — Partnership Status”.

Failure to manage these acquisition and expansion growth risks could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. There can be no assurance that we will be able to consummate any acquisitions or expansions, successfully integrate acquired entities, or generate positive cash flow at any acquired company or expansion project.

The assets and businesses that we may acquire from CVR Energy or others in the future may expose us to significant additional risks, compliance costs and liabilities.

We intend to grow through the acquisition from CVR Energy and third parties of additional infrastructure assets relating to fertilizer transportation and storage, petroleum storage, petroleum transportation and crude oil gathering. In particular, we may in the future acquire assets from CVR Energy, including (1) a 25,000 bpd crude oil gathering system, (2) storage and terminal facilities for asphalt and refined fuels and (3) a 145,000 bpd pipeline system that transports crude oil to CVR Energy’s Coffeyville refinery and associated crude oil storage tanks with a capacity of approximately 1.2 million barrels, although we have no agreement or understanding with respect to future acquisitions from CVR Energy, and CVR Energy has not announced any intention to sell or dispose of these assets.

The acquisition of infrastructure assets may expose us to risks in the future that are different than or incremental to the risks we face with respect to our nitrogen fertilizer facility. The storage and transportation of liquid hydrocarbons, including crude oil and refined products, are subject to stringent federal, state, and local laws and regulations governing the discharge of materials into the environment, operational safety and related matters. Compliance with these laws and regulations could be expensive. Moreover, failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, the issuance of injunctions that may restrict or prohibit our operations, or claims of damages to property or persons resulting from our operations.

Any pipeline assets that we may acquire will expose us to the risk of releasing hazardous materials into the environment. These releases would expose us to potentially substantial expenses, including cleanup and remediation costs, fines and penalties, and third party claims for personal injury or property damage related to past or future releases. The storage and terminal facilities for asphalt and refined fuels that we may acquire are also subject to significant compliance costs and liabilities. In addition, because of their increased volatility and tendency to migrate farther and faster than crude oil, releases of refined products into the environment can have an even more significant impact than releases of crude oil and can require significantly higher expenditures in order to respond and remediate. Accordingly, if we do acquire any of such businesses or assets, we could also incur additional expenses not covered by insurance which could be material.

Crude oil gathering systems are also subject to additional risks and uncertainties. Crude oil production from reserves and wells will naturally decline over time. To maintain or increase throughput levels at any gathering system, the gathering business must obtain new sources of crude oil supply. Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil reserves. Drilling activity generally decreases as oil prices decrease. If the gathering business is not able to obtain new supplies of oil to replace the natural decline in volumes from existing wells due to reductions in drilling activity or competition, throughput on the gathering system would decline.

We do not have our own executive officers and rely solely on the officers of CVR Energy to manage our business and affairs.

Our future performance depends to a significant degree upon the continued contributions of CVR Energy’s senior management team. We have entered into a services agreement with our managing general partner and CVR Energy whereby CVR Energy has agreed to provide us with the services of its senior management team. Following the first anniversary of the date of this offering, CVR Energy can terminate this agreement at any time, subject to a 90-day notice period. The loss or unavailability to us of any member of CVR Energy’s senior management team could negatively affect our ability to operate our business and pursue our business strategies. We do not have employment agreements with any of CVR Energy’s officers and we do not maintain any key person insurance. We can provide no assurance that CVR Energy will continue to provide us the officers that are necessary for the conduct of our business nor that such provision will be on terms that are acceptable. If CVR Energy elected to terminate the agreement on 90 days’ notice, we might not be able to find qualified individuals to serve as our executive officers within such 90-day period.

We also rely on the technical personnel who operate our nitrogen fertilizer facility. To the extent that the services of our key technical personnel become unavailable to us for any reason, we would be required to hire other personnel. We may not be able to locate or employ such qualified personnel on acceptable terms or at all. We face competition for these professionals from our competitors, our customers and other companies operating in our industry.

New regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities could result in higher operating costs.

The costs of complying with regulations relating to the transportation of hazardous chemicals and security associated with our nitrogen fertilizer facility may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Targets such as chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets in the United States. The chemical industry has responded to the issues that arose due to the terrorist attacks on September 11, 2001 by starting new initiatives relating to the security of chemical industry facilities and the transportation of hazardous chemicals in the United States. Future terrorist attacks could lead to even stronger, more costly initiatives. Simultaneously, local, state and federal governments have begun a regulatory process that could lead to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals. Our business or our customers’ businesses could be materially adversely affected by the cost of complying with new regulations.

We may face third-party claims of intellectual property infringement, which if successful could result in significant costs for our business.

There are currently no claims pending against us relating to the infringement of any third-party intellectual property rights. However, in the future we may face claims of infringement that could interfere with our ability to use technology that is material to our business operations. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In the event a claim of infringement against us is successful, we may be required to pay royalties or license fees for past or continued use of the infringing technology, or we may be prohibited from using the infringing technology altogether. If we are prohibited from using any technology as a result of such a claim, we may not be able to obtain licenses to alternative technology adequate to substitute for the technology we can no longer use, or licenses for such alternative technology may only be available on terms that are not commercially reasonable or acceptable to us. In addition, any substitution of new technology for currently licensed technology may require us to make substantial changes to our manufacturing processes or equipment or to our products, and could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

If licensed technology is no longer available, our business may be adversely affected.

We have licensed, and may in the future license, a combination of patent, trade secret and other intellectual property rights of third parties for use in our business. If any of these license agreements were to be terminated, licenses to alternative technology may not be available, or may only be available on terms that are not commercially reasonable or acceptable. In addition, any substitution of new technology for currently-licensed technology may require substantial changes to manufacturing processes or equipment and may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our new revolving secured credit facility may contain significant limitations on distributions and other payments.

Upon the closing of this offering, we expect to enter into a new revolving secured credit facility. We anticipate that as of December 31, 2007, on a pro forma basis after giving effect to this offering and the use of proceeds hereof and the establishment of our new revolving secured credit facility, we would have had no debt outstanding and incremental borrowing capacity of approximately $      million. We and our subsidiary may be able to incur significant additional indebtedness in the future. We anticipate that both our ability to make distributions to holders of our units and our ability to borrow under this new credit facility to fund distributions will be subject to covenant restrictions under the agreement governing this credit facility. If we were unable to comply with any such covenant restrictions in any quarter, our ability to make intended distribution payments would be curtailed or limited.

In addition, we will be subject to covenants contained in agreements governing our new revolving secured credit facility and any other future indebtedness. These covenants include and will likely include restrictions on certain payments, the granting of liens, the incurrence of additional indebtedness, dividend restrictions affecting subsidiaries, asset sales, transactions with affiliates and mergers, acquisitions and consolidations. We expect that our new revolving secured credit facility will prohibit the payment of cash distributions if we are not in compliance with certain financial or other covenants. Any failure to comply with these covenants could result in a default under our new revolving secured credit facility. Upon a default, unless waived, the lenders under our new revolving secured credit facility would have all remedies available to a secured lender, and could elect to terminate their commitments, cease making further loans, cause their loans to become due and payable in full, institute foreclosure proceedings against our or our subsidiary’s assets, and/or force us and our subsidiary into bankruptcy or liquidation.

Borrowings under our new revolving secured credit facility will bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow.

In addition to our debt service obligations, our operations require substantial investments on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets, properties and systems software, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors.

If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to take any of these actions on satisfactory terms or at all.

We are a holding company and depend upon our subsidiary for our cash flow.

We are a holding company. All of our operations are conducted and all of our assets are owned by Coffeyville Resources Nitrogen Fertilizers, LLC, our wholly-owned subsidiary and our sole direct or indirect subsidiary. Consequently, our cash flow and our ability to meet our obligations or to make distributions in the future will depend upon the cash flow of our subsidiary and the payment of funds by our subsidiary to us in the form of dividends or otherwise. The ability of our subsidiary to make any payments to us will depend on its earnings, the terms of its indebtedness, including the terms of any credit facilities, and legal restrictions. In particular, future credit facilities may impose significant limitations on the ability of our subsidiary to make distributions to us and consequently our ability to make distributions to our unitholders. See also “— We may not have sufficient cash to enable us to make quarterly distributions on our common units following the payment of expenses and fees, including payments to CVR Energy for management compensation and overhead in accordance with our services agreement, and the establishment of cash reserves”.

We have never operated as a stand-alone company.

Because we have never operated as a stand-alone company, it is difficult for you to evaluate our business and results of operations to date and to assess our future prospects and viability. Our nitrogen fertilizer facility commenced operations in 2000. Prior to March 4, 2004, we were operated as one of eight fertilizer facilities within Farmland. From March 4, 2004 to June 23, 2005, we were operated by the Immediate Predecessor as part of a larger company together with a petroleum refining company, and from June 23, 2005 until the closing date of this offering we were operated by Successor and CVR Energy as part of a larger company together with a petroleum refining company. As a result, the financial information reflecting our business contained in this prospectus, including the pro forma financial information, does not necessarily reflect what our operating performance would have been had we been a stand-alone company during the periods presented.

Recent favorable operating conditions may not continue.

The financial information presented in this prospectus reflects strong period-over-period revenue and profitability growth rates that may not continue in the future. We have been operating during a recent period of significant growth in prices and sales in the nitrogen fertilizer industry which may not continue or could reverse. As a result, our results of operations may be lower than in current periods or lower than we currently expect and the price of our common units may be volatile.

We will incur increased costs as a result of being a publicly traded partnership.

As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the New York Stock Exchange, require publicly traded entities to adopt various corporate governance practices that further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a public company and other operating expenses, and our managing general partner may reserve cash for future distributions during periods of limited cash flows. As a result, the amount of cash we have available for distribution to our unitholders will be affected by our level of cash reserves and expenses, including the costs associated with being a publicly traded partnership.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded company reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for our managing general partner to attract and retain qualified persons to serve on its board of directors or as executive officers. We estimate that we will incur approximately $2.5 million of estimated incremental costs per year, some of which will be direct charges associated with being a publicly traded partnership, and some of which will be allocated to us by CVR Energy; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and will be required to comply with Section 404 in our annual report for the year ended December 31, 2009 (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board, or PCAOB, rules and regulations that remain unremediated. Although we produce our financial statements in accordance with GAAP, our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. As a publicly traded partnership, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the PCAOB. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting pursuant to an audit of our internal controls over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common units. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our common units may be adversely affected.

Our relationship with CVR Energy and its financial condition subjects us to potential risks that are beyond our control.

Due to our relationship with CVR Energy, adverse developments or announcements concerning CVR Energy could materially adversely affect our financial condition, even if we have not suffered any similar development. The ratings assigned to CVR Energy’s senior secured indebtedness (B2 from Moody’s Investors Service, Inc. and B from Standard & Poor’s Ratings Group) are below investment grade. Downgrades of the credit ratings of CVR Energy could increase our cost of capital and collateral requirements, and could impede our access to the capital markets.

The credit and business risk profiles of CVR Energy may be factors considered in credit evaluations of us. This is because our special general partner jointly controls certain of our business activities, we rely on CVR Energy for various services, including management services and the supply of pet coke, and we sell hydrogen to CVR Energy on a regular basis for its refinery. Another factor that may be considered is the financial condition of CVR Energy, including the degree of its financial leverage and its dependence on cash flow from us to service its indebtedness. The credit and risk profile of CVR Energy could adversely affect our credit ratings and risk profile, which could increase our borrowing costs or hinder our ability to raise capital.

If we were to seek a credit rating in the future, our credit rating may be adversely affected by the leverage of our special general partner or CVR Energy, as credit rating agencies such as Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc. may consider the leverage and credit profile of CVR Energy and its affiliates because of their ownership interest in and joint control of us and the strong operational links between CVR Energy’s refining business and us. Any adverse effect on our credit rating would increase our cost of borrowing or hinder our ability to raise financing in the capital markets, which would impair our ability to grow our business and make distributions to unitholders.

Risks Related to an Investment in Us

The Goldman Sachs Funds and the Kelso Funds, as well as our general partners and CVR Energy, may have conflicts of interest with the interests of our common unitholders.

Following the completion of this offering, the Goldman Sachs Funds and the Kelso Funds will own substantially all of the equity interests in Coffeyville Acquisition III, which owns our managing general partner and the IDRs, and will have four nominees on the board of directors of our managing general partner. In addition, the Goldman Sachs Funds and the Kelso Funds own approximately 73% of the common stock of CVR Energy, which controls our special general partner. Accordingly, the Goldman Sachs Funds and the Kelso Funds will substantially control our business, including the selection of the senior management team and determination of our business strategies, as well as potential mergers or acquisitions, assets sales and other significant corporate transactions. They may elect to pursue strategies that are in their overall best interest but that are not in the interest of our non-affiliated unitholders.

The Goldman Sachs Funds and the Kelso Funds are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. They may also, either directly or through affiliates, maintain business relationships with companies that may directly compete with us. In general, the Goldman Sachs Funds and the Kelso Funds or their affiliates could pursue business interests, or exercise their rights as controlling parties of our managing general partner or as stockholders of CVR Energy, in ways that are detrimental to us, but beneficial to themselves or to other companies in which they invest or with whom they have a material relationship.

Under the terms of our partnership agreement, the Goldman Sachs Funds and the Kelso Funds will have no obligation to offer us business opportunities. The Goldman Sachs Funds and the Kelso Funds may pursue acquisition opportunities for themselves that would be otherwise beneficial to our business and, as a result, these acquisition opportunities would not be available to us. Our partnership agreement provides that the owners of our managing general partner, which include the Goldman Sachs Funds and the Kelso Funds, are permitted to engage in separate businesses that directly compete with us and are not required to share or communicate or offer any potential business opportunities to us even if the opportunity is one that we might reasonably have pursued. The agreement provides that the owners of our managing general partner will not be liable to us or any unitholder for breach of any fiduciary or other duty by reason of the fact that such person pursued or acquired for itself any business opportunity.

Our general partners have fiduciary duties to favor the interests of their owners, and these interests may differ from, or conflict with, the interests of our common unitholders.

Our general partners are responsible for managing us. Although our general partners have fiduciary duties to manage us in a manner beneficial to us and holders of interests in us (including the common unitholders), the fiduciary duties are specifically limited by the express terms of our partnership agreement and the directors, officers and managers of our general partners and their owners also have fiduciary duties to manage our general partners in a manner beneficial to the owners of our general partners. The interests of the owners of our general partners may differ from, or conflict with, the interests of our common unitholders. In resolving these conflicts, our managing general partner may favor its own interests, the interests of its owners, the interests of our special general partner and/or the interests of CVR Energy over the interests of our common unitholders (and our interests).

The potential conflicts of interest include, among others, the following:

•	Our managing general partner holds all of our IDRs. IDRs will give our managing general partner a right to increasing percentages of our quarterly distributions after we have distributed all adjusted operating surplus generated by us during the period from the closing of this offering through December 31, 2009 and if quarterly distributions exceed the target of $0.4313 per unit. Our managing general partner may have an incentive to manage us in a manner which preserves or increases the possibility of these future cash flows rather than in a manner that preserves or increases current cash flows.

•	Our managing general partner may also have an incentive to engage in conduct with a high degree of risk in order to increase cash flows substantially and thereby increase the value of the IDRs instead of following a safer course of action.

•	The owners of our general partners are permitted to compete with us or to own businesses that compete with us. In addition, the owners of our general partners are not required to share business opportunities with us.

•	Neither our partnership agreement nor any other agreement will require the owners of our general partners to pursue a business strategy that favors us. The owners of our general partners have fiduciary duties to make decisions in their own best interests, which may be contrary to our interests. In addition, our managing general partner is allowed to take into account the interests of parties other than us, such as its owners or CVR Energy, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders.

•	Our managing general partner has limited its liability and reduced its fiduciary duties under our partnership agreement and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law.

•	Our managing general partner will determine the amount and timing of asset purchases and sales, capital expenditures, borrowings, repayment of indebtedness, issuances of additional partnership interests and cash reserves maintained by us (subject to our special general partner’s specified joint management rights), each of which can affect the amount of cash that is available for distribution to our common unitholders and the amount of cash paid to our managing general partner in respect of its IDRs.

•	Our managing general partner will also be able to determine the amount and timing of any capital expenditures and whether a capital expenditure is for maintenance, which reduces operating surplus, or expansion, which does not. Such determinations can affect the amount of cash that is available for distribution and the manner in which the cash is distributed.

•	In some instances our managing general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period, which may not be in the interest of the common unitholders.

•	Our partnership agreement permits us to classify up to $60 million as operating surplus, even if this cash is generated from asset sales, borrowings other than working capital borrowings or other sources the distribution of which would otherwise constitute capital surplus. This cash may be used to fund distributions in respect of the IDRs.

•	Our partnership agreement does not restrict our managing general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	Our managing general partner may exercise its rights to call and purchase all of our common units if at any time it and its affiliates own more than 80% of the common units.

•	Our managing general partner will control the enforcement of obligations owed to us by it and its affiliates. In addition, our managing general partner will decide whether to retain separate counsel or others to perform services for us.

•	Our managing general partner determines which costs incurred by it and its affiliates are reimbursable by us.

•	The executive officers of our managing general partner, and the majority of the directors of our managing general partner, also serve as directors and/or executive officers of CVR Energy. The executive officers who work for both CVR Energy and our managing general partner, including our chief executive officer, chief operating officer, chief financial officer and general counsel, divide their time between our business and the business of CVR Energy. These executive officers will face conflicts of interest from time to time in making decisions which may benefit either us or CVR Energy.

See “Conflicts of Interest and Fiduciary Duties”.

Our partnership agreement limits the fiduciary duties of our general partners and restricts the remedies available to us and our common unitholders for actions taken by our general partners that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partners, while also restricting the remedies available to our common unitholders, for actions that, without these limitations and reductions, might constitute breaches of fiduciary duty. Delaware partnership law permits such contractual reductions of fiduciary duty. By purchasing common units, common unitholders consent to some actions that might otherwise constitute a breach of fiduciary or other duties applicable under state law. Our partnership agreement contains provisions that reduce the standards to which our general partners would otherwise be held by state fiduciary duty law. For example:

•	Our partnership agreement permits our managing general partner to make a number of decisions in its individual capacity, as opposed to its capacity as managing general partner. This entitles our managing general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, our common unitholders. Decisions made by our managing general partner in its individual capacity will be made by the sole member of our managing general partner, and not by the board of directors of our managing general partner. Examples include the exercise of its limited call right, its voting rights with respect to any common units, GP units or subordinated units it may own, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment to our partnership agreement.

•	Our partnership agreement provides that our general partners will not have any liability to us or our unitholders for decisions made in their capacity as general partners so long as they acted in good faith, meaning they believed that the decisions were in our best interests.

•	Our partnership agreement provides that our general partners and the officers and directors of our managing general partner will not be liable for monetary damages to us for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our managing general partner or those persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

•	Our partnership agreement generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our managing general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable”. In determining whether a transaction or resolution is “fair and reasonable”, our managing general partner may consider the totality of the relationship between the parties involved, including other transactions that may be particularly advantageous or beneficial to us.

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. See “Description of Our Units — Transfer of Common Units”.

Your cash distributions from us may be limited over time due to our managing general partner’s incentive distribution rights.

After we have distributed all adjusted operating surplus generated by us during the period from the closing of this offering through December 31, 2009, if quarterly distributions exceed the target of $0.4313 per unit, then our managing general partner will be entitled to increasing percentages of the distributions, up to 48% of the distributions above the highest target level, in respect of its IDRs. Therefore, common unitholders will receive a smaller percentage of quarterly cash distributions from us if we increase our quarterly distributions above the target distribution levels. Because our managing general partner does not share in adjusted operating surplus generated prior to December 31, 2009, our managing general partner could be incentivized to cause us to make capital expenditures for maintenance prior to such date, which would reduce operating surplus (as defined under “How We Make Cash Distributions — Operating Surplus and Capital Surplus”), rather than for expansion, which would not, and accordingly affect the amount of operating surplus generated. Our managing general partner could also be incentivized to cause us to make capital expenditures for maintenance prior to December 31, 2009 that it would otherwise make at a later date in order to reduce operating surplus generated prior to such date. In addition, our managing general partner’s discretion in determining the level of cash reserves may materially adversely affect our ability to make cash distributions to common unitholders.

We have agreed with CVR Energy that we will not own or operate oil refineries in the United States or abroad (with limited exceptions).

We have entered into an omnibus agreement with CVR Energy in order to clarify and structure the division of corporate opportunities between CVR Energy and us. Under this agreement, we have agreed not to engage in the ownership or operation within the United States of any refinery with processing capacity greater than 20,000 bpd whose primary business is producing transportation fuels or the ownership or operation outside the United States of any refinery (refinery restricted business). CVR Energy has agreed not to engage in the production, transportation or distribution, on a wholesale basis, of fertilizers in the contiguous United States, subject to limited exceptions (fertilizer restricted business).

With respect to any business opportunity other than those covered by a fertilizer restricted business or a refinery restricted business, we and CVR Energy have agreed that we will have a preferential right to pursue such opportunities before CVR Energy may pursue them. If our managing general partner elects not to cause us to pursue the business opportunity, then CVR Energy will be free to pursue such opportunity. This provision and the non competition provisions described in the previous paragraph will continue so long as CVR Energy and certain of its affiliates continue to own 50% or more of our outstanding units. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Omnibus Agreement”.

The owners of our managing general partner have the power to appoint and remove substantially all of our managing general partner’s directors and all of our management.

Coffeyville Acquisition III, which is owned by the Goldman Sachs Funds, the Kelso Funds and certain members of CVR Energy’s senior management team, has the ability to elect all but two of the members of the board of directors of our managing general partner. Our special general partner has the right to appoint the remaining two members of the board of directors, and the Goldman Sachs Funds and the Kelso Funds control 73% of the outstanding common stock of CVR Energy which controls our special general partner. Our managing general partner and, to the extent of its special management rights, our special general partner, have control over all decisions related to our operations. See “Management — Management of CVR Partners, LP”. Because our special general partner holds a majority of the units, our non-affiliated unitholders do not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. Furthermore, the goals and objectives of the owners of our managing general partner and CVR Energy relating to us may not be consistent with those of our non-affiliated unitholders.

Our managing general partner has call rights that may require you to sell your common units at an undesirable time or price.

If at any time our managing general partner and its affiliates own more than 80% of the common units, our managing general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our managing general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

As a result, you may be required to sell your common units at a price that is less than the initial offering price in this offering or, because of the manner in which the purchase price is determined, at a price less than the then current market price of the common units. In addition, these call rights may be exercised at an otherwise undesirable time or price and you may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our managing general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be purchased by it upon exercise of the call rights. There is no restriction in our partnership agreement that prevents our managing general partner from causing us to issue additional common units and then exercising its call rights. If our managing general partner exercised its call rights, the effect would be to take us private and, if the common units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act.

The GP units indirectly owned by CVR Energy are a separate class from the common units. However, if our special general partner (together with its affiliates) ceases to own 20% or more of all outstanding units, the GP units will be deemed to be common units for purposes of the call rights provision. Moreover, our special general partner may convert the GP units it indirectly owns into an equal number of common units at any time. At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, CVR Energy will be an affiliate of our managing general partner and will indirectly own GP units equal to approximately 47% of our outstanding common units and GP units (approximately 46% if the underwriters exercise their option to purchase additional common units in full). At the end of the subordination period, assuming no additional issuances of common units (other than, if applicable, for the conversion of the subordinated units into common units), CVR Energy will indirectly own approximately 87% of our aggregate outstanding common units and GP units (approximately 85% if the underwriters exercise their option to purchase additional common units in full). For additional information about the call rights, see “The Partnership Agreement — Limited Call Right”.

Non-affiliated unitholders have limited voting rights and are not entitled to elect our general partners or our managing general partner’s directors.

Unlike the holders of common stock in a corporation, non-affiliated unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right to elect our general partners or our managing general partner’s board of directors on an annual or other continuing basis. The board of directors of our managing general partner, including the independent directors, will be chosen entirely by its owners and our special general partner and not by the common unitholders. Unlike publicly traded corporations, we will not hold annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at such annual meetings of stockholders. Furthermore, even if our non-affiliated unitholders are dissatisfied with the performance of our general partners, they will have no practical ability to remove our general partners. As a result of these limitations, the price at which the common units will trade could be diminished.

Non-affiliated unitholders will not have sufficient voting power to remove our managing general partner without CVR Energy’s consent, which could lower the trading price of our common units.

Our unitholders will be unable to remove our managing general partner without CVR Energy’s consent because CVR Energy, through its indirect ownership of our special general partner, will own a sufficient number of units to be able to prevent removal of our managing general partner. Furthermore, prior to October 26, 2012, our managing general partner may be removed only for

“cause” (as defined in our partnership agreement) by a vote of the holders of at least 80% of all outstanding units voting together as a single class including any units held by our managing general partner and its affiliates. Following the closing of this offering, our special general partner will own approximately 87% of our units (approximately 85% if the underwriters exercise their option to purchase additional common units in full).

If our managing general partner is removed without cause and no units held by our special general partner and its affiliates are voted in favor of that removal, all subordinated units will automatically be converted into common units or GP units and any existing arrearages on the common units and GP units will be extinguished. A removal of our managing general partner under these circumstances could adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our managing general partner liable for actual fraud or willful misconduct in its capacity as our managing general partner. Cause does not include most cases of poor management of the business.

If our managing general partner is removed without cause, it will have the right to convert its managing general partner interest and its IDRs into units or to receive cash based on the fair market value of the interests at the time. If our managing general partner is removed for cause, a successor managing general partner will have the option to purchase the managing general partner interest of the departing managing general partner and its IDRs for a cash payment equal to the fair market value of the interests. Under all other circumstances, the departing managing general partner will have the option to require the successor managing general partner to purchase the managing general partner interest of the departing managing partner and its IDRs for their fair market value. See “The Partnership Agreement — Withdrawal or Removal of Our Managing General Partner”.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding (treating GP units and common units as a single class), other than our general partners, their affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our managing general partner, may not vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders, GP unitholders and subordinated unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting common unitholders, GP unitholders and subordinated unitholders’ ability to influence the manner or direction of management.

Our managing general partner’s determination of the level of cash reserves may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our managing general partner to deduct from available cash any cash reserves that it determines to be necessary or appropriate to fund our future operating expenditures. In addition, our partnership agreement also permits our managing general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. Our managing general partner has a high level of discretion in establishing cash reserves. The establishment of new or an increase in existing reserves will reduce the amount of cash available for distribution to you.

Cost reimbursements due to our managing general partner and its affiliates will reduce cash available for distribution to you.

Prior to making any distribution on the units, we will reimburse our managing general partner for all expenses it incurs on our behalf, including without limitation our pro rata portion of management compensation and overhead charged by CVR Energy in accordance with our services agreement. The payment of these amounts, including allocated overhead, to our managing general partner and its affiliates could adversely affect our ability to make distributions to you. See “Our Cash Distribution Policy and Restrictions on Distributions”, “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest”.

Limited partners may not have limited liability if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states, including Kansas, Nebraska and Texas. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the states in which we do business. Limited partners could be liable for our obligations as if such limited partners were general partners if a court or government agency determined that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	limited partners’ right to act with other unitholders to remove or replace our managing general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constituted “control” of our business.

See “The Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations of liability on a limited partner.

Unitholders may have liability to repay distributions.

Under certain circumstances, limited partner unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to limited partners if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are nonrecourse to the partnership are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to such purchaser of common units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our managing general partner’s interest in us and the control of our managing general partner may be transferred to a third party without unitholder consent.

Our managing general partner may transfer its managing general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders or our special general partner. Furthermore, there is no restriction in our partnership agreement on the ability of the current owners of our managing general partner to transfer their equity interest in our managing general partner to a third party. The new equity owner of our managing general partner would then be in a position to replace the board of directors (other than the two directors appointed by our special general partner) and the officers of our managing general partner (subject to our special general partner’s rights to approve the selection of the chief executive officer and chief financial officer) with its own choices and to influence the decisions taken by the board of directors and officers of our managing general partner.

If control of our managing general partner is transferred to an unrelated third party, the new owner of the managing general partner may have no interest in us other than its IDRs, and no interest in CVR Energy. Following this offering, the Goldman Sachs Funds and the Kelso Funds both control our managing general partner and collectively own more than 73% of CVR Energy. We rely substantially on the senior management team of CVR Energy and have entered into a number of significant agreements with CVR Energy, including a long-term agreement for the provision of pet coke. If our managing general partner and CVR Energy are no longer controlled by the same parties, CVR Energy could be more likely to terminate its agreements with us, including the services agreement in which CVR Energy provides us with the services of its senior management team.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity to make acquisitions, incur debt or for other purposes.

We cannot predict how interest rates will react to changing market conditions. Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Additionally, as with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have a material adverse impact on our unit price and our ability to issue additional equity to make acquisitions or to incur debt as well as increasing our interest costs.

There is no existing market for our common units, and we do not know if one will develop to provide you with adequate liquidity. If our unit price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common units. If an active trading market does not develop, you may have difficulty selling any of our common units that you buy. The initial public offering price for the common units will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common units at prices equal to or greater than the price paid by you in this offering. The market price of our common units may be influenced by many factors including:

•	the level of our distributions and our earnings or those of other companies in our industry;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	variations in quarterly results of operations;

•	loss of a large customer or supplier;

•	general economic conditions;

•	terrorist acts;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	future sales of our common units; and

•	investor perceptions of us and the industries in which our products are used.

As a result of these factors, investors in our common units may not be able to resell their common units at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common units, regardless of our operating performance.

You will incur immediate and substantial dilution in net tangible book value per common unit.

The assumed initial public offering price of our common units is substantially higher than the pro forma net tangible book value of our outstanding units. As a result, if you purchase common units in this offering, you will incur immediate and substantial dilution in the amount of $9.63 per common unit. This dilution results primarily because the assets contributed by our special general partner and its affiliates are recorded at their historical costs, and not their fair value, in accordance with GAAP. See “Dilution”.

We may issue additional common units and other equity interests without your approval, which would dilute your existing ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests without a vote of the unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	the proportionate ownership interest of unitholders immediately prior to the issuance will decrease;

•	the amount of cash distributions on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders during the subordination period will increase;

•	the ratio of our taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Units eligible for future sale may cause the price of our common units to decline.

Sales of substantial amounts of our units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. This could also impair our ability to raise additional capital through the sale of our equity interests.

5,250,000 common units will be outstanding following this offering. In addition, our special general partner will own 18,750,000 GP units (which are convertible into 18,750,000 common units) and 16,000,000 subordinated GP units. The subordinated GP units convert into GP units at the end of the subordination period (and will thereafter be convertible into common units), which could occur as early as          , 2013, and some of the subordinated GP units may convert into GP units beginning on          , 2011 if additional tests are satisfied. The 5,250,000 common units sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act, by persons other than “affiliates”, as that term is defined in Rule 144 under the Securities Act.

In addition, under our partnership agreement, our general partners and their affiliates have the right to cause us to register their units under the Securities Act and applicable state securities laws. We have also entered into a registration rights agreement with our special general partner under which our special general partner has the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units it holds on three occasions, subject to certain limitations.

In connection with this offering, our general partners and our managing general partner’s directors and executive officers will enter into lock-up agreements, pursuant to which they are expected to agree, subject to certain exceptions, not to sell or transfer, directly or indirectly, any of our common units for a period of 180 days from the date of this prospectus, subject to extension in certain circumstances. Following termination of these lockup agreements, all units held by our general partners will be freely tradable under Rule 144, subject to the volume limitations of Rule 144. See “Units Eligible for Future Sale”.

Tax Risks

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or if we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. During 2008, and in each taxable year thereafter, current law requires us to derive at least 90% of our annual gross income from specific activities to continue to be treated as a partnership for federal income tax purposes. We may not find it possible to meet this income requirement, or may inadvertently fail to meet this income requirement.

Although we do not believe based upon our current operations that we should be so treated, a change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity. We are considering, and may consider in the future, expanding or entering into new activities or businesses. If our legal counsel is unable to opine that gross income from any of these activities or businesses will count toward satisfaction of the 90% income, or qualifying income, requirement to be treated as a partnership, we may seek a ruling from the IRS that gross income we earn from those activities will be qualifying income. There can be no assurance that the IRS would issue a favorable ruling. If we do not receive a favorable ruling we may choose to engage in the activity through a corporate subsidiary, which would subject the income related to such activity to entity-level taxation. We have not requested, and do not plan to request, a ruling from the IRS on any other matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Thus, treatment of us as a corporation would result in a material reduction in the cash available for distribution by us and after-tax return to unitholders, likely causing a substantial reduction in the value of the common units.

In addition, current law could change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, at the federal level, legislation has been proposed that would eliminate partnership tax treatment for certain publicly traded partnerships. Although such legislation would not apply to us as currently proposed, it could be amended prior to enactment in a manner that does apply to us. At the state level, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Specifically, beginning in 2008, we are required to pay Texas franchise tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of this tax by Texas and, if applicable, by any other state will reduce our cash available for distribution to you. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then our managing general partner may, in its sole discretion, cause the minimum quarterly distribution amount and the target distribution amounts to be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress are considering substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be materially adversely impacted, and the cost of any IRS contest will reduce our cash available for distribution to you.

Except as described above under “— Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or if we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced”, we have not and do not intend to request a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially adversely impact the market for our common units and the price at which they trade. In addition, because the costs of any contest with the IRS will be borne indirectly by our unitholders and our managing general partner, any such contest will result in a reduction in cash available for distribution.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the common units you sell will, in effect, become taxable income to you if you sell such common units at a price greater than your tax basis in those common units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your common units, you may incur a tax liability in excess of the amount of cash you receive from the sale. See “Material Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could result in a decrease in the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. See “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we have adopted.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. See “Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees”.

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, the unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the common unitholder as to those units could be fully taxable as ordinary income. Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

We will adopt certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partners. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in our filing two tax returns (and our unitholders could receive two Schedules K-1) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. See “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may be subject to state and local taxes and return filing requirements in jurisdictions where we operate, own or acquire property.

In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and conduct business in Kansas, Nebraska and Texas. Kansas and Nebraska currently impose a personal income tax on individuals. Kansas and Nebraska also impose an income tax on corporations and other entities. Texas currently imposes a franchise tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “will”, “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures (including environmental expenditures) and the impact of such expenditures on our performance, the costs of operating as a public company and our capital programs. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors”, that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	our ability to make cash distributions on the units;

•	our ability to forecast our future financial condition or results of operations and our future revenues and expenses;

•	our high fixed costs and the potential decline in the price of natural gas, which is the main resource used by our competitors and which correlates strongly to the market price of nitrogen fertilizer products;

•	the cyclical nature of our business;

•	intense competition from other nitrogen fertilizer producers;

•	adverse weather conditions, including potential floods;

•	the supply and price levels of essential raw materials;

•	the volatile nature of ammonia, potential liability for accidents involving ammonia that cause severe damage to property and/or injury to the environment and human health and potential increased costs relating to transport of ammonia;

•	our reliance on pet coke that we purchase from CVR Energy;

•	the dependence of our operations on a few third-party suppliers;

•	our reliance on third party providers of transportation services and equipment;

•	capital expenditures and potential liabilities arising from environmental laws and regulations;

•	environmental laws and regulations on the end-use and application of fertilizers;

•	potential laws and regulations relating to CO2 and other greenhouse gas emissions;

•	a decrease in ethanol production;

•	potential operating hazards from accidents, fire, severe weather, floods or other natural disasters;

•	scheduled or unscheduled downtime for maintenance and repairs;

•	the potential loss of our transportation cost advantage over our competitors;

•	our ability to comply with employee safety laws and regulations;

•	our dependence on significant customers;

•	our potential inability to successfully implement our business strategies, including the completion of significant capital programs;

•	the success of our acquisition and expansion strategies;

•	additional risks, compliance costs and liabilities from acquisitions;

•	our reliance on CVR Energy’s senior management team;

•	the potential loss of key personnel;

•	new regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities;

•	successfully defending against third-party claims of intellectual property infringement;

•	our ability to continue to license the technology used in our operations;

•	restrictions in our debt agreements;

•	the dependence on our subsidiary for cash to meet our debt obligations;

•	our limited operating history as a stand-alone company;

•	potential increases in costs and distraction of management resulting from the requirements of being a publicly traded partnership;

•	risks relating to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act;

•	risks relating to our relationships with CVR Energy;

•	control of our managing general partner and our special general partner by the Goldman Sachs Funds and the Kelso Funds;

•	the conflicts of interest faced by the senior management team, which operates both us and CVR Energy, and our general partners, who owe fiduciary duties to both us and their owners;

•	limitations on the fiduciary duties owed by our general partners which are included in the partnership agreement; and

•	changes in our treatment as a partnership for U.S. income or state tax purposes.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

USE OF PROCEEDS

We expect to receive approximately $93.4 million of net proceeds from the sale of common units by us in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering, based on an assumed initial public offering price of $20.00 per common unit. We intend to use the net proceeds of this offering as follows:

•	approximately $18.4 million will be used to reimburse Coffeyville Resources for certain capital expenditures made on our behalf prior to October 24, 2007;

•	approximately $2.5 million will be used by us to pay financing fees in connection with entering into our new revolving secured credit facility; and

•	approximately $72.5 million will be retained by us to fund working capital and future capital expenditures of our business, including the ongoing expansion of our nitrogen fertilizer plant.

If the underwriters exercise their option to purchase 787,500 additional common units from us in full, the additional net proceeds to us would be approximately $14.6 million (and the total net proceeds to us would be approximately $108.0 million), in each case assuming an initial public offering price per common unit of $20.00. We intend to retain such additional net proceeds from any exercise of the underwriters’ option to fund working capital and future capital expenditures of our business.

A $1.00 increase (or decrease) in the assumed initial public offering price of $20.00 per common unit would increase (decrease) the net proceeds to us from the offering by $4.9 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting the underwriting discounts and commissions. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters.

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2007 on (a) an actual basis and (b) a pro forma basis to reflect the Transactions.

You should read this table in conjunction with “Use of Proceeds”, “Selected Historical Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Statements”, and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2007
	Actual	Pro Forma
		(unaudited)

	(in thousands)

Cash and cash equivalents	$14,472	$72,427

New revolving secured credit facility(1)	—	—
Partners’ capital:
Equity held by public:
Common units: 5,250,000 issued and outstanding pro forma(2)	—	93,400
Equity held by general partners and their affiliates:
Special GP units: 30,303,000 issued and outstanding actual; none issued and outstanding pro forma	396,242	—
Special LP units: 30,333 issued and outstanding actual; none issued and outstanding pro forma	397	—
GP units: 18,750,000 issued and outstanding pro forma	—	193,813
Subordinated GP units: 16,000,000 issued and outstanding pro forma	—	164,947
Managing general partner’s interest	3,854	3,854

Total partners’ capital	400,493	$456,014

Total capitalization	$400,493	$456,014

(1)	We expect to have approximately $ million of available capacity under our new revolving secured credit facility at the closing of this offering.

(2)	Assumes (x) an initial public offering price of $20.00 per unit and (y) that the underwriters do not exercise their option to purchase 787,500 additional common units.

DILUTION

Purchasers of common units offered by this prospectus will suffer immediate and substantial dilution in net tangible book value per unit. Our pro forma net tangible book value as of December 31, 2007, excluding the net proceeds of this offering, was approximately $321.6 million, or approximately $9.25 per unit. Pro forma net tangible book value per unit represents the amount of tangible assets less total liabilities (excluding the net proceeds of this offering), divided by the pro forma number of units outstanding (excluding the units issued in this offering).

Dilution in net tangible book value per unit represents the difference between the amount per unit paid by purchasers of our common units in this offering and the pro forma net tangible book value per unit immediately after this offering. After giving effect to the sale of 5,250,000 common units in this offering at an assumed initial public offering price of $20.00 per common unit, and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2007 would have been approximately $415.0 million, or $10.37 per unit. This represents an immediate increase in net tangible book value of $1.12 per unit to our existing unitholders and an immediate pro forma dilution of $9.63 per unit to purchasers of common units in this offering. The following table illustrates this dilution on a per unit basis:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before this offering(1)	$9.25
Increase in net tangible book value per unit attributable to purchasers in this offering and use of proceeds	$1.12

Less: Pro forma net tangible book value per unit after this offering(2)		$10.37

Immediate dilution in net tangible book value per common unit to purchasers in this offering		$9.63

(1)	Determined by dividing the net tangible book value of our assets less total liabilities by the number of units (18,750,000 GP units and 16,000,000 subordinated units) outstanding prior to this offering.

(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering, by the total number of units (5,250,000 common units, 18,750,000 GP units and 16,000,000 subordinated units) to be outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per common unit would increase (decrease) our pro forma net tangible book value by $4.9 million, the pro forma net tangible book value per unit by $0.12 and the dilution per common unit to new investors by $0.12, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and the underwriters do not exercise their option to purchase additional common units, and after deducting the underwriting discounts and estimated offering expenses payable by us. Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.

The following table sets forth the total value contributed by our special general partner and its affiliates in respect of the units held by them and the total amount of consideration contributed to us by the purchasers of common units in this offering upon the completion of the Transactions.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent

Special general partner and its affiliates(1)(2)	34,750,000	86.9%	$347,458,756	78.8%
New investors	5,250,000	13.1%	93,400,000	21.2%

Total	40,000,000	100.0%	$440,858,756	100.0%

(1)	Upon the completion of the Transactions, our special general partner will own 18,750,000 GP units and 16,000,000 subordinated GP units.

(2)	The assets contributed by affiliates of CVR Energy were recorded at historical cost in accordance with GAAP.

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per common unit would increase (decrease) total consideration paid by new investors and total consideration paid by all unitholders by $4.9 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 787,500 common units from us in full, then the pro forma increase per unit attributable to new investors would be $1.28, the net tangible book value per unit after this offering would be $10.53 and the dilution per unit to new investors would be $9.47. In addition, new investors would purchase 6,037,500 common units, or approximately 14.8% of units outstanding, and the total consideration contributed to us by new investors would increase to $108.0 million, or 24% of the total consideration contributed (based on an assumed initial public offering price of $20.00 per common unit).

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with the specific assumptions upon which our cash distribution policy is based. See “— Assumptions and Considerations” below. For additional information regarding our historical and pro forma operating results, you should refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited historical consolidated financial statements and our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. In addition, you should read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our available cash rather than retaining it. Because we believe we will generally finance any capital investments from external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, we believe that our investors are best served by our distributing all of our available cash. Our available cash includes cash generated from the operation of our assets and business as described elsewhere in this prospectus. Because we are not subject to entity-level federal income tax, we have more cash to distribute to you than would be the case if we were subject to such tax. Our cash distribution policy is consistent with the terms of our partnership agreement which requires us, subject to the sustainability requirement described below, to distribute available cash to unitholders on a quarterly basis after deducting reserves and certain expenses. Our managing general partner’s determination of available cash takes into account the need to maintain certain cash reserves to preserve our distribution levels across seasonal and cyclical fluctuations in our business.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly cash distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

•	Our unitholders have no contractual or other legal right to receive cash distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis. Our managing general partner’s board of directors will have the authority to establish reserves for the prudent conduct of our business (including reserves for payments to our managing general partner and for the satisfaction of obligations in respect of pre-paid fertilizer contracts and future capital expenditures) or for future distributions to unitholders, and the establishment of (or any increase in) those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	Although our partnership agreement requires us, subject to the sustainability requirement described below, to distribute all of our available cash, our partnership agreement may be amended. During the subordination period, our partnership agreement may be amended with the approval of a majority of the outstanding common units and GP units (excluding the units owned by our managing general partner and its affiliates) voting as a class and the approval of a majority of the outstanding subordinated units voting as a class. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding units voting as a class. At the closing of this offering, CVR Energy and its affiliates will beneficially own approximately 47% of the outstanding common units and GP units (approximately 46% if the underwriters exercise their option to purchase additional common units in full) and 100% of the outstanding subordinated units, or approximately 87%

of all outstanding units (approximately 85% if the underwriters exercise their option to purchase additional common units in full).

•	The provision in our partnership agreement that requires us to distribute all of our available cash is subject to the requirement that, in order for our managing general partner to raise our quarterly distribution amount, the board of directors of our managing general partner must determine that the increased per-unit distribution rate is likely to be sustainable for at least the succeeding twelve quarters. We refer to this limitation as the “sustainability requirement”.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our managing general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to our limited partners if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We expect that our distribution policy will be subject to restrictions on distributions under our new revolving secured credit facility. We anticipate that our new revolving secured credit facility will contain tests that we must satisfy in order to make distributions to unitholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Revolving Secured Credit Facility”. Should we be unable to satisfy these restrictions under our new revolving secured credit facility, we would be prohibited from making cash distributions to you notwithstanding our cash distribution policy.

•	We may lack sufficient cash to make distributions to our unitholders due to a number of factors that would adversely affect us, including but not limited to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Risk Factors” for information regarding these factors.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. At the present time we do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our operating subsidiary and its ability to distribute funds to us. The ability of our subsidiary and any future subsidiaries to make distributions to us may be restricted by, among other things, the provisions of the instruments governing their indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

We have a limited operating history as an independent company upon which to rely in evaluating whether we will have sufficient cash available for distributions to allow us to pay the minimum quarterly distributions on our common units, GP units and subordinated units. While we believe, based on our financial forecast and related assumptions, that we should have sufficient cash to enable us to pay the full minimum quarterly distribution on all of our common units, GP units and subordinated units for the twelve months ending March 31, 2009, we may be unable to pay the full minimum quarterly distribution or any amount on our common units.

Our Cash Distribution Policy May Limit Our Ability to Grow

Because we intend to distribute all of our available cash, subject to the sustainability requirement described below, our growth may not be as fast as the growth of businesses that reinvest their available cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will in large part rely upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund our acquisition and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy could significantly impair our ability to grow. In addition, to the extent we issue additional units in connection with any acquisitions or capital improvements, the payment of distributions on those additional units, and, potentially, a related increase in incentive distributions, may increase the risk that we will be unable to maintain or increase our per unit distribution level, which may in turn affect the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by us to finance our growth strategy would result in increased interest expense and other financing costs, which in turn may affect the available cash we have to distribute to our unitholders.

Our Initial Distribution Rate

Upon completion of this offering, the board of directors of our managing general partner will adopt a policy pursuant to which we will declare an initial quarterly distribution of $0.375 per unit per complete quarter, or $1.50 per unit per year, to be paid no later than 45 days after the end of each fiscal quarter. This equates to an aggregate cash distribution of $15.0 million per quarter or $60.0 million per year, in each case based on the number of common units, GP units and subordinated units outstanding immediately after completion of this offering. The exercise of the underwriters’ overallotment option will increase the number of outstanding units and accordingly, assuming the option is exercised in full, the amount of cash needed to pay the initial distribution rate on all units will increase to approximately $15.3 million per quarter or approximately $61.2 million per whole year. The board of directors of our managing general partner may change our distribution policy in the future at its discretion. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under “— General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” and “Risk Factors”.

The table below sets forth the assumed number of common units, GP units and subordinated units to be outstanding upon the closing of this offering and the aggregate distribution amounts payable on such units at our initial distribution rate of $0.375 per unit per quarter ($1.50 per unit on an annualized basis).

				Full Exercise of the Underwriters’
	No Exercise of the Underwriters’ Overallotment Option			Overallotment Option
	Number of	Distributions		Number of	Distributions
	Units	One Quarter	Four Quarters	Units	One Quarter	Four Quarters

Publicly held common units	5,250,000	$1,968,750	$7,875,000	6,037,500	$2,264,063	$9,056,250
GP units held by affiliates	18,750,000	$7,031,250	$28,125,000	18,750,000	$7,031,250	$28,125,000
Subordinated GP units held by affiliates	16,000,000	$6,000,000	$24,000,000	16,000,000	$6,000,000	$24,000,000

Total	40,000,000	$15,000,000	$60,000,000	40,787,500	$15,295,313	$61,181,250

If distributions on our common units and GP units are not paid with respect to any quarter at the anticipated initial distribution rate, our unitholders will not be entitled to receive such payments in the future, except that, during the subordination period, the holders of common units and GP units will be entitled to a preference over holders of subordinated units with respect to cash distributions of our minimum quarterly distribution, which preference will entitle holders of common units and GP units to receive deficiencies in payments during the subordination period of our minimum quarterly distribution in subsequent quarters to the extent we have available cash to pay these deficiencies related to prior quarters, before any cash distribution is made to holders of subordinated units or to our managing general partner with respect to its IDRs. See “How We Make Distributions — Subordination Period”.

Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly, subject to the sustainability requirement. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business after payment of expenses and fees, including payments to CVR Energy under the services agreement, in excess of the amount of reserves our managing general partner determines is necessary or appropriate to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the upcoming eight quarters. Our partnership agreement provides that any determination made by our managing general partner in its capacity as our managing general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above; however, our partnership agreement provides that our managing general partner is entitled to make the determinations described above without regard to any standard other than the requirement to act in good faith. Our partnership agreement provides that, in order for a determination by our managing general partner to be made in “good faith”, our managing general partner must believe that the determination is in our best interests.

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; provided, however, that the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of expenses we incur for that quarter and the amount of reserves our managing general partner establishes in accordance with our partnership agreement as described above. During the subordination period, with certain exceptions, our partnership agreement may not be amended without approval of the common unitholders and GP unitholders other than our managing general partner and its affiliates (including CVR Energy), but our partnership agreement can be amended with the approval of the holders of a majority of our outstanding units after the subordination period has ended.

We intend to pay our distributions on or about the 15th day of each February, May, August and November to holders of record on or about the 1st day of each of such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through           , 2008 based on the actual length of the period.

In the sections that follow, we present in detail the basis for our belief that we should have sufficient available cash to pay the minimum quarterly distributions on all outstanding common units, GP units and subordinated units for each quarter through March 31, 2009. In those sections, we present the following two tables:

•	“Unaudited Pro Forma Cash Available for Distribution”, in which we present our estimate of the amount of pro forma cash available for distribution we would have had for the year ended December 31, 2007, based on our unaudited pro forma consolidated financial statements for that year; and

•	“Estimated Cash Available for Distribution”, in which we present how we calculate the estimated minimum EBITDA necessary for us to have sufficient cash available for distribution to make the full minimum quarterly distribution on all the outstanding units for each quarter for the twelve months ending March 31, 2009. In “— Assumptions and Considerations” below, we present the assumptions underlying our belief that we will generate sufficient EBITDA to make the minimum quarterly distribution on all the outstanding units for each quarter in the twelve months ending March 31, 2009.

We do not as a matter of course make or intend to make projections as to future sales, earnings, or other results. However, our management has prepared the prospective financial information set forth under “— Estimated Cash Available for Distribution” below to supplement the historical and pro forma financials included elsewhere in this prospectus. To management’s knowledge and belief, the accompanying prospective financial information was prepared on a reasonable basis, reflects currently available estimates and judgments, and presents our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. Neither our independent registered public accounting firm, nor any other registered public accounting firm, has compiled, examined, or performed any procedures with respect to the prospective financial information contained in this section, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. See “Cautionary Note Regarding Forward-Looking Statements”.

Pro Forma Cash Available for Distribution

We believe that our pro forma cash available for distribution generated during the year ended December 31, 2007 would have been approximately $66.5 million. This amount would have been sufficient to make the full minimum quarterly distribution on the common units, GP units and subordinated units during the year ended December 31, 2007.

Pro forma cash available for distribution reflects the payment of incremental general and administrative expenses we expect that we will incur as a publicly traded limited partnership, such as costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We estimate that these incremental general and administrative expenses will approximate $2.5 million per year. The estimated incremental general and administrative expenses are reflected in our pro forma cash available for distribution but are not reflected in our unaudited pro forma consolidated financial statements.

The pro forma financial statements, from which pro forma cash available for distribution is derived, do not purport to present our results of operations had the transactions contemplated below actually been completed as of the date indicated. Furthermore, cash available for distribution is a cash accounting concept, while our unaudited pro forma consolidated financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated below in earlier periods.

The following table illustrates, on a pro forma basis for the year ended December 31, 2007, the amount of cash available for distribution that would have been available for distributions to our unitholders, assuming that the following transactions had occurred at the beginning of such period:

•	the effectiveness of our second amended and restated agreement of limited partnership;

•	our entering into the coke supply agreement;

•	our entering into a new – year revolving secured credit facility, with no principal amount expected to be drawn upon the closing of this offering, and our payment of financing fees of approximately $2.5 million related thereto;

•	the contribution of 30,333 special LP units held by Coffeyville Resources to our special general partner;

•	the conversion of 30,303,000 special GP units and 30,333 special LP units held by our special general partner into 18,750,000 GP units and 16,000,000 subordinated GP units;

•	our issuance and sale of 5,250,000 common units to the public in this offering, at an assumed initial public offering price of $20.00 per common unit; and

•	our release from our guarantees under Coffeyville Resources’ credit facility and swap agreements with J. Aron.

CVR Partners, LP

Unaudited Pro Forma Cash Available for Distribution

Year Ended
December 31, 2007
(in millions)

Net income	$44.9
Add:
Interest expense, net and other financing costs(a)	0.8
Income tax expense	—
Depreciation and amortization(b)	17.6
EBITDA(c)	63.3
Subtract:
Interest expense, net and other financing costs	(0.8)
Estimated incremental general and administrative expenses(d)	(2.5)
Maintenance capital expenditures(e)	(4.4)
Add:
Share-based compensation expense(f)	10.9
Cash available for distribution	$66.5

Assuming no exercise of the underwriters’ option:
Annualized minimum quarterly cash distributions to:
Common units(g)	7.9
GP units(g)	28.1
Subordinated units(g)	24.0
Total cash distributions	60.0

Excess of cash available for distribution over annualized minimum quarterly cash distributions	$6.5

Assuming full exercise of the underwriters’ option:
Annualized minimum quarterly cash distributions to:
Common units(g)	9.1
GP units(g)	28.1
Subordinated units(g)	24.0

Total cash distributions	61.2
Excess of cash available for distribution over annualized minimum quarterly cash distributions	$5.3

(a)	Interest expense and other financing costs represents the interest expense and fees, net of interest income, related to our borrowings, assuming that our new revolving secured credit facility had been put in place on January 1, 2007 and we had been released from our obligations under CVR Energy’s credit facility and swap agreements with J. Aron. We assume that we will fund our capital needs and distributions through funds generated from operations and that we will not borrow under our revolving secured credit facility. Interest expense, net and other financing costs included in the table also reflects the amortization of deferred financing fees related to our new revolving secured credit facility that we expect to enter into in connection with this offering.

(b)	Included in this amount is approximately $0.8 million recorded for depreciation for the temporarily idle facilities and included on our statement of operations in net costs associated with the flood.

(c)	EBITDA is defined as net income plus interest expense and other financing costs, income tax expense and depreciation and amortization, net of interest income. Cash available for distribution as used in this table is defined as EBITDA less interest expense, net and other financing costs, estimated incremental general and administrative expenses associated with being a public company and maintenance capital expenditures, plus non-cash share-based compensation expense.

EBITDA and cash available for distribution are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to make distributions to our partners and to pay interest on our indebtedness; and

•	our operating performance and return on invested capital compared to those of other publicly traded limited partnerships, without regard to financing methods and capital structure.

EBITDA and cash available for distribution should not be considered alternatives to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and cash available for distribution may have material limitations as performance measures because they exclude items that are necessary elements of our costs and operations. In addition, “EBITDA” and cash available for distribution presented by other companies may not be comparable to our presentation, since each company may define these terms differently. Furthermore, while cash available for distribution is a measure we use to assess our ability to make distributions to our unitholders, cash available for distribution should not be viewed as indicative of the actual amount of cash that we have available for distributions or that we are able to distribute for a given period.

(d)	Reflects an adjustment for estimated incremental general and administrative expenses we expect that we will incur as a publicly traded limited partnership, such as costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation.

(e)	Reflects actual capital expenditures during the year ended December 31, 2007 for the replacement of worn out or obsolete equipment and to comply with environmental and safety laws and regulations.

(f)	Reflects an adjustment for stock compensation expense which is not subject to reimbursement by us. We are allocated non-cash share-based compensation expense from CVR Energy and Coffeyville Acquisition III, for purposes of financial statement reporting. CVR Energy and Coffeyville Acquisition III account for share-based compensation in accordance with SFAS No. 123(R), Share-Based Payments and in accordance with EITF 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity-Method Investee.” In accordance with SAB Topic 1-B, CVR Energy allocates costs between itself and us based upon the percentage of time a CVR Energy employee provides services to us. In accordance with the services agreement, we will not be responsible for the payment of cash related to any share-based compensation which CVR Energy allocates to us.

(g)	See table under “— Our Initial Distribution Rate” above which sets forth the assumed number of outstanding common units, GP units and subordinated GP units upon the closing of this offering and calculates the estimated per unit and aggregate distribution amounts payable on our units at our initial distribution rate of $0.375 per unit per quarter ($1.50 per unit on an annualized basis).

Estimated Cash Available for Distribution

In order for us to pay the quarterly cash distributions to our common unitholders, GP unitholders and subordinated unitholders at the minimum quarterly distribution of $0.375 per unit on each of our outstanding units for each quarter in the twelve months ending March 31, 2009, we estimate that during that period, we must generate at least $69.6 million ($70.8 million if the underwriters exercise their option to purchase additional common units in full) in EBITDA, which we refer to as “Minimum Estimated EBITDA”. We believe that we will be able to generate the full amount of our Minimum Estimated EBITDA for the twelve months ending March 31, 2009. In “ — Assumptions and Considerations” below, we discuss the major assumptions underlying this belief. The Minimum Estimated EBITDA should not be viewed as management’s projection of the actual EBITDA that we will generate during the twelve months ending March 31, 2009. We can give you no assurance that our assumptions will be realized or that we will generate the Minimum Estimated EBITDA or the expected level of cash available for distribution, in which event we will not be able to pay quarterly cash distributions on our common units, GP units and subordinated units at the minimum quarterly distribution rate.

When considering our ability to generate the Minimum Estimated EBITDA of $69.6 million ($70.8 million if the underwriters exercise their option to purchase additional common units in full) and how we calculate estimated cash available for distribution, please keep in mind all the risk factors and other cautionary statements under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”, which discuss factors that could cause our results of operations and cash available for distribution to vary significantly from our estimates.

We do not, as a matter of course, make public projections as to future sales, earnings or other results. However, our management has prepared the prospective financial information set forth below in the table entitled “Estimated Cash Available for Distribution” to illustrate our belief that we can generate the Minimum Estimated EBITDA necessary for us to have sufficient cash available to allow us to distribute the minimum quarterly distribution on all of our common units, GP units and subordinated units. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on this prospective financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by the management team of our managing general partner, all of whom are employed by CVR Energy, as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. In light of the above, the statement that we believe that we will have sufficient cash available for distribution to allow us to pay the minimum quarterly distribution on all of our outstanding common units, GP units and subordinated units for the twelve months ending March 31, 2009, should not be regarded as a representation by us or the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table shows how we calculate Minimum Estimated EBITDA for the twelve months ending March 31, 2009. The assumptions that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes and in “ — Assumptions and Considerations.”

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm, has compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor has it expressed any opinion or given any other form of assurance on such information or its achievability, and it assumes no responsibility for such forecasted financial information. Our independent registered public accounting firm’s reports included elsewhere in this prospectus relate to our audited historical consolidated financial information. These reports do not extend to the tables and the related forecasted information contained in this section and should not be read to do so.

CVR Partners, LP
Estimated Cash Available for Distribution

The following table illustrates how we estimate our business will be able to generate the minimum amount of cash available required to make the minimum quarterly distributions to our unitholders for the twelve months ending March 31, 2009 (assuming no exercise of the underwriters’ option to purchase additional common units). All of the amounts for the twelve months ending March 31, 2009 in the table below are estimates.

Twelve Months Ending
March 31, 2009
(in millions, except
per unit data)
(unaudited)

Net sales	$256.6
Cost of product sold (exclusive of depreciation and amortization)	(36.2)
Direct operating expenses (exclusive of depreciation and amortization)	(72.5)
Selling, general and administrative expenses (exclusive of depreciation and amortization)	(14.3)
Depreciation and amortization	(17.6)
Income tax expense	—
Net Income	116.0
Adjustments to reconcile net income to EBITDA:
Add:
Income tax expense	—
Depreciation and amortization	17.6
EBITDA	133.6
Adjustments to reconcile EBITDA to cash available for distribution:
Subtract:
Interest expense and other financing costs	—
Expansion capital expenditures	(63.8)
Maintenance capital expenditures	(9.6)
Add:
Funds retained from this offering to fund our expansion capital expenditures	63.8
Cash available for distribution	124.0

Cash distributions:
Assuming no exercise of the underwriters’ option:
Annualized minimum quarterly cash distribution per unit	$1.50
Minimum annual cash distributions to:
Publicly held common units	$7.9
GP units held by our affiliates	$28.1
Subordinated GP units held by our affiliates	$24.0

Total	$60.0
Excess of estimated cash available for distributions over estimated cash distributions	$64.0
EBITDA	$133.6
Subtract:
Excess of estimated cash available for distribution over estimated cash distributions	64.0
Minimum Estimated Adjusted EBITDA necessary to pay estimated cash distributions at the minimum quarterly distribution rate .	$69.6

Twelve Months Ending
March 31, 2009
(in millions, except
per unit data)
(unaudited)

Assuming full exercise of the underwriters’ option:
Annualized minimum quarterly cash distribution per unit	$1.50
Minimum annual cash distributions to:
Publicly held common units	$9.1
GP units held by our affiliates	$28.1
Subordinated GP units held by our affiliates	$24.0

Total	$61.2
Excess of cash available for distributions over cash distributions	$62.8

EBITDA	$133.6
Subtract:
Excess of estimated cash available for distribution over estimated cash distributions	62.8
Minimum Estimated Adjusted EBITDA necessary to pay estimated cash distributions at the minimum quarterly distribution rate	$70.8

Assumptions and Considerations

Based upon the specific assumptions outlined below with respect to the twelve months ending March 31, 2009, we expect to generate EBITDA in an amount sufficient to allow us to pay the minimum quarterly distribution on all of our outstanding common units, GP units and subordinated units for the twelve months ending March 31, 2009, and to establish adequate cash reserves to fund our expansion capital expenditures and maintenance capital expenditures.

While we believe that these assumptions are reasonable in light of our management’s current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not correct, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to allow us to pay the minimum quarterly cash distribution (absent borrowings under our new revolving secured credit facility), or any amount, on all of our outstanding common units, GP units and subordinated units, in which event the market price of our common units may decline substantially. When reading this section, you should keep in mind the risk factors and other cautionary statements under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

Basis of Presentation

The accompanying financial forecast and summary of significant forecast assumptions of CVR Partners, LP present the forecasted results of operations of CVR Partners, LP for the twelve months ending March 31, 2009, based on the following assumptions:

•	the effectiveness of our second amended and restated agreement of limited partnership;

•	our entering into the coke supply agreement;

•	the distribution by us of all of our cash on hand immediately prior to the completion of this offering, estimated to be $40.0 million, including the settlement of net intercompany balances at the time of such distribution, to our special general partner;

•	our entering into a new – year revolving secured credit facility, with no principal amount expected to be drawn upon the closing of this offering, and our payment of financing fees of approximately $2.5 million related thereto;

•	the contribution of 30,333 special LP units held by Coffeyville Resources to our special general partner;

•	the conversion of 30,303,000 special GP units and 30,333 special LP units held by our special general partner into 18,750,000 GP units and 16,000,000 subordinated GP units;

•	our issuance and sale of 5,250,000 common units to the public in this offering, at an assumed initial public offering price of $20.00 per common unit, and the use of proceeds thereof;

•	our payment of estimated underwriting commissions and other offering expenses in the aggregate of $11.6 million; and

•	our release from our guarantees under Coffeyville Resources’ credit facility and swap agreements with J. Aron.

Summary of Significant Forecast Assumptions

Our nitrogen fertilizer facility is comprised of three major units: a gasifier complex, an ammonia unit and a UAN unit (together, our operating units). The manufacturing process begins with the production of hydrogen by gasifying the pet coke we purchase from CVR Energy’s refinery and on the open market. In a second step, the hydrogen is converted into ammonia with approximately 67 thousand standard cubic feet, or MSCF, of hydrogen consumed in producing one ton of ammonia. CVR Energy also has rights to purchase hydrogen from us at predetermined prices to the extent it needs hydrogen in connection with the operation of its refinery. We then produce 2.44 tons of UAN from each ton of ammonia we choose to convert. Due to the value added sales price of UAN on a pound of nitrogen basis, we strive to maximize UAN production. At the present time, we are not able to convert all of the ammonia we produce into UAN, and excess ammonia is sold to third party purchasers.

Since hydrogen can be neither stored nor purchased economically in the volumes we require, if our gasifier complex is not running, we cannot operate our ammonia unit. Therefore, the on-stream factor (total hours operated in a given period divided by total number of hours in the period) for the ammonia unit will necessarily be equal to or lower than that of the gasifier complex. We have the capability to store ammonia and can purchase ammonia from third parties to operate the UAN unit if necessary. As a result, it is possible for the actual on-stream factor of the UAN unit to exceed the on-stream factor of the ammonia unit. For the purpose of forecasting, however, we assume the UAN unit is idle when the ammonia unit is idle and that the UAN unit may experience incremental downtime. As a result, the projected on-stream factor for the UAN unit is less than the projected on-stream factor for the ammonia unit.

Given the fixed cost nature of our fertilizer operation, we operate our facility at maximum daily rates whenever possible. The on-stream factors for the forecast period provided below are calculated based on historical operating performance and in all cases include allowances for unscheduled downtime.

On-Stream Factors.  For the twelve months ending March 31, 2009, we estimate on-stream factors of 90.8%, 87.2% and 84.0% for our gasifier, ammonia and UAN units, respectively, which would result in our gasifier, ammonia and UAN units being in operation for 333 days, 317 days and 307 days, respectively, during the forecast period. These figures include the 16-day period during which our operating units are scheduled to be offstream in July 2008 for their scheduled turnaround.

Excluding the effect of this 16-day scheduled turnaround, our gasifier, ammonia and UAN units would have assumed on-stream factors of 95.2%, 91.6% and 88.4%, respectively, during the forecast period.

During the year ended December 31, 2007, our gasifier, ammonia and UAN units were in operation for 329 days, 320 days and 287 days, respectively, with on-stream factors of 90.0%, 87.7% and 78.7%, respectively. Our operating units’ on-stream factors in 2007 were adversely affected by the June 2007 flood, which resulted in 17 down days for our gasifier and ammonia units and 19 down days for our UAN unit. In addition, our UAN facility’s production was adversely affected in 2007 by two mechanical failures of a critical operating component of the nitrogen fertilizer plant. We have taken various measures, including keeping on-site an additional spare part to replace the component that failed, to reduce the chance of similar downtime due to component failure in the future.

Net Sales.  We estimate net sales based on a forecast of future ammonia and UAN prices (assuming that the purchaser will pay shipping costs) multiplied by the number of fertilizer tons we estimate we will produce during the forecast period, assuming no change in finished goods inventory between the beginning and end of the period. In addition, our net sales estimate includes the delivery cost for ammonia and UAN sold on a freight on board, or FOB, delivered basis, with an amount equal to the delivery cost included in cost of product sold (exclusive of depreciation and amortization) assuming that all delivery costs are paid by the customer. Historically, net sales also has included our hydrogen sales to CVR Energy’s refinery. Based on these assumptions, we estimate our net sales for the twelve months ending March 31, 2009 will be approximately $256.6 million. Our net sales in the year ended December 31, 2007 were $187.4 million.

We estimate that we will sell 622,705 tons of UAN at an average plant gate price (which excludes delivery charges that are included in net sales) of $289.44 per ton, for total sales of $180.2 million, for the twelve months ending March 31, 2009. We sold 576,411 tons of UAN at an average plant gate price of $208.99 per ton, for total sales of $120.5 million, for the year ended December 31, 2007. The estimated increase in UAN sales volume is the result of increased production due primarily to a higher on-stream factor during the forecast period as compared to 2007 as a result of the impact of the flood on our 2007 results. The average plant gate price estimate for UAN was determined by management based on our current committed orders, price discovery generated through the selling efforts of our fertilizer marketing group and price projections data received from leading consultants in the fertilizer industry such as Blue Johnson.

We estimate that we will sell 104,105 tons of ammonia at an average plant gate price of $429.81 per ton, for total sales of $44.7 million, for the twelve months ending March 31, 2009. We sold 92,764 tons of ammonia at an average plant gate price of $375.55 per ton, for total sales of $34.8 million, for the year ended December 31, 2007. The estimated increase in tons of ammonia sold is the result of increased production due primarily to a higher on-stream factor during the forecast period and a reduction in hydrogen sales to CVR Energy’s refinery. Assuming we can use 67 MSCF of hydrogen to produce each ton of ammonia, the 2007 hydrogen sales to CVR Energy reduced our ammonia production by 61,200 tons. As in the case of UAN described above, the average plant gate price estimate for ammonia was determined by management based on our current committed orders, price discovery generated through the selling efforts of our fertilizer marketing group and price projections data received from leading consultants in the fertilizer industry such as Blue Johnson.

We estimate that we will sell 2,190,000 MSCF of hydrogen to CVR Energy at an average price of $6.14 per MSCF, for total sales of $13.4 million, for the twelve months ending March 31, 2009. We sold 4.1 million MSCF of hydrogen at an average plant gate price of $4.40 per MSCF, for total sales of approximately $17.8 million, for the year ended December 31, 2007. The estimated decrease in hydrogen sales volume to CVR Energy during the forecast period is due to CVR Energy’s new catalytic reformer, which produces hydrogen for the refinery’s operations.

Holding all other variables constant, we expect that a 10% change in the price per ton of ammonia would change our estimated cash available for distribution by approximately $4.5 million for the twelve months ending March 31, 2009. As of January 31, 2008, the average plant gate price of ammonia was $497.85 per ton. In addition, holding all other variables constant, we estimate that a 10% change in the price per ton of UAN would change our estimated cash available for distribution by approximately $18.0 million for the twelve months ending March 31, 2009. The average plant gate price of UAN for the month of January 2008 was $248.93 per ton.

Cost of Product Sold (Exclusive of Depreciation and Amortization).  Cost of product sold includes pet coke expense, freight and distribution expenses and railcar expense. Freight and distribution expenses consist of our outbound freight costs which we pass through to our customers. Railcar expense is our actual expense to acquire, maintain and lease railcars. We estimate that our pro forma cost of product sold for the twelve months ending March 31, 2009 will be approximately $36.2 million. Our pro forma cost of product sold for the year ended December 31, 2007 was $35.6 million. The reason for the increase in the cost of product sold projected for the twelve months ending March 31, 2009 over our pro forma 2007 cost of product sold is primarily due to the additional freight cost associated with an increase of approximately 90,300 tons of sales volume.

Cost of Product Sold (Exclusive of Depreciation and Amortization) — Pet Coke Expense.  We estimate that our total pet coke expense for the twelve months ending March 31, 2009 will be approximately $13.5 million and that our average pet coke cost for the twelve months ending March 31, 2009 will be $28.72 per ton. Our total pro forma pet coke expense for 2007 was $16.1 million and our average pet coke cost for 2007 was $34.40 per ton. We estimate that we will purchase 83.2% of our pet coke from CVR Energy in accordance with the coke supply agreement that we entered into with CVR Energy in October 2007. In 2007 we purchased 59.7% of our pet coke from CVR Energy. The lower percentage supplied by CVR Energy in 2007 was the result of the flood and its plant-wide turnaround. The coke supply agreement with CVR Energy provides for a price based on the lesser of a pet coke price derived from the price received by us for UAN (subject to a UAN based price ceiling and floor) and a pet coke price index for pet coke. We estimate that we will pay an average of $27.50 per ton for pet coke purchased under the coke supply agreement. Our forecast assumes that we will fulfill our remaining pet coke needs through purchases from third parties at an average price of $34.33 per ton, the price under a third party pet coke supply contract that will be effective during the entire forecast period.

Holding all other variables constant, we estimate that a 10% change per ton in the price of pet coke would change our estimated cash available for distribution by $1.4 million for the twelve months ending March 31, 2009. For the month of January 2008, the average pet coke cost was $29.02 per ton.

Cost of Product Sold (Exclusive of Depreciation and Amortization) — Railcar Expense.  We estimate that our railcar expense for the twelve months ending March 31, 2009 will be approximately $4.5 million. Our railcar expense during the year ended December 31, 2007 was $4.2 million.

Direct Operating Expenses (Exclusive of Depreciation and Amortization).  Direct operating expenses include direct costs of labor, maintenance and services, energy and utility costs, and other direct operating expenses. We estimate that our direct operating expenses (exclusive of depreciation and amortization) for the twelve months ending March 31, 2009 will be approximately $72.5 million. Our direct operating expenses for the year ended December 31, 2007 were $66.7 million.

The largest direct operating expense item is the cost of electricity, which we expect to be $22.4 million for the twelve months ending March 31, 2009, compared to $21.5 million for the year ended December 31, 2007.

Beginning in 2008, we will pay property taxes for property that was previously subject to a tax abatement. The amount of this property tax has yet to be determined. Accordingly, our estimate includes a significant allowance for this potential cost. The allowance for potential property taxes as compared to actual property taxes of $51,656 for the year ended December 31, 2007 contributes to the increase in direct operating expenses (exclusive of depreciation and amortization) for the forecast period.

We estimate that our nitrogen fertilizer facility will undergo a scheduled turnaround during the twelve months ending March 31, 2009 at an estimated cost of approximately $2.75 million. Our nitrogen fertilizer plant last completed a scheduled turnaround during the year ended December 31, 2006 at a cost of approximately $2.6 million.

Selling, General and Administrative Expenses (Exclusive of Depreciation and Amortization).  Selling, general and administrative expenses consist primarily of direct and allocated legal expenses, treasury, accounting, marketing, human resources and maintaining our corporate offices in Texas and Kansas. We estimate that our selling, general and administrative expenses, excluding non-cash share-based compensation expense, will be approximately $14.3 million for the twelve months ending March 31, 2009. Pro forma selling, general and administrative expenses for the year ended December 31, 2007 were $20.2 million including $9.8 million of non-cash share-based compensation expense. Excluding share-based compensation expense, pro forma selling, general and administrative expenses for the year ended December 31, 2007 were $11.0 million. The largest contributor to the forecasted increase of $3.3 million is the additional expense to be incurred as a result of becoming a publicly traded partnership, including costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation, which we forecast to be approximately $2.5 million on an annual basis.

In October 2007, we entered into a services agreement with CVR Energy pursuant to which CVR Energy provides certain administrative services to us. We estimate that we will pay $12.0 million, including the incremental public company expense of $2.5 million, to CVR Energy for these services for the twelve months ending March 31, 2009. A portion of these expenses (e.g., director fees, insurance costs and auditor fees) may be paid directly by us or our managing general partner, rather than being paid directly by CVR Energy and reimbursed by us.

Depreciation and Amortization.  We estimate that depreciation and amortization for the twelve months ending March 31, 2009 will be approximately $17.6 million, as compared to $16.8 million during the year ended December 31, 2007.

Capital Spending.  We estimate total capital spending of $73.4 million for the twelve months ending March 31, 2009, as compared to $6.5 million during the year ended December 31, 2007. Our forecast includes both maintenance and expansion capital spending.

Our estimate includes maintenance capital spending of $9.6 million for the twelve months ending March 31, 2009, compared to maintenance capital spending of $4.4 million for the year ended December 31, 2007. The $9.6 million of maintenance capital spending in the forecast period includes sustaining capital expenditures of $7.5 million and capital expenditures for regulatory compliance of $2.1 million. The increase from 2007 is the result of lower than anticipated spending in 2007 coupled with a large non-routine capital expenditure in 2008. Routine capital spending was less than expected during 2007 partially due to our focus on flood repair at both our nitrogen fertilizer plant and CVR Energy’s refinery. During the twelve months ending March 31, 2009 we plan to spend approximately $2.8 million on a UAN expander in order to increase redundancy at our facility in response to equipment failures in 2007. We expect that our maintenance capital spending will average $6 to $8 million per year on a recurring basis.

Our estimate includes expansion capital expenditures for the twelve months ending March 31, 2009 of $63.8 million, compared to expansion capital expenditures of $2.1 million for the year ended December 31, 2007. Our $63.8 million of expansion capital expenditures in the forecast period includes $58.1 million for the expansion of our UAN facility and $5.7 million for efficiency-based and other projects. The forecasted efficiency-based and other capital projects includes spending of approximately $5 million on the redesign of the system to segregate CO2 in the gasifier unit and other smaller projects for which feasibility analyses and approvals have been completed. We expect additional expansion projects will be identified which may result in additional expansion capital spending during the projection period. Our total expansion spending of $2.1 million during the year ended December 31, 2007 included $1.8 million for our UAN expansion project.

Interest Expense and Other Financing Costs.  As a result of our initial public offering and our receipt of the net proceeds therefrom, as well as our projected cash flows during the forecast period, we estimate that we will not have any debt or associated interest expense for the twelve months ending March 31, 2009. The estimate does not include the amortization of deferred financing costs related to our new secured revolving credit facility, which would have no impact on EBITDA. Similarly, our pro forma earnings for the year ended December 31, 2007 do not include interest expense or other financing costs.

Interest Income.  Although we anticipate that the net proceeds of this offering and our projected cash flows will result in our having cash balances during the forecast period, we have not included an estimate of interest income for the twelve months ending March 31, 2009. Similarly, our pro forma earnings for the year ended December 31, 2007 do not include interest income.

Income Taxes.  We estimate that we will pay no income tax during the forecast period. We believe the only income tax to which our operations will be subject is the State of Texas franchise tax, and the total amount of such tax is immaterial for purposes of this forecast.

Regulatory, Industry and Economic Factors.  Our forecast for the twelve months ending March 31, 2009 is based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or interpretation of existing regulations that, in either case, would be materially adverse to our business;

•	no material accidents, weather-related incidents, unscheduled turnarounds or other downtime or similar unanticipated events;

•	no material adverse change in the markets in which we operate resulting from substantially lower natural gas prices, reduced demand for nitrogen fertilizer products or significant changes in the market prices and supply levels of pet coke;

•	no material decreases in the prices we receive for our nitrogen fertilizer products;

•	no material changes to market or overall economic conditions; and

•	an annual inflation rate of 2.0% to 3.0%.

Actual conditions may differ materially from those anticipated in this section as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Compliance with Debt Covenants.  Our ability to make distributions could be affected if we do not remain in compliance with the financial and other covenants that we expect to be included in our new revolving secured credit facility. We have assumed we will be in compliance with such covenants.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within 45 days after the end of each quarter, beginning with the quarter ending          , 2008, we will distribute all of our available cash to unitholders of record on the applicable record date, subject to the sustainability requirement described below. We will adjust the amount of our quarterly distribution for the period from the closing of this offering through          , 2008 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our managing general partner to:

-	provide for the proper conduct of our business (including the satisfaction of obligations in respect of pre-paid fertilizer contracts, future capital expenditures, anticipated future credit needs and the payment of expenses and fees, including payments to our managing general partner);

-	comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we or any of our subsidiaries is a party or by which we are bound or our assets are subject; and

-	provide funds for distributions in respect of any one or more of the next eight quarters, provided, however, that our managing general partner may not establish cash reserves pursuant to this clause if the effect of such reserves would be that we would be unable to distribute the minimum quarterly distribution on all common units and GP units and any cumulative common unit and GP unit arrearages thereon with respect to any such quarter;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are used solely for working capital purposes or to make distributions to partners.

Available cash will not include cash received by us or our subsidiaries in respect of accounts receivable existing as of the closing of this offering. All such cash will, upon receipt, be distributed to our special general partner.

Intent to Distribute the Minimum Quarterly Distribution

We will distribute to the holders of common units, GP units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.375 per unit, or $1.50 per year, to the extent we have sufficient available cash. Our partnership agreement permits us to borrow to make distributions, but we are not required to do so. Accordingly, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our managing general partner, taking into consideration the terms of our partnership agreement and our new revolving secured credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Revolving Secured Credit Facility” for a discussion of provisions expected to be included in our new revolving secured credit facility that may restrict our ability to make distributions.

Sustainability Requirement

The managing general partner will not be permitted to increase the per-unit quarterly distribution rate unless the managing general partner determines that the increased per-unit distribution rate is likely to be sustainable for a period of at least twelve consecutive quarters from the date of increase. This restriction will not apply to any special distributions declared by our managing general partner or any distributions in the nature of a full or partial liquidation. Our managing general partner will not be required to reassess its determination of sustainability of the per-unit distribution amount after the rate is increased.

Operating Surplus and Capital Surplus

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus”. We treat distributions of cash from operating surplus differently than distributions of available cash from capital surplus. In general we anticipate making cash distributions from operating surplus and do not anticipate making cash distributions that would be treated as distributions from capital surplus. See “— Characterization of Cash Distributions”. Cash received by us or our subsidiaries in respect of accounts receivable existing as of the closing of this offering will be deemed to be neither capital surplus nor operating surplus and will be disregarded when calculating operating surplus and capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally consists of:

•	$60 million (as described below); plus

•	all of our cash receipts from and after the closing of this offering, excluding cash from “interim capital transactions” (as described below and excluding cash received by us or our subsidiaries in respect of accounts receivable existing as of the closing of this offering (which will be distributed to our special general partner)); plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	cash distributions paid on equity interests issued by us to finance all or any portion of the construction, expansion or improvement of our facilities in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date it is abandoned or disposed of; plus

•	cash distributions paid on equity interests issued by us to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction, expansion and improvement projects referred to above; less

•	all of our “operating expenditures” (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our managing general partner to provide funds for future operating expenditures (which does not include expansion capital expenditures).

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $60 million of cash from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus would be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions we receive from non-operating sources.

“Operating expenditures” generally means all of our expenditures, including our expenses, taxes, reimbursements or payments of expenses to our managing general partner, repayment of working capital borrowings, debt service payments and capital expenditures, provided that operating expenditures will not include:

•	repayments of working capital borrowings, if such working capital borrowings were outstanding for twelve months, not repaid, but deemed repaid, thus decreasing operating surplus at such time;

•	payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to “interim capital transactions”; or

•	distributions to partners.

Where capital expenditures are made in part for expansion and in part for other purposes, our managing general partner shall determine the allocation between the amounts paid for each.

“Interim capital transactions” means the following transactions if they occur prior to our liquidation: (a) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business); (b) sales of our equity interests and debt securities; and (c) sales or other voluntary or involuntary dispositions of any assets other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements of assets.

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain our operating capacity (or productivity) or capital base. Maintenance capital expenditures include expenditures required to maintain equipment reliability, plant integrity and safety and to address environmental laws and regulations. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of the construction, improvement or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding commitment or commence constructing or developing a replacement asset and ending on the earlier to occur of the date any such replacement asset commences commercial service or the date it is abandoned or disposed of.

Expansion capital expenditures include expenditures to acquire or construct assets to grow our business and to expand fertilizer production capacity. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of the construction of such a capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the date such capital improvement commences commercial service or the date that it is abandoned or disposed of.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or productivity, but which are not expected to expand for the long-term our operating capacity or asset base.

As described above, none of our investment capital expenditures or expansion capital expenditures will be subtracted from operating surplus. Because investment capital expenditures and expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued to finance all of the portion of the construction, replacement or improvement of a capital asset in respect of the period that begins when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service or the date that it is abandoned or disposed of, such interest payments and equity distributions are also not subtracted from operating surplus.

The officers and directors of our managing general partner will determine how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.

Definition of Capital Surplus

“Capital surplus” will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of our debt and equity interests other than for working capital purposes; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of the normal retirement or replacement of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed from the closing of this offering equals the operating surplus as of the most recent date of determination. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate making cash distributions that would be treated as distributions from capital surplus. As described above, cash received by us or our subsidiaries in respect of accounts receivable existing as of the closing of this offering will be deemed to be neither capital surplus nor operating surplus and will be disregarded when calculating operating surplus and capital surplus.

Subordination Period

General

Our partnership agreement provides that, during the subordination period, which we define below and in the glossary, the common units and GP units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units and GP units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Furthermore, no arrearages will accrue or be paid on the subordinated units. The practical effect of the subordination period is to increase the likelihood that during this period there will be sufficient available cash to pay the minimum quarterly distribution on the common units and GP units.

Definition of Subordination Period

Except as described below, the subordination period will extend from the closing date of this offering until the second business day following the distribution of available cash to partners in respect of any quarter, beginning with the quarter ending          , 2013, if each of the following has occurred:

•	distributions of available cash from operating surplus on each of the outstanding common units, GP units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, GP units and subordinated units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units and GP units.

Before the end of the subordination period, up to 50.0% of the subordinated units, or up to 8,000,000 subordinated units, may convert into GP units or common units on a one-for-one basis on the second business day after the distribution of available cash to the partners in respect of any quarter ending on or after:

•	, 2011 with respect to 25.0% of the subordinated units; and

•	, 2012 with respect to an additional 25.0% of the subordinated units.

The early conversions will occur on the second business day following the distribution of available cash to partners in respect of the applicable quarter if each of the following has occurred:

•	distributions of available cash from operating surplus on each of the outstanding common units, GP units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, GP units and subordinated units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units and GP units.

The second early conversion of subordinated units may not occur, however, until at least one year following the end of the period for the first early conversion of subordinated units.

If the subordinated units are subordinated GP units at the time of conversion, they will convert into GP units. If the subordinated GP units have converted into subordinated LP units prior to the time of conversion they will convert into common units, rather than GP units.

Effect of Expiration of the Subordination Period

Upon expiration of the subordination period, each outstanding subordinated unit will immediately convert into one GP unit or common unit and will then participate pro rata with the other GP units and common units in distributions of available cash.

Further, if the unitholders remove our managing general partner other than for cause (as defined in our partnership agreement):

•	all subordinated units held by any person who did not, and whose affiliates did not, vote any of their units in favor of the removal of the managing general partner, will immediately convert into common units or GP units on a one-for-one basis; and

•	if all subordinated units convert as described in the immediately preceding bullet point, any existing arrearages in payment of the minimum quarterly distribution on the common units and GP units will be extinguished.

If the managing general partner is removed as managing general partner under circumstances where cause does not exist and no units held by the managing general partner and its affiliates (which will include CVR Energy until such time as CVR Energy ceases to be an affiliate of the managing general partner) are voted in favor of that removal, the managing general partner will have the right to convert its managing general partner interest and its IDRs (and any IDRs held by its affiliates) into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

Definition of Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period, adjusted to amortize the impact of scheduled turnarounds across periods, and therefore excludes the $60 million “basket” included as a component of operating surplus, net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Adjusted operating surplus for any period generally means:

•	operating surplus generated with respect to that period (which does not include the $60 million basket described in the first bullet point of the definition of operating surplus above); less

•	any net increase in working capital borrowings with respect to that period; less

•	the amount of the scheduled turnaround operating surplus associated with the most recent scheduled turnaround of each of our nitrogen fertilizer plant’s major units (or other material assets we acquire in the future) amortized with respect to that period, as described below; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	for any period in which a scheduled turnaround occurs, an amount that our managing general partner determines is the incremental operating surplus that we would have generated had the scheduled turnaround not been conducted during the period, which we refer to as the “scheduled turnaround operating surplus” and is described more fully below; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period to the extent required by any debt instrument for the repayment of principal, interest or premium.

As described above, cash received by us or our subsidiaries in respect of accounts receivable existing as of the closing of this offering will be deemed to not be operating surplus and thus will be disregarded when calculating adjusted operating surplus.

“Scheduled turnaround operating surplus” consists of the estimated incremental operating surplus that we would have generated in a period had a scheduled turnaround (a periodically required procedure to refurbish and maintain our facilities that involves the shutdown and inspection of one or more major processing units in our nitrogen fertilizer plant or other material assets we acquire in the future that requires similar periodic shutdowns) not been conducted during the period. Scheduled turnaround operating surplus reflects the net impact on our operating surplus of both the expenses associated with the scheduled turnaround and the lost revenue we would have generated had our nitrogen fertilizer plant (or unit thereof or other material asset) not been shut down. We expect that lost operating surplus could be significant in periods in which scheduled turnarounds occur, causing operating surplus generated during such periods to vary significantly from other periods, both because of increased expenses and because of lost revenue. Accordingly, to eliminate the effect on adjusted operating surplus of these fluctuations, our partnership agreement provides that an amount equal to the scheduled turnaround operating surplus for a period in which a scheduled turnaround of our nitrogen fertilizer plant (or unit thereof or other material asset) occurs will be added to adjusted operating surplus for such quarter. The amount of such scheduled turnaround operating surplus will then be amortized during each subsequent period through, and including, the period (or periods) in which the next scheduled turnaround of such plant (or unit thereof or other material asset) occurs as a deduction from adjusted operating surplus for such subsequent periods. The scheduled turnaround operating surplus will be amortized using straight line amortization based upon the estimated date of the next scheduled turnaround of such plant (or unit thereof or other material asset). The estimated date of the next scheduled turnaround is subject to review and change by the board of directors of our managing general partner at least once a year. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material change to the estimated date of the next scheduled turnaround, such as a new governmental regulation that will affect our assets. For purposes of amortizing the scheduled turnaround operating surplus from a prior scheduled turnaround, any adjustment to this estimate will be prospective only.

We do not treat expenses and lost revenue related to unscheduled downtime for maintenance or repairs as scheduled turnaround operating surplus.

In connection with our 2006 turnaround, we estimate that the scheduled turnaround operating surplus was $10.2 million. Assuming we had amortized this amount over an eight-quarter period, the amount of scheduled turnaround operating surplus we would have amortized would have been $1.3 million per quarter.

Incentive Distribution Rights

General

Incentive distribution rights, or IDRs, represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved and following distribution of the Non-IDR Surplus Amount, as described below under “— Non-IDR Surplus Amount”. Our managing general partner currently holds the IDRs, but may transfer these rights separately from its managing general partner interest, subject to restrictions in our partnership agreement.

Non-IDR Surplus Amount

We will not make any distributions in respect of the IDRs until we have distributed an aggregate amount equal to adjusted operating surplus generated during the period from the closing of this offering through December 31, 2009. We refer to this amount of adjusted operating surplus as the “Non-IDR Surplus Amount”. Adjusted operating surplus does not include any proceeds from this offering or any other interim capital transactions.

Distributions of Available Cash from Operating Surplus During the Subordination Period

Prior to the Distribution of the Non-IDR Surplus Amount

Until we have made cumulative distributions to unitholders in an amount equal to the Non-IDR Surplus Amount we will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	First, to the holders of common units and GP units, until each common unit and GP unit has received an amount equal to the minimum quarterly distribution, or MQD, of $0.375 per unit, plus any arrearages from prior quarters;

•	Second, to the holders of subordinated units, until each subordinated unit has received an amount equal to the MQD; and

•	Thereafter, to all unitholders, pro rata.

The preceding discussion is based on the assumption that we do not issue additional classes of equity interests.

After the Distribution of the Non-IDR Surplus Amount

Our partnership agreement provides for “target distribution levels”. After the limitations described in “— Non-IDR Surplus Amount” no longer apply, our managing general partner’s IDRs will entitle it to receive increasing percentages of any incremental quarterly cash distributed by us as the target distribution levels for each quarter are exceeded. As noted above, any increases in our cash distribution levels will be subject to the substainability requirement. There are three target distribution levels set in our partnership agreement: $0.4313, $0.4688 and $0.5625, representing 115%, 125% and 150%, respectively, of the MQD amount.

After the limitations described above in “— Non-IDR Surplus Amount” no longer apply, we will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	First, to all common units and GP units, until each common unit and GP unit has received a total quarterly distribution equal to the MQD plus any arrearages from prior quarters;

•	Second, to all subordinated units, until each subordinated unit has received a total quarterly distribution equal to the MQD;

•	Third, to all units, pro rata, until each unit has received a total quarterly distribution equal to $0.4313 (excluding any distribution in respect of arrearages) (the “first target distribution”);

•	Fourth, (i) 13% to the managing general partner (in respect of its IDRs) and (ii) 87% to all units, pro rata, until each unit has received a total quarterly distribution equal to $0.4688 (excluding any distribution in respect of arrearages) (the “second target distribution”);

•	Fifth, (i) 23% to the managing general partner (in respect of its IDRs) and (ii) 77% to all units, pro rata, until each unit has received a total quarterly distribution equal to $0.5625 (excluding any distribution in respect of arrearages) (the “third target distribution”); and

•	Thereafter, (i) 48% to the managing general partner (in respect of its IDRs) and (ii) 52% to all units, pro rata.

The preceding discussion is based on the assumption that we do not issue additional classes of equity interests and that the managing general partner does not transfer any of its IDRs.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	First, to all units, until each unit has received a total quarterly distribution equal to the first target distribution ($0.4313);

•	Second, (i) 13% to the managing general partner (in respect of its IDRs) and (ii) 87% to all units, pro rata, until each unit has received a total quarterly distribution equal to the second target distribution ($0.4688);

•	Third, (i) 23% to the managing general partner (in respect of its IDRs) and (ii) 77% to all units, pro rata, until each unit has received a total quarterly distribution equal to the third target distribution ($0.5625); and

•	Thereafter, (i) 48% to the managing general partner (in respect of its IDRs) and (ii) 52% to all units, pro rata.

The preceding discussion is based on the assumption that we do not issue additional classes of equity interests and that the managing general partner does not transfer any of its IDRs.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our managing general partner up to and above the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our managing general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our managing general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our managing general partner represent its IDRs.

	Total Quarterly	Marginal Percentage Interest in Distributions
	Distribution		Managing General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.375	100%	0%
First Target Distribution	up to $0.4313	100%	0%
Second Target Distribution	above $0.4313 up to $0.4688	87%	13%

Third Target Distribution	above $0.4688 up to $0.5625	77%	23%
Thereafter	above $0.5625	52%	48%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

Capital surplus is generally generated only by (1) borrowings other than working capital borrowings, (2) sales of debt securities and equity interests, and (3) sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of the normal retirement or replacement of assets.

Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	First, to all unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•	Second, to the common unitholders and GP unitholders, pro rata, until we have distributed for each common unit and GP unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units and GP units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumption that we do not issue additional classes of equity interests.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the unit, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels, after any of these distributions are made, it may be easier for our managing general partner to receive incentive distributions and for the subordinated units to convert into GP units or common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

If we reduce the minimum quarterly distribution and the target distribution levels to zero, all future distributions from operating surplus will be made such that 52% is paid to the unitholders, pro rata, and 48% is paid to the holders of the IDRs.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if, following this offering, we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the initial unit price, as described below under “— Distributions of Cash Upon Liquidation”.

For example, if a two-for-one split of the common units, GP units and subordinated units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50% of its initial level. If we combine our common units into fewer units or subdivide our common units into a greater number of units, we will combine our GP units and subordinated units or subdivide our GP units and subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we or any subsidiary of ours becomes taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our managing general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (after deducting our managing general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter plus our managing general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our partners, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by a unitholder to us for its units, which we refer to as the “initial unit price” for each unit. The initial unit price for the common units issued in this offering will be the price paid for the common units. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units and GP units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders and GP unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units and GP units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of the initial unit price. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the IDRs.

Manner of Adjustments for Gain

The manner of the adjustments for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to the managing general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, to the common unitholders and GP unitholders, pro rata, until the capital account for each common unit and GP unit is equal to the sum of:

(1)	the initial unit price;

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)	any unpaid arrearages in payment of the minimum quarterly distribution;

•	Third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of:

(1)	the initial unit price; and

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Fourth, to all unitholders, pro rata, until we allocate under this bullet point an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter since the closing of this offering; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter since the closing of this offering;

•	Fifth, 87% to all unitholders, pro rata, and 13% to the holders of the IDRs, until we allocate under this bullet point an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter since the closing of this offering; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 87% to the unitholders, pro rata, and 13% to the holders of the IDRs for each quarter since the closing of this offering;

•	Sixth, 77% to all unitholders, pro rata, and 23% to the holders of the IDRs, until we allocate under this bullet point an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter since the closing of this offering; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 77% to the unitholders, pro rata, and 23% to the holders of the IDRs for each quarter since the closing of this offering; and

•	Thereafter, 52% to all unitholders, pro rata, and 48% to the holders of the IDRs.

The percentages set forth above are based on the assumption that we do not issue additional classes of equity interests.

If the liquidation occurs after the end of the subordination period, the distinction between common units and GP units, on the one hand, and subordinated units, on the other hand, will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our managing general partner and the unitholders in the following manner:

•	First, to holders of subordinated units in proportion to the positive balances in their capital accounts, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	Second, to the holders of common units and GP units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders and GP unitholders have been reduced to zero; and

•	Thereafter, 100% to our managing general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and GP units, on the one hand, and subordinated units, on the other hand, will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts Upon Issuance of Additional Units

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our managing general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in our managing general partner’s capital account balance equaling the amount which it would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information presented below under the caption Statement of Operations Data for the 174-day period ended June 23, 2005, for the 191-day period ended December 31, 2005 and for the years ended December 31, 2006 and 2007, and the selected consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2006 and 2007, have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm. The selected consolidated financial information presented below under the caption balance sheet data as of December 31, 2005 is derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial information presented below under the caption Statement of Operations Data for the year ended December 31, 2003, for the 62-day period ended March 2, 2004, and for the 304-day period ended December 31, 2004, and the selected consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2003 and 2004 are derived from our unaudited consolidated financial statements that are not included in this prospectus.

Our consolidated financial statements included elsewhere in this prospectus have been carved out of the consolidated financial statements of CVR Energy. CVR Energy’s assets, liabilities, revenues expenses and cash flows that do not relate to the nitrogen fertilizer business operated by us are not included in our consolidated financial statements. Our financial position, results of operations and cash flows reflected in our consolidated financial statements include all expenses allocable to the nitrogen fertilizer business (including allocations of shared costs), but may not be indicative of those expenses we would have incurred had we operated as a stand-alone entity for all periods presented or of future results.

Prior to March 3, 2004, our assets consisted of one facility within the eight-plant Nitrogen Fertilizer Manufacturing and Marketing Division of Farmland Industries, Inc. We refer to our operations as part of Farmland during this period as “Original Predecessor”. Farmland filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on May 31, 2002. During periods when we were operated as part of Farmland, which include the fiscal year ended December 31, 2003 and the 62 days ended March 2, 2004, Farmland allocated certain general corporate expenses and interest expense to Original Predecessor. The allocation of these costs is not necessarily indicative of the costs that would have been incurred if Original Predecessor had operated as a stand-alone entity. Further, the historical results are not necessarily indicative of the results to be expected in future periods.

On March 3, 2004, Coffeyville Group Holdings, LLC completed the purchase of Original Predecessor from Farmland in a sales process under Chapter 11 of the U.S. Bankruptcy Code. See note 1 to our audited consolidated financial statements included elsewhere in this prospectus. We refer to this acquisition as the Initial Acquisition, and we refer to our post-Farmland operations run by Coffeyville Group Holdings, LLC as Immediate Predecessor. Our business was operated by the Immediate Predecessor for the 304 days ended December 31, 2004 and the 174 days ended June 23, 2005. As a result of certain adjustments made in connection with the Initial Acquisition, a new basis of accounting was established on the date of the Initial Acquisition and the results of operations for the 304 days ended December 31, 2004 and the 174 days ended June 23, 2005 are not comparable to prior periods.

On June 24, 2005, Coffeyville Acquisition LLC acquired all of the subsidiaries of Coffeyville Group Holdings, LLC. See note 1 to our audited consolidated financial statements included elsewhere in this prospectus. We refer to this acquisition as the Subsequent Acquisition, and we refer to our post-June 24, 2005 operations as Successor. As a result of certain adjustments made in connection with the Subsequent Acquisition, a new basis of accounting was established on the date of the acquisition on June 24, 2005. Since the assets and liabilities of Successor and Immediate

Predecessor were each presented on a new basis of accounting, the financial information for Successor, Immediate Predecessor and Original Predecessor is not comparable to financial information in prior periods.

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of our partnership agreement, to the common, GP and subordinated GP unitholders, by the number of common, GP and subordinated GP units expected to be outstanding at the closing of this offering. For purposes of this calculation, we assumed that pro forma distributions were equal to pro forma net earnings and that the number of units outstanding was 5,250,000 common, 18,750,000 GP and 16,000,000 subordinated GP units. All units were assumed to have been outstanding since January 1, 2007. No effect has been given to 787,500 common units that might be issued in this offering by us pursuant to the exercise by the underwriters of their option. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of this offering.

We have omitted net income per unit data for Immediate Predecessor because we operated under a different capital structure than the one that will be in place at the time of this offering and, therefore, the information is not meaningful.

We have omitted per unit data for Original Predecessor because, under Farmland’s cooperative structure, earnings of Original Predecessor were distributed as patronage dividends to members and associate members based on the level of business conducted with Original Predecessor as opposed to a common stockholder’s proportionate share of underlying equity in Original Predecessor.

This data should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Original Predecessor		Immediate Predecessor		Successor
	Year	62 Days	304 Days	174 Days	191 Days	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
	(unaudited)	(unaudited)	(unaudited)
	(dollars in millions, except per unit data and as otherwise indicated)
Statement of Operations Data:
Net sales	$100.9	$19.4	$91.4	$76.7	$96.8	$170.0	$187.4
Cost of product sold (exclusive of depreciation and amortization)	21.9	4.1	18.8	9.8	19.2	33.4	33.1
Direct operating expenses (exclusive of depreciation and amortization)(1)	53.0	8.4	44.3	26.0	29.1	63.6	66.7
Selling, general and administrative expenses (exclusive of depreciation and amortization)(1)	10.1	3.2	5.0	5.1	4.6	12.9	20.4
Net costs associated with flood(2)	—	—	—	—	—	—	2.4
Depreciation and amortization(3)	1.2	0.2	0.9	0.3	8.4	17.1	16.8
Impairment, and other charges(4)	6.9	—	—	—	—	—	—

Operating income	$7.8	$3.5	$22.4	$35.5	$35.5	$43.0	48.0
Miscellaneous income (expense)(5)	—	—	(0.7)	(2.0)	0.4	(6.9)	0.2
Interest expense and other financing costs	(0.5)	—	(0.9)	(0.8)	(14.8)	(23.5)	(23.6)
Gain (loss) on derivatives	—	—	—	—	4.9	2.1	(0.5)

Income before income taxes	$7.3	$3.5	$20.8	$32.7	$26.0	$14.7	$24.1
Income tax expense	—	—	—	—	—	—	—

Net income(6)	$7.3	$3.5	$20.8	$32.7	$26.0	$14.7	$24.1

Pro forma net income per unit(7):
Common unit, basic and diluted							$1.01
GP unit, basic and diluted							$1.01
Subordinated unit, basic and diluted							—
Pro forma weighted average number of units:
Common unit, basic and diluted							5,250,000
GP unit, basic and diluted							18,750,000
Subordinated unit, basic and diluted							16,000,000

Balance Sheet Data:
Cash and cash equivalents	$—		$—		$—	$—	$14.5
Working capital(8)	12.0		(3.5)		(2.5)	(0.5)	7.5
Total assets	33.9		37.1		423.7	416.1	429.9
Liabilities subject to compromise(9)	9.2		—		—	—	—

Total debt, including current portion	—		—		—	—	—
Partners capital/divisional equity	16.1		15.7		400.5	397.6	400.5

Financial and Other Data:
Cash flows provided by operating activities	15.4	12.8	25.3	24.3	45.3	34.1	46.5
Cash flows (used in) investing activities	(0.3)	—	(2.7)	(1.4)	(2.0)	(13.3)	(6.5)
Cash flows (used in) financing activities	(15.0)	(12.8)	(22.6)	(22.9)	(43.3)	(20.8)	(25.5)
Capital expenditures for property, plant and equipment	0.3	—	2.7	1.4	2.0	13.3	6.5
Net distribution to parent	$15.0	$12.8	$22.6	$22.9	$43.3	$20.8	$31.5

Key Operating Data:
Production volume:
Ammonia (tons in thousands)	335.7	56.4	252.8	193.2	220.0	369.3	326.7
UAN (tons in thousands)	510.6	93.4	439.2	309.9	353.4	633.1	576.9
On-stream factors(10):
Gasifier	90.1%	93.5%	92.2%	97.4%	98.7%	92.5%	90.0%
Ammonia	89.6%	80.9%	79.7%	95.0%	98.3%	89.3%	87.7%
UAN	81.6%	88.7%	82.2%	93.9%	94.8%	88.9%	78.7%

(1)
(1)	Our direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization) for the 191 days ended December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007 include a charge related to CVR Energy’s share-based compensation expense allocated to us by CVR Energy for financial reporting purposes in accordance with SFAS 123(R). We are not responsible for the payment of cash related to any share-based compensation allocated to us by CVR Energy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Share-Based Compensation.” The charges were:

	191 Days ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007
	(in millions)

Direct operating expenses (exclusive of depreciation and amortization)	$0.1	$0.8	$1.2
Selling, general and administrative expenses (exclusive of depreciation and amortization)	0.2	3.2	9.7

Total	$0.3	$4.0	$10.9

(2)	Total gross costs recorded as a result of the flood damage to our nitrogen fertilizer plant for the year ended December 31, 2007 were approximately $5.8 million, including approximately $0.8 million recorded for depreciation for temporarily idle facilities, $0.7 million for internal salaries and $4.3 million for other repairs and related costs. An insurance receivable of approximately $3.3 million was also recorded for the year December 31, 2007 for the probable recovery of such costs under CVR Energy’s insurance policies.

(3)	Depreciation and amortization is comprised of the following components as excluded from direct operating expenses and selling, general and administrative expenses and as included in net costs associated with flood:

	Original Predecessor		Immediate Predecessor		Successor
	Year	62 Days	304 Days	174 Days	191 Days	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Depreciation and amortization excluded from direct operating expenses	$1.2	$0.1	$0.9	$0.3	$8.3	$17.1	$16.8
Depreciation and amortization excluded from selling, general and administrative expenses	—	0.1	—	—	0.1	—	—
Depreciation included in net costs associated with flood	—	—	—	—	—	—	0.8

Total depreciation and amortization	$1.2	$0.2	$0.9	$0.3	$8.4	$17.1	$17.6

(4)	During the year ended December 31, 2003, we recorded a charge of $5.7 million related to the asset impairment of the nitrogen fertilizer plant based on the then expected sales price of the assets in the Initial Acquisition. In addition, we recorded a charge of $1.2 million for the rejection of existing contracts while operating under Chapter 11 of the U.S. Bankruptcy Code.

(5)	Miscellaneous income (expense) is comprised of the following components included in our consolidated statement of operations:

	Original Predecessor		Immediate Predecessor		Successor
	Year	62 Days	304 Days	174 Days	191 Days	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Interest income	$—	$—	$—	$—	$0.5	$1.4	$0.3
Loss on extinguishment of debt	—	—	(0.7)	(1.2)	—	(8.5)	(0.2)
Other income (expense)	—	—	—	(0.8)	(0.1)	0.2	0.1

Miscellaneous income (expense)	$—	$—	$(0.7)	$(2.0)	$0.4	$(6.9)	$0.2

(6)	The following are certain charges and costs that are meaningful to understanding our net income and in evaluating our performance:

	Original Predecessor		Immediate Predecessor		Successor
	Year	62 Days	304 Days	174 Days	191 Days	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Impairment of property, plant and equipment(a)	$5.7	$—	$—	$—	$—	$—	$—
Loss on extinguishment of debt(b)	—	—	0.7	1.2	—	8.5	0.2
Inventory fair market value adjustments	—	—	—	—	0.7	—	—
Interest rate swap	—	—	—	—	0.1	(1.8)	(1.4)
Share-based compensation expense(c)	—	—	—	—	0.3	4.0	10.9

(a)	During the year ended December 31, 2003, we recorded a charge of $5.7 million related to the asset impairment of our nitrogen fertilizer plant based on the expected sales price of the assets in the Initial Acquisition.

(b)	Represents our portion of (1) the write-off of deferred financing costs in connection with the refinancing of the senior secured credit facility of Coffeyville Resources, LLC on June 23, 2005, (2) the write-off in connection with the refinancing of the senior secured credit facility of Coffeyville Resources, LLC on December 28, 2006, and (3) the write-off in connection with the repayment and termination of three of the credit facilities of Coffeyville Resources, LLC and Coffeyville Refining & Marketing Holding, Inc., an indirect parent company of Coffeyville Resources, LLC and a subsidiary of CVR Energy, Inc., on October 26, 2007.

(c)	Our direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization) include a charge related to CVR Energy’s share-based compensation expense allocated to us by CVR Energy for financial reporting purposes in accordance with SFAS 123(R). See Note 1 above. We are not responsible for the payment of cash related to any share-based compensation expense allocated to us by CVR Energy.

(7)	We have omitted per unit data for Original Predecessor because, under Farmland’s cooperative structure, earnings of Original Predecessor were distributed as patronage dividends to members and associate members based on the level of business conducted with Original Predecessor as opposed to a common stockholder’s proportionate share of underlying equity in Original Predecessor. We have omitted earnings per share for Immediate Predecessor and for Successor through the date Coffeyville Resources Nitrogen Fertilizers, LLC, our operating subsidiary, was contributed to us because during those periods we operated under a divisional equity structure. We have omitted net income per unitholder for Successor during the period we operated as a partnership through the closing of this offering because during those periods we operated under a different capital structure than what we will operate under following the closing of this offering, and, therefore, the information is not meaningful.

(8)	Excludes liabilities subject to compromise due to Original Predecessor’s bankruptcy of $9.2 million as of December 31, 2003 in calculating Original Predecessor’s working capital.

(9)	While operating under Chapter 11 of the U.S. Bankruptcy Code, Original Predecessor’s financial statements were prepared in accordance with SOP 90-7 “Financial Reporting by Entities in Reorganization under Bankruptcy Code”. SOP 90-7 requires that pre-petition liabilities be segregated in the Balance Sheet.

(10)	On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period. Excluding the impact of turnarounds at the nitrogen fertilizer facility in the third quarter of 2004 and 2006, (i) the on-stream factors in 2004 would have been 95.6% for gasifier, 83.1% for ammonia and 86.7% for UAN, and (ii) the on-stream factors in 2006 would have been 97.1% for gasifier, 94.3% for ammonia and 93.6% for UAN.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition, results of operations and cash flows in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are a growth-oriented Delaware limited partnership formed by CVR Energy to own and operate a nitrogen fertilizer facility and develop a diversified portfolio of assets that are complementary to our business and CVR Energy’s refining business. Our objective is to generate stable cash flows and, over time, to increase our quarterly cash distributions per unit. We intend to utilize the significant experience of CVR Energy’s management team to execute our growth strategy, including the acquisition from CVR Energy and third parties of additional infrastructure assets relating to fertilizer transportation and storage, petroleum storage, petroleum transportation and crude oil gathering. Upon the closing of this offering, CVR Energy will indirectly own approximately 87% of our outstanding units.

Our initial asset consists of a nitrogen fertilizer manufacturing facility, including (1) a 1,225 ton-per-day ammonia unit, (2) a 2,025 ton-per-day UAN unit and (3) an 84 million standard cubic foot per day gasifier complex, which consumes approximately 1,500 tons per day of pet coke to produce hydrogen. In 2007, we produced approximately 326,662 tons of ammonia, of which approximately 72% was upgraded into approximately 576,888 tons of UAN. At current natural gas and pet coke prices, we are the lowest cost producer and marketer of ammonia and UAN fertilizers in North America. We generated net sales of $173.5 million, $170.0 million and $187.4 million, and operating income of $71.0 million, $43.0 million and $48.0 million, for the years ended December 31, 2005, 2006 and 2007, respectively.

Our nitrogen fertilizer plant in Coffeyville, Kansas includes a pet coke gasifier that produces high purity hydrogen which in turn is converted to ammonia at a related ammonia synthesis plant. Ammonia is further upgraded into UAN solution in a related UAN unit. Pet coke is a low value by-product of the refinery coking process. On average during the last four years, more than 75% of the pet coke consumed by the nitrogen fertilizer plant was produced by CVR Energy’s refinery. We obtain most of our pet coke via a long-term coke supply agreement with CVR Energy.

The nitrogen fertilizer plant is the only commercial facility in North America utilizing a pet coke gasification process to produce nitrogen fertilizers. Its redundant train gasifier provides good on-stream reliability and the use of low cost by-product pet coke feed (rather than natural gas) to produce hydrogen provides the facility with a significant competitive advantage due to currently high and volatile natural gas prices. Our competition utilizes natural gas to produce ammonia. Historically, pet coke has been a less expensive feedstock than natural gas on a per-ton of fertilizer produced basis.

The spare gasifier at the nitrogen fertilizer plant was expanded in 2006, increasing ammonia production by 6,500 tons per year. In addition, we are moving forward with an approximately $85 million fertilizer plant expansion, of which approximately $8 million was incurred as of December 31, 2007. We estimate this expansion will increase the nitrogen fertilizer plant’s capacity to upgrade ammonia into premium-priced UAN by approximately 50%. We currently expect to complete this expansion in late 2009 or early 2010. This project is also expected to improve our cost structure by eliminating the need for rail shipments of ammonia, thereby reducing the risks associated with such rail shipments and avoiding anticipated cost increases in such transport.

Factors Affecting Comparability

Our results over the past three years have been and our future results will be influenced by the following factors, which are fundamental to understanding comparisons of our period-to-period financial performance.

Acquisitions

On March 3, 2004, Coffeyville Resources completed the acquisition of one facility within Farmland’s eight-plant nitrogen fertilizer manufacturing and marketing division (together with the former Farmland petroleum division). As a result, financial information as of and for the periods prior to March 3, 2004 discussed below and included elsewhere in this prospectus was derived from the financial statements and reporting systems of Farmland.

A new basis of accounting was established on the date of the Initial Acquisition and, therefore, the financial position and operating results after March 3, 2004 are not consistent with the operating results before the Initial Acquisition date. However, management believes the most meaningful way to comment on the statement of operations data due to the short period from January 1, 2004 to March 2, 2004 is to compare the sum of the operating results for both periods in 2004 with the sum of the operating results for both periods in 2005. Management believes it is not practical to comment on the cash flows from operating activities in the same manner because the Initial Acquisition resulted in some comparisons not being meaningful. For instance, we did not acquire the accounts receivable or assume the accounts payable of Farmland. Farmland collected and made payments on these accounts after March 3, 2004, and these transactions are not included in our consolidated statements of cash flows.

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, Coffeyville Acquisition LLC acquired all of the subsidiaries of Coffeyville Group Holdings, LLC, including what is now our business. As a result of certain adjustments made in connection with this acquisition, a new basis of accounting was established on the date of the acquisition and the results of operations for the 191 days ended December 31, 2005 are not comparable to prior periods.

Original Predecessor Corporate Allocations

Our financial statements prior to March 3, 2004 reflect an allocation of certain general corporate expenses of Farmland, including general and corporate insurance, property insurance, corporate retirement and benefits, human resource and payroll department salaries, facility costs, information services, and information systems support. For the year ended December 31, 2003 and for the 62-day period ended March 2, 2004, these costs allocated to our business were approximately $10.1 million and $3.2 million, respectively. Our financial statements prior to March 3, 2004 also reflect an allocation of interest expense from Farmland. These allocations were made by Farmland on a basis deemed meaningful for their internal management needs and may not be representative of the actual expense levels required to operate the businesses at that time or as they have been operated after March 3, 2004. Our insurance costs are greater now as compared to the period prior to March 3, 2004, as we have elected to obtain additional insurance coverage (such as business interruption insurance) that had not been carried by Farmland.

Successor Corporate Allocations

Our financial statements subsequent to June 23, 2005 reflect an allocation of certain general corporate expenses of Coffeyville Resources, LLC. CVR Energy allocated general and administrative expenses to us based on allocation methodologies that it considered reasonable and which result in an allocation of the cost of doing business borne by CVR Energy on behalf of us. However, these allocations may not be indicative of the cost of future operations or the amount of future allocations.

Our financial statements reflect all of the expenses that Coffeyville Resources incurred on our behalf. Our financial statements therefore include certain expenses incurred by our parent which may include, but are not necessarily limited to, officer and employee salaries and share-based compensation, rent or depreciation, advertising, accounting, tax, legal and information technology services, other selling, general and administrative expenses, costs for defined contribution plans, medical and other employee benefits, and financing costs, including interest, mark-to-market changes in interest rate swap and losses on extinguishment of debt.

Selling, general and administrative expense allocations were based primarily on a percentage of total fertilizer payroll to the total fertilizer and petroleum segment payrolls. Property insurance costs were allocated based upon specific segment valuations. Interest expense, interest income, bank charges, gain(loss) on derivatives and loss on extinguishment of debt were allocated based upon fertilizer divisional equity as a percentage of total CVR Energy debt and equity. See Note 3, “Summary of Significant Accounting Policies — Allocation of Costs” in our historical financial statements included elsewhere in this prospectus.

Asset Impairments

In December 2002, Farmland implemented SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, resulting in a reorganization expense from the impairment of long-lived assets. Under SFAS No. 144, recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to the estimated undiscounted future net cash flows expected to be generated by the asset. It was determined that the carrying amount of the fertilizer assets exceeded its estimated future undiscounted net cash flow. An impairment charge of $230.8 million was recognized for the fertilizer assets, based on Farmland’s best assumptions regarding the use and eventual disposition of those assets, primarily from indications of value received from potential bidders through the bankruptcy sale process. In 2003, as a result of receiving a bid from Coffeyville Resources in the bankruptcy court’s sales process, Farmland revised its estimate for the amount to be generated from the disposition of these assets, and an additional impairment charge was taken. The charge to earnings in 2003 was $5.7 million for the fertilizer assets.

Original Predecessor Agreement with CHS, Inc.

For the period ending December 31, 2003 and the first 62 days of 2004, Farmland’s sales of nitrogen fertilizer products were subject to a marketing agreement with CHS, Inc. Under the agreement, CHS, Inc. was responsible for marketing substantially all of the nitrogen fertilizer products made by Farmland. Following the Initial Acquisition, we began marketing nitrogen fertilizer products directly to distributors and dealers. As a result, we have been able to generate higher average plant gate prices on sales of fertilizer products as a percentage of market average prices. For example, in 2004 we generated average plant gate prices as a percentage of market averages of 90.0% and 80.1% for ammonia and UAN, respectively, compared to average plant gate prices as a percentage of market averages of 86.6% and 75.9% for ammonia and UAN, respectively, in 2003. The term plant gate price refers to the unit price of fertilizer in dollars per ton, offered on a delivered basis, excluding shipment costs.

Publicly Traded Partnership Expenses

We expect that our general and administrative expenses will increase due to the costs of operating as a publicly traded partnership, including costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We estimate that the increase in these costs will total approximately $2.5 million on an annual basis, excluding the costs associated with this offering and the costs of the initial implementation of our Sarbanes-Oxley Section 404 internal controls review and testing. Our financial statements following this offering will reflect the impact of these expenses, which will affect the comparability of our post-offering results with our financial statements from periods prior to the completion of this offering. Our unaudited pro forma financial statements, however, do not reflect this expense.

Changes in Legal Structure

Prior to March 3, 2004 our business was operated by Original Predecessor. Original Predecessor was not a separate legal entity, and its operating results were included within the operating results of Farmland and its subsidiaries in filing consolidated federal and state income tax returns. As a cooperative, Farmland was subject to income taxes on all income not distributed to patrons as qualified patronage refunds, and Farmland did not allocate income taxes to its divisions. As a result, results of operations during periods when we were operated by Original Predecessor do not reflect any provision for income taxes.

From March 3, 2004 to June 23, 2005, our business was operated by Immediate Predecessor and from June 23, 2005 through October 24, 2007 our business was operated by Successor. Both Immediate Predecessor and Successor were corporations, and our business operated as part of a larger company together with a petroleum refining business. Since October 24, 2007 our business has operated as a partnership, though still together with a petroleum refining business. Upon the completion of this offering, our business will continue to operate as a partnership, but for the first time will operate on a stand-alone basis as a nitrogen fertilizer business.

2007 Flood

During the weekend of June 30, 2007, torrential rains in southeastern Kansas caused the Verdigris River to overflow its banks and flood the city of Coffeyville. Our nitrogen fertilizer plant, which is located in close proximity to the Verdigris River, was flooded, sustained major damage and required repairs. As a result of the flooding, our nitrogen fertilizer facility stopped operating on June 30, 2007. Production at our nitrogen fertilizer facility was restarted on July 13, 2007. Total gross costs recorded as a result of the damage to our facility for the year ended December 31, 2007 were approximately $5.8 million. We recorded net costs associated with the flood of $2.4 million, which is net of $3.3 million of accounts receivable from insurers, and we believe collection of this amount is probable. We spent approximately $3.5 million to repair the nitrogen fertilizer facility in the year ended December 31, 2007. All further flood-related repairs will be paid for by CVR Energy pursuant to an indemnity agreement we will enter into prior to the completion of this offering. See “Business — Flood” and “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Indemnity and Transition Services Agreement”. We cannot predict how much of these amounts CVR Energy will be able to recover through insurance. See “Risk Factors — Risks Related to Our Business — Our facilities face operating hazards and interruptions. We could face potentially significant costs to the extent these hazards or interruptions are not fully covered by our existing insurance coverage. Insurance companies that currently insure companies in our industry may cease to do so or may substantially increase premiums in the future”.

Industry Factors

Our earnings depend largely on the prices of nitrogen fertilizer products, the floor price of which is directly influenced by natural gas prices. Natural gas prices have been and continue to be volatile.

Currently, the nitrogen fertilizer market is driven by an almost unprecedented increase in demand. According to the United States Department of Agriculture, U.S. farmers planted 92.9 million acres of corn in 2007, exceeding the 2006 planted area by 19 percent. This increase in acres planted in the U.S. was driven in large part by ethanol demand. In addition to the increase in U.S. nitrogen fertilizer demand, global demand has increased due to overall market growth in countries such as India, Latin America and Russia.

Total worldwide ammonia capacity has been growing. A large portion of the net growth has been in China and is attributable to China maintaining its self-sufficiency with regards to ammonia. Excluding China and the former Soviet Union, the trend in net ammonia capacity has been essentially flat since the late 1990s, as new plant construction has been offset by plant closures in countries with high-cost feedstocks. The high cost of capital is also limiting capacity increase. Today’s strong market growth appears to be readily absorbing the latest capacity additions.

Factors Affecting Results

Our earnings and cash flow from operations are primarily affected by the relationship between nitrogen fertilizer product prices and direct operating expenses. Unlike our competitors, we use minimal natural gas as feedstock and, as a result, are not directly impacted in terms of cost, by high or volatile swings in natural gas prices. Instead, CVR Energy’s adjacent oil refinery supplies us with most of the pet coke feedstock we need pursuant to a long-term coke supply agreement we entered into in October 2007. The price at which nitrogen fertilizer products are ultimately sold depends on numerous factors, including the supply of, and the demand for, nitrogen fertilizer products which, in turn, depends on, among other factors, the price of natural gas, the cost and availability of fertilizer transportation infrastructure, changes in the world population, weather conditions, grain production levels, the availability of imports, and the extent of government intervention in agriculture markets. While our net sales could fluctuate significantly with movements in natural gas prices during periods when fertilizer markets are weak and nitrogen fertilizer products sell at the floor price, high natural gas prices do not force us to shut down our operations because we utilize pet coke as a feedstock to produce ammonia and UAN rather than natural gas.

Nitrogen fertilizer prices are also affected by other factors, such as local market conditions and the operating levels of competing facilities. Natural gas costs and the price of nitrogen fertilizer products have historically been subject to wide fluctuations. An expansion or upgrade of competitors’ facilities, price volatility, international political and economic developments and other factors are likely to continue to play an important role in nitrogen fertilizer industry economics. These factors can impact, among other things, the level of inventories in the market resulting in price volatility and a reduction in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for nitrogen fertilizer products.

The demand for fertilizers is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers. Individual farmers make planting decisions based largely on the prospective profitability of a harvest, while the specific varieties and amounts of fertilizer they apply depend on factors like crop prices, their current liquidity, soil conditions, weather patterns and the types of crops planted. For further details on the economics of fertilizer, see “Industry Overview”.

Natural gas is the most significant raw material required in the production of most nitrogen fertilizers. North American natural gas prices have increased substantially and, since 1999, have become significantly more volatile. In 2005, North American natural gas prices reached unprecedented levels due to the impact hurricanes Katrina and Rita had on an already tight natural gas market. Recently, natural gas prices have moderated, returning to pre-hurricane levels or lower.

In order to assess the operating performance of our business, we calculate plant gate price to determine our operating margin. Plant gate price refers to the unit price of fertilizer, in dollars per ton, offered on a delivered basis, excluding shipment costs. Given the use of low cost pet coke, our business is not presently subjected to the high raw materials costs of competitors that use natural gas, the cost of which has been high in recent periods. Instead of experiencing high variability in the cost of raw materials, our business utilizes less than 1% of the natural gas relative to other natural gas-based fertilizer producers and we estimate that our business would continue to have a production cost advantage in comparison to U.S. Gulf Coast ammonia producers at natural gas prices as low as $2.50 per MMBtu. The spot price for natural gas at Henry Hub on December 31, 2007 was $7.48 per MMBtu.

Because the nitrogen fertilizer plant has certain logistical advantages relative to end users of ammonia and UAN and demand relative to production has remained high, we have primarily targeted end users in the U.S. farm belt where we incur lower freight costs than our competitors. The farm belt refers to the states of Illinois, Indiana, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Texas and Wisconsin. We do not incur any intermediate storage, barge or pipeline freight charges when we sell in these markets, giving us a distribution cost advantage over U.S. Gulf Coast importers, assuming freight rates and pipeline tariffs for U.S. Gulf Coast importers as recently in effect. Selling products to customers within economic rail transportation limits of the nitrogen fertilizer plant and keeping transportation costs low are keys to maintaining profitability.

The value of nitrogen fertilizer products is also an important consideration in understanding our results. During 2007 we upgraded approximately 72% of our ammonia production into UAN, a product that presently generates a greater value than ammonia. UAN production is a major contributor to our profitability.

The direct operating expense structure of our business is also important to our profitability. Using a pet coke gasification process, we have significantly higher fixed costs than natural gas-based fertilizer plants. Major fixed operating expenses include electrical energy, employee labor, maintenance, including contract labor, and outside services. These costs comprise the fixed costs associated with the nitrogen fertilizer plant. Variable costs associated with the nitrogen fertilizer plant have averaged approximately 1.2% of direct operating expenses over the last 24 months ended December 31, 2007. The average annual operating costs over the last 24 months ended December 31, 2007 have approximated $65 million, of which substantially all are fixed in nature.

Our largest raw material expense is pet coke, which we purchase from CVR Energy and third parties. In 2007, we spent $13.6 million for pet coke. If pet coke prices rise substantially in the future, we may be unable to increase our prices to recover increased raw material costs, because market prices for nitrogen fertilizer products are generally correlated with natural gas prices, the primary raw material used by our competitors, and not pet coke prices.

Consistent, safe, and reliable operations at our nitrogen fertilizer plant are critical to our financial performance and results of operations. Unplanned downtime of the nitrogen fertilizer plant may result in lost margin opportunity, increased maintenance expense and a temporary increase in working capital investment and related inventory position. The financial impact of planned downtime, such as major turnaround maintenance, is mitigated through a diligent planning process that takes into account margin environment, the availability of resources to perform the needed maintenance, feedstock logistics and other factors.

We generally undergo a facility turnaround every two years. The turnaround typically lasts 15-20 days each turnaround year and costs approximately $2-3 million per turnaround. The next facility turnaround is currently scheduled for July 2008.

Agreements with CVR Energy

In connection with the initial public offering of CVR Energy and the transfer of the nitrogen fertilizer business to us in October 2007, we entered into a number of agreements with CVR Energy and its affiliates that govern the business relations between CVR Energy and us. These include the coke supply agreement mentioned above, under which we buy the pet coke we use in our nitrogen fertilizer plant; a services agreement, under which CVR Energy and its affiliates provide us with management services including the services of its senior management team; a feedstock and shared services agreement, which governs the provision of feedstocks, including hydrogen, high-pressure steam, nitrogen, instrument air, oxygen and natural gas; a raw water and facilities sharing agreement, which allocates raw water resources between the two businesses; an easement agreement; an environmental agreement; and a lease agreement pursuant to which we lease office space and laboratory space from CVR Energy.

The price we pay pursuant to the coke supply agreement is based on the lesser of a coke price derived from the price received by us for UAN (subject to a UAN based price ceiling and floor) and a coke price index for pet coke. Historically, the cost of product sold (exclusive of depreciation and amortization) in the nitrogen fertilizer business on our financial statements was based on a coke price of $15 per ton beginning in March 2004. If the terms of the coke supply agreement had been in place over the past three years, our cost of product sold (exclusive of depreciation and amortization) would have decreased $1.6 million, decreased $0.7 million, decreased $3.5 million and increased $2.5 million for the 174 day period ended June 24, 2005, the 191 day period ended December 31, 2005, and the years ended December 31, 2006 and 2007, respectively.

In addition, based on management’s current estimates, the services agreement will result in an annual charge of approximately $11.5 million (excluding share-based compensation) in selling, general and administrative expenses (exclusive of depreciation and amortization) in our statement of operations. Had the services agreement been in effect over the past three years, our operating income would have decreased by $0.4 million, $1.6 million, $1.8 million and $0.8 million for the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005, and the years ended December 31, 2006 and 2007, respectively.

The total change to our operating income as a result of both the 20-year coke supply agreement (which affects our cost of product sold (exclusive of depreciation and amortization)) and the services agreement (which affects our selling, general and administrative expense (exclusive of depreciation and amortization)), if both agreements had been in effect over the last three years, would be an increase of $1.2 million, a decrease of $0.9 million, an increase of $1.7 million and a decrease of $3.3 million for the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005, and the years ended December 31, 2006 and 2007, respectively.

The feedstock and shared services agreement, the raw water and facilities sharing agreement, the cross-easement agreement and the environmental agreement are not expected to have a significant impact on the financial results of our business. However, the feedstock and shared services agreement includes provisions which require us to provide hydrogen to CVR Energy on a going-forward basis, as we have done in recent years. This will have the effect of reducing our fertilizer production, because we will not be able to convert this hydrogen into ammonia. We believe that the addition of CVR Energy’s new catalytic reformer will reduce, to some extent, but not eliminate, the amount of hydrogen we will need to deliver to CVR Energy, and we expect to continue to deliver hydrogen to CVR Energy. The feedstock and shared services agreement requires CVR Energy to compensate us for the value of production lost due to the hydrogen supply requirement. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy”.

Net receivables due from CVR Energy were $2,142,301 as of December 31, 2007.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our financial statements. Effective June 24, 2005, Successor acquired the net assets of Immediate Predecessor in a business combination accounted for as a purchase. As a result of this acquisition, the audited consolidated financial statements for the periods after the acquisition are presented on a different cost basis than that for the periods before the acquisition and, therefore, are not comparable. Accordingly, in this “— Results of Operations” section, after comparing the year ended December 31, 2007 with the year ended December 31, 2006, we compare the year ended December 31, 2006 with the 174-day period ended June 23, 2005 and the 191-day period ended December 31, 2005.

In order to effectively review and assess our historical financial information below, we have also included supplemental operating measures and industry measures that we believe are material to understanding our business. For the years ended December 31, 2004 and 2005 we have provided this supplemental information on a combined basis in order to provide a comparative basis for similar periods of time. As discussed above, due to the various acquisitions that occurred, there were multiple financial statement periods of less than twelve months. We believe that the most meaningful way to present this supplemental data for the various periods is to compare the sum of the combined operating results for the 2004 and 2005 calendar years with prior fiscal years, and to compare the sum of the combined operating results for the year ended December 31, 2005 with the years ended December 31, 2006 and 2007.

Accordingly, for purposes of displaying supplemental operating data for the year ended December 31, 2005, we have combined the 174-day period ended June 23, 2005 and the 191-day period ended December 31, 2005 in order to provide a comparative year ended December 31, 2005 to the year ended December 31, 2006. Additionally, the 62-day period ended March 2, 2004 and the 304-day period ended December 31, 2004 have been combined in order to provide a comparative twelve-month period ended December 31, 2004 to a combined twelve-month period ended December 31, 2005 comprised of the 174-day period ended June 23, 2005 and the 191-day period ended December 31, 2005.

The tables below provide an overview of our results of operations, relevant market indicators and our key operating statistics during the past five fiscal years:

	Original Predecessor		Immediate Predecessor		Successor
		62 Days	304 Days	174 Days	191 Days	Year	Year
	Year Ended	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,	December 31,
Business Financial Results	2003	2004	2004	2005	2005	2006	2007
	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Net sales	$100.9	$19.4	$91.4	$76.7	$96.8	$170.0	$187.4
Cost of product sold (exclusive of depreciation and amortization)	21.9	4.1	18.8	9.8	19.2	33.4	33.1
Direct operating expenses (exclusive of depreciation and amortization)(1)	53.0	8.4	44.3	26.0	29.1	63.6	66.7
Selling, general and administrative expenses (exclusive of depreciation and amortization)(1)	10.1	3.2	5.0	5.1	4.6	12.9	20.4
Net costs associated with flood(2)	—	—	—	—	—	—	2.4
Depreciation and amortization(3)	1.2	0.2	0.9	0.3	8.4	17.1	16.8
Impairment and other charges(4)	6.9	—	—	—	—	—	—

Operating income	$7.8	$3.5	$22.4	$35.5	$35.5	$43.0	$48.0
Net income(5)	7.3	3.5	20.8	32.7	26.0	14.7	24.1

(1)	Our direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization) for the 191 days ended December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007 include a charge related to CVR Energy’s share-based compensation expense allocated to us by CVR Energy for financial reporting purposes in accordance with SFAS 123(R). ’ We are not responsible for the payment of cash related to any share-based compensation allocated to us by CVR Energy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Share-Based Compensation.” The charges were:

	191 Days ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007
	(in millions)

Direct operating expenses (exclusive of depreciation and amortization)	$0.1	$0.8	$1.2
Selling, general and administrative expenses (exclusive of depreciation and amortization)	0.2	3.2	9.7

Total	$0.3	$4.0	$10.9

(2)	Total gross costs recorded as a result of the damage to the nitrogen fertilizer plant for the year ended December 31, 2007 were approximately $5.8 million, including approximately $0.8 million recorded for depreciation for temporarily idle facilities, $0.7 million for internal salaries and $4.3 million for other repairs and related costs. An insurance receivable of approximately $3.3 million was also recorded for the year December 31, 2007 for the probable recovery of such costs under CVR Energy’s insurance policies.

(3)	Depreciation and amortization is comprised of the following components as excluded from direct operating expense and selling, general and administrative expense and as included in net costs associated with flood:

	Original Predecessor		Immediate Predecessor		Successor
	Year	62 Days	304 Days	174 Days	191 Days	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Depreciation and amortization excluded from direct operating
expenses	$1.2	$0.1	$0.9	$0.3	$8.3	$17.1	$16.8
Depreciation and amortization excluded from selling, general and administrative expenses	—	0.1	—	—	0.1	—	—
Depreciation included in net costs associated with flood	—	—	—	—	—	—	0.8

Total depreciation and amortization	$1.2	$0.2	$0.9	$0.3	$8.4	$17.1	$17.6

(4)	During the year ended December 31, 2003, we recorded a charge of $5.7 million related to the asset impairment of the nitrogen fertilizer plant based on the expected sales price of the assets in the Initial Acquisition. In addition, we recorded a charge of $1.2 million for the rejection of existing contracts while operating under Chapter 11 of the U.S. Bankruptcy Code.

(5)	The following are certain charges and costs incurred in each of the relevant periods that are meaningful to understanding our net income and in evaluating our performance due to their unusual or infrequent nature:

	Original Predecessor		Immediate Predecessor		Successor
		62 Days	304 Days	174 Days	191 Days	Year	Year
	Year Ended	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Impairment of property, plant and equipment(a)	$5.7	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Loss on extinguishment of debt(b)	—	—	0.7	1.2	—	8.5	0.2
Inventory fair market value adjustment	—	—	—	—	0.7	—	—
Interest rate swap	—	—	—	—	0.1	(1.8)	(1.4)
Share-based compensation expense(c)	—	—	—	—	0.3	4.0	10.9

(a)	During the year ended December 31, 2003, we recorded a charge of $5.7 million related to the asset impairment of our nitrogen fertilizer plant based on the expected sales price of the assets in the Initial Acquisition.

(b)	Represents our portion of (1) the write-off of deferred financing costs in connection with the refinancing of the senior secured credit facility of Coffeyville Resources, LLC on June 23, 2005, (2) the write-off in connection with the refinancing of the senior secured credit facility of Coffeyville Resources, LLC on December 28, 2006, and (3) the write-off in connection with the repayment and termination of three of the credit facilities of Coffeyville Resources, LLC and Coffeyville Refining & Marketing Holding, Inc., an indirect parent company of Coffeyville Resources, LLC and a subsidiary of CVR Energy, Inc., on October 26, 2007.

(c)	Our direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization) include a charge related to CVR Energy’s share-based compensation expense allocated to us by CVR Energy for financial reporting purposes in accordance with SFAS 123(R). See Note 1 above. We are not responsible for the payment of cash related to any share-based compensation expense allocated to us by CVR Energy.

The following tables show selected information about key market indicators and certain operating statistics for our business, respectively:

	Annual Average for
	Year Ended December 31,
Market Indicators	2003	2004	2005	2006	2007

Natural gas (dollars per MMBtu)	$5.49	$6.18	$9.01	$6.98	$7.12
Ammonia — Southern Plains (dollars per ton)	274	297	356	353	409
UAN — Corn Belt (dollars per ton)	143	171	212	197	288

		Original
		Predecessor	Immediate
		and	Predecessor
		Immediate	and
	Original	Predecessor	Successor
	Predecessor	Combined	Combined	Successor
	Year Ended December 31,
Company Operating Statistics	2003	2004	2005	2006	2007

Production (thousand tons):
Ammonia	335.7	309.2	413.2	369.3	326.7
UAN	510.6	532.6	663.3	633.1	576.9

Total	846.3	841.8	1,076.5	1,002.4	903.6
Sales (thousand tons):
Ammonia	134.8	103.2	141.4	117.7	92.8
UAN	528.9	528.8	639.1	644.6	576.4

Total	663.7	632.0	780.5	762.3	669.2
Product price (plant gate) (dollars per ton)(1):
Ammonia	$235	$265	$323	$339	$376
UAN	107	136	173	$164	$209
On-stream factor(2):
Gasifier	90.1%	92.4%	98.1%	92.5%	90.0%
Ammonia	89.6%	79.9%	96.7%	89.3%	87.7%
UAN	81.6%	83.3%	94.3%	88.9%	78.7%
Reconciliation to net sales (dollars in thousands):
Freight in revenue	$12,535	$11,161	$14,780	$17,876	$14,338
Hydrogen Revenue	—	318	2,721	6,820	17,812
Sales net plant gate	88,373	99,388	156,011	145,334	155,299

Total net sales	$100,908	$110,867	$173,512	$170,030	$187,449

(1)	Plant gate price per ton represents net sales less freight revenue divided by product sales volume in tons in the reporting period. Plant gate price per ton is shown in order to provide a pricing measure that is comparable across the fertilizer industry.

(2)	On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period. Excluding the impact of turnarounds at the nitrogen fertilizer facility in the third quarter of 2004 and 2006, (i) the on-stream factors in 2004 would have been 95.6% for gasifier, 83.1% for ammonia and 86.7% for UAN, and (ii) the on-stream factors in 2006 would have been 97.1% for gasifier, 94.3% for ammonia and 93.6% for UAN.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006.

Net Sales.  Net sales were $187.4 million for the year ended December 31, 2007 compared to $170.0 million for the year ended December 31, 2006. The increase of $17.4 million was the result of higher plant gate prices ($33.0 million), partially offset by reductions in overall sales volumes ($15.6 million).

Net sales for the year ended December 31, 2007 included $133.0 million from the sale of UAN, $36.6 million from the sale of ammonia and $17.8 million from the sale of hydrogen to CVR Energy. Net sales for the year ended December 31, 2006 included $121.1 million from the sale of UAN, $42.1 million from the sale of ammonia and $6.8 million from the sale of hydrogen to CVR Energy. The increase in hydrogen sales of $11.0 million was the result of the flood during the weekend of June 30, 2007 and the turnaround at CVR Energy’s refinery, both of which idled CVR Energy’s refinery and therefore reduced its ability to manufacture its own hydrogen.

In regard to product sales volumes for the year ended December 31, 2007, our nitrogen operations experienced a decrease of 21% in ammonia sales unit volumes (24,972 tons) and a decrease of 11% in UAN sales unit volumes (68,222 tons). The decrease in ammonia sales volume was the result of decreased production volumes during the year ended December 31, 2007 relative to the comparable period of 2006 due to unscheduled downtime at our nitrogen fertilizer plant and the transfer of hydrogen to CVR Energy’s petroleum operations to facilitate sulfur recovery in its ultra low sulfur diesel production unit. We believe that the transfer of hydrogen to CVR Energy’s petroleum operations will decrease, to some extent, during most of 2008 because CVR Energy’s new continuous catalytic reformer will produce hydrogen for CVR Energy.

On-stream factors (total number of hours operated divided by total hours in the reporting period) for all units of our nitrogen operations (gasifier, ammonia unit and UAN unit) during 2007 were less than the comparable period of 2006 primarily due to approximately 18 days of downtime for all three primary nitrogen units associated with the flood, nine days of downtime related to compressor repairs in the ammonia unit and 24 days of downtime related to the UAN expansion in the UAN unit. In addition, all three primary units also experienced brief and unscheduled downtime for repairs and maintenance during the year ended December 31, 2007. It is typical to experience brief outages in complex manufacturing operations such as our nitrogen fertilizer plant which result in less than one hundred percent on-stream availability for one or more specific units.

Plant gate prices are prices FOB the delivery point less any freight cost we absorb to deliver the product. We believe plant gate price is meaningful because we sell products both FOB our plant gate (sold plant) and FOB the customer’s designated delivery site (sold delivered) and the percentage of sold plant versus sold delivered can change month to month or year to year. The plant gate price provides a measure that is consistently comparable period to period. Average plant gate prices during the year ended December 31, 2007 for ammonia and UAN were greater than average plant gate prices during the comparable period of 2006 by 11% and 27%, respectively. Our ammonia and UAN sales prices for product shipped during the year ended December 31, 2006 generally followed volatile natural gas prices; however, it is typical for the reported pricing in our business to lag the spot market prices for nitrogen fertilizer due to forward price contracts. As a result, forward price contracts entered into during the late summer and fall of 2005 (during a period of relatively high natural gas prices due to the impact of hurricanes Rita and Katrina) comprised a significant portion of the product shipped in the spring of 2006. However, as natural gas prices moderated in the spring and summer of 2006, nitrogen fertilizer prices declined and the spot and fill contracts entered into and shipped during this lower natural gas prices environment realized a lower average plant gate price. Ammonia and UAN sales prices for the year ended December 31, 2007 were negatively impacted by relatively low natural gas prices compared to 2005 and 2006, but this decrease was more than offset by a sharp increase in nitrogen fertilizer prices driven by increased demand for nitrogen fertilizer due to the increased use of corn for the production of ethanol and an overall increase in prices for corn, wheat and soybeans, the primary row crops in our region. This increase in demand for nitrogen fertilizer has created an environment in which nitrogen fertilizer prices have disconnected from their traditional correlation to natural gas. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Factors”.

Cost of Product Sold (Exclusive of Depreciation and Amortization).  Cost of product sold is primarily comprised of expenses related to pet coke purchases, freight and distribution expenses and railcar expense. Freight and distribution expenses consist of our outbound freight cost, which we pass through to our customers. Railcar expense is our actual expense to acquire, maintain and lease railcars. Cost of product sold for the year ended December 31, 2007 was $33.1 million compared to $33.4 million for the year ended December 31, 2006. The decrease of $0.3 million for the year ended December 31, 2007 as compared to the year ended December 31, 2006 was primarily the result of reduced freight expense and lower overall sales volumes in 2007 partially offset by increased pet coke costs. In 2007, pet coke costs increased as we purchased more pet coke from third parties than is typical as a result of the flood which curtailed CVR Energy’s pet coke production.

Direct Operating Expenses (Exclusive of Depreciation and Amortization).  Direct operating expenses include costs associated with the actual operations of our nitrogen plant, such as repairs and maintenance, energy and utility costs, catalyst and chemical costs, outside services, labor and environmental compliance costs. Direct operating expenses exclusive of depreciation and amortization for the year ended December 31, 2007 were $66.7 million as compared to $63.6 million for the year ended December 31, 2006. The increase of $3.1 million for the year ended December 31, 2007 as compared to the year ended December 31, 2006 was primarily the result of increases in expenses associated with repairs and maintenance ($6.5 million), equipment rental ($0.6 million), environmental ($0.4 million), utilities ($0.3 million) and insurance ($0.3 million). These increases in direct operating expenses were partially offset by reductions in expenses associated with turnaround ($2.6 million), royalties and other ($1.7 million), catalyst ($0.4 million) and chemicals ($0.3 million).

Selling, General and Administrative Expenses (Exclusive of Depreciation and Amortization).  Selling, general and administrative expenses include the direct selling, general and administrative expenses of our business as well as certain corporate allocations from CVR Energy. These selling, general and administrative allocations from CVR Energy are based on different methodologies depending on the particular expense. With the contribution of our business to the Partnership in October 2007, certain expenses of the Partnership are subject to the management services agreement with CVR Energy and its affiliates. Selling, general and administrative expenses exclusive of depreciation and amortization were $20.4 million for the year ended December 31, 2007 as compared to $12.9 million for the year ended December 31, 2006. This variance was primarily the result of increases in expenses associated with non-cash share-based compensation allocated to us by CVR Energy in accordance with SFAS 123(R) for financial reporting purposes ($7.5 million), the management services agreement and corporate allocations from CVR Energy ($0.9 million) and outside services ($0.5 million). These increases in selling, general and administrative expenses were partially offset by the retirement of fixed assets as a result of the spare gasifier project ($1.0 million) in 2006.

Net Costs Associated with Flood.  Net costs associated with flood for the year ended December 31, 2007 were approximately $2.4 million. There was no comparable expense for the year ended December 31, 2006. Total gross costs recorded as a result of the damage to the nitrogen fertilizer plant for the year ended December 31, 2007 were approximately $5.8 million. Included in this cost was approximately $0.8 million recorded for depreciation for temporarily idle facilities, $0.7 million for internal salaries and $4.3 million for other repair and related costs. Total accounts receivable from insurers relating to the nitrogen fertilizer plant approximated $3.3 million at December 31, 2007, and we believe collection of this amount is probable.

Depreciation and Amortization.  Depreciation and amortization decreased to $16.8 million for the year ended December 31, 2007 as compared to $17.1 million for the year ended December 31, 2006. During the restoration period for the nitrogen fertilizer operations due to the flood, $0.8 million of depreciation and amortization was reclassified into net costs associated with flood. Adjusting for this $0.8 million reclassification, depreciation and amortization would have increased by approximately $0.5 million.

Operating Income.  Operating income was $48.0 million for the year ended December 31, 2007 as compared to $43.0 million for the year ended December 31, 2006. This increase of $5.0 million was primarily the result of higher plant gate prices ($33.0 million), partially offset by reductions in overall sales volumes ($15.6 million). Partially offsetting the higher plant gate prices for UAN and ammonia was an increase of $3.1 million in direct operating expenses, which was primarily the result of increases in expenses associated with repairs and maintenance ($6.5 million), equipment rental ($0.6 million), environmental ($0.4 million), utilities ($0.3 million) and insurance ($0.3 million). These increases in direct operating expenses were partially offset by reductions in expenses associated with turnaround ($2.6 million), royalties and other expenses ($1.7 million), catalyst ($0.4 million) and chemicals ($0.3 million). Further offsetting the higher plant gate prices was a $7.7 million increase in selling, general and administrative expenses over the comparable periods primarily the result of increases in expenses associated with deferred compensation ($7.5 million), the management services agreement and corporate allocations from CVR Energy ($0.9 million) and outside services ($0.5 million). These increases in selling, general and administrative expenses were partially offset by the retirement of fixed assets as a result of the spare gasifier project ($1.0 million) in 2006.

Interest Expense and Other Financing Costs.  Interest expense and other financing costs for the year ended December 31, 2006 and the year-to-date period ending October 24, 2007 is the result of an allocation based upon our business’s percentage of divisional equity relative to the debt and equity of CVR Energy. After October 24, 2007, interest expense and other financing costs was based upon the outstanding inter-company balance between us and CVR Energy. Interest expense for the year ended December 31, 2007 was $23.6 million as compared to interest expense of $23.5 million for the year ended December 31, 2006. The comparability of interest expense and other financing costs during these periods has been impacted by the differing capital structures of Successor during these periods, the interest expense allocation method utilized prior to October 24, 2007 and the interest expense calculation after October 24, 2007. See “— Factors Affecting Comparability”.

Interest Income.  Interest income for the year ended December 31, 2006 and the year-to-date period ending October 24, 2007 is the result of an allocation based upon our business’s percentage of divisional equity relative to the debt and equity of CVR Energy. After October 24, 2007, interest income was based upon the outstanding balance of an inter-company note between our business and CVR Energy and actual interest income on cash balances in our business’s bank account. Interest income was $0.3 million for the year ended December 31, 2007 as compared to $1.4 million for the year ended December 31, 2006. The comparability of interest income during these periods has been impacted by the differing capital structures of CVR Energy, the interest income allocation method utilized prior to October 24, 2007 and the interest income calculation after October 24, 2007. See “— Factors Affecting Comparability”.

Gain (Loss) on Derivatives.  Gain (loss) on derivatives is the result of an allocation based on our business’s percentage of divisional equity relative to the debt and equity of CVR Energy. Furthermore, the gain (loss) on derivatives is exclusively related to the interest rate swap entered into by CVR Energy in July 2005. Gain (loss) on derivatives was a loss of $0.5 million for the year ended December 31, 2007 as compared to a gain of $2.1 million for the year ended December 31, 2006. The comparability of gain (loss) on derivatives during these periods has been impacted by the differing capital structures of CVR Energy during these periods and the aforementioned gain (loss) on derivative allocation method. See “— Factors Affecting Comparability”.

Loss on Extinguishment of Debt.  Loss on extinguishment of debt is the result of an allocation of such expense to us based upon our business’s percentage of divisional equity relative to the debt and equity of CVR Energy. In August 2007, as a result of the flood, Coffeyville Resources entered into a new $25.0 million senior secured term loan and a new $25.0 million senior unsecured term loan. Concurrently, Coffeyville Refining & Marketing Holdings, Inc. entered into a new $75.0 million senior unsecured term loan. With the completion of CVR Energy’s initial public offering in October 2007, these three facilities were repaid and terminated. As a result of this termination and the related extinguishment of debt allocation, we recognized $0.2 million as a loss on extinguishment of debt in 2007.

On December 28, 2006, Coffeyville Acquisition LLC refinanced its existing first lien credit facility and second lien credit facility and raised $1.075 billion in long-term debt commitments under a new credit facility. See “— Liquidity and Capital Resources — Debt”. As a result of the retirement of the first and second lien credit facilities with the proceeds of the new credit facility and the related extinguishment of debt allocation, we recognized $8.5 million as a loss on extinguishment of debt in 2006. On June 24, 2005 and in connection with the acquisition of Immediate Predecessor by Coffeyville Acquisition LLC, Coffeyville Resources raised $800.0 million in long-term debt commitments under both the first lien credit facility and second lien credit facility. See “— Factors Affecting Comparability” and “— Liquidity and Capital Resources — Debt”.

Other Income (Expense).  For the year ended December 31, 2007, other income was $0.1 million as compared to other expense of $0.2 million for the year ended December 31, 2006.

Income Tax Expense.  Income tax expense for the years ended December 31, 2007 and December 31, 2006 was immaterial and was primarily comprised of a Texas state franchise tax.

Net Income.  Net income for the year ended December 31, 2007 was $24.1 million as compared to net income of $14.7 million for the year ended December 31, 2006. Net income increased $9.4 million for the year ended December 31, 2007 as compared to the year ended December 31, 2006 primarily due to strong plant gate prices for UAN and ammonia, more than offsetting reductions in overall sales volumes and increases in direct operating expenses (exclusive of depreciation and amortization), selling, general and administrative expenses (exclusive of depreciation and amortization) and net costs associated with flood.

Year Ended December 31, 2006 Compared to the 174 Days Ended June 23, 2005 and the 191 Days Ended December 31, 2005.

Net Sales.  Net sales were $170.0 million for the year ended December 31, 2006 compared to $76.7 million for the 174 days ended June 23, 2005 and $96.8 million for the 191 days ended December 31, 2005. The decrease of $3.5 million from the year ended December 31, 2006 as compared to the combined periods for the year ended December 31, 2005 was the result of both decreases in selling prices ($1.3 million) and reductions in overall sales volumes ($2.2 million) as compared to the year ended December 31, 2005.

Net sales for the year ended December 31, 2006 included $121.1 million from the sale of UAN, $42.1 million from the sale of ammonia and $6.8 million from the sale of hydrogen to CVR Energy. Net sales for the year ended December 31, 2005 included $122.2 million from the sale of UAN, $48.6 million from the sale of ammonia and $2.7 million from the sale of hydrogen to CVR Energy.

In regard to product sales volumes for the year ended December 31, 2006, we experienced a decrease of 17% in ammonia sales unit volumes (23,647 tons) and an increase of 0.9% in UAN sales unit volumes (5,510 tons). The decrease in ammonia sales volume was the result of decreased production volumes during the year ended December 31, 2006 relative to the comparable period of 2005 due to the scheduled turnaround at the nitrogen fertilizer plant during July 2006 and the transfer of hydrogen to CVR Energy’s petroleum operations to facilitate sulfur recovery in the ultra low sulfur diesel production unit. We believe that the transfer of hydrogen to CVR Energy’s petroleum operations will decrease, to some extent, during 2008 because CVR Energy’s new continuous catalytic reformer will produce hydrogen for CVR Energy.

On-stream factors (total number of hours operated divided by total hours in the reporting period) for all units of our operations (gasifier, ammonia unit and UAN unit) were less in 2006 than in 2005 primarily due to the scheduled turnaround in July 2006 and downtime in the ammonia unit due to a crack in the converter. It is typical to experience brief outages in complex manufacturing operations such as our nitrogen fertilizer plant which result in less than 100% on-stream availability for one or more specific units.

Plant gate prices are prices FOB the delivery point less any freight cost absorbed to deliver the product. We believe plant gate price is meaningful because the nitrogen fertilizer business sells products both FOB the nitrogen fertilizer plant gate (sold plant) and FOB the customer’s designated delivery site (sold delivered). In addition, the percentage of sold plant versus sold delivered can change month to month or year to year. The plant gate price provides a measure that is consistently comparable period to period. Average plant gate prices during the year ended December 31, 2006 for ammonia were greater than average plant gate prices during the comparable period of 2005 by 5%. In contrast to ammonia, UAN prices decreased for the year ended December 31, 2006 as compared to the year ended December 31, 2005 by 5%. The positive price comparisons for ammonia sales, given the dramatic decline in natural gas prices during the comparable periods, were the result of prepay contracts executed during the period of relatively high natural gas prices that resulted from the impact of hurricanes Katrina and Rita on an already tight natural gas market.

Cost of Product Sold (Exclusive of Depreciation and Amortization).  Cost of product sold is primarily comprised of pet coke expense and freight and distribution expenses. Cost of product sold for the year ended December 31, 2006 was $33.4 million compared to $9.8 million for the 174 days ended June 23, 2005 and $19.2 million for the 191 days ended December 31, 2005. The increase of $4.4 million for the year ended December 31, 2006 as compared to the combined periods for the year ended December 31, 2005 was primarily the result of increases in freight expense.

Direct Operating Expenses (Exclusive of Depreciation and Amortization).  Direct operating expenses include costs associated with the actual operations of our nitrogen fertilizer plant, such as repairs and maintenance, energy and utility costs, catalyst and chemical costs, outside services, labor and environmental compliance costs. Direct operating expenses exclusive of depreciation and amortization for the year ended December 31, 2006 were $63.6 million as compared to $26.0 million for the 174 days ended June 23, 2005 and $29.1 million for the 191 days ended December 31, 2005. The increase of $8.5 million for the year ended December 31, 2006 as compared to the combined periods for the year ended December 31, 2005 was primarily the result of increases in turnaround expenses ($2.6 million), utilities ($2.6 million), repairs and maintenance ($1.3 million), labor ($0.9 million), outside services ($0.8 million), insurance ($0.6 million), and chemicals ($0.3 million), partially offset by reductions in expenses related to environmental ($0.5 million) and catalyst and refractory brick ($0.3 million).

Selling, General and Administrative Expenses (Exclusive of Depreciation and Amortization).  Selling, general and administrative expenses include the direct selling, general and administrative expenses of our business as well as certain corporate allocations from CVR Energy or Immediate Predecessor. These selling, general and administrative allocations from CVR Energy or Immediate Predecessor are based on different methodologies depending on the particular expense. Selling, general and administrative expenses were $12.9 million for the year ended December 31, 2006 as compared to $5.1 million for the 174 days ended June 23, 2005 and $4.6 million for the 191 days ended December 31, 2005. For the year ended December 31, 2006 as compared to the combined periods ended December 31, 2005, selling, general and administrative expense increased approximately $3.2 million. This variance was primarily the result of increases in expenses associated with corporate allocations ($2.1 million) and the retirement of fixed assets as a result of the spare gasifier expansion project ($1.0 million).

Depreciation and Amortization.  Depreciation and amortization increased to $17.1 million for the year ended December 31, 2006 as compared to $0.3 million for the 174 days ended June 23, 2005 and $8.4 million for the 191 days ended December 31, 2005. This increase of $8.4 million for the year ended December 31, 2006 as compared to the combined periods for the year ended December 31, 2005 was primarily the result of the step-up in property, plant and equipment for the Subsequent Acquisition. See “— Factors Affecting Comparability”.

Operating Income.  Our operating income was $43.0 million for the year ended December 31, 2006 as compared to $35.5 million for the 174 days ended June 23, 2005 and $35.5 million for the 191 days ended December 31, 2005. This decrease of $28.0 million for the year ended December 31, 2006 as compared to the combined periods for the year ended December 31, 2005 was the result of reduced sales volumes, lower plant gate prices for UAN and increased direct operating expenses as described above.

Interest Expense and Other Financing Costs.  Interest expense and other financing costs is the result of an allocation based upon our business’s percentage of divisional equity relative to the debt and equity of CVR Energy or the Immediate Predecessor. We reported interest expense and other financing costs for the year ended December 31, 2006 of $23.5 million as compared to interest expense and other financing costs of $0.8 million for the 174 days ended June 23, 2005 and $14.8 million for the 191 days ended December 31, 2005. The comparability of interest expense and other financing costs during the comparable periods has been impacted by the differing capital structures of CVR Energy and Immediate Predecessor periods and the interest expense allocation method mentioned above. See “— Factors Affecting Comparability”.

Interest Income.  Interest income is the result of an allocation based upon our business’s percentage of divisional equity relative to the debt and equity of CVR Energy or the Immediate

Predecessor. Interest income was $1.4 million for the year ended December 31, 2006 as compared to $0.0 million for the 174 days ended June 23, 2005 and $0.5 million for the 191 days ended December 31, 2005. The comparability of interest income during the comparable periods has been impacted by the differing capital structures of CVR Energy and Immediate Predecessor periods and the interest income allocation method mentioned above. See “— Factors Affecting Comparability”.

Gain (Loss) on Derivatives.  Gain (loss) on derivatives is the result of an allocation based on our business’s percentage of divisional equity relative to the debt and equity of CVR Energy or the Immediate Predecessor. Furthermore, the gain (loss) on derivatives is exclusively related to the interest rate swap entered into by the Immediate Successor in July 2005. Gain (loss) on derivatives was $2.1 million for the year ended December 31, 2006 as compared to $4.9 million for the 191 days ended December 31, 2005. The comparability of gain (loss) on derivatives during the comparable periods has been impacted by the differing capital structures of CVR Energy and Immediate Predecessor during these periods and the (loss) on derivative allocation method mentioned above. See “— Factors Affecting Comparability”.

Loss on Extinguishment of Debt.  Extinguishment of debt is the result of an allocation based upon our business’s percentage of divisional equity relative to the debt and equity of CVR Energy or the Immediate Predecessor. On December 28, 2006, Coffeyville Resources refinanced its existing first lien credit facility and second lien credit facility and raised $1.075 billion in long-term debt commitments under a new revolving secured credit facility. See “— Liquidity and Capital Resources — Debt”. As a result of the retirement of the first and second lien credit facilities with the proceeds of the new revolving secured credit facility and the extinguishment of debt allocation method mentioned above, we recognized $8.5 million as a loss on extinguishment of debt in 2006.

On June 24, 2005 and in connection with the acquisition of Immediate Predecessor by Coffeyville Acquisition LLC, Coffeyville Resources raised $800.0 million in long-term debt commitments under both the first lien credit facility and second lien credit facility. See “— Factors Affecting Comparability” and “— Liquidity and Capital Resources — Debt”. As a result of the retirement of Immediate Predecessor’s outstanding indebtedness consisting of $150.0 million term loan and revolving credit facilities and the extinguishment of debt allocation method mentioned above, we recognized $1.2 million as a loss on extinguishment of debt in 2005. See “— Factors Affecting Comparability”.

Other Income (Expense).  For the year ended December 31, 2006, other income was $0.2 million as compared to other expense of $0.8 million for the 174 days ended June 23, 2005 and no other income (expense) for the 191 days ended December 31, 2005.

Income Tax Expense.  Income tax expense for the year ended December 31, 2006, the 174 days ended June 23, 2005 and the 191 days ended December 31, 2005 was immaterial and was primarily comprised of Texas state franchise taxes.

Net Income.  For the year ended December 31, 2006, net income decreased to $14.7 million as compared to net income of $32.7 million for the 174 days ended June 23, 2005 and net income of $26.0 million for the 191 days ended December 31, 2005. Net income decreased $44.0 million for the year ended December 31, 2006 as compared to the combined periods ended December 31, 2005 primarily due to decreased sales prices, reductions in sales volumes and increases in expenses associated with cost of product sold (exclusive of depreciation and amortization), direct operating expenses (exclusive of depreciation and ammortization), selling, general and administrative expenses (exclusive of depreciation and ammortization), depreciation and ammortization, interest expense and other financing costs, gain (loss) on derivatives and loss on extinguishment of debt.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP. In order to apply these principles, management must make judgments, assumptions and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events. Our accounting policies are described in the notes to our audited financial statements included elsewhere in this prospectus. Our critical accounting policies, which are described below, could materially affect the amounts recorded in our financial statements.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeded the fair value of the asset. Assets to be disposed of would be separately reported at the lower of the carrying value or fair value less cost to sell the asset.

As of December 31, 2007, net property, plant and equipment totaled approximately $352.0 million. To the extent events or circumstances change indicating the carrying amounts of our assets may not be recoverable, we could experience asset impairments in the future.

Impairment of Goodwill

We account for goodwill in accordance with the provisions of SFAS 142, Goodwill and Other Intangible Assets, which requires goodwill and intangible assets with indefinite useful lives not be amortized, but be tested for impairment annually or whenever indicators or impairments arise. Intangible assets that have finite lives continue to be amortized over their estimated useful lives. To the extent events or circumstances change indicating the carrying amount of our goodwill may not be recoverable, we could recognize a material impairment charge in the future. As of December 31, 2007, goodwill totaled approximately $41.0 million.

Allocation of Costs

Our consolidated financial statements have been prepared in accordance with Staff Accounting Bulletin, or SAB, Topic 1-B. These rules require allocations of costs for salaries and benefits, depreciation, rent, accounting, and legal services, and other general and administrative, or G&A, expenses. CVR Energy has allocated G&A expenses to us, and based on management’s estimation, we believe the allocation methodologies used are reasonable and result in a fair allocation of the cost of doing business borne by CVR Energy and Coffeyville Resources LLC on behalf of our business; however, these allocations may not be indicative of the cost of future operations or the amount of future allocations.

Our historical income statements reflect all of the direct expenses that the parent incurred on our behalf. Our financial statements therefore include certain expenses incurred by our parent which include, but are not necessarily limited to, the following:

•	Officer and employee salaries and equity compensation;

•	Rent or depreciation;

•	Advertising;

•	Accounting, tax and legal and information technology services;

•	Other selling, general and administrative expenses;

•	Costs for defined contributions plans, medical, and other employee benefits; and

•	Financing costs, including interest, mark-to-market changes in interest rate swap, and losses on extinguishment of debt.

If shared costs rise or the method by which we allocate shared costs changes, additional G&A expenses could be allocated to us, which could be material.

Share-Based Compensation

We have been allocated non-cash share-based compensation expense from CVR Energy. CVR Energy accounts for share-based compensation in accordance with SFAS No. 123(R), Share-Based Payments, and in accordance with EITF Issue No. 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee”. In accordance with SFAS 123(R), CVR Energy applies a fair-value based measurement in accounting for share-based compensation. Costs are allocated based upon the percentage of time a CVR Energy employee provides services to us. In accordance with the services agreement, we will not be responsible for the payment of cash related to any share-based compensation allocated to us by CVR Energy. Expense allocated subsequent to October 24, 2007 is treated as a contribution to capital.

There is considerable judgment in the determination of the significant assumptions used in determining the fair value of the share-based compensation allocated to us from CVR Energy and Coffeyville Acquisition III. Changes in the assumptions used to determine the fair value of compensation expense associated with the override units of Coffeyville Acquisition III could result in material changes in the amounts allocated to us from Coffeyville Acquisition III. Amounts allocated to us from CVR Energy in the future will depend and be based upon the market value of CVR Energy’s common stock.

Purchase Price Accounting and Allocation

The Initial Acquisition and the Subsequent Acquisition described in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus have been accounted for using the purchase method of accounting as of March 3, 2004 and June 24, 2005, respectively. The allocations of the purchase prices to the net assets acquired have been performed in accordance with SFAS No. 141, Business Combinations. In connection with the allocations of the purchase prices, management used estimates and assumptions to determine the fair value of the assets acquired and liabilities assumed. Changes in these assumptions and estimates such as discount rates and future cash flows used in the appraisal process could have a material impact on how the purchase prices were allocated at the dates of acquisition.

Liquidity and Capital Resources

Our principal sources of liquidity have historically been from cash from operations and borrowings under the credit facilities of our parent companies. In connection with the completion of this offering, we expect to enter into our own new revolving secured credit facility and to be removed as a guarantor or obligor under the credit facility of our parent company. Our principal uses of cash are expected to be capital expenditures, distributions and funding our debt service obligations. We believe that our cash from operations, together with the proceeds we retain from this offering and borrowings under our new revolving secured credit facility, will be adequate to make payments on and to refinance our indebtedness, to make distributions, to fund planned capital expenditures and to satisfy our other capital and commercial commitments.

Debt

We have historically benefited from borrowings under our parent company’s credit facilities.

On June 24, 2005, our then-parent company Coffeyville Resources entered into a first lien credit facility and a second lien credit facility in connection with the Subsequent Acquisition. The first lien credit facility consisted of $225.0 million of tranche B term loans; $50 million of delayed draw term loans; a $100.0 million revolving loan facility; and a $150.0 million funded letter of credit facility. The second lien credit facility consisted of a $275.0 million term loan. We were a guarantor under these facilities. The net proceeds of these facilities, together with an equity contribution from Coffeyville Acquisition, were used to fund the Subsequent Acquisition. The first lien credit facility was amended and restated on June 29, 2006 on substantially the same terms as the June 24, 2005 agreement, principally in order to reduce the applicable margin spreads for borrowings on the first lien term loans and the funded letter of credit facility.

On December 28, 2006, Coffeyville Resources entered into a new secured credit facility which provided financing of up to $1.075 billion and replaced the first lien and second lien credit facilities. The new secured credit facility consisted of $775 million of tranche D term loans, a $150 million revolving credit facility, and a funded letter of credit facility of $150 million. The term loans mature on December 28, 2013, the revolving facility matures on December 28, 2012 and the funded letter of credit facility expires on December 28, 2010. Interest on the term loans and revolving facility accrues at either (a) the greater of the prime rate and the federal funds effective rate plus 0.5%, plus in either case 2.25%, or, at the borrower’s option, (b) LIBOR plus 3.25% (with step-downs to the prime rate/federal funds rate plus 1.75% or 1.50% or LIBOR plus 2.75% or 2.50%, respectively, upon achievement of certain rating conditions). The borrower also pays 0.50% per annum in commitment fees on the unused portion of the revolving loan facility. The credit facility required the borrower to prepay outstanding loans, subject to certain exceptions, with 100% of net asset sale proceeds and net insurance proceeds, 100% of the cash proceeds from the incurrence of specified debt obligations, 75% of consolidated excess cash flow, and 100% of the cash proceeds from any initial public offering or secondary registered equity offering. Prior to this offering, we were a guarantor under this credit facility. However, we expect to be removed as a guarantor upon the completion of this offering.

In August 2007, as a result of the flood, our parent companies entered into three new credit facilities:

•	$25 Million Secured Facility. Coffeyville Resources entered into a new $25 million senior secured term loan. Interest was payable in cash, at the borrower’s option, at the base rate plus 1.00% or at the reserve adjusted eurodollar rate plus 2.00%. We were a guarantor under this facility.

•	$25 Million Unsecured Facility. Coffeyville Resources entered into a new $25 million senior unsecured term loan. Interest was payable in cash, at the borrower’s option, at the base rate plus 1.00% or at the reserve adjusted eurodollar rate plus 2.00%. We were a guarantor under this facility.

•	$75 Million Unsecured Facility Coffeyville Refining & Marketing Holdings, Inc. entered into a new $75 million senior unsecured term loan. Drawings could be made from time to time in amounts of at least $5 million. Interest accrued, at the borrower’s option, at the base rate plus 1.50% or at the reserve adjusted eurodollar rate plus 2.50%. Interest was paid by adding such interest to the principal amount of loans outstanding. In addition, a commitment fee equal to 1.00% accrued and was paid by adding such fees to the principal amount of loans outstanding. No amounts were ever drawn on this facility.

In October 2007, in connection with CVR Energy’s initial public offering, all amounts outstanding under the $25 million secured facility and the $25 million unsecured facility were repaid and the three facilities entered into in August 2007 were terminated.

New Revolving Secured Credit Facility

In connection with the completion of this offering, we expect to enter into a new revolving secured credit facility and to be removed as a guarantor or obligor from Coffeyville Resources’ credit facility and swap agreements with J. Aron. We currently are negotiating the terms of a proposed          -year revolving secured credit facility which we expect would provide for commitments of $      million. We expect to enter into the proposed credit facility with a group of lenders at or prior to the closing of this offering. We expect that the revolving secured credit facility will be used to fund our ongoing working capital needs, letters of credit, distributions and for general partnership purposes, including potential future acquisitions and expansions. We expect that interest will accrue at a base rate or, at our option, LIBOR plus an applicable margin and that we will also pay a commitment fee for undrawn amounts. The facility will be prepayable at our option at any time and will contain mandatory prepayment provisions with the proceeds of certain asset sales and debt issuances. The credit facility will contain customary covenants which, among other things, will limit our ability to incur indebtedness, incur liens, make distributions, sell assets, make investments, enter into transactions with affiliates, or consummate mergers. The credit facility will also contain customary events of default. We have not received a commitment letter from any prospective lender with respect to the new revolving secured credit facility, and we cannot assure you that we will be able to obtain a revolving secured credit facility or do so on acceptable terms.

Capital Spending

We divide our capital spending needs into two categories: maintenance, which is either capitalized or expensed, and expansion, which is capitalized. Maintenance capital spending, such as for planned turnarounds and other maintenance, is required to maintain safe and reliable operations or to comply with environmental, health and safety laws and regulations. Our maintenance capital spending needs, including major scheduled turnaround expenses, were approximately $4.4 million in 2007 and we estimate that the maintenance capital spending needs of our business will be approximately $13.7 million in 2008 and approximately $36.0 million in the aggregate over the four-year period beginning 2009. These estimates include, among other items, the capital costs necessary to comply with environmental laws and regulations. Our maintenance capital spending is expected to be higher in 2008 than prior years principally due to (1) approximately $2.75 million of incremental turnaround costs expected during 2008 and (2) approximately $3.6 million of non-recurring expenditures related to purchasing a spare piece of equipment in 2008 to increase redundancy in response to equipment failures in 2007. Our new revolving secured credit facility may limit the amount we can spend on capital expenditures.

The following table sets forth our estimate of maintenance capital spending for our business for the years presented as of December 31, 2007 (other than 2006 and 2007 which reflect actual spending). Our future capital spending will be determined by our managing general partner. The data contained in the table below represents our current plans, but these plans may change as a result of unforeseen circumstances and we may revise these estimates from time to time or not spend the amounts in the manner allocated below.

	Actual		Estimated

	2006	2007	2008	2009	2010	2011	2012	Cumulative
	(in millions)
Environmental and safety capital needs	$0.1	$0.5	$2.0	$4.7	$2.6	2.7	3.8	$16.4
Sustaining capital needs	6.6	3.9	8.9	3.2	4.5	4.8	4.3	36.2

	6.7	4.4	10.9	7.9	7.1	7.5	8.1	52.6
Major scheduled turnaround expenses	2.6	—	2.8	—	2.6	—	2.8	10.8

Total estimated maintenance capital spending	$9.3	$4.4	$13.7	$7.9	$9.7	$7.5	$10.9	$63.4

In addition to maintenance capital spending, we also undertake expansion capital spending based on the expected return on incremental capital employed. Expansion capital projects generally involve an expansion of existing capacity, improvement in product yields, and/or a reduction in direct operating expenses. As of December 31, 2007, we had committed approximately $8 million towards expansion capital spending in 2008. In addition to the $8 million committed in 2008 and our approximately $85 million nitrogen fertilizer plant expansion project referred to below, we anticipate additional expansion projects will be identified and may result in additional capital expenditures. See “Business — Our Business Strategy — Executing Several Efficiency-Based and Other Projects.”

We are currently moving forward with an approximately $85 million fertilizer plant expansion, of which approximately $8 million was incurred as of December 31, 2007. We estimate this expansion will increase our nitrogen fertilizer plant’s capacity to upgrade ammonia into premium priced UAN by approximately 50%. We currently expect to complete this expansion in late 2009 or early 2010. This project is also expected to improve the cost structure of the nitrogen fertilizer business by eliminating the need for rail shipments of ammonia, thereby avoiding anticipated cost increases in such transport.

Cash Flows

Operating Activities

Comparability of cash flows from operating activities for the years ended December 31, 2007 and December 31, 2006 and the twelve-month period ended December 31, 2005 has been impacted by the Subsequent Acquisition. See “— Factors Affecting Comparability”. Completion of the Subsequent Acquisition by CVR Energy required a mark up of purchased inventory to fair market value at the closing of the transaction on June 24, 2005. This had the effect of reducing overall cash flow for Successor as it capitalized that portion of the purchase price of the assets into cost of product sold (exclusive of depreciation and amortization). Therefore, the discussion of cash flows from operations has been broken down into four separate periods: the year ended December 31, 2007, the year ended December 31, 2006, the 174 days ended June 23, 2005 and the 191 days ended December 31, 2005.

Net cash flows from operating activities for the year ended December 31, 2007 was $46.5 million. The positive cash flow from operating activities generated over this period was primarily driven by a strong fertilizer price environment. For purposes of this cash flow discussion, we define trade working capital as accounts receivable, inventory and accounts payable. Other working capital is defined as all other current assets and liabilities except trade working capital. Trade working capital for the year ended December 31, 2007 reduced our operating cash flow by $4.7 million. For the year ended December 31, 2007, accounts receivable increased $4.0 million while inventory increased by $2.0 million resulting in a net use of cash of $6.0 million. These uses of cash due to changes in trade working capital were offset by an increase in accounts payable, or a source of cash, of $1.3 million. With respect to other working capital, the primary source of cash during the year ended December 31, 2007 was a $4.3 million increase in deferred revenue. Deferred revenue represents customer prepaid deposits for the future delivery of our nitrogen fertilizer products. Offsetting the source of cash from deferred revenue were uses of cash related to insurance receivable ($3.3 million), due from affiliate ($2.1 million), prepaid expenses and other current assets ($0.2 million) and accrued expenses and other current liabilities ($0.2 million).

Net cash flows from operating activities for the year ended December 31, 2006 was $34.1 million. The positive cash flow from operating activities generated over this period was primarily driven by a moderate operating environment and favorable changes in trade working capital, partially offset by unfavorable changes in other working capital over the period. Increasing our operating cash flow for the year ended December 31, 2006 was a $2.9 million source of cash related to a decrease in trade working capital. For the year ended December 31, 2006, accounts receivable and inventory decreased approximately $0.7 million and $2.1 million, respectively, as accounts payable remained essentially unchanged. The primary uses of cash during the period include a $3.2 million decrease in deferred revenue and a $2.4 million decrease in accrued expenses and other current liabilities.

Net cash flows from operating activities for the 174 days ended June 23, 2005 was $24.3 million. The positive cash flow generated over this period was primarily driven by income of $32.7 million, partially offset by a $10.4 million increase in other working capital. With respect to trade working capital during this period, a $2.8 million increase in accounts payable and a $0.6 million decrease in inventory were partially offset by an increase in accounts receivable of $1.3 million. The $10.4 million use of cash related to other working capital was primarily related to a $9.1 million reduction in deferred revenue. Most deferred revenue is collected ahead of the spring fertilizer season and the balance is reduced as fertilizer is delivered. As such, June 23, 2005 would represent a seasonal low point in fertilizer prepaid contacts.

Net cash flows provided by operating activities for the 191 days ended December 31, 2005 was $45.3 million. The positive cash flow from operating activities generated over this period was primarily the result of strong operating earnings during the period. Trade working capital resulted in a use of $1.7 million in cash during the 191 days ended December 31, 2005 as an increase in accounts receivable of $2.7 million and a decrease in accounts payable of $1.6 million was partially offset by a decrease in inventory of $2.7 million. In addition to strong operating earnings, a $12.6 million source of cash related to changes in other working capital was primarily the result of a $11.5 million increase in deferred revenue. Most deferred revenue is collected ahead of the spring fertilizer season and the balance is reduced as fertilizer is delivered. As such, December 31, 2005, would represent a seasonal high point in fertilizer prepaid contacts for spring delivery.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2007, the year ended December 31, 2006, the 191 days ended December 31, 2005 and the 174 days ended June 23, 2005 was $6.5 million, $13.3 million, $2.0 million and 1.4 million, respectively. Net cash used in investing activities principally relates to capital expenditures.

Financing Activities

Comparability of cash flows from financing activities for the years ended December 31, 2007, December 31, 2006 and the twelve-month period ended December 31, 2005 has been impacted by the Subsequent Acquisition. Net cash used in financing activities for the year ended December 31, 2007 was $25.5 million as compared to net cash used in financing activities of $20.8 million for the year ended December 31, 2006. Net cash used by financing activities for the 174 days ended June 23, 2005 was $22.9 million and net cash used in financing activities for the 191 days ended December 31, 2005 was $43.3 million.

CVR Energy’s centralized approach to cash management and the financing of its operations resulted in our business utilizing CVR Energy’s credit facilities for funding its activities via divisional equity, our only source of cash other than operations. We did not have our own credit facility during these periods or engage in any other borrowing other than borrowings through our parent. The amounts of net cash used in financing activities reflect the fertilizer business’s contribution of divisional equity to its parent companies in each of the periods presented. The fertilizer business remitted net cash flow to its parent company in each period so that the parent company could pay down consolidated debt.

Capital and Commercial Commitments

We are required to make payments relating to various types of obligations. The following table summarizes our minimum payments as of December 31, 2007 relating to operating leases, unconditional purchase obligations and environmental liabilities for each of the four years following December 31, 2007 and thereafter.

Our ability to make payments on and to refinance our indebtedness, to make distributions, to fund planned capital expenditures and to satisfy our other capital and commercial commitments will depend on our ability to generate cash flow in the future. This, to a certain extent, is subject to fertilizer margins, natural gas prices and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

	Payments Due by Period
	Total	2008	2009	2010	2011	2012	Thereafter
	(in millions)

Contractual Obligations
Operating leases(1)	$8.5	$3.5	$2.8	$1.2	$0.7	$0.3	$—
Unconditional purchase obligations(2)	71.6	5.5	5.5	5.6	5.7	5.8	43.5
Unconditional purchase obligations with affiliates(3)	221.1	10.0	10.8	10.0	11.3	11.3	167.7
Environmental liabilities(4)	0.2	0.2	—	—	—	—	—

Total	$301.4	$19.2	$19.1	$16.8	$17.7	$17.4	$211.2

(1)	We lease various facilities and equipment, primarily railcars, under non-cancelable operating leases for various periods.

(2)	The amount includes commitments under an electric supply agreement with the city of Coffeyville and a product supply agreement with the Linde Group.

(3)	The amount includes commitments under our 20-year coke supply agreement with CVR Energy.

(4)	Represents our estimated remaining costs of remediation to address environmental contamination resulting from a reported release of UAN in 2005 pursuant to the State of Kansas Voluntary Cleanup and Property Redevelopment Program.

Under our 20-year coke supply agreement with CVR Energy, we may become obligated to provide security for our payment obligations under the agreement if in CVR Energy’s sole judgment there is a material adverse change in our financial condition or liquidity position or in our ability to make payments. This security may not exceed an amount equal to 21 times the average daily dollar value of pet coke we purchase for the 90-day period preceding the date on which CVR Energy gives us notice that it has deemed that a material adverse change has occurred. Unless otherwise agreed by CVR Energy and us, we can provide such security by means of a standby or documentary letter of credit, prepayment, a surety instrument, or a combination of the foregoing. If we do not provide such security, CVR Energy may require us to pay for future deliveries of pet coke on a cash-on-delivery basis, failing which it may suspend delivery of pet coke until such security is provided and terminate the agreement upon 30 days’ prior written notice. Additionally, we may terminate the agreement within 60 days of providing security, so long as we provide five days’ prior written notice.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our new revolving secured credit facility, in an amount sufficient to enable us to make the minimum quarterly distribution, finance necessary capital expenditures, service our indebtedness or fund our other liquidity needs. We may seek to sell assets or additional equity securities to fund our liquidity needs but may not be able to do so. We may also need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage. Under SFAS 151, such items will be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Successor adopted SFAS 151 effective January 1, 2006. There was no impact on our financial position or results of operation as a result of adopting this standard.

The Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, and the FASB ratified it on September 28, 2005. This Issue addresses accounting matters that arise when one company both sells inventory to and buys inventory from another company in the same line of business, specifically, when it is appropriate to measure purchases and sales of inventory at fair value and record them in cost of sales and revenues, and when they should be recorded as an exchange measured at the book value of the item sold. This Issue is to be applied to new arrangements entered into in reporting periods beginning after March 15, 2006. The adoption of this EITF did not have a material impact on our financial position or results of operations.

In June 2006, the FASB ratified its consensus on EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement. EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include sales, use, value added, and some excise taxes. These taxes should be presented on either a gross or net basis, and if reported on a gross basis, a company should disclose amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented. The guidance in EITF 06-3 is effective for all periods beginning after December 15, 2006 and did not have a material impact on our financial position or results of operations.

In June 2006, the FASB issued Interpretation (FIN) No. 48, Accounting for Uncertain Tax Positions — an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. If a tax position is more likely than not to be sustained upon examination, then an enterprise would be required to recognize in its financial statements the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The application of FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and it did not have a material impact on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 retained accounting guidance related to changes in estimates, changes in a reporting entity and error corrections. However, changes in accounting principles must be accounted for retrospectively by modifying the financial statements of prior periods unless it is impracticable to do so. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 states that fair value is “the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price)”. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the effect that this statement will have on our financial statements.

In September 2006, the FASB issued FASB Staff Position, or FSP, No. AUG AIR-1, Accounting for Planned Major Maintenance Activities, that disallowed the accrue-in-advance method for planned major maintenance activities. Our scheduled turnaround activities are considered planned major maintenance activities. Since we do not use the accrue-in-advance method of accounting for our turnaround activities, this FSP has no impact on our financial statements.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB 108 was issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper amounts on the balance sheet. The effects of applying the guidance issued in SAB 108 are to be reflected in annual financial statements covering the first fiscal year ending after November 15, 2006. The initial adoption of SAB 108 in 2006 did not have an impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Under this standard, an entity is required to provide additional information that will assist investors and other users of financial information to more easily understand the effect of the company’s choice to use fair value on its earnings. Further, the entity is required to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This standard does not eliminate the disclosure requirements about fair value measurements included in SFAS 157 and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is permitted as of January 1, 2007, provided that the entity makes that choice in the first quarter of 2007 and also elects to apply the provisions of SFAS 157. We are currently evaluating the potential impact that SFAS 159 will have on our financial condition, results of operations and cash flows.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” as such term is defined within the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We do not currently use derivative financial instruments to manage risks related to changes in prices of commodities (e.g., ammonia, UAN or pet coke) or interest rates. Given that our business is currently based entirely in the U.S., we are not directly exposed to foreign currency exchange rate risk.

We do not engage in activities that expose us to speculative or non-operating risks, including derivative trading activities. In the opinion of our management, there is no derivative financial instrument that correlates effectively with, and has a trading volume sufficient to hedge, our firm commitments and forecasted commodity purchase or sales transactions. Our management will continue to monitor whether financial derivatives become available which could effectively hedge identified risks and management may in the future elect to use derivative financial instruments consistent with our overall business objectives to avoid unnecessary risk and to limit, to the extent practical, risks associated with our operating activities.

INDUSTRY OVERVIEW

Plant Nutrition and Nitrogen Fertilizers

Commercially produced nitrogen fertilizers provide primary nutrients for plant growth in a form that is readily absorbable. Nitrogen is essential for plant growth and vigor and is the single most important element for increasing yields in crop plants. Nitrogen and other plant nutrients are found naturally in organic matter and soil materials, but are depleted by intensive crop production and harvesting. Replenishing nitrogen through application of commercial fertilizers is the most widely used way of sustaining or increasing crop yields. Two primary sources of plant nutrients are manufactured fertilizers and organic manures. Farmers determine the types, quantity and proportions of fertilizer to apply depending upon crop type, soil and weather conditions, regional farming practices, fertilizer and crop prices and other factors.

Nitrogen, which typically accounts for approximately 60% of worldwide fertilizer consumption in any planting season, is an essential element for most organic compounds in plants as it promotes protein formation and is a major component of chlorophyll, which helps to promote green healthy growth and high yields. There are no substitutes for nitrogen fertilizers in the cultivation of high-yield crops such as corn, which on average requires 100-160 pounds of nitrogen for each acre of plantings. The four principal nitrogen-based fertilizer products are:

Ammonia.  Ammonia is used in limited quantities as a direct application fertilizer, and is primarily used as a building block for other nitrogen products, including intermediate products for industrial applications and finished fertilizer products. Ammonia, consisting of 82% nitrogen, is stored either as a refrigerated liquid at minus 27 degrees, or under pressure if not refrigerated. It is gaseous at ambient temperatures and is injected into the soil as a gas. The direct application of ammonia requires farmers to make a considerable investment in pressurized storage tanks and injection machinery, and can take place only under a narrow range of ambient conditions.

Urea.  Urea is formed by reacting ammonia with CO2 at high pressure. From the warm urea liquid produced in the first, wet stage of the process, the finished product is mostly produced as a coated, granular solid containing 46% nitrogen and suitable for use in bulk fertilizer blends containing the other two principal fertilizer nutrients, phosphate and potash. We do not produce merchant urea.

Ammonium Nitrate.  Ammonium nitrate is another dry, granular form of nitrogen-based fertilizer. It is produced by converting ammonia to nitric acid in the presence of a platinum catalyst reaction, then further reacting the nitric acid with additional volumes of ammonia to form ammonium nitrate. We do not produce this product.

Urea Ammonium Nitrate Solution.  Urea can be combined with ammonium nitrate solution to make liquid nitrogen fertilizer (urea ammonium nitrate or UAN). These solutions contain 32% nitrogen and are easy to store and transport and provide the farmer with the most flexibility in tailoring fertilizer, pesticide and fungicide applications.

In 2007, we produced approximately 326,662 tons of ammonia, of which approximately 72% was upgraded into approximately 576,888 tons of UAN.

Ammonia Production Technology — Advantages of Pet Coke Gasification

Ammonia is produced by reacting gaseous nitrogen with hydrogen at high pressure and temperature in the presence of a catalyst. Traditionally, nearly all hydrogen produced for the manufacture of nitrogen-based fertilizers is produced by reforming natural gas at a high temperature and pressure in the presence of water and a catalyst. This process consumes a significant amount of natural gas and as a result production costs increase significantly as natural gas prices increase.

Alternatively, hydrogen for ammonia can also be produced by gasifying pet coke. Pet coke is a coal-like substance that is produced during the petroleum refining process. The pet coke gasification process, which we utilize at our nitrogen fertilizer plant, the only such plant in North America, takes advantage of the large cost differential between pet coke and natural gas in current markets. Our nitrogen fertilizer plant’s pet coke gasification process uses less than 1% of the natural gas relative to other nitrogen-based fertilizer facilities that are heavily dependent upon natural gas and are thus heavily impacted by natural gas price swings. We also benefit from the ready availability of pet coke supply from CVR Energy’s refinery plant. Pet coke is a refinery by-product which if not used in the nitrogen fertilizer plant would otherwise be sold as fuel, generating less value to CVR Energy.

Fertilizer Consumption Trends

Global demand for fertilizers typically grows at predictable rates and tends to correspond to growth in grain production and pricing. Global fertilizer demand is driven in the long-term primarily by population growth, increases in disposable income and associated improvements in diet. Short-term demand depends on world economic growth rates and factors creating temporary imbalances in supply and demand. These factors include weather patterns, the level of world grain stocks relative to consumption, agricultural commodity prices, energy prices, crop mix, fertilizer application rates, farm income and temporary disruptions in fertilizer trade from government intervention, such as changes in the buying patterns of large countries like China or India. According to the International Fertilizer Industry Association, or IFA, from 1960 to 2005, global fertilizer demand has grown 3.7% annually and global nitrogen demand has grown at a faster rate of 4.8% annually. According to the IFA, during that 45-year period, North American fertilizer demand has grown 2.4% annually with North American nitrogen fertilizer demand growing at a faster rate of 3.3% annually.

According to the United States Department of Agriculture, or USDA, U.S. farmers planted 92.9 million acres of corn in 2007, exceeding the 2006 planted area by 19 percent. This increase was driven in large part by ethanol demand. The actual planted acreage is the highest on record since 1944, when farmers planted 95.5 million acres of corn. Farmers in nearly all states increased their planted corn acreage in 2007. State records were established in Illinois, Indiana, Minnesota and North Dakota, while Iowa led all states in total planted corn acres. A net effect of these additional planted acres was to increase the demand for nitrogen fertilizers by over one million tons.

The USDA is forecasting as of February 2008 that total U.S. planted corn acreage in 2008 will decline to 88 million acres. Despite this decrease, Blue Johnson estimates that nitrogen fertilizer consumption by farm users will increase by one million tons due to the need to correct for under fertilization of corn in 2007, a forecasted increase in total planted wheat acreage, and very strong crop prices. This estimated increase in nitrogen usage translates into an annual increase of 3.3 million tons of UAN, or approximately five times our total 2008 estimated UAN production.

The Farm Belt Nitrogen Market

The majority of our product shipments target freight advantaged destinations located in the U.S. farm belt. The farm belt refers to the states of Illinois, Indiana, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Texas and Wisconsin. Because shipping ammonia requires refrigerated or pressured containers and UAN is more than 65% water, transportation cost is substantial for ammonia and UAN producers and importers. As a result, locally based fertilizer producers, such as us, enjoy a distribution cost advantage over U.S. Gulf Coast ammonia and UAN producers and importers. Southern Plains spot ammonia and corn belt spot UAN 32 prices averaged $337/ton and $201/ton, respectively, for the 2003 through 2007 period, based on data provided by Blue Johnson. The volumes of ammonia and UAN sold into certain farm belt markets in 2007 are set forth in the table below:

2005-2007 Average U.S. Ammonia and UAN Demand in Selected Mid-continent Areas

	Ammonia	UAN 32
State	Quantity	Quantity(1)
	(thousands)

Texas	2,125	850
Oklahoma	95	200
Kansas	395	690
Missouri	325	230
Iowa	710	900
Nebraska	425	1,150
Minnesota	310	200

(1)	UAN 32, which consists of 45% ammonium nitrate, 35% urea and 20% water, contains 32% nitrogen by weight and is the most common grade of UAN sold in the United States.

Source: Blue Johnson

Fertilizer Pricing Trends

The nitrogen fertilizer industry is cyclical and relatively volatile, reflecting the commodity nature of ammonia and the major finished fertilizer products (e.g., urea). Although domestic industry-wide sales volumes of nitrogen-based fertilizers vary little from one fertilizer season to the next due to the need to apply nitrogen every year to maintain crop yields, in the normal course of business industry participants are exposed to fluctuations in supply and demand, which can have significant effects on prices across all participants’ commodity business areas and products and, in turn, their operating results and profitability. Changes in supply can result from capacity additions or reductions and from changes in inventory levels. Demand for fertilizer products is dependent on demand for crop nutrients by the global agricultural industry, which, in turn, depends on, among other things, weather conditions in particular geographical regions. Periods of high demand, high capacity utilization and increasing operating margins tend to result in new plant investment, higher crop pricing and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization, until the cycle is repeated. Due to dependence of the prevalent nitrogen fertilizer technology on natural gas, the marginal cost and pricing of fertilizer products also tend to exhibit positive correlation with the price of natural gas.

Current strong industry fundamentals include U.S. producer UAN inventories that are 9% lower as of November 30, 2007 as compared to the prior year, despite being partially offset by an increase in imports of 721,000 tons of UAN (231,000 tons of nitrogen). Nitrogen fertilizer global capacity utilization is projected to be near 85% through 2010. More importantly, the USDA reported corn ending stocks for 2007-2008 that are 260 million bushels below prevailing estimates of 1.698 billion bushels for the period. These fundamentals have been driven, in part, by increased U.S. corn plantings, an increase in global nitrogen demand of 14% for the period from fiscal year 2001 through fiscal year 2006, and increasing worldwide natural gas prices. The quest for healthier lives and better diets in developing countries is a primary driving factor behind the increased global demand for fertilizers. Due to these trends, as of December 31, 2007, our 2008 UAN order book was priced at an average of $272.75 per ton, as compared to our 2007 UAN order book, which was priced at an average of $158.70 per ton as of December 31, 2006.

The historical average annual U.S. corn belt ammonia and UAN 32 spot prices as well as natural gas prices are detailed in the table below.

	Natural Gas	Ammonia	UAN 32
Year	($/MMBtu)	($/ton)	($/ton)

1990	1.78	125	90
1991	1.53	130	97
1992	1.73	134	95
1993	2.11	139	102
1994	1.94	197	108
1995	1.69	238	132
1996	2.50	217	129
1997	2.48	220	116
1998	2.16	162	96
1999	2.32	145	86
2000	4.32	208	115
2001	4.04	262	144
2002	3.37	191	108
2003	5.49	292	141
2004	6.18	326	170
2005	9.02	394	210
2006	6.98	379	196
2007	7.12	469	290

Source: Bloomberg (natural gas) and Blue Johnson (ammonia and UAN)

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership formed by CVR Energy to own and operate a nitrogen fertilizer facility and develop a diversified portfolio of assets that are complementary to our business and CVR Energy’s refining business. We intend to utilize the significant experience of CVR Energy’s management team to execute our growth strategy, including the acquisition from CVR Energy and third parties of additional infrastructure assets relating to fertilizer transportation and storage, petroleum storage, petroleum transportation and crude oil gathering. Upon the closing of this offering, CVR Energy will indirectly own approximately 87% of our outstanding units.

Our initial asset consists of a nitrogen fertilizer manufacturing facility, including (1) a 1,225 ton-per-day ammonia unit, (2) a 2,025 ton-per-day UAN unit and (3) an 84 million standard cubic foot per day gasifier complex, which consumes approximately 1,500 tons per day of pet coke to produce hydrogen. In 2007, we produced approximately 326,662 tons of ammonia, of which approximately 72% was upgraded into approximately 576,888 tons of UAN. We operate the only nitrogen fertilizer facility in North America that utilizes a pet coke gasification process to produce ammonia (based on data provided by Blue Johnson). By using pet coke instead of natural gas as a primary raw material, at current natural gas and pet coke prices we are the lowest cost producer and marketer of ammonia and UAN fertilizers in North America. Historically, pet coke has been a less expensive feedstock than natural gas on a per-ton of fertilizer produced basis. On average during the last four years, over 75% of the pet coke utilized by our nitrogen fertilizer plant was produced and supplied to the nitrogen fertilizer plant as a by-product of CVR Energy’s refinery operations. We currently purchase most of our pet coke via a 20-year agreement with CVR Energy. We benefit from high natural gas prices, as fertilizer prices generally increase with natural gas prices, without a directly related change in our cost (because we use pet coke as a primary raw material rather than natural gas).

We generated net sales of $173.5 million, $170.0 million and $187.4 million, and operating income of $71.0 million, $43.0 million and $48.0 million, for the years ended December 31, 2005, 2006 and 2007, respectively.

Our Competitive Strengths

Modern Nitrogen Fertilizer Plant in a Strategic Location.  Our nitrogen fertilizer facility is the newest nitrogen fertilizer facility in North America, the only nitrogen fertilizer facility in North America that utilizes a pet coke gasification process, the largest single-train UAN facility in North America, and strategically located to supply nitrogen fertilizer products to our customers.

•	Regional Advantage and Strategic Asset Location. We are geographically advantaged to supply nitrogen fertilizer products to markets in Kansas, Missouri, Nebraska, Iowa, Illinois, Colorado and Texas without incurring intermediate storage, barge or pipeline freight charges. Because we do not incur these costs, we have a distribution cost advantage over U.S. Gulf Coast ammonia and UAN producers and importers, based on recent freight rates and pipeline tariffs for U.S. Gulf Coast importers.

•	High Quality Pet Coke Gasification Fertilizer Plant with Solid Track Record. Our nitrogen fertilizer plant, completed in 2000, is the newest nitrogen fertilizer facility in North America and utilizes less than 1% of the natural gas relative to natural gas-based fertilizer producers. (The percentage of natural gas used compared to the nitrogen fertilizer plant’s competitors was calculated using our own internal data regarding our own natural gas usage and industry data from Blue Johnson regarding typical natural gas usage by other ammonia manufacturers).

Our nitrogen fertilizer plant is the only one of its kind in North America utilizing a pet coke gasification process to produce ammonia. While our facility is unique to North America,

gasification technology has been in use for over 50 years and has demonstrated economic reliability. Because we use significantly less natural gas in the manufacture of ammonia than other domestic nitrogen fertilizer plants, with the currently high price of natural gas our feedstock cost per ton for ammonia is considerably lower than that of our natural gas-based fertilizer plant competitors. We estimate that our facility’s production cost advantage over U.S. Gulf Coast ammonia producers is sustainable at natural gas prices as low as $2.50 per MMBtu. This cost advantage has been more pronounced in today’s environment of high natural gas prices, as the reported Henry Hub natural gas price has fluctuated between approximately $4.20 and $15.00 per MMBtu since the end of 2003. We have a secure raw material supply, with an average of more than 75% of the pet coke required by our nitrogen fertilizer plant during the last four years supplied by CVR Energy’s refinery. We obtain pet coke pursuant to a 20-year agreement with CVR Energy.

The sustaining capital requirements for our business are low relative to earnings and are expected to average approximately $7 million per year as compared to $48.0 million of operating income for the year ended December 31, 2007.

Relationship with CVR Energy.  CVR Energy, which following this offering will indirectly own our special general partner and approximately 87% of our outstanding units, currently operates a 113,500 bpd refinery which is adjacent to our nitrogen fertilizer plant. We are managed by CVR Energy’s management pursuant to a services agreement and we obtain most of our pet coke requirements through a long-term agreement with CVR Energy. CVR Energy also operates (1) a 25,000 bpd crude oil gathering system that serves central Kansas, northern Oklahoma and southwestern Nebraska, (2) storage and terminal facilities for asphalt and refined fuels in Phillipsburg, Kansas, and (3) a 145,000 bpd pipeline system that transports crude oil to its Coffeyville refinery and associated crude oil storage tanks with a capacity of approximately 1.2 million barrels. We believe our relationship with CVR Energy creates opportunities for us to acquire and operate these and other assets that are complementary to CVR Energy’s refining business.

Experienced Management Team.  We are operated by CVR Energy’s management team pursuant to a services agreement. In conjunction with the June 2005 acquisition of our business (and CVR Energy’s petroleum refining business) by the Goldman Sachs Funds and the Kelso Funds, a new senior management team was formed that combined selected members of existing management with experienced new members. The senior management team averages over 28 years of refining and fertilizer industry experience and, in coordination with our broader management team, has increased our enterprise value since June 2005. John J. Lipinski, Chief Executive Officer, has over 35 years of experience in the refining and chemicals industries, and prior to joining us in June 2005 was responsible for a 550,000 bpd refining system and a multi-plant fertilizer system. Stanley A. Riemann, Chief Operating Officer, has over 34 years of experience in the energy and fertilizer industries, and prior to joining us in March 2004 managed one of the largest fertilizer manufacturing systems in the United States. James T. Rens, Chief Financial Officer, has over 19 years of experience in the energy and fertilizer industries, and prior to joining us in March 2004 worked as the chief financial officer of two fertilizer manufacturing companies. Kevan Vick, Executive Vice President and Fertilizer General Manager, has over 32 years of experience in the nitrogen fertilizer industry, and prior to joining us in March 2004 was general manager of nitrogen fertilizer manufacturing at Farmland.

Our Business Strategy

Our objective is to generate stable cash flows and, over time, to increase our quarterly cash distributions per unit. We intend to accomplish this objective through the following strategies:

Pursuing Organic Growth Opportunities Within Our Existing Nitrogen Fertilizer Business.

•	Expanding UAN Production. We are moving forward with an approximately $85 million nitrogen fertilizer plant expansion, of which approximately $8 million was incurred as of December 31, 2007. This expansion is expected to permit us to increase our UAN production and to result in our UAN manufacturing facility consuming substantially all of our net ammonia production. We expect that this will help increase our margins because UAN has historically been a higher margin product than ammonia. The UAN expansion is expected to be completed in late 2009 or early 2010. We estimate it will result in an approximately 400,000 ton, or 50%, increase in our annual UAN production.

•	Executing Several Efficiency-Based and Other Projects. We are currently engaged in several efficiency-based and other projects in order to reduce overall operating costs, incrementally increase our ammonia production and utilize byproducts to generate revenue. For example, by redesigning the system that segregates CO2 during the gasification process, we estimate that we will be able to produce approximately 25 tons per day of incremental ammonia, worth approximately $4 million per year at current market prices. We estimate that this project will cost approximately $7 million (of which none has yet been incurred) and will be completed in late 2009. We are also working with a company with expertise in CO2 capture and storage systems to develop plans whereby we may, in the future, either sell approximately 850,000 tons per year of high purity CO2 produced by our nitrogen fertilizer plant to oil and gas exploration and production companies to enhance oil recovery or pursue an economic means of geologically sequestering such CO2.

•	Evaluating Construction of a Third Gasifier Unit, and New Ammonia Unit and UAN Unit at Our Nitrogen Fertilizer Plant. We have engaged a major engineering firm to evaluate the construction and operation of an additional gasifier unit to produce a synthesis gas from pet coke. We expect that the addition of a third gasifier unit, together with additional ammonia and UAN units, to our operations could result, on a long-term basis, in an increase in UAN production of approximately 75,000 tons per month. This project is in its earliest stages of review and is still subject to numerous levels of internal analysis.

Leveraging Our Relationship With CVR Energy.

•	Acquiring Assets From CVR Energy’s Petroleum Business. We may seek to purchase specific assets from CVR Energy and enter into agreements with CVR Energy for crude oil transportation, crude oil storage and asphalt and refined fuels terminaling services. Examples of assets that we may seek to acquire from CVR Energy include (1) a 25,000 bpd crude oil gathering pipeline operation serving central Kansas, northern Oklahoma, and southwestern Nebraska, (2) an asphalt and refined fuels storage and terminal operation in Phillipsburg, Kansas, and (3) a 145,000 bpd crude oil pipeline which transports crude oil from Caney, Kansas to its Coffeyville refinery and associated crude oil storage tanks with a capacity of approximately 1.2 million barrels. We currently have no agreements or understandings with respect to any acquisitions, and there can be no assurance that we will seek or be able to acquire any of these assets in the future or that, if acquired, we will be able to operate them profitably.

•	Providing Infrastructure Services to CVR Energy. We expect that over time, as CVR Energy grows, it will need incremental pipeline transportation and storage infrastructure services. We believe we will be well situated to meet these needs due to our relationship with CVR Energy and proximity to CVR Energy’s petroleum facilities, combined with management’s knowledge and expertise in hydrocarbon storage and related disciplines. We may seek to acquire new assets (including pipeline assets and storage facilities) in order to service this potential new source of revenue from CVR Energy.

Seeking Accretive Acquisitions.  We intend to consider accretive acquisitions both within the fertilizer industry and with respect to petroleum infrastructure assets, including opportunities in different geographic regions and from parties other than CVR Energy. We have no agreements or understandings with respect to any acquisitions at the present time.

Our History

Prior to March 3, 2004, our nitrogen fertilizer plant was operated as a small component of Farmland, an agricultural cooperative. Farmland filed for bankruptcy protection on May 31, 2002. Coffeyville Resources, LLC, a subsidiary of Coffeyville Group Holdings, LLC, won the bankruptcy court auction for Farmland’s nitrogen fertilizer plant (and the petroleum and related businesses now operated by CVR Energy) and completed the purchase of these assets on March 3, 2004.

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, all of the subsidiaries of Coffeyville Group Holdings, LLC, including our nitrogen fertilizer plant (and the petroleum and related businesses now operated by CVR Energy), were acquired by Coffeyville Acquisition LLC, a newly formed entity principally owned by the Goldman Sachs Funds and the Kelso Funds.

On October 26, 2007, CVR Energy completed its initial public offering. CVR Energy was formed as a wholly-owned subsidiary of Coffeyville Acquisition LLC in September 2006 in order to complete the initial public offering of the businesses acquired by Coffeyville Acquisition LLC from Coffeyville Group Holdings LLC. At the time of its initial public offering, CVR Energy operated the petroleum refining business and indirectly owned all of the partnership interests in us (other than the interests of our managing general partner).

We were formed by CVR Energy in June 2007 in order to hold its nitrogen fertilizer business in a structure that might be separately financed in the future as a limited partnership. In October 2007, in consideration for CVR Energy contributing its nitrogen fertilizer business to us, our special general partner, an indirect wholly-owned subsidiary of CVR Energy, acquired 30,303,000 special GP units, Coffeyville Resources, another wholly-owned subsidiary of CVR Energy, acquired 30,333 special LP units, and our managing general partner, initially owned by CVR Energy, acquired the managing general partner interest and the IDRs. Immediately prior to CVR Energy’s initial public offering, CVR Energy sold our managing general partner, together with the IDRs, to Coffeyville Acquisition III, a new entity owned by the Goldman Sachs Funds, the Kelso Funds and certain members of CVR Energy’s senior management team, for its fair market value on the date of sale.

In October 2007, our managing general partner, our special general partner, and Coffeyville Resources, as our limited partner, entered into a limited partnership agreement setting forth the various rights and responsibilities of our partners. We also entered into a number of agreements with CVR Energy and our managing general partner to regulate certain business relations between us and the other parties thereto. See “Certain Relationship and Related Party Transactions — Agreements with CVR Energy”.

Our Business

We operate the only nitrogen fertilizer plant in North America that utilizes a pet coke gasification process to generate hydrogen feedstock that is further converted to ammonia for the production of nitrogen fertilizers. We are also moving forward with an approximately $85 million fertilizer plant expansion, of which approximately $8 million was incurred as of December 31, 2007. We estimate this expansion will increase the nitrogen fertilizer plant’s capacity to upgrade ammonia into premium priced UAN by approximately 50%. We currently expect to complete this expansion in late 2009 or early 2010.

The facility uses a gasification process licensed from an affiliate of The General Electric Company, or General Electric, to convert pet coke to high purity hydrogen for subsequent conversion to ammonia. It uses between 950 to 1,050 tons per day of pet coke from CVR Energy’s refinery and another 250 to 300 tons per day from unaffiliated, third-party sources such as other Midwestern refineries or pet coke brokers and converts it all to approximately 1,200 tons per day of ammonia. The nitrogen fertilizer plant has the following advantages compared to competing natural gas-based facilities:

Significantly Lower Cost Position.  Our nitrogen fertilizer plant’s pet coke gasification process uses less than 1% of the natural gas relative to other nitrogen-based fertilizer facilities that are heavily dependent upon natural gas and are thus heavily impacted by natural gas price swings. Because the nitrogen fertilizer plant uses pet coke, we have a significant cost advantage over other North American natural gas-based fertilizer producers. CVR Energy’s adjacent refinery has supplied on average more than 75% of our pet coke needs during the last four years.

Strategic Location with Transportation Advantage.  We believe that selling products to customers within economic rail transportation limits of the nitrogen fertilizer plant and reducing transportation costs are keys to maintaining our profitability. Due to the nitrogen fertilizer plant’s favorable location relative to end users and high product demand relative to production volume all of the product shipments are targeted to freight advantaged destinations located in the U.S. farm belt. The available ammonia production at our nitrogen fertilizer plant is small and easily sold into truck and rail delivery points. The products leave our nitrogen fertilizer plant either in trucks for direct shipment to customers or in railcars for principally Union Pacific Railroad destinations. We do not incur any intermediate storage, barge or pipeline freight charges. Consequently, because these costs are not incurred, we estimate that we enjoy a distribution cost advantage over U.S. Gulf Coast ammonia and UAN producers and importers, assuming in each case freight rates and pipeline tariffs for U.S. Gulf Coast producers and importers as recently in effect.

On-Stream Factor  The on-stream factor is a measure of how long the units comprising our nitrogen fertilizer facility have been operational over a given period. We expect that efficiency of the nitrogen fertilizer plant will continue to improve with operator training, replacement of unreliable equipment, and reduced dependence on contract maintenance.

	Year Ended December 31,
	2003	2004(1)	2005	2006(1)	2007

Gasifier	90.1%	92.4%	98.1%	92.5%	90.0%
Ammonia	89.6%	79.9%	96.7%	89.3%	87.7%
UAN	81.6%	83.3%	94.3%	88.9%	78.7%

(1)	On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period. Excluding the impact of turnarounds at the nitrogen fertilizer facility in the third quarter of 2004 and 2006, (i) the on-stream factors in 2004 would have been 95.6% for gasifier, 83.1% for ammonia and 86.7% for UAN, and (ii) the on-stream factors in 2006 would have been 97.1% for gasifier, 94.3% for ammonia and 93.6% for UAN.

Raw Material Supply

The nitrogen fertilizer facility’s primary input is pet coke. During the past four years, more than 75% of our pet coke requirements on average were supplied by CVR Energy’s adjacent oil refinery. Historically we have obtained the remainder of our pet coke needs from third parties such as other Midwestern refineries or pet coke brokers at spot prices. If necessary, the gasifier can also operate on low grade coal as an alternative, which provides an additional raw material source. There are significant supplies of low grade coal within a 60 mile radius of the nitrogen fertilizer plant.

Pet coke is produced as a by-product of the refinery’s coker unit process, which is one step in refining crude oil into gasoline, diesel and jet fuel. In order to refine heavy or sour crude oil, which is lower in cost and more prevalent than higher quality crude, refiners use coker units, which help to reduce the sulfur content in fuels refined from heavy or sour crude oil. In North America, the shift from refining dwindling reserves of sweet crude oil to more readily available heavy and sour crude (which can be obtained from, among other places, the Canadian oil sands) will result in increased pet coke production. With $26.6 billion in coker unit projects planned at North American refineries as of November 2007, pet coke production is expected to increase significantly in the future.

Our gasifier complex is located in Coffeyville, Kansas. Kansas is part of the Midwest coke market. The Midwest coke market is not subject to the same level of pet coke price variability as is the Gulf Coast market, due mainly to more stable transportation costs. Transportation costs for exports have gone up substantially in both the Atlantic and Pacific sectors. Given the fact that the majority of our suppliers and customers are located in the Midwest, our geographic location gives us a significant freight cost advantage over our Gulf Coast market competitors. The Midwest Green Coke (Chicago Area, FOB Source) annual average price over the last three years has ranged from $24.50 per ton to $26.83. The U.S. Gulf Coast market annual average price during the same period has ranged from $21.29 per ton to $49.83. Sinclair Tulsa Refining, located in Oklahoma, has announced a coker expansion project, and Frontier in El Dorado, Kansas has a coker expansion project under construction. These new refineries should help to further stabilize the Midwest coke market.

Linde owns, operates, and maintains the air separation plant that provides contract volumes of oxygen, nitrogen, and compressed dry air to the gasifier for a monthly fee. We provide and pay for all utilities required for operation of the air separation plant. The air separation plant has not experienced any long-term operating problems. The nitrogen fertilizer plant is covered for business interruption insurance for up to $25 million in case of any interruption in the supply of oxygen from Linde from a covered peril. The agreement with Linde expires in 2020. The agreement also provides that if our requirements for liquid or gaseous oxygen, liquid or gaseous nitrogen or clean dry air exceed specified instantaneous flow rates by at least 10%, we can solicit bids from Linde and third parties to supply our incremental product needs. We are required to provide notice to Linde of the approximate quantity of excess product that we will need and the approximate date by which we will need it; we and Linde will then jointly develop a request for proposal for soliciting bids from third parties and Linde. The bidding procedures may be limited under specified circumstances.

We import start-up steam for the nitrogen fertilizer plant from CVR Energy’s oil refinery, and then export steam back to the oil refinery once all units are in service. We have entered into a feedstock and shared services agreement with CVR Energy which regulates, among other things, the import and export of start-up steam between the refinery and the nitrogen fertilizer plant.

Production Process

Our nitrogen fertilizer plant was built in 2000 with two separate gasifiers to provide reliability. Following a turnaround completed in the second quarter of 2006, the nitrogen fertilizer plant is capable of processing approximately 1,300 tons per day of pet coke from CVR Energy’s oil refinery and third-party sources and converting it into approximately 1,200 tons per day of ammonia. It uses a gasification process licensed from General Electric to convert the pet coke to high purity hydrogen for subsequent conversion to ammonia. A majority of the ammonia is converted to approximately 2,000 tons per day of UAN. Typically 0.41 tons of ammonia are required to produce one ton of UAN.

Pet coke is first ground and blended with water and a fluxant (a mixture of fly ash and sand) to form a slurry that is then pumped into the partial oxidation gasifier. The slurry is then contacted with oxygen from an air separation unit. Partial oxidation reactions take place and the synthesis gas, or syngas, consisting predominantly of hydrogen and carbon monoxide, is formed. The mineral residue from the slurry is a molten slag (a glasslike substance containing the metal impurities originally present in coke) and flows along with the syngas into a quench chamber. The syngas and slag are rapidly cooled and the syngas is separated from the slag.

Slag becomes a by-product of the process. The syngas is scrubbed and saturated with moisture. The syngas next flows through a shift unit where the carbon monoxide in the syngas is reacted with the moisture to form hydrogen and CO2. The heat from this reaction generates saturated steam. This steam is combined with steam produced in the ammonia unit and the excess steam not consumed by the process is sent to the adjacent oil refinery.

After additional heat recovery, the high-pressure syngas is cooled and processed in the acid gas removal unit. The syngas is then fed to a pressure swing absorption, or PSA, unit, where the remaining impurities are extracted. The PSA unit reduces residual carbon monoxide and CO2 levels to trace levels, and the moisture-free, high-purity hydrogen is sent directly to the ammonia synthesis loop.

The hydrogen is reacted with nitrogen from the air separation unit in the ammonia unit to form the ammonia product. A large portion of the ammonia is converted to UAN.

The following is an illustrative Nitrogen Fertilizer Plant Process Flow Chart:

We schedule and provide routine maintenance to our critical equipment using our own maintenance technicians. Pursuant to a Technical Services Agreement with General Electric, which licenses the gasification technology to us, General Electric experts provide technical advice and technological updates from their ongoing research as well as other licensees’ operating experiences.

The pet coke gasification process is licensed from General Electric pursuant to a license agreement that was fully paid up as of June 1, 2007. The license grants us perpetual rights to use the pet coke gasification process on specified terms and conditions. The license is important because it allows the nitrogen fertilizer facility to operate at a low cost compared to facilities which rely on natural gas.

Distribution, Sales and Marketing

The primary geographic markets for our fertilizer products are Kansas, Missouri, Nebraska, Iowa, Illinois, Colorado and Texas. We market the ammonia products to industrial and agricultural customers and the UAN products to agricultural customers. The direct application agricultural demand from the nitrogen fertilizer plant occurs in three main use periods. The summer wheat pre-plant occurs in August and September. The fall pre-plant occurs in late October and in November. The highest level of ammonia demand is traditionally in the spring pre-plant period, from March through May. There are also small fill volumes that move in the off-season to fill available storage at the dealer level.

Ammonia and UAN are distributed by truck or by railcar. If delivered by truck, products are sold on a FOB, and freight is normally arranged by the customer. We lease a fleet of railcars for use in product delivery. We also negotiate with distributors that have their own leased railcars to utilize these assets to deliver products. We own all of the truck and rail loading equipment at our nitrogen fertilizer facility. We operate two truck loading and eight rail loading racks for each of ammonia and UAN.

We market agricultural products to destinations that produce the best margins for the business. These markets are primarily located near the Union Pacific Railroad lines or destinations that can be supplied by truck. By securing this business directly, we reduce our dependence on distributors serving the same customer base, which enables us to capture a larger margin and allows us to better control our product distribution. Most of the agricultural sales are made on a competitive spot basis. We also offer products on a prepay basis for in-season demand. The heavy in-season demand periods are spring and fall in the corn belt and summer in the wheat belt. The corn belt is the primary corn producing region of the United States, which includes Illinois, Indiana, Iowa, Minnesota, Missouri, Nebraska, Ohio and Wisconsin. The wheat belt is the primary wheat producing region of the United States, which includes Kansas, North Dakota, Oklahoma, South Dakota and Texas. Some of the industrial sales are spot sales, but most are on annual or multiyear contracts. Industrial demand for ammonia provides consistent sales and allows us to better manage inventory control and generate consistent cash flow.

Customers

We sell ammonia to agricultural and industrial customers. We sell approximately 80% of the ammonia we produce to agricultural customers in the mid-continent area between North Texas and Canada, and approximately 20% to industrial customers. Agricultural customers include distributors such as MFA, United Suppliers, Inc., Brandt Consolidated Inc., ConAgra Fertilizer, Interchem, and CHS Inc. Industrial customers include Tessenderlo Kerley, Inc. and National Cooperative Refinery Association. We sell UAN products to retailers and distributors. Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with any of our customers.

For the years ended December 31, 2005, 2006 and 2007, the top five ammonia customers in the aggregate represented 55.1%, 51.5% and 62.2% of our ammonia sales, respectively, and the top five UAN customers in the aggregate represented 42.4.%, 31.2% and 38.6% of our UAN sales, respectively. During the year ended December 31, 2005, Brandt Consolidated Inc. and MFA accounted for 23.4% and 13.6% of our ammonia sales, respectively, and CHS Inc. and ConAgra Fertilizer accounted for 14.3% and 12.5% of our UAN sales, respectively. During the year ended December 31, 2006, Brandt Consolidated Inc. and MFA accounted for 22.1% and 13.0% of our ammonia sales, respectively, and ConAgra Fertilizer and CHS Inc. accounted for 8.3% and 7.4% of our UAN sales, respectively. During the year ended December 31, 2007, Brandt Consolidated Inc., MFA and ConAgra Fertilizer accounted for 17.5%, 15.2% and 14.3% of our ammonia sales, respectively, and ConAgra Fertilizer accounted for 18.8% of our UAN sales.

Competition

We have experienced and expect to continue to meet significant levels of competition from current and potential competitors, many of whom have significantly greater financial and other resources. See “Risk Factors — Risks Related to Our Business — Nitrogen fertilizer products are global commodities, and we face intense competition from other nitrogen fertilizer producers”.

Competition in our industry is dominated by price considerations. However, during the spring and fall application seasons, farming activities intensify and delivery capacity is a significant competitive factor. We maintain a large fleet of leased rail cars and seasonally adjust inventory to enhance our manufacturing and distribution operations.

Domestic competition, mainly from regional cooperatives and integrated multinational fertilizer companies, is intense due to customers’ sophisticated buying tendencies and production strategies that focus on cost and service. Also, foreign competition exists from producers of fertilizer products manufactured in countries with lower cost natural gas supplies. In certain cases, foreign producers of fertilizer who export to the United States may be subsidized by their respective governments. Our major competitors include Koch Nitrogen, PCS, Terra and CF Industries, all of which produce more UAN than we do.

Our main competitors in ammonia marketing are Koch’s plants at Beatrice, Nebraska, Dodge City, Kansas and Enid, Oklahoma, as well as Terra’s plants in Verdigris and Woodward, Oklahoma and Port Neal, Iowa.

Based on Blue Johnson data regarding total U.S. demand for UAN and ammonia, we estimate that our UAN production in 2007 represented approximately 4.5% of the total U.S. demand and that the net ammonia produced and marketed at Coffeyville represented less than 1% of the total U.S. demand.

Seasonality

Because we primarily sell agricultural commodity products, our business is exposed to seasonal fluctuations in demand for nitrogen fertilizer products in the agricultural industry. As a result, we typically generate greater net sales and operating income in the spring. In addition, the demand for fertilizers is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers who make planting decisions based largely on the prospective profitability of a harvest. The specific varieties and amounts of fertilizer they apply depend on factors like crop prices, farmers’ current liquidity, soil conditions, weather patterns and the types of crops planted.

Environmental Matters

Our business is subject to extensive and frequently changing federal, state and local laws and regulations relating to the protection of the environment. These laws, their underlying regulatory requirements and the enforcement thereof impact us by imposing:

•	restrictions on operations and/or the need to install enhanced or additional controls;

•	the need to obtain and comply with permits and authorizations;

•	liability for the investigation and remediation of contaminated soil and groundwater at current and former facilities (if any) and off-site waste disposal locations; and

•	specifications for the products we market, primarily UAN and ammonia.

The laws and regulations to which we are subject are often evolving and many of them have become more stringent or have become subject to more stringent interpretation or enforcement by federal and state agencies. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that our operations may change over time and certain implementing regulations for laws such as the federal Clean Air Act have not yet been finalized, are under governmental or judicial review or are being revised. These regulations and other new air and water quality standards could result in increased capital, operating and compliance costs.

The principal environmental risks associated with our business are air emissions, releases of hazardous substances into the environment, and the treatment and discharge of wastewater. The legislative and regulatory programs that affect these areas are outlined below.

The Federal Clean Air Act

The federal Clean Air Act and its implementing regulations as well as the corresponding state laws and regulations that regulate emissions of pollutants into the air affect our business by imposing permitting requirements and/or emission control requirements relating to specific air pollutants, including air emissions of sulfur dioxide, volatile organic compounds and nitrogen oxides. The federal Clean Air Act imposes stringent limits on air emissions, establishes a federally mandated permit program and authorizes civil and criminal sanctions and injunctions for any failure to comply. The federal Clean Air Act also establishes National Ambient Air Quality Standards, or NAAQS, that states must attain. If a state cannot attain the NAAQS (i.e., is in nonattainment), the state will be required to reduce air emissions to bring the state into attainment. A geographic area’s attainment status is based on the severity of air pollution. A change in the attainment status in the area where our facility is located could necessitate the installation of additional controls. At the current time, all areas where our business operates are classified as attainment for NAAQS.

Pursuant to the federal Clean Air Act, there have been numerous recently promulgated National Emission Standards for Hazardous Air Pollutants, or NESHAP, requiring Maximum Achievable Control Technology, or MACT, including, but not limited to, the Miscellaneous Organic NESHAP, Reciprocating Internal Combustion Engines MACT, and Commercial and Institutional Boilers and Process Heaters MACT. Some or all of these MACT standards or future promulgations of MACT standards applicable to our facility may require the installation of controls or changes to our operations and facility in order to comply. If new controls or changes to operations are needed, the costs could be significant. These new requirements, other requirements of the federal Clean Air Act, or other presently existing or future environmental regulations could cause us to expend substantial amounts to comply and/or permit our facility to produce products that meet applicable requirements.

Fertilizer Plant Audit.  The nitrogen fertilizer business conducted an air permitting compliance audit of its fertilizer plant pursuant to agreements with the United States Environmental Protection Agency, or EPA, and the Kansas Department of Health and Environment, or KDHE, immediately after Immediate Predecessor acquired the nitrogen fertilizer plant in 2004. The audit revealed that the nitrogen fertilizer plant was not properly permitted under the Prevention of Significant Deterioration, or PSD, program of the federal Clean Air Act and its implementing regulations and corresponding Kansas environmental statutes and regulations. As a result, the nitrogen fertilizer plant performed air modeling to demonstrate that the current emissions from the facility are in compliance with federal and state air quality standards, and that the air pollution controls that are in place are the controls that are required to be in place. The EPA and KDHE have finalized the PSD permit without any requirement for additional air pollution control equipment. We have amended our Title V air operating permit application to include the relevant terms and conditions of the new PSD permit.

Title V Air Permitting.  Because the voluntary fertilizer plant audit (described in more detail above) revealed that the nitrogen fertilizer plant should be permitted as a “major source” of certain air pollutants under Title V of the federal Clean Air Act, we submitted a Title V operating air permit application. The nitrogen fertilizer plant is operating under the federal Clean Air Act’s “application shield” (which protects permittees from enforcement while an operating permit is being issued as long as the permittee complies with the permit conditions contained in the permit application), the current construction permits, other KDHE approvals and the protections of the federal and state audit policies. We have amended our Title V permit application to contain all terms and conditions imposed under the new PSD permit and all other air permits and/or approvals in place. We do not anticipate significant cost or difficulty in obtaining the Title V operating air permit.

Greenhouse Gas Emissions

The United States Congress has considered various proposals to reduce greenhouse gas emissions, but none have become law, and presently, there are no federal mandatory greenhouse gas emissions requirements. While it is probable that Congress will adopt some form of federal mandatory greenhouse gas emission reductions legislation in the future, the timing and specific requirements of any such legislation are uncertain at this time. In the absence of existing federal regulations, a number of states have adopted regional greenhouse gas initiatives to reduce CO2 and other greenhouse gas emissions. In 2007, a group of Midwest states, including Kansas (where our facility is located) formed the Midwestern Greenhouse Gas Accord, which calls for the development of a cap-and-trade system to control greenhouse gas emissions and for the inventory of such emissions. However, the individual states that have signed on to the accord must adopt laws or regulations implementing the trading scheme before it becomes effective, and the timing and specific requirements of any such laws or regulations in Kansas are uncertain at this time.

In 2007, the U.S. Supreme Court decided that CO2 is an air pollutant under the federal Clean Air Act for the purposes of vehicle emissions. Similar lawsuits have been filed seeking to require the EPA to regulate CO2 emissions from stationary sources, such as our fertilizer plant, under the federal Clean Air Act. Our plant produces significant amounts of CO2 that are vented into the atmosphere. If the EPA regulates CO2 emissions from plants such as ours, we may have to apply for additional permits, install additional controls to reduce CO2 emissions or take other as yet unknown steps to comply with these potential regulations. For example, we may have to purchase CO2 emission reduction credits to reduce our current emissions of CO2 or to offset increases in CO2 emissions associated with expansions of our operations.

Compliance with any future legislation or regulation of greenhouse gas emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition, and ability to make distributions. In anticipation of the potential legislation or regulation of greenhouse gas emissions, we are focused on initiatives to reduce greenhouse gas emissions, particularly CO2, and are working with a company with expertise in CO2 capture and storage systems to develop plans whereby we may, in the future, either sell approximately 850,000 tons per year of high purity CO2 produced by our nitrogen fertilizer plant to oil and gas exploration and production companies to enhance oil recovery or pursue an economic means of geologically sequestering such CO2. This project is currently in development, but is expected, if completed, to include either the direct sale of CO2 or the sale of verified emission reduction credits should the credits accrete value in the future due to the implementation of mandatory emissions caps for CO2.

Release Reporting

The release of hazardous substances or extremely hazardous substances into the environment is subject to release reporting of threshold quantities under federal and state environmental laws. We periodically experience releases of hazardous substances and extremely hazardous substances that could cause us to become the subject of a government enforcement action or third-party claims. We report such releases promptly to federal and state environmental agencies.

Prior to the acquisition of our nitrogen fertilizer plant by Immediate Predecessor in 2004 and during the period the nitrogen fertilizer plant was owned by Immediate Predecessor, the facility experienced heat exchanger equipment deterioration at an unanticipated rate, resulting in upset/malfunction air releases of ammonia into the environment. The equipment was replaced in August 2004 with a new metallurgy design that also experienced an unanticipated deterioration rate. The new equipment was subsequently replaced in 2005 by a redesigned exchanger with upgraded metallurgy, which has operated without additional malfunction or releases of ammonia. Other critical exchanger metallurgy was upgraded during the facility’s most recent July 2006 turnaround. We reported the excess emissions of ammonia in 2004 to EPA and KDHE as part of an air permitting audit of the nitrogen fertilizer facility. The nitrogen fertilizer facility also experienced an ammonia release (unrelated to the heat exchanger equipment) in August 2007 and reported the excess ammonia emissions to EPA and KDHE. Government enforcement or third-party claims relating to such ammonia releases could result in significant expenditures and liability.

The Clean Water Act

The federal Clean Water Act of 1972 affects our business by regulating the treatment of wastewater and imposing monitoring and reporting requirements and performance standards as preconditions for the issuance and renewal of permits governing the discharge of pollutants into the publicly owned treatment works, or POTW. Our facility operates under pretreatment requirements and has a permit to discharge our process wastewater to the local POTW.

Our facility is subject to Spill Prevention, Control and Countermeasures, or SPCC, requirements under the Clean Water Act. The SPCC rules were modified in 2002 with the modifications to go into effect in 2004. In 2004, certain requirements of the rule were extended, and additional modifications are expected. When the modifications to the SPCC rule become final, we may be required to make capital expenditures in order to comply with the modified rule; however, we do not anticipate that any such costs will be significant.

Environmental Insurance

We are covered by CVR Energy’s environmental insurance policies until September 2008, when these policies come up for renewal. At that time we expect that we will obtain our own environmental insurance policies. CVR Energy has entered into environmental insurance policies as part of its overall risk management strategy. Its primary pollution legal liability policy provides us with an aggregate limit of $25.0 million subject to a $5.0 million self-insured retention. This policy covers cleanup costs resulting from pre-existing or new pollution conditions and bodily injury and property damage resulting from pollution conditions. It also includes a $25.0 million business interruption sub-limit subject to a 45-day waiting period. CVR Energy’s excess pollution legal liability policies provide us with up to an additional $50.0 million of aggregate limit. The excess pollution legal liability policies may not provide coverage until the $25.0 million of underlying limit available in the primary pollution legal liability policy has been exhausted. Each of these policies contains substantial exclusions; as such, there can be no assurance that we will have coverage for all or any particular liabilities.

Environmental Remediation

Under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and related state laws, certain persons may be liable for the release or threatened release of hazardous substances. These persons include the current owner or operator of property where a release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who disposed of, or arranged for the transportation or disposal of, hazardous substances at a contaminated property. Liability under CERCLA is strict, retroactive and joint and several, so that any responsible party may be held liable for the entire cost of investigating and remediating the release of hazardous substances. The liability of a party is determined by the cost of investigation and remediation, the portion and toxicity of the hazardous substance(s) the party contributed, the number of solvent potentially responsible parties, and other factors.

As is the case with all companies engaged in similar industries, we face potential exposure from future claims and lawsuits involving environmental matters, including soil and water contamination, personal injury or property damage allegedly caused by hazardous substances that we, or potentially Farmland, manufactured, handled, used, stored, transported, spilled, released or disposed of. We cannot assure you that we will not become involved in future proceedings related to our release of hazardous or extremely hazardous substances or that, if we were held responsible for damages in any existing or future proceedings, such costs would be covered by insurance or would not be material.

Safety, Health and Security Matters

We operate a comprehensive safety, health and security program, involving active participation of employees at all levels of the organization. We measure our success in the safety and health area primarily through the use of injury frequency rates administered by the Occupational Safety and Health Administration, or OSHA. In 2007, we experienced a 78% reduction in our injury frequency rate as compared to the average of the previous three years. The recordable injury rate reflects the number of recordable incidents (injuries as defined by OSHA) per 200,000 hours worked, and for the year ended December 31, 2007, we had a recordable injury rate of 0.93 and did not have a single lost-time accident. Despite our efforts to achieve excellence in our safety and health performance, we cannot assure you that there will not be accidents resulting in injuries or even fatalities. We have implemented a new incident investigation program that is intended to improve the safety for our employees by identifying the root cause of accidents and potential accidents and by correcting conditions that could cause or contribute to accidents or injuries. We routinely audit our programs and consider improvements in our management systems.

Process Safety Management.  We maintain a Process Safety Management program. This program is designed to address all facets associated with OSHA guidelines for developing and maintaining a Process Safety Management program. We will continue to audit our programs and consider improvements in our management systems and equipment.

Emergency Planning and Response.  We have an emergency response plan that describes the organization, responsibilities and plans for responding to emergencies in our facility. This plan is communicated to local regulatory and community groups. We have on-site warning siren systems and personal radios. We will continue to audit our programs and consider improvements in our management systems and equipment.

Security.  We have a comprehensive security program to protect our facility from unauthorized entry and exit from the facility and potential acts of terrorism. Recent changes in the U.S. Department of Homeland Security rules and requirements may require enhancements and improvements to our current program.

Community Advisory Panel.  We developed and continue to support ongoing discussions with the community to share information about our operations and future plans. Our community advisory panel includes wide representation of residents, business owners and local elected representatives for the city and county.

Employees

As of December 31, 2007, we had 105 direct employees. These employees operate our facilities at the nitrogen fertilizer plant level and are directly employed and compensated by us. Prior to this offering, these employees were covered by health insurance, disability and retirement plans established by CVR Energy. We intend to establish our own employee benefit plans in which our employees will participate as of the closing of this offering. None of our employees are unionized, and we believe that our relationship with our employees is good.

We also rely on the services of employees of CVR Energy in the operation of our business pursuant to a services agreement among us, CVR Energy and our managing general partner. CVR Energy provides us with the following services under the agreement, among others:

•	services from CVR Energy’s employees in capacities equivalent to the capacities of corporate executive officers, including chief executive officer, chief operating officer, chief financial officer, general counsel, fertilizer general manager, and vice president for environmental, health and safety, except that those who serve in such capacities under the agreement serve us on a shared, part-time basis only, unless we and CVR Energy agree otherwise;

•	administrative and professional services, including legal, accounting services, human resources, insurance, tax, credit, finance, government affairs and regulatory affairs;

•	management of our property and the property of our operating subsidiary in the ordinary course of business;

•	recommendations on capital raising activities, including the issuance of debt or equity interests, the entry into credit facilities and other capital market transactions;

•	managing or overseeing litigation and administrative or regulatory proceedings, and establishing appropriate insurance policies for the Partnership, and providing safety and environmental advice;

•	recommending the payment of distributions; and

•	managing or providing advice for other projects as may be agreed by CVR Energy and our managing general partner from time to time.

For more information on this services agreement, see “Certain Relationships and Related Party Transactions — Agreements with CVR Energy”.

Properties

We own one facility, our nitrogen fertilizer plant, which is located in Coffeyville, Kansas. Our executive offices are located at 2277 Plaza Drive in Sugar Land, Texas, where a number of our senior executives operate. We also have offices in Kansas City, Kansas, where other of our senior executives work. The offices in Sugar Land and Kansas City are leased by CVR Energy and we pay a pro rata share of the rent on those offices. Rent under the Sugar Land lease is currently approximately $515,000 annually, plus operating expenses, increasing to approximately $550,000, plus operating expenses, in 2009. The lease expires in 2011. Rent under the Kansas City lease is approximately $268,000 per year. The lease expires in 2009. We believe that our owned facility, together with CVR Energy’s leased facilities, will be sufficient for our needs over the next twelve months.

We have entered into a cross-easement agreement with CVR Energy so that both we and CVR Energy are able to access and utilize each other’s land in certain circumstances in order to operate our respective businesses in a manner to provide flexibility for both parties to develop their respective properties, without depriving either party of the benefits associated with the continuous reasonable use of the other party’s property. For more information on this cross-easement agreement, see “Certain Relationships and Related Party Transactions — Agreements with CVR Energy”.

Legal Proceedings

We are, and will continue to be, subject to litigation from time to time in the ordinary course of our business. We are not party to any pending legal proceedings that we believe will have a material impact on our business, and there are no existing legal proceedings where we believe that the reasonably possible loss or range of loss is material.

Flood

During the weekend of June 30, 2007, torrential rains in southeast Kansas caused the Verdigris River to overflow its banks and flood the city of Coffeyville. The river crested more than ten feet above flood stage, setting a new record for the river. Approximately 2,000 citizens and hundreds of homes throughout the city of Coffeyville were affected. Our nitrogen fertilizer plant and CVR Energy’s refinery, both of which are located in close proximity to the Verdigris River, were flooded and forced to conduct emergency shutdowns and evacuate. As a result, the two facilities sustained major damage and required repairs. Production at our nitrogen fertilizer facility was restarted on July 13, 2007 and CVR Energy’s refinery was not fully operational until August 20, 2007.

We spent approximately $3.5 million to repair the nitrogen fertilizer facility in the year ended December 31, 2007. All further flood-related repairs, which we anticipate will cost approximately $0.7 million, will be paid for by CVR Energy pursuant to an indemnity agreement we will enter into prior to the completion of this offering. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Indemnity and Transition Services Agreement”. We cannot predict how much of these amounts CVR Energy will be able to recover through insurance.

During and after the time of the flood, Coffeyville Resources, our parent at that time, was insured under insurance policies that were issued by a variety of insurers and which covered various risks, such as damage to our property, interruption of our business, environmental cleanup costs, and potential liability to third parties for bodily injury or property damage. These coverages include the following:

•	Coffeyville Resources’ primary property damage and business interruption insurance program provided $300 million of coverage for flood-related damage, subject to a deductible of $2.5 million per “occurrence” and a 45-day waiting period for business interruption loss. While we believe that property insurance should cover substantially all of the estimated total physical damage to our property, the insurance carriers have cited potential coverage limitations and defenses that might preclude such a result.

•	Coffeyville Resources’ builders’ risk policy provided coverage for property damage to buildings in the course of construction. Flood-related loss or damage is subject to a $100,000 deductible and sub-limit of $50 million.

•	Coffeyville Resources’ environmental insurance coverage program provided coverage for bodily injury, property damage, and cleanup costs resulting from new pollution conditions. At the time of the flood, the program included a primary policy with a $25 million aggregate limit of liability. This policy was subject to a $1 million self-insured retention. In addition, at the time of the flood Coffeyville Resources had a $25 million excess policy that was triggered by exhaustion of the primary policy. The excess policy covered bodily injury and property damage resulting from new pollution conditions, but did not cover cleanup costs.

•	Coffeyville Resources’ umbrella and excess liability coverage program provided $100 million of coverage excess of $5 million and other applicable insurance for third-party claims of property damage and bodily injury arising out of the discharge of pollutants.

Coffeyville Resources promptly notified its insurers of the flood, the crude oil discharge in connection with the refinery now owned by CVR Energy, and related claims and lawsuits. Coffeyville Resources is in the process of submitting claims, responding to information requests from, and negotiating with the insurers with respect to costs and damages related to the flood and crude oil discharge. Although each insurer has reserved its rights under various policy exclusions and limitations and has cited potential coverage defenses, Coffeyville Resources is vigorously pursuing the insurance recovery claims. It is expected that ultimate recovery will be subject to negotiation and, if negotiation is unsuccessful, litigation.

The insurance policies also provide coverage for interruption to the business, including lost profits, and reimbursement for other expenses and costs we have incurred relating to the damages and losses suffered. This coverage, however, applies only to losses incurred after a business interruption of 45 days. Because the nitrogen fertilizer plant was restored to operation within this 45-day period, it is unlikely that any of the lost profits incurred because of the flood can be claimed under insurance.

CVR Energy’s Businesses

In addition to operating a 113,500 bpd refinery in Coffeyville, Kansas, CVR Energy owns the following additional assets which we may consider acquiring in the future.

•	Crude Oil Gathering System. CVR Energy owns and operates a 25,000 bpd crude oil gathering system serving central Kansas, northern Oklahoma and southwestern Nebraska. The system has field offices in Bartlesville, Oklahoma and Plainville and Winfield, Kansas. The system is comprised of over 300 miles of feeder and trunk pipelines, 41 trucks, and associated storage facilities for gathering light, sweet Kansas and Oklahoma crude oils purchased from independent crude producers. CVR Energy also leases a section of a pipeline from Magellan Pipeline Company, L.P.

•	Phillipsburg Terminal. CVR Energy owns storage and terminaling facilities for asphalt and refined fuels in Phillipsburg, Kansas. The asphalt storage and terminaling facilities are used to receive, store and redeliver asphalt for another oil company for a fee pursuant to an asphalt services agreement.

•	Pipelines. CVR Energy owns a 145,000 bpd proprietary pipeline system that transports crude oil from Caney, Kansas to its Coffeyville refinery. Crude oils sourced outside of CVR Energy’s proprietary gathering system are delivered by common carrier pipelines into various terminals in Cushing, Oklahoma, where they are blended and then delivered to Caney, Kansas via a pipeline owned by Plains All American L.P. CVR Energy also owns associated crude oil storage tanks with a capacity of approximately 1.2 million barrels located right outside CVR Energy’s refinery.

We currently have no agreements or understandings with respect to any acquisitions, and there can be no assurance that we will acquire any of these assets in the future or that, if acquired, we will be able to operate them profitably.

MANAGEMENT

Management of CVR Partners, LP

Our managing general partner, CVR GP, LLC, manages our operations and activities, subject to the joint management rights of our special general partner, as specified in our partnership agreement. Our managing general partner is wholly-owned by an entity controlled by the Goldman Sachs Funds, the Kelso Funds and certain members of CVR Energy’s senior management team. The operations of our managing general partner in its capacity as managing general partner are managed by its board of directors. Actions by our managing general partner that are made in its individual capacity will be made by the sole member of our managing general partner and not by its board of directors. Our managing general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. The officers of our managing general partner will manage the day-to-day affairs of our business.

Limited partners will not be entitled to elect the directors of our managing general partner or directly or indirectly participate in our management or operation. Our general partners owe a fiduciary duty to our unitholders. Our general partners will be liable, as general partners, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly nonrecourse to them. Our managing general partner therefore may cause us to incur indebtedness or other obligations that are non recourse to it and our special general partner.

Upon completion of this offering, we expect that the board of directors of our managing general partner will consist of           directors. The board of directors of our managing general partner will be selected by Coffeyville Acquisition III, which wholly owns the managing general partner, except that our special general partner has the right to appoint two directors to the board. We expect that two of the directors will be affiliated with Goldman, Sachs & Co., two of the directors will be affiliated with Kelso & Company, L.P. and one of the directors will be our managing general partner’s chief executive officer. We expect that the remaining           directors will be independent directors. The New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our managing general partner or to establish a compensation committee or a nominating/governance committee.

Prior to the completion of this offering, the board of directors of our managing general partner will establish an audit committee comprised of directors who meet the independence and experience standards established by the New York Stock Exchange and the Exchange Act. The New York Stock Exchange will require that the board of directors of our managing general partner have at least one independent director to serve on the audit committee prior to the date, which we refer to as the effectiveness date, on which the SEC declares effective the registration statement of which this prospectus is a part, at least one additional independent director to serve on the audit committee within 90 days after the effectiveness date, and a third independent director to serve on the audit committee not later than one year following the effectiveness date. The initial members of the audit committee are expected to be           and          . The audit committee’s responsibilities will be to review our accounting and auditing principles and procedures, accounting functions and internal controls; to oversee the qualifications, independence, appointment, retention, compensation and performance of our independent registered public accounting firm; to recommend to the board of directors the engagement of our independent accountants; to review with the independent accountants the plans and results of the auditing engagement; and to oversee “whistle-blowing” procedures and certain other compliance matters.

In addition, the board of directors of our managing general partner will establish a conflicts committee consisting entirely of independent directors. The initial members of the conflicts committee are expected to be          and          . Pursuant to our partnership agreement, the conflicts committee is empowered to determine if the resolution of a conflict of interest with our general partners or their affiliates is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our managing general partner or directors, officers or employees of its affiliates, and must meet the independence and experience standards established by the New York Stock Exchange and the Exchange Act to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by the general partners of any duties they may owe us or our unitholders.

The board of directors of our managing general partner will also have a compensation committee which will, among other things, oversee the compensation plan described below.

Our special general partner, which is controlled by CVR Energy, has joint management rights through its ownership of all of our outstanding GP units and subordinated GP units. The GP units and subordinated GP units will automatically convert to common units and subordinated LP units, respectively, immediately prior to the sale thereof to an unrelated third party. The joint management rights will terminate if CVR Energy and certain of its affiliates cease to own 15% of more of all our units, because at that time the GP units and subordinated GP units will automatically convert to common units and subordinated LP units, respectively.

Our special general partner’s management rights include:

•	appointment rights and consent rights for the termination of employment and compensation of the chief executive officer and chief financial officer of the managing general partner, not to be exercised unreasonably (approval for appointment of an officer is deemed given if the officer is an executive officer of CVR Energy);

•	the right to appoint two directors to the board of directors of the managing general partner and one such director to any committee thereof (subject to certain exceptions);

•	consent rights over any merger by us into another entity where:

•	for so long as our special general partner and its affiliates own 50% or more of our units immediately prior to the merger, less than 60% of the equity interests of the resulting entity are owned by our pre-merger unitholders;

•	for so long as our special general partner and its affiliates own 25% or more of our units immediately prior to the merger, less than 50% of the equity interests of the resulting entity are owned by our pre-merger unitholders; and

•	for so long as our special general partner and its affiliates own more than 15% of our units immediately prior to the merger, less than 40% of the equity interests of the resulting entity are owned by our pre-merger unitholders;

•	consent rights over any fundamental change in the conduct of our business;

•	consent rights over any purchase or sale, exchange or other transfer of assets or entities with a purchase/sale price equal to 50% or more of our asset value on the date of determination; and

•	consent rights over any incurrence of indebtedness or issuance of interests in us with rights to distribution or in liquidation ranking prior or senior to the GP units, in either case in excess of $125 million, increased by 80% of the purchase price for assets or entities whose purchase was approved by CVR Energy as described in the immediately preceding bullet point.

These rights are exercised jointly with our managing general partner (except the rights described in the second bullet point above). Our general partners owe fiduciary duties to our unitholders. However, our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partners to our unitholders. See “Conflicts of Interest and Fiduciary Duties”. Our general partners will be liable, as general partners, for all of our debts (to the extent not paid from our assets), except for debts that are expressly non recourse to them. The partnership agreement directs that any debts that are nonrecourse as to the managing general partner shall be nonrecourse to the special general partner as well, unless the special general partner otherwise agrees in its sole discretion.

Whenever either of our general partners makes a determination or takes or declines to take an action in its individual, rather than representative, capacity, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee, and such general partner is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under Delaware law or any other law. Examples include the exercise of our managing general partner’s limited call right, our special general partner’s voting rights with respect to the units it owns, and each general partner’s exercise of its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership. Actions by our managing general partner that are made in its individual capacity will be made by the sole member of our managing general partner, not by its board of directors.

Executive Officers and Directors

The following table sets forth the names, positions and ages (as of December 31, 2007) of the executive officers and directors of our managing general partner.

The executive officers of our managing general partner are also executive officers of CVR Energy and are providing their services to our managing general partner and us pursuant to the services agreement entered into among us, CVR Energy and our managing general partner. The executive officers listed below will divide their working time between the management of CVR Energy and us. We estimate that the executive officers of our managing general partner will spend approximately the following percentages of their working time on management of our partnership: John J. Lipinski (25%), Stanley A. Riemann (40%), James T. Rens (35%), Edmund S. Gross (35%), Kevan A. Vick (100%) and Christopher Swanberg (35%).

Name	Age	Position With Our Managing General Partner

John J. Lipinski	56	Chief Executive Officer, President and a Director
Stanley A. Riemann	56	Chief Operating Officer
James T. Rens	41	Chief Financial Officer and Treasurer
Edmund S. Gross	57	Senior Vice President, General Counsel and Secretary
Kevan A. Vick	53	Executive Vice President and Fertilizer General Manager
Christopher G. Swanberg	49	Vice President, Environmental, Health and Safety
Scott L. Lebovitz	32	Director
George E. Matelich	51	Director
Stanley de J. Osborne	37	Director
Kenneth A. Pontarelli	37	Director

John J. Lipinski has served as chief executive officer, president and a director of our managing general partner since October 2007. He has also served as chairman of the board of CVR Energy since October 2007, chief executive officer, president and a member of the board of directors of CVR Energy since September 2006, chief executive officer and president of Coffeyville Acquisition since June 2005 and chief executive officer and president of Coffeyville Acquisition II and Coffeyville Acquisition III since October 2007. Mr. Lipinski has over 35 years of experience in the petroleum refining and nitrogen fertilizer industries. He began his career with Texaco Inc. In 1985, Mr. Lipinski joined The Coastal Corporation eventually serving as Vice President of Refining with overall responsibility for Coastal Corporation’s refining and petrochemical operations. Upon the merger of

Coastal with El Paso Corporation in 2001, Mr. Lipinski was promoted to Executive Vice President of Refining and Chemicals, where he was responsible for all refining, petrochemical, nitrogen-based chemical processing, and lubricant operations, as well as the corporate engineering and construction group. Mr. Lipinski left El Paso in 2002 and became an independent management consultant. In 2004, he became a Managing Director and Partner of Prudentia Energy, an advisory and management firm. Mr. Lipinski graduated from Stevens Institute of Technology with a Bachelor of Engineering (Chemical) and received a Juris Doctor degree from Rutgers University School of Law.

Stanley A. Riemann has served as chief operating officer of our managing general partner since October 2007. He has also served as chief operating officer of CVR Energy since September 2006, chief operating officer of Coffeyville Acquisition since June 2005, chief operating officer of Coffeyville Resources since February 2004, and chief operating officer of Coffeyville Acquisition II and Coffeyville Acquisition III since October 2007. Prior to joining Coffeyville Resources in February 2004, Mr. Riemann held various positions associated with the Crop Production and Petroleum Energy Division of Farmland for over 29 years, including, most recently, Executive Vice President of Farmland and President of Farmland’s Energy and Crop Nutrient Division. In this capacity, he was directly responsible for managing the petroleum refining operation and all domestic fertilizer operations, which included the Trinidad and Tobago nitrogen fertilizer operations. His leadership also extended to managing Farmland’s interests in SF Phosphates in Rock Springs, Wyoming and Farmland Hydro, L.P., a phosphate production operation in Florida, and managing all company-wide transportation assets and services. On May 31, 2002, Farmland filed for Chapter 11 bankruptcy protection. Mr. Riemann served as a board member and board chairman on several industry organizations including the Phosphate Potash Institute, the Florida Phosphate Council, and the International Fertilizer Association. He currently serves on the Board of The Fertilizer Institute. Mr. Riemann received a bachelor of science from the University of Nebraska and an MBA from Rockhurst University.

James T. Rens has served as chief financial officer and treasurer of our managing general partner since October 2007. He has also served as chief financial officer and treasurer of CVR Energy since September 2006, chief financial officer and treasurer of Coffeyville Acquisition since June 2005, chief financial officer and treasurer of Coffeyville Resources since February 2004 and chief financial officer and treasurer of Coffeyville Acquisition II and Coffeyville Acquisition III since October 2007. Before joining our company, Mr. Rens was a consultant to the Original Predecessor’s majority shareholder from November 2003 to March 2004, assistant controller at Koch Nitrogen Company from June 2003, which was when Koch acquired the majority of Farmland’s nitrogen fertilizer business, to November 2003 and Director of Finance of Farmland’s Crop Production and Petroleum Divisions from January 2002 to June 2003. From May 1999 to January 2002, Mr. Rens was Controller and chief financial officer of Farmland Hydro L.P. Mr. Rens has spent over 18 years in various accounting and financial positions associated with the fertilizer and energy industry. Mr. Rens received a Bachelor of Science degree in accounting from Central Missouri State University.

Edmund S. Gross has served as senior vice president, general counsel, and secretary of our managing general partner since October 2007. He has also served as senior vice president, general counsel and secretary of CVR Energy since October 2007, senior vice president, general counsel, and secretary of Coffeyville Acquisition II and Coffeyville Acquisition III since October 2007, vice president, general counsel and secretary of CVR Energy since September 2006, secretary of Coffeyville Acquisition since June 2005, and general counsel and secretary of Coffeyville Resources since July 2004. Prior to joining Coffeyville Resources, Mr. Gross was Of Counsel at Stinson Morrison Hecker LLP in Kansas City, Missouri from 2002 to 2004, was Senior Corporate Counsel with Farmland Industries, Inc. from 1987 to 2002 and was an associate and later a partner at Weeks, Thomas & Lysaught, a law firm in Kansas City, Kansas, from 1980 to 1987. Mr. Gross received a Bachelor of Arts degree in history from Tulane University, a Juris Doctor from the University of Kansas and an MBA from the University of Kansas.

Kevan A. Vick has served as executive vice president and fertilizer general manager of our managing general partner since October 2007. He has also served as executive vice president and fertilizer general manager of CVR Energy since September 2006, senior vice president at Coffeyville Resources Nitrogen Fertilizers, LLC since February 27, 2004 and executive vice president and fertilizer general manager of Coffeyville Acquisition III since October 2007. He has served on the board of directors of Farmland MissChem Limited in Trinidad and SF Phosphates. He has nearly 30 years of experience in the Farmland organization and is one of the most highly respected executives in the nitrogen fertilizer industry, known for both his technical expertise and his in-depth knowledge of the commercial marketplace. Prior to joining Coffeyville Resources LLC, he was general manager of nitrogen manufacturing at Farmland from January 2001 to February 2004. Mr. Vick received a bachelor of science in chemical engineering from the University of Kansas and is a licensed professional engineer in Kansas, Oklahoma, and Iowa.

Christopher G. Swanberg has served as vice president, environmental, health and safety of our managing general partner since October 2007. He has also served as vice president, environmental, health and safety at CVR Energy since September 2006, as vice president, environmental, health and safety at Coffeyville Resources since June 2005, and as vice president, environmental, health and safety at Coffeyville Acquisition, Coffeyville Acquisition II, and Coffeyville Acquisition III since October 2007. He has served in numerous management positions in the petroleum refining industry such as Manager, Environmental Affairs for the refining and marketing division of Atlantic Richfield Company (ARCO), and Manager, Regulatory and Legislative Affairs for Lyondell-Citgo Refining. Mr. Swanberg’s experience includes technical and management assignments in project, facility and corporate staff positions in all environmental, safety and health areas. Prior to joining Coffeyville Resources, he was Vice President of Sage Environmental Consulting, an environmental consulting firm focused on petroleum refining and petrochemicals, from September 2002 to June 2005 and Senior HSE Advisor of Pilko & Associates, LP from September 2000 to September 2002. Mr. Swanberg received a B.S. in Environmental Engineering Technology from Western Kentucky University and an MBA from the University of Tulsa.

Scott L. Lebovitz has been a member of the board of directors of our managing general partner since October 2007. He has also been a member of the board of directors of CVR Energy since September 2006 and a member of the board of directors of Coffeyville Acquisition II and Coffeyville Acquisition III since October 2007. He also was a member of the board of directors of Coffeyville Acquisition from June 2005 until October 2007. Mr. Lebovitz is a managing director in the Merchant Banking Division of Goldman, Sachs & Co. Mr. Lebovitz joined Goldman, Sachs & Co. in 1997 and became a managing director in 2007. He is a director of Energy Future Holdings Corp. and Village Voice Media Holdings, LLC. He received his B.S. in Commerce from the University of Virginia.

George E. Matelich has been a member of the board of directors of our managing general partner since October 2007. He has also been a member of the board of directors of CVR Energy since September 2006, a member of the board of directors of Coffeyville Acquisition since June 2005 and a member of the board of directors of Coffeyville Acquisition III since October 2007. Mr. Matelich has been a Managing Director of Kelso & Company since 1989. Mr. Matelich has been affiliated with Kelso since 1985. Mr. Matelich is a Certified Public Accountant and holds a Certificate in Management Consulting. Mr. Matelich received a B.A. in Business Administration from the University of Puget Sound and an M.B.A. from the Stanford Graduate School of Business. He is a director of Global Geophysical Services, Inc. and Waste Services, Inc. He is also a Trustee of the University of Puget Sound and serves on the National Council of the American Prairie Foundation.

Stanley de J. Osborne has been a member of the board of directors of our managing general partner since October 2007. He has also been a member of the board of directors of CVR Energy since September 2006, a member of the board of directors of Coffeyville Acquisition since June 2005 and a member of the board of directors of Coffeyville Acquisition III since October 2007. Mr. Osborne was a Vice President of Kelso & Company from 2004 through 2007 and has been a Managing Director since 2007. Mr. Osborne has been affiliated with Kelso since 1998. Prior to joining Kelso,

Mr. Osborne was an Associate at Summit Partners. Previously, Mr. Osborne was an Associate in the Private Equity Group and an Analyst in the Financial Institutions Group at J.P. Morgan & Co. He received a B.A. in Government from Dartmouth College. Mr. Osborne is a director of Custom Building Products, Inc., Global Geophysical Services, Inc. and Traxys S.A.

Kenneth A. Pontarelli has been a member of the board of directors of our managing general partner since October 2007. He has also been a member of the board of directors of CVR Energy since September 2006 and a member of the board of directors of Coffeyville Acquisition II and Coffeyville Acquisition III since October 2007. He also was a member of the board of directors of Coffeyville Acquisition from June 2005 until October 2007. Mr. Pontarelli is a managing director in the Merchant Banking Division of Goldman, Sachs & Co. Mr. Pontarelli joined Goldman, Sachs & Co. in 1992 and became a managing director in 2004. He is a director of CCS, Inc., Cobalt International Energy, L.P., Energy Future Holdings Corp., Knight Holdco LLC, Kinder Morgan, Inc., and NextMedia Group, Inc. He received a B.A. from Syracuse University and an M.B.A. from Harvard Business School.

The directors of our managing general partner hold office until the earlier of their death, resignation or removal.

Compensation Discussion and Analysis

We do not directly employ any of the persons responsible for the executive management of our business. Pursuant to the services agreement between us, our managing general partner and CVR Energy, among other matters:

•	CVR Energy makes available to our managing general partner the services of the CVR Energy employees who serve as our managing general partner’s executive officers; and

•	We, our managing general partner and our operating subsidiary, as the case may be, are obligated to reimburse CVR Energy for any allocated portion of the costs that CVR Energy incurs in providing compensation and benefits to such CVR Energy employees.

Under the services agreement either our managing general partner, Coffeyville Resources Nitrogen Fertilizers, LLC (our subsidiary) or we will pay CVR Energy (i) all costs incurred by CVR Energy in connection with the employment of its employees, other than administrative personnel, to the extent that those employees provide services to us under the agreement on a full-time basis, but excluding share-based compensation; (ii) a prorated share of costs incurred by CVR Energy in connection with the employment of its employees, other than administrative personnel, who provide services to us under the agreement on a part-time basis, but excluding share-based compensation, and such prorated share shall be determined by CVR Energy on a commercially reasonable basis, based on the percent of total working time that such shared personnel are engaged in performing services for us; (iii) a prorated share of certain administrative costs; and (iv) various other administrative costs in accordance with the terms of the agreement. Following the first anniversary of this offering, either CVR Energy or our managing general partner may terminate the services agreement upon at least 90 days’ notice. For more information on this services agreement, see “Certain Relationships and Related Party Transactions — Agreements with CVR Energy”.

The compensation of the executive officers of our managing general partner will be set by CVR Energy, other than compensation they may receive in connection with a long-term incentive Plan that we intend to put in place. These executive officers will receive substantially all of their compensation and benefits from CVR Energy, including compensation related to services for us, and will not be paid by us or our managing general partner, other than compensation they may receive in connection with our Long-Term Incentive Plan. Although we will bear an allocated portion of CVR Energy’s costs of providing compensation and benefits to the CVR Energy employees who serve as the executive officers of our managing general partner, we will have no control over such costs and will not establish or direct the compensation policies or practices of CVR Energy. We are required to pay all compensation amounts allocated to us by CVR Energy (except for share-based compensation), although we may object to amounts that we deem unreasonable.

The executive officers of our managing general partner spent approximately the following percentages of their working time on management of our partnership in 2007: John J. Lipinski (25%), Stanley A. Riemann (40%), James T. Rens (35%), Edmund S. Gross (35%), Kevan A. Vick (100%) and Christopher Swanberg (35%). The remainder of their time was spent working for CVR Energy (other than Kevan Vick, who spent all of his time working for our business). We estimate that these individuals will spend the same percentage of their time working for us in 2008, but this is subject to change depending on our needs and the needs of CVR Energy.

Mr. Kevan Vick is the only executive officer of CVR Energy who spends 100% of his working time on matters related to us. We have been informed by CVR Energy that the four primary components of CVR Energy’s compensation program with respect to Mr. Vick are (A) salary, (B) an annual discretionary cash bonus, (C) profits interests in Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC and (D) profits interests in Coffeyville Acquisition III. Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC are CVR Energy’s two largest shareholders, each owning approximately 36.5% of the common stock of CVR Energy and no other assets. For a more detailed discussion of these elements, please see “— Employment Agreements”, below.

Profits interests in Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC relate to the performance of CVR Energy as a whole and not to our performance. The value of the override units in Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC is expected to increase (or decrease) as the value of CVR Energy increases (or decreases). Profits interests in Coffeyville Acquisition III relate to our performance. Coffeyville Acquisition III owns 100% of our managing general partner and has no other assets. As our performance improves (or worsens) and as our managing general partner begins to receive distributions pursuant to its IDRs it is expected that the value of the interests in Coffeyville Acquisition III will improve (or worsen). As of December 31, 2007, the value of the profits interests in Coffeyville Acquisition III was $0.02 per unit because our managing general partner is not expected to receive distributions until 2010 at the earliest.

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid by CVR Energy to Kevan Vick for the year ended December 31, 2007. Mr. Vick’s compensation was determined by CVR Energy’s compensation committee. We had no role in determining the amounts of Mr. Vick’s compensation. Under the services agreement among us, our managing general partner and CVR Energy, we are required to reimburse CVR Energy for all compensation that CVR Energy pays to Mr. Vick (except for share-based compensation), although we may object to amounts that we deem unreasonable. Because Mr. Vick spends 100% of his time working for us, we are providing the following supplemental information regarding Mr. Vick’s compensation. We have not provided the compensation of our other executive officers in the table below, as such compensation is determined and paid by CVR Energy and our other executive officers only dedicate a percentage (40% or less) of their business time to us.

Name and Principal				Stock	All Other
Position	Year	Salary	Bonus (1)	Awards (2)	Compensation (3)	Total (4)

Kevan A. Vick, Executive Vice President and Fertilizer General Manager of CVR Energy, Inc.	2007	$225,000	$87,560	$1,836,288	$14,203	$2,163,051

(1)	Bonuses are reported for the year in which they were earned, although a portion of Mr. Vick’s bonus was paid the following year. The amount shown includes a retention bonus in the amount of $52,560 and a discretionary bonus in the amount of $35,000.

(2)	The amount shown represents (a) the dollar amount of profits interests in Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC (entities which own shares of common stock of CVR Energy) granted during 2006 which is recognized by CVR Energy for financial reporting purposes for the year ended December 31, 2007 in accordance with FAS 123(R) in the amount of $1,836,087 and (b) the dollar amount of profits interests in Coffeyville Acquisition III (the entity which owns our managing general partner and the IDRs) granted to Mr. Vick in 2007 which is recognized by CVR Energy for financial reporting purposes for the year ended December 31, 2007 in accordance with FAS 123(R) in the amount of $201. Assumptions used in the calculation of these profits interests will be included in a footnote to the audited financial statements of CVR Energy for the year ended December 31, 2007. Mr. Vick will only receive cash in respect of his profits interests in Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC if either entity elects to sell any or all of its shares of common stock of CVR Energy and then elects to make distributions to their respective members. Mr. Vick will only receive cash in respect of his profits interests in Coffeyville Acquisition III if our managing general partner receives distributions in respect of its IDRs (which cannot occur until at least 2010), our managing general partner elects to make distributions to Coffeyville Acquisition III and Coffeyville Acquisition III elects to make distributions to its members.

(3)	The amount shown represents (a) a CVR Energy contribution under CVR Energy’s 401(k) plan in 2007, (b) premiums paid by CVR Energy on behalf of Mr. Vick with respect to CVR Energy’s executive life insurance program in 2007 and (c) premiums paid by CVR Energy on behalf of Mr. Vick with respect to CVR Energy’s basic life insurance program in 2007.

(4)	Pursuant to a services agreement we have with our managing general partner and CVR Energy, we are required to reimburse CVR Energy for all of these amounts paid to Mr. Vick other than the $1,836,288 ($1,836,087 and $201) in profits interests that were granted to Mr. Vick.

Employment Agreements

Kevan A. Vick is party to an employment agreement with CVR Energy that has a three year term, unless otherwise terminated by CVR Energy or Mr. Vick, beginning January 1, 2008 pursuant to which Mr. Vick serves as Executive Vice-President, Fertilizer General Manager. Mr. Vick receives an annual base salary of $225,000. The agreement provides that Mr. Vick is eligible to receive an annual cash bonus with a target payment equal to 80% of his annual base salary to be based upon individual and/or company performance criteria as established by the board of directors of CVR Energy for each fiscal year. Mr. Vick is also entitled to participate in such health, insurance, retirement and other employee benefit plans and programs of CVR Energy as in effect from time to time on the same basis as other senior executives of CVR Energy. The agreement requires Mr. Vick to abide by a perpetual restrictive covenant relating to non-disclosure. The agreement also includes covenants relating to non-solicitation and non-competition during Mr. Vick’s employment and for one year following termination of employment.

Mr. Vick’s agreement provides for certain severance payments that may be due following the termination of his employment. These benefits are described below under “— Change-in-Control and Termination Payments”.

Mr. Vick has also been awarded profits interests in Coffeyville Acquisition LLC, Coffeyville Acquisition II LLC and Coffeyville Acquisition III. For a discussion of Mr. Vick’s interests in Coffeyville Acquisition III, please see “— Executive Officers’ Interests in Coffeyville Acquisition III,” below. For a discussion of Mr. Vick’s interests in both Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC, please see footnote 2 to the Summary Compensation Table.

Grants of Plan-Based Awards During 2007 by Coffeyville Acquisition III

All Other Stock
		Awards: Number of	Grant Date Fair
		Shares of Stock or	Value of Stock and
Name	Grant Date	Units (1)	Option Awards (2)

Kevan A. Vick	October 16, 2007	10,066	$201

(1)	Represents the number of profits interests in Coffeyville Acquisition III granted to Mr. Vick on October 24, 2007. For a description of the Coffeyville Acquisition III limited liability company agreement, see “Executive Officers’ Interests in Coffeyville Acquisition III” below.

(2)	The dollar amount shown reflects the fair value as of December 31, 2007 recognized by CVR Energy for financial reporting purposes in accordance with SFAS 123(R). Assumptions used in the calculation of this amount will be included in a footnote to the audited financial statements of CVR Energy for the year ended December 31, 2007.

Outstanding Awards from Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC at December 31, 2007

	Stock Awards
	Number of Shares or	Market Value of Shares or Units
	Units of Stock That	of Stock That
Name	Have Not Vested (1) (2)	Have Not Vested (3)

Kevan A. Vick	26,986.875	$1,399,000
	71,965.500	$3,730,692
	26,986.875	$1,399,000
	71,965.500	$3,730,692

(1)	Represents profits interests in Coffeyville Acquisition LLC (35,982.50 operating units and 71,965.5 value units) and profits interests in Coffeyville Acquisition II LLC (35,982.50 operating units and 71,965.5 value units).

(2)	The profits interests in Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC generally vest as follows: operating units generally become non-forfeitable in 25% annual increments beginning on the second anniversary of the date of grant, and value units are generally forfeitable upon termination of employment.

(3)	The dollar amounts shown reflect the fair value as of December 31, 2007 based upon the valuation used by CVR Energy for financial reporting purposes. Assumptions used in the calculation of this amount will be included in a footnote to the audited financial statements of CVR Energy for the year ended December 31, 2007.

Equity Awards From Coffeyville Acquisition LLC, Coffeyville Acquisition II LLC and Coffeyville Acquisition III LLC That Vested During the Fiscal Year Ending December 31, 2007

	Stock Awards
	Number of Shares
Name	Acquired on Vesting		Value Realized on Vesting(1)

Kevan A. Vick	8,995.625	(2)	$345,522
	8,995.625	(3)	$345,522
	10,066	(4)	$201

(1)	The dollar amounts shown are based on a valuation determined for purposes of SFAS 123(R) at the relevant vesting date of the respective override units.

(2)	Reflects override units (operating units) of Coffeyville Acquisition LLC which vested during the year ended December 31, 2007.

(3)	Reflects override units (operating units) of Coffeyville Acquisition II LLC which vested during the year ended December 31, 2007.

(4)	Reflects override units granted by Coffeyville Acquisition III to Mr. Vick during the year ended December 31, 2007 which automatically vested at the time of grant.

Executive Officers’ Interests in Coffeyville Acquisition III

Coffeyville Acquisition III, the sole owner of our managing general partner, is owned by the Goldman Sachs Funds, the Kelso Funds, our managing general partner’s executive officers, Mr. Wesley Clark, Magnetite Asset Investors III L.L.C. and other members of CVR Energy’s management. In October 2007 our managing general partner’s executive officers made the following capital contributions to Coffeyville Acquisition III and received a number of Coffeyville Acquisition III common units equal to their pro rata portion of all contributions: Mr. Lipinski ($68,146), Mr. Riemann ($16,360), Mr. Rens ($10,225), Mr. Gross ($1,227), Mr. Vick ($10,225) and Mr. Swanberg ($1,022). The following is a summary of the material terms of the Coffeyville Acquisition III LLC Limited Liability Company Agreement, or the LLC Agreement, as they relate to the limited liability company interests held by our managing general partner’s executive officers.

General

The LLC Agreement provides for two classes of interests in Coffeyville Acquisition III: (i) common units and (ii) profits interests, which are called override units. The common units provide for voting rights and have rights with respect to profits and losses of, and distributions from, Coffeyville Acquisition III. Such voting rights cease, however, if the executive officer holding common units ceases to provide services to Coffeyville Acquisition III or one of its subsidiaries. Override units have no voting rights attached to them, but have rights with respect to profits and losses of, and distributions from, Coffeyville Acquisition III.

The override units have the following terms:

•	Approximately 25% of all of the override units have been awarded to members of the CVR Energy management team. These override units automatically vested. These units will be owned by the members of CVR Energy’s management team even if they no longer perform services for CVR Energy or are no longer employed by CVR Energy. The following executive officers received the following grants of this category of override units: Mr. Lipinski (81,250), Mr. Riemann (30,000), Mr. Rens (16,634), Mr. Gross (8,786), Mr. Vick (13,405) and Mr. Swanberg (8,786).

•	Approximately 75% of the override units have been awarded to members of CVR Energy’s management team responsible for the growth of the nitrogen fertilizer business. Some portion of these units may be awarded to members of management added in the future. These units vest on a five-year schedule, with 33.3% vesting on the third anniversary of the closing date of this offering, an additional 33.4% vesting on the fourth anniversary of the closing date of this offering, and the remaining 33.3% vesting on the fifth anniversary of the closing date of this offering. Override units are entitled to distributions whether or not they have vested. Management members will forfeit unvested units if they are no longer employed by CVR Energy; however, if a management member has three full years of service with us following the completion of this offering, such management member may retire at age 62 and will be entitled to permanently retain all of his or her units whether or not they have vested pursuant to the vesting schedule described above. Units forfeited will be either retired or reissued to others (with a catchup payment provision); retired units will increase the unit values of all other units on a pro rata basis. The following executive officers received the following grants of this category of override units: Mr. Lipinski (219,378), Mr. Riemann (75,000), Mr. Rens (48,750), Mr. Gross (22,500), Mr. Vick (45,000) and Mr. Swanberg (11,250).

The override units granted to management are entitled to 15% of all distributions made by Coffeyville Acquisition III. All vested and unvested override units are entitled to distributions. To the extent that at any time not all override units have yet been granted, the override units that have been granted will be entitled to the full 15% of all distributions (e.g., if only 90% of the override units have been granted, the holders of these 90% are entitled to 15% of all distributions).

A portion of the override units may be granted in the future to new members of management. A catch up payment will be made to new members of management who receive units at a time when the current unit value has increased from the initial unit value.

The value of the common units and override units in Coffeyville Acquisition III depends on the ability of our managing general partner to make distributions. Our managing general partner will not receive any distributions from us until our aggregate adjusted operating surplus through December 31, 2009 has been distributed. Based on our current projections, we believe that the executive officers of our managing general partner will not begin to receive distributions on their common and override units until after December 31, 2010.

Adjustments to Capital Accounts; Distributions

Each of the executive officers has a capital account under which his balance is increased or decreased, as applicable, to reflect his allocable share of net income and gross income of Coffeyville Acquisition III, the capital that the executive officer contributed, distributions paid to such executive officer and his allocable share of net loss and items of gross deduction.

Override units owned by the executive officers do not participate in distributions under the LLC Agreement until the “Current Value” is at least equal to the “Initial Price” (as these terms are defined in the LLC Agreement). Coffeyville Acquisition III may make distributions to its members to the extent that the cash available to it is in excess of the business’s reasonably anticipated needs. Distributions are generally made to members’ capital accounts in proportion to the number of units each member holds. Distributions in respect of override units, however, will be reduced until the total reductions in proposed distributions in respect of the override units equals the aggregate capital contributions of all members.

Other Provisions Relating to Coffeyville Acquisition III Units

The executive officers are subject to transfer restrictions on their Coffeyville Acquisition III units, although they may make certain transfers of their units for estate planning purposes.

CVR Partners, LP Long-Term Incentive Plan

General

Our managing general partner intends to adopt a Long-Term Incentive Plan, or the Plan, for its and its affiliates’ employees, consultants and directors who perform services for us. The Plan will provide for the grant of restricted common units, phantom units, unit options and substitute awards and, with respect to unit options and phantom units, the grant of distribution equivalent rights, or DERs. Subject to adjustment for certain events, an aggregate of 2,000,000 restricted common units may be delivered pursuant to awards under the Plan. Common units withheld to satisfy our managing general partner’s tax withholding obligations will be available for delivery pursuant to other awards. If the Plan is implemented, the Plan will be administered by the compensation committee of our managing general partner’s board of directors.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the grantee receives a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equal to the fair market value of a common unit. The compensation committee may make grants of restricted units and phantom units under the Plan to eligible individuals containing such terms, consistent with the Plan, as the compensation committee may determine, including the period over which restricted units and phantom units granted will vest. The committee may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria. In addition, the restricted and phantom units will vest automatically upon a change of control (as defined in the Plan) of us or our managing general partner, subject to any contrary provisions in the award agreement.

If a grantee’s employment, consulting or membership on the board terminates for any reason, the grantee’s restricted units and phantom units will be automatically forfeited unless, and to the extent, the grant agreement or the compensation committee provides otherwise. Common units to be delivered with respect to these awards may be common units acquired by our managing general partner in the open market, common units already owned by our managing general partner, common units acquired by our managing general partner directly from us or any other person, or any combination of the foregoing. Our managing general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units with respect to these awards, the total number of common units outstanding will increase.

Distributions made by us on restricted units may, in the compensation committee’s discretion, be subject to the same vesting requirements as the restricted units. The compensation committee, in its discretion, may also grant tandem DERs with respect to phantom units on such terms as it deems appropriate. DERs are rights that entitle the grantee to receive, with respect to a phantom unit, cash equal to the cash distributions made by us on a common unit.

We intend for the restricted units and phantom units granted under the Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, participants will not pay any consideration for the common units they receive with respect to these types of awards, and neither we nor our managing general partner will receive remuneration for the common units delivered with respect to these awards.

Common Unit Options

The Plan will also permit the grant of options covering common units. Common unit options may be granted to such eligible individuals and with such terms as the compensation committee may determine, consistent with the Plan; however, a common unit option must have an exercise price equal to the fair market value of a common unit on the date of grant.

Upon exercise of a common unit option, our managing general partner will acquire common units in the open market at a price equal to the prevailing price on the principal national securities exchange upon which the common units are then traded, or directly from us or any other person, or use common units already owned by the managing general partner, or any combination of the foregoing. Our managing general partner will be entitled to reimbursement by us for the difference between the cost incurred by our managing general partner in acquiring the common units and the proceeds received by our managing general partner from an optionee at the time of exercise. Thus, we will bear the cost of the common unit options. If we issue new common units upon exercise of the common unit options, the total number of common units outstanding will increase, and our managing general partner will remit the proceeds it received from the optionee upon exercise of the common unit option to us. The common unit option plan has been designed to furnish additional compensation to employees, consultants and directors and to align their economic interests with those of common unitholders.

Substitution Awards

The compensation committee, in its discretion, may grant substitute or replacement awards to eligible individuals who, in connection with an acquisition made by us, our managing general partner or an affiliate, have forfeited an equity-based award in their former employer. A substitute award that is an option may have an exercise price less than the value of a common unit on the date of grant of the award.

Termination of Long-Term Incentive Plan

Our managing general partner’s board of directors, in its discretion, may terminate the Plan at any time with respect to the common units for which a grant has not theretofore been made. The Plan will automatically terminate on the earlier of the tenth anniversary of the closing date of this offering or when common units are no longer available for delivery pursuant to awards under the Plan. Our managing general partner’s board of directors will also have the right to alter or amend the Plan or any part of it from time to time and the compensation committee may amend any award; provided, however, that no change in any outstanding award may be made that would materially impair the rights of the participant without the consent of the affected participant. Subject to unitholder approval, if required by the rules of the principal national securities exchange upon which the common units are traded, the board of directors of our managing general partner may increase the number of common units that may be delivered with respect to awards under the Plan.

Compensation of Directors

Officers or employees of CVR Energy or our managing general partner or its affiliates who serve as directors of our managing general partner will not receive additional compensation for their service as a director of our managing general partner. We anticipate that each non-management director will receive compensation for attending meetings of our managing general partner’s board of directors and committees thereof. We expect that non-management directors will receive an annual director fee of $50,000 in cash plus $50,000 worth of restricted common units. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors (and committees thereof) of our managing general partner. Each director will be fully indemnified by us for his actions associated with being a director to the fullest extent permitted under Delaware law.

Reimbursement of Expenses of Our Managing General Partner

Our managing general partner and its affiliates will be reimbursed for expenses incurred on our behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to us, and all other expenses necessary or appropriate to the conduct of our business and allocable to us. These expenses also include costs incurred by CVR Energy in rendering corporate staff and support services to us pursuant to the services agreement, including a pro rata portion of the compensation of CVR Energy’s executive officers who provide management services to us (based on the amount of time such executive officers devote to our business). We expect for the year ending December 31, 2008 that the total amount paid to our managing general partner and its affiliates (including amounts paid to CVR Energy pursuant to the services agreement) will be approximately $12.0 million, including $2.5 million of incremental general and administrative expenses as a result of our becoming a publicly traded partnership, some of which ultimately may be paid directly by us to third parties.

Our partnership agreement provides that our managing general partner will determine which of its and its affiliates’ expenses are allocable to us and the services agreement provides that CVR Energy will invoice us monthly for services provided thereunder. Our managing general partner may dispute the costs that CVR Energy charges us under the services agreement, but we will not be entitled to a refund of any disputed cost unless it is determined not to be a reasonable cost incurred by CVR Energy in connection with services it provided. See “Certain Relationships and Related Party

Transactions — Agreements with CVR Energy — Services Agreement” for a description of our services agreement.

Retirement Benefits

Prior to the completion of this offering, our employees (including the executive officers of our managing general partner) were covered by a defined-contribution 401(k) plan sponsored and administered by CVR Energy. Our operating subsidiary’s contributions for our employees under the 401(k) plan sponsored and administered by CVR Energy were $162,962, $107,011, $311,964 and $303,113 for the 174 days ended June 23, 2005, the 191 days ended December 31, 2005, the year ended December 31, 2006, and the year ended December 31, 2007, respectively.

Upon the completion of this offering, we intend to establish our own 401(k) plan in which our employees will participate. We expect that participants in the 401(k) plan may elect to contribute up to 50% of their annual salaries, and up to 100% of their annual bonus. We expect to match up to 75% of the first 6% of the participant’s contribution. Participants in the 401(k) plan will be immediately vested in their individual contributions. We expect that the plan will have a three year vesting schedule for our matching funds and will contain a provision to count service with any predecessor organization.

Change-in-Control and Termination Payments

Severance Benefits Provided Pursuant to Employment Agreements

Under the terms of his employment agreement, Kevan A. Vick may be entitled to severance and other benefits following the termination of his employment. These benefits are summarized below. The amounts of potential post-employment payments assume that the triggering event took place on December 31, 2007.

If Mr. Vick’s employment is terminated either by CVR Energy without cause and other than for disability or by Mr. Vick for good reason (as these terms are defined in Mr. Vick’s employment agreement), then Mr. Vick is entitled to receive as severance (a) salary continuation for 12 months and (b) the continuation of medical benefits for 12 months at active-employee rates or until such time as Mr. Vick becomes eligible for medical benefits from a subsequent employer. The estimated total amounts of these payments are set forth in the table below. As a condition to receiving the salary continuation and continuation of medical benefits, Mr. Vick must (a) execute, deliver and not revoke a general release of claims and (b) abide by restrictive covenants. The agreement requires Mr. Vick to abide by a perpetual restrictive covenant relating to non-disclosure. The agreement also includes covenants relating to non-solicitation and non-competition during Mr. Vick’s employment and for one year following termination of employment.

		Estimated Dollar Value of
Name	Total Severance Payments	Medical Benefits
Kevan A. Vick (severance if terminated without cause or resigns for good reason)	$225,000	$11,998

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our units following this offering by:

•	each of our managing general partner’s directors;

•	each of our managing general partner’s executive officers;

•	each of our general partners;

•	each unitholder known by us to beneficially hold five percent or more of our outstanding units; and

•	all of our managing general partner’s named executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all units beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our beneficial owners is c/o CVR Partners, LP, 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479. The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described under “Underwriting”.

	Common Units		Subordinate GP		Percentage of
	and GP Units to be		Units to be		Total Units
	Beneficially Owned		Beneficially Owned		to be
	Following this		Following this		Beneficially
Name of	Offering(1)		Offering		Owned(2)
Beneficial Owner	Number	Percent	Number	Percent	Percent

CVR Special GP, LLC(3)	18,750,000	46.9%	16,000,000	100%	86.9%
CVR GP, LLC(4)	—	—	—	—	—
John J. Lipinski	—	—	—	—	—
Stanley A. Riemann	—	—	—	—	—
James T. Rens	—	—	—	—	—
Edmund S. Gross	—	—	—	—	—
Kevan A. Vick	—	—	—	—	—
Christopher Swanberg	—	—	—	—	—
Scott L. Lebovitz	—	—	—	—	—
George E. Matelich	—	—	—	—	—
Stanley de J. Osborne	—	—	—	—	—
Kenneth A. Pontarelli	—	—	—	—	—
All directors and executive officers of our managing general partner as a group (10 persons)	—	—	—	—	—

*	Less than 1%

(1)	Based on 5,250,000 common units, 18,750,000 GP units and 16,000,000 subordinated GP units outstanding following this offering. The underwriters have an option to purchase up to an additional 787,500 common units from us in this offering. If the underwriters exercise this option in full, (a) the percentage of common units and GP units owned by CVR Special GP, LLC will be reduced to 46.0%, and (b) the percentage of total units beneficially owned by CVR Special GP, LLC will be reduced to 85.2%.

(2)	All units other than those owned by CVR Special GP, LLC are common units.

(3)	CVR Special GP, LLC is an indirect wholly-owned subsidiary of CVR Energy, a publicly traded company. The directors of CVR Energy are Wesley Clark, John J. Lipinski, Regis B. Lippert, Scott L. Lebovitz, George E. Matelich, Stanley de J. Osborne, Kenneth A. Pontarelli and Mark Tomkins.

The units owned by CVR Special GP, as reflected in the table, are GP units and subordinated GP units. The GP units and subordinated GP units automatically convert into common units and subordinated LP units, respectively, when they are sold to an unaffiliated third party. The GP units are convertible into common units at any time at the election of our special general partner.

(4)	CVR GP, LLC is a wholly-owned direct subsidiary of Coffeyville Acquisition III. The Goldman Sachs Funds collectively own 49.32% of the outstanding common units of Coffeyville Acquisition III and the Kelso Funds collectively own 48.55% of the outstanding common units of Coffeyville Acquisition III. The common units of Coffeyville Acquisition III held by the Goldman Sachs Funds consist of: (1) 275,263.698 common units held by GS Capital Partners V Fund, L.P., (2) 142,189.757 common units held by GSCP V Offshore Coffeyville Holdings, L.P., (3) 94,391.723 common units held by GSCP V Institutional Coffeyville Holdings, L.P. and (4) 10,913.240 common units held by GSCP V GmbH Coffeyville Holdings, L.P. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, all of the common units of Coffeyville Acquisition III owned by the Goldman Sachs Funds because affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member of the Goldman Sachs Funds. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the Goldman Sachs Funds. Kenneth A. Pontarelli is a partner managing director of Goldman, Sachs & Co. and Scott L. Lebovitz is a managing director of Goldman, Sachs & Co. Mr. Pontarelli, Mr. Lebovitz, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the common units of Coffeyville Acquisition III owned directly or indirectly by the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any. The common units of Coffeyville Acquisition III held by the Kelso Funds consist of: (1) 412,448.563 common units held by KIA VII CVR Holdco, LLC and (2) 102,130.120 common units held by KEP Fertilizer, LLC. KIA VII CVR Holdco, LLC and KEP Fertilizer, LLC, due to their common control, could be deemed to beneficially own each of the other’s common units of Coffeyville Acquisition III but each disclaims such beneficial ownership. Mr. Matelich and Mr. Osborne are managing members of KIA VII CVR Holdco, LLC and KEP Fertilizer, LLC. Each disclaims beneficial ownership of the common units of Coffeyville Acquisition III owned directly or indirectly by the Kelso Funds, except to the extent of their pecuniary interest therein, if any.

The following table sets forth, as of February 1, 2008, the number of shares of common stock of CVR Energy owned by each of the executive officers and directors of our managing general partner and all directors and executive officers of our managing general partner as a group.

	Shares Beneficially
	Owned As of
	February 1, 2008
Name and Address	Number	Percent

John J. Lipinski(a)	247,471	*
Stanley A. Riemann(b)	–	–
James T. Rens(c)	–	–
Edmund S. Gross(d)	1,000	*
Kevan A. Vick(e)	1,000	*
Christopher G. Swanberg(f)	1,000	*
Scott L. Lebovitz(g)	31,433,360	36.5%
George E. Matelich(h)	31,433,360	36.5%
Stanley de J. Osborne(h)	31,433,360	36.5%
Kenneth A. Pontarelli(g)	31,433,360	36.5%
All directors and executive officers, as a group (10 persons)	63,117,461	73.3%

* Less than 1%

(a)	Mr. Lipinski also indirectly owns 158,285 shares of common stock of CVR Energy through his interests in common units of Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC but does not have the power to vote or dispose of these additional shares.

(b)	Mr. Riemann indirectly owns 97,408 shares of common stock of CVR Energy through his interests in common units of Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC but does not have the power to vote or dispose of these shares.

(c)	Mr. Rens indirectly owns 60,879 shares of common stock of CVR Energy through his interests in common units of Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC but does not have the power to vote or dispose of these shares.

(d)	Mr. Gross also indirectly owns 7,305 shares of common stock of CVR Energy through his interests in common units of Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC but does not have the power to vote or dispose of these additional shares.

(e)	Mr. Vick also indirectly owns 60,880 shares of common stock of CVR Energy through his interests in common units of Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC but does not have the power to vote or dispose of these additional shares.

(f)	Mr. Swanberg also indirectly owns 6,087 shares of common stock of CVR Energy through his interests in common units of Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC but does not have the power to vote or dispose of these additional shares.

(g)	Represents shares owned by Coffeyville Acquisition II LLC which is controlled by the Goldman Sachs Funds. Messrs. Pontarelli and Lebovitz are the sole directors of Coffeyville Acquisition II LLC. GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG and GS Capital Partners V Institutional, L.P. (collectively, the “Goldman Sachs Funds”) are members of Coffeyville Acquisition II LLC and own substantially all of the common units of Coffeyville Acquisition II LLC. The Goldman Sachs Funds’ common units in Coffeyville Acquisition II LLC correspond to 31,125,918 shares of common stock of CVR Energy. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, all of the common stock of CVR Energy owned by Coffeyville Acquisition II LLC through the Goldman Sachs Funds because (i) affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member of the Goldman Sachs Funds and (ii) the Goldman Sachs Funds control Coffeyville Acquisition II LLC and have the power to vote or dispose of the common stock of CVR Energy owned by Coffeyville Acquisition II LLC. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the Goldman Sachs Funds. Shares of CVR Energy that may be deemed to be beneficially owned by the Goldman Sachs Funds consist of: (1) 16,389,665 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V Fund, L.P. and its general partner, GSCP V Advisors, L.L.C., (2) 8,466,218 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V Offshore Fund, L.P. and its general partner, GSCP V Offshore Advisors, L.L.C., (3) 5,620,242 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V Institutional, L.P. and its general partner, GS Advisors V, L.L.C., and (4) 649,793 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V GmbH & Co. KG and its general partner, Goldman, Sachs Capital Management GP GmbH. Kenneth A. Pontarelli is a partner managing director of Goldman, Sachs & Co. and Scott L. Lebovitz is a managing director of Goldman, Sachs & Co. Mr. Pontarelli, Mr. Lebovitz, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the shares of common stock of CVR Energy owned directly or indirectly by the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any. Coffeyville Acquisition II LLC may elect to sell its shares of CVR Energy at any time, subject to the 180-day lock-up agreement entered into in connection with CVR Energy’s initial public offering.

(h)	Represents shares owned by Coffeyville Acquisition LLC which is controlled by the Kelso Funds. Messrs. Matelich and Osborne are the sole directors of Coffeyville Acquisition LLC. Kelso Investment Associates VII, L.P. (“KIA VII”), a Delaware limited partnership, and KEP VI, LLC (“KEP VI”), a Delaware limited liability company, are members of Coffeyville Acquisition LLC and own substantially all of the common units of Coffeyville Acquisition LLC. KIA VII owns common units of Coffeyville Acquisition LLC that correspond to 24,557,883 shares of common stock of CVR Energy, and KEP VI owns common units in Coffeyville Acquisition LLC that correspond to 6,081,000 shares of common stock of CVR Energy. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares of common stock of CVR Energy but each disclaims such beneficial ownership. Messrs. Berney, Bynum, Connors, Goldberg, Loverro, Matelich, Moore, Nickell, Osborne, Wahrhaftig and Wall may be deemed to share beneficial ownership of shares of common stock of CVR Energy owned of record or beneficially owned by KIA VII, KEP VI and Coffeyville Acquisition LLC by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of Messrs. Berney, Bynum, Connors, Goldberg, Loverro, Matelich, Moore, Nickell, Osborne, Wahrhaftig and Wall share investment and voting power with respect to the ownership interests owned by KIA VII, KEP VI and Coffeyville Acquisition LLC but disclaim beneficial ownership of such interests. Coffeyville Acquisition LLC may elect to sell its shares of CVR Energy at any time, subject to the 180-day lock-up agreement entered into in connection with CVR Energy’s initial public offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, our special general partner, a wholly-owned subsidiary of CVR Energy, will own 18,750,000 GP units and 16,000,000 subordinated GP units, representing approximately 87% of our outstanding units (approximately 85% if the underwriters exercise their option to purchase additional common units in full). In addition, our managing general partner will own the IDRs.

Distributions and Payments to Our Managing General Partner, Special General Partner and Their Affiliates

The following table summarizes the distributions and payments made or to be made by us to our special general partner, managing general partner and their affiliates in connection with the formation, ongoing operation and any liquidation of CVR Partners, LP. These distributions and payments were or will be determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our managing general partner as well as our special general partner and its affiliates for the contribution of assets and liabilities to us in October 2007	• 30,333,333 special units, which will be converted in connection with this offering into 18,750,000 GP units and 16,000,000 subordinated GP units.

• The managing general partner interest in us.

• The IDRs.

• Our agreement, contingent on our completing an initial public or private offering, to reimburse Coffeyville Resources for certain capital expenditures made on our behalf, estimated to be approximately $18.4 million.

Offering Stage

Distribution of cash on hand immediately prior to the completion of this offering to our special general partner
• We will distribute all of our cash on hand as of the closing of this offering, estimated to be $40.0 million, including the settlement of net intercompany balances at the time of such distribution, to our special general partner.

Reimbursement to Coffeyville Resources for capital expenditures it made on our behalf	• We will use approximately $18.4 million of the proceeds of this offering to reimburse Coffeyville Resources for certain capital expenditures made on our behalf prior to October 24, 2007.

Operational Stage

Distribution of available cash to our managing general partner and our special general partner and their affiliates	We will generally make cash distributions of all available cash to the unitholders pro rata, including the special general partner, as the holder of 18,750,000 GP units and 16,000,000 subordinated GP units. Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our special general partner would receive $52.1 million on its GP units and subordinated GP units for such four-quarter period.

In addition, after we have distributed all aggregate adjusted operating surplus through December 31, 2009, and if quarterly distributions exceed the target distribution levels, then our managing general partner will be entitled to increasing percentages of the distributions, up to 48% of the distributions above the highest target level, pursuant to its IDRs.

Distribution of cash received in respect of our pre-IPO account receivables	We will distribute all cash received by us or our subsidiaries in respect of accounts receivable existing as of the closing of this offering ($2.8 million as of December 31, 2007) to our special general partner.

Payments to our managing general partner and its affiliates	We will reimburse our managing general partner and its affiliates for all expenses incurred on our behalf. In addition we will reimburse CVR Energy for certain operating expenses and for the provision of various general and administrative services for our benefit under the services agreement.

Withdrawal or removal of our managing general partner	If our managing general partner withdraws or is removed, its managing general partner interest and its IDRs (as well as any IDRs owned by its affiliates) will either be sold to the new managing general partner for cash or converted into common units for an amount equal to the fair market value of that interest. See “The Partnership Agreement — Withdrawal or Removal of Our Managing General Partner”.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our managing general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with CVR Energy

In connection with the formation of CVR Partners and the initial public offering of CVR Energy in October 2007, we entered into several agreements with CVR Energy and its affiliates that govern the business relations among us, CVR Energy and our managing general partner. In addition, we have entered into or will enter into various new agreements and amendments to existing agreements that will effect the offering transactions, including the transfer of special limited partner interests to our special general partner and the conversion of special limited partner interests and special general partner interests into GP units and subordinated GP units. The agreements being amended include our partnership agreement, the terms of which are more fully described under “The Partnership Agreement” and elsewhere in this prospectus. These agreements were not the result of arm’s-length negotiations and the terms of these agreements are not necessarily at least as favorable to the parties to these agreements as terms which could have been obtained from unaffiliated third parties. For a description of the financial impact of our agreements with CVR Energy and its affiliates see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Agreements with CVR Energy”.

Contribution, Conveyance and Assumption Agreement

In connection with our formation, in October 2007 we entered into a contribution, conveyance and assumption agreement, or the contribution agreement, with our managing general partner, our special general partner, and Coffeyville Resources.

Pursuant to the contribution agreement, Coffeyville Resources transferred CVR Energy’s fertilizer business to us in exchange for (1) the issuance to our special general partner of 30,303,000 special GP units (2) the issuance to Coffeyville Resources of 30,333 special LP units (3) the issuance to our managing general partner of the managing general partner interest in us and the IDRs and (4) our agreement, contingent on our completing an initial public or private offering, to reimburse CVR Energy for capital expenditures it incurred during the two year period prior to the sale of the managing general partner to Coffeyville Acquisition III, as described below, in connection with the operations of the nitrogen fertilizer plant, estimated to be approximately $18.4 million. We assumed all liabilities arising out of or related to the ownership of the nitrogen fertilizer business to the extent arising or accruing on and after the date of transfer.

Coke Supply Agreement

We entered into a coke supply agreement with CVR Energy in October 2007 pursuant to which CVR Energy supplies us with pet coke. This agreement provides that CVR Energy must deliver to us during each calendar year an annual required amount of pet coke equal to the lesser of (i) 100 percent of the pet coke produced at its petroleum refinery or (ii) 500,000 tons of pet coke. We are also obligated to purchase this annual required amount. If during a calendar month CVR Energy produces more than 41,667 tons of pet coke, then we will have the option to purchase the excess at the purchase price provided for in the agreement. If we decline to exercise this option, CVR Energy may sell the excess to a third party.

The price which we will pay for the pet coke will be based on the lesser of a coke price derived from the price received by us for UAN (subject to a UAN-based price ceiling and floor) and a coke index price but in no event will the pet coke price be less than zero. We will also pay any taxes associated with the sale, purchase, transportation, delivery, storage or consumption of the pet coke. We will be entitled to offset any amount payable for the pet coke against any amount due from CVR Energy under the feedstock and shared services agreement between the parties. If we fail to pay an invoice on time, we will pay interest on the outstanding amount payable at a rate of three percent above the prime rate.

In the event CVR Energy delivers pet coke to us on a short term basis and such pet coke is off-specification on more than 20 days in any calendar year, there will be a price adjustment to compensate us and/or capital contributions will be made to us to allow us to modify our equipment to process the pet coke received. If CVR Energy determines that there will be a change in pet coke quality on a long term basis, then it will be required to notify us of such change with at least three years’ notice. We will then determine the appropriate changes necessary to our nitrogen fertilizer plant in order to process such off-specification coke. CVR Energy will compensate us for the cost of making such modifications and/or adjust the price of pet coke on a mutually agreeable commercially reasonable basis.

The terms of the coke supply agreement provide benefits both to us and CVR Energy’s petroleum business. The cost of the pet coke supplied by CVR Energy to us in most cases will be lower than the price which we otherwise would pay to third parties. The cost to us will be lower both because the actual price paid will be lower and because we will pay significantly reduced transportation costs (since the pet coke is supplied by an adjacent facility which will involve no freight or tariff costs). In addition, because the cost we pay will be formulaically related to the price received for UAN (subject to a UAN based price floor and ceiling), we will enjoy lower pet coke costs during periods of lower revenues regardless of the prevailing pet coke market.

In return for CVR Energy receiving a potentially lower price for coke in periods when the coke price is impacted by lower UAN prices, it enjoys the following benefits associated with the disposition of a low value by-product of the refining process: avoiding the capital cost and operating expenses associated with coke handling; enjoying flexibility in its crude slate and operations as a result of not being required to meet a specific coke quality; avoiding the administration, credit risk and marketing fees associated with selling coke; and obtaining a contractual right of first refusal to a secure and reliable long-term source of hydrogen from us to back up the refinery’s own internal hydrogen production. CVR Energy requires hydrogen in order to remove sulfur from diesel fuel and gasoline.

We may be obligated to provide security for our payment obligations under the agreement if in CVR Energy’s sole judgment there is a material adverse change in our financial condition or liquidity position or in our ability to make payments. This security shall not exceed an amount equal to 21 times the average daily dollar value of pet coke we purchase for the 90-day period preceding the date on which CVR Energy gives us notice that it has deemed that a material adverse change has occurred. Unless otherwise agreed by CVR Energy and us, we can provide such security by means of a standby or documentary letter of credit, prepayment, a surety instrument, or a combination of the foregoing. If we do not provide such security, CVR Energy may require us to pay for future deliveries of pet coke on a cash-on-delivery basis, failing which it may suspend delivery of pet coke until such security is provided and terminate the agreement upon 30 days’ prior written notice. Additionally, we may terminate the agreement within 60 days of providing security, so long as we provide five days’ prior written notice.

The agreement has an initial term of 20 years, which will be automatically extended for successive five year renewal periods. Either party may terminate the agreement by giving notice no later than three years prior to a renewal date. The agreement is also terminable by mutual consent of the parties or if a party breaches the agreement and does not cure within applicable cure periods. Additionally, the agreement may be terminated in some circumstances if substantially all of the operations at our nitrogen fertilizer plant or the refinery are permanently terminated, or if either party is subject to a bankruptcy proceeding or otherwise becomes insolvent.

Either party may assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements.

The agreement contains an obligation to indemnify the other party and its affiliates against liability arising from breach of the agreement, negligence, or willful misconduct by the indemnifying party or its affiliates. The indemnification obligation will be reduced, as applicable, by amounts actually recovered by the indemnified party from third parties or insurance coverage. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from either party or certain affiliates.

Feedstock and Shared Services Agreement

We entered into a feedstock and shared services agreement with CVR Energy in October 2007 under which we and CVR Energy provide feedstock and other services to each other. These feedstocks and services are utilized in the respective production processes of CVR Energy’s refinery and our nitrogen fertilizer plant. Feedstocks provided under the agreement include, among others, hydrogen, high-pressure steam, nitrogen, instrument air, oxygen and natural gas.

We are obligated to provide CVR Energy hydrogen from time to time. The agreement provides hydrogen supply and pricing terms for circumstances where the refinery requires more hydrogen than it can generate. Although we expect to continue to provide hydrogen to CVR Energy for at least the rest of 2008 as we have done in prior years, we believe that the transfer of hydrogen to CVR Energy’s petroleum operations will decrease, to some extent, during 2008 because CVR Energy’s new continuous catalytic reformer will produce hydrogen for CVR Energy. We understand that a project under consideration by CVR Energy will further reduce hydrogen transfers to CVR Energy’s refinery. In connection with the closing of this offering, we intend to amend the feedstock and shared services agreement to provide that we will only be obligated to provide hydrogen to CVR Energy upon its demand if, in the sole discretion of the board of directors of our managing general partner, sales of hydrogen to the refinery would not adversely affect our tax treatment. See “Material Tax Consequences — Partnership Status”.

The agreement provides that both parties must deliver high-pressure steam to one another under certain circumstances. We must make available to CVR Energy any high-pressure steam produced by the nitrogen fertilizer plant that is not required for the operation of the nitrogen fertilizer plant. CVR Energy must use commercially reasonable efforts to provide high-pressure steam to us for purposes of allowing us to commence and recommence operation of the nitrogen fertilizer plant from time to time, and also for use at the Linde air separation plant adjacent to CVR Energy’s facility. CVR Energy is not required to provide such high-pressure steam if doing so would have a material adverse effect on the refinery’s operations. The price for such high pressure steam is calculated using a formula that is based on steam flow and the price of natural gas as published in “Inside F.E.R.C.’s Gas Market Report” under the heading “Prices of Spot Gas delivered to Pipelines” for Southern Star Central Gas Pipeline, Inc. for Texas, Oklahoma and Kansas.

We are also obligated to make available to CVR Energy any nitrogen produced by the Linde air separation plant that is not required for the operation of our nitrogen fertilizer plant, as determined by us in a commercially reasonable manner. The price for the nitrogen is based on a cost of $0.035 cents per kilowatt hour, as adjusted to reflect changes in our electric bill.

The agreement also provides that both we and CVR Energy must deliver instrument air to one another in some circumstances. We must make instrument air available for purchase by CVR Energy at a minimum flow rate, to the extent produced by the Linde air separation plant and available to us. The price for such instrument air is $18,000 per month, prorated according to the number of days of use per month, subject to certain adjustments, including adjustments to reflect changes in our electric bill. To the extent that instrument air is not available from the Linde air separation plant and is available from CVR Energy, CVR Energy is required to make instrument air available to us for purchase at a price of $18,000 per month, prorated according to the number of days of use per month, subject to certain adjustments, including adjustments to reflect changes in CVR Energy’s electric bill.

With respect to oxygen requirements, we are obligated to provide oxygen produced by the Linde air separation plant and made available to us to the extent that such oxygen is not required for operation of our nitrogen fertilizer plant. The oxygen is required to meet certain specifications and is to be sold at a fixed price.

The agreement also addresses the means by which we and CVR Energy obtain natural gas. Currently, natural gas is delivered to both our nitrogen fertilizer plant and the refinery pursuant to a contract between CVR Energy and Atmos Energy Corp., or Atmos. Under the feedstock and shared services agreement, we will reimburse CVR Energy for natural gas transportation and natural gas supplies purchased on our behalf. At our request or at the request of CVR Energy, in order to supply us with natural gas directly, both parties will be required to use their commercially reasonable efforts to (i) add us as a party to the current contract with Atmos or reach some other mutually acceptable accommodation with Atmos whereby both we and CVR Energy would each be able to receive, on an individual basis, natural gas transportation service from Atmos on similar terms and conditions as set forth in the current contract, and (ii) purchase natural gas supplies on their own account.

The agreement also addresses the allocation of various other feedstocks, services and related costs between the parties. Sour water, water for use in fire emergencies and costs associated with security services are all allocated between the two parties by the terms of the agreement. The agreement also requires us to reimburse CVR Energy for utility costs related to a sulfur processing agreement between Tessenderlo Kerley, Inc., or Tessenderlo Kerley, and CVR Energy. We have a similar agreement with Tessenderlo Kerley. Otherwise, costs relating to both our and CVR Energy’s existing agreements with Tessenderlo Kerley are allocated equally between the two parties except in certain circumstances.

The parties may temporarily suspend the provision of feedstocks or services pursuant to the terms of the agreement if repairs or maintenance are necessary on applicable facilities. Additionally, the agreement imposes minimum insurance requirements on the parties and their affiliates.

The agreement has an initial term of 20 years, which will be automatically extended for successive five-year renewal periods. Either party may terminate the agreement, effective upon the last day of a term, by giving notice no later than three years prior to a renewal date. The agreement will also be terminable by mutual consent of the parties or if one party breaches the agreement and does not cure within applicable cure periods and the breach materially and adversely affects the ability of the terminating party to operate its facility. Additionally, the agreement may be terminated in some circumstances if substantially all of the operations at the nitrogen fertilizer plant or the refinery are permanently terminated, or if either party is subject to a bankruptcy proceeding, or otherwise becomes insolvent.

Either party is entitled to assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements. The agreement contains an obligation to indemnify the other party and its affiliates against liability arising from breach of the agreement, negligence, or willful misconduct by the indemnifying party or its affiliates. The indemnification obligation will be reduced, as applicable, by amounts actually recovered by the indemnified party from third parties or insurance coverage. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from either party or certain affiliates.

Raw Water and Facilities Sharing Agreement

We entered into a raw water and facilities sharing agreement with CVR Energy in October 2007 which (i) provides for the allocation of raw water resources between the refinery and our nitrogen fertilizer plant and (ii) provides for the management of the water intake system (consisting primarily of a water intake structure, water pumps, meters, and a short run of piping between the intake structure and the origin of the separate pipes that transport the water to each facility) which draws raw water from the Verdigris River for both our facility and CVR Energy’s refinery. This agreement provides that a water management team consisting of one representative from each party to the agreement will manage the Verdigris River water intake system. The water intake system is owned and operated by CVR Energy. The agreement provides that both companies have an undivided one-half interest in the water rights which will allow the water to be removed from the Verdigris River for use at our nitrogen fertilizer plant and CVR Energy’s refinery.

The agreement provides that both our nitrogen fertilizer plant and the refinery are entitled to receive sufficient amounts of water from the Verdigris River each day to enable them to conduct their businesses at their appropriate operational levels. However, if the amount of water available from the Verdigris River is insufficient to satisfy the operational requirements of both facilities, then such water shall be allocated between the two facilities on a prorated basis. This prorated basis will be determined by calculating the percentage of water used by each facility over the two calendar years prior to the shortage, making appropriate adjustments for any operational outages involving either of the two facilities.

Costs associated with operation of the water intake system and administration of water rights will be allocated on a prorated basis, calculated by CVR Energy based on the percentage of water used by each facility during the calendar year in which such costs are incurred. However, in certain circumstances, such as where one party bears direct responsibility for the modification or repair of the water pumps, one party will bear all costs associated with such activity. Additionally, we must reimburse CVR Energy for electricity required to operate the water pumps on a prorated basis that is calculated monthly.

Either we or CVR Energy are entitled to terminate the agreement by giving at least three years’ prior written notice. Between the time that notice is given and the termination date, CVR Energy must cooperate with us to allow us to build our own water intake system on the Verdigris River to be used for supplying water to our nitrogen fertilizer plant. CVR Energy is required to grant easements and access over its property so that we can construct and utilize such new water intake system, provided that no such easements or access over CVR Energy’s property shall have a material adverse affect on its business or operations at the refinery. We will bear all costs and expenses for such construction if we are the party that terminated the original water sharing agreement. If CVR Energy terminates the original water sharing agreement, we may either install a new water intake system at our own expense, or require CVR Energy to sell the existing water intake system to us for a price equal to the depreciated book value of the water intake system as of the date of transfer.

Either party may assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements. The parties may obtain injunctive relief to enforce their rights under the agreement. The agreement contains an obligation to indemnify the other party and its affiliates against liability arising from breach of the agreement, negligence, or willful misconduct by the indemnifying party or its affiliates. The indemnification obligation will be reduced, as applicable, by amounts actually recovered by the indemnified party from third parties or insurance coverage. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from either party or certain affiliates.

The term of the agreement is perpetual unless (1) the agreement is terminated by either party upon three years’ prior written notice in the manner described above or (2) the agreement is otherwise terminated by the mutual written consent of the parties.

Real Estate Transactions

Land Transfer.  CVR Energy has transferred to us certain parcels of land, including land where we expect to expand the nitrogen fertilizer facility.

Cross-Easement Agreement.  We entered into a cross-easement agreement with CVR Energy in October 2007 so that both we and CVR Energy can access and utilize each other’s land in certain circumstances in order to operate our respective businesses. The agreement grants easements for the benefit of both parties and establishes easements for operational facilities, pipelines, equipment, access, and water rights, among other easements. The intent of the agreement is to structure easements which provides flexibility for both parties to develop their respective properties, without depriving either party of the benefits associated with the continuous reasonable use of the other party’s property.

The agreement provides that facilities located on each party’s property will generally be owned and maintained by the property-owning party; provided, however, that in certain specified cases where a facility that benefits one party is located on the other party’s property, the benefited party will have the right to use, and will be responsible for operating and maintaining, the overlapping facility.

The easements granted under the agreement are non-exclusive to the extent that future grants of easements do not interfere with easements granted under the agreement. The duration of the easements granted under the agreement will vary, and some will be perpetual. Easements pertaining to certain facilities that are required to carry out the terms of our other agreements with CVR Energy will terminate upon the termination of such related agreements. We have obtained a water rights easement from CVR Energy which is perpetual in duration. See “— Raw Water and Facilities Sharing Agreement”.

The agreement contains an obligation to indemnify, defend and hold harmless the other party against liability arising from negligence or willful misconduct by the indemnifying party. The agreement also requires the parties to carry minimum amounts of employer’s liability insurance, commercial general liability insurance, and other types of insurance. If either party transfers its fee simple ownership interest in the real property governed by the agreement, the new owner of the real property will be deemed to have assumed all of the obligations of the transferring party under the agreement, except that the transferring party will retain liability for all obligations under the agreement which arose prior to the date of transfer.

Lease Agreement.  We have entered into a five-year lease agreement with CVR Energy under which we lease certain office and laboratory space. This agreement expires in October 2012.

Environmental Agreement

We entered into an environmental agreement with CVR Energy in October 2007 which provides for certain indemnification and access rights in connection with environmental matters affecting the refinery and the nitrogen fertilizer plant. Generally, both we and CVR Energy have agreed to indemnify and defend each other and each other’s affiliates against liabilities associated with certain hazardous materials and violations of environmental laws that are a result of or caused by the indemnifying party’s actions or business operations. This obligation extends to indemnification for liabilities arising out of off-site disposal of certain hazardous materials. Indemnification obligations of the parties will be reduced by applicable amounts recovered by an indemnified party from third parties or from insurance coverage.

To the extent that one party’s property experiences environmental contamination due to the activities of the other party and the contamination is known at the time the agreement was entered into, the contaminating party is required to implement all government-mandated environmental activities relating to the contamination, or else indemnify the property-owning party for expenses incurred in connection with implementing such measures.

To the extent that liability arises from environmental contamination that is caused by CVR Energy but is also commingled with environmental contamination caused by us, CVR Energy may elect in its sole discretion and at its own cost and expense to perform government mandated environmental activities relating to such liability, subject to certain conditions and provided that CVR Energy will not waive any rights to indemnification or compensation otherwise provided for in the agreement.

The agreement also addresses situations in which a party’s responsibility to implement such government-mandated environmental activities as described above may be hindered by the property-owning party’s creation of capital improvements on the property. If a contaminating party bears such responsibility but the property-owning party desires to implement a planned and approved capital improvement project on its property, the parties must meet and attempt to develop a soil management plan together. If the parties are unable to agree on a soil management plan 30 days after receiving notice, the property-owning party may proceed with its own commercially reasonable soil management plan. The contaminating party is responsible for the costs of disposing of hazardous materials pursuant to such plan.

If the property-owning party needs to do work that is not a planned and approved capital improvement project but is necessary to protect the environment, health, or the integrity of the property, other procedures will be implemented. If the contaminating party still bears responsibility to implement government-mandated environmental activities relating to the property and the property-owning party discovers contamination caused by the other party during work on the capital improvement project, the property-owning party will give the contaminating party prompt notice after discovery of the contamination, and will allow the contaminating party to inspect the property. If the contaminating party accepts responsibility for the contamination, it may proceed with government-mandated environmental activities relating to the contamination, and it will be responsible for the costs of disposing of hazardous materials relating to the contamination. If the contaminating party does not accept responsibility for such contamination or fails to diligently proceed with government-mandated environmental activities related to the contamination, then the contaminating party must indemnify and reimburse the property-owning party upon the property-owning party’s demand for costs and expenses incurred by the property-owning party in proceeding with such government-mandated environmental activities.

The agreement also provides for indemnification in the case of contamination or releases of hazardous materials that are present but unknown at the time the agreement is entered into to the extent such contamination or releases are identified in reasonable detail during the period ending five years after the date of the agreement. The agreement further provides for indemnification in the case of contamination or releases which occur subsequent to the date the agreement is entered into. If one party causes such contamination or release on the other party’s property, the latter party must notify the contaminating party, and the contaminating party must take steps to implement all government-mandated environmental activities relating to the contamination, or else indemnify the property-owning party for the costs associated with doing such work.

The agreement also grants each party reasonable access to the other party’s property for the purpose of carrying out obligations under the agreement. However, both parties must keep certain information relating to the environmental conditions on the properties confidential. Furthermore, both parties are prohibited from investigating soil or groundwater conditions except as required for government-mandated environmental activities, in responding to an accidental or sudden contamination of certain hazardous materials, or in connection with implementation of a comprehensive coke management plan as discussed below.

In accordance with the agreement, the parties developed a comprehensive coke management plan after the execution of the environmental agreement. The plan established procedures for the management of pet coke and the identification of significant pet coke-related contamination. Also, the parties agreed to indemnify and defend one another and each other’s affiliates against liabilities arising under the coke management plan or relating to a failure to comply with or implement the coke management plan.

Either party will be entitled to assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements. The term of the agreement is for at least 20 years, or for so long as the feedstock and shared services agreement is in force, whichever is longer. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from either party or certain of its affiliates.

We intend to enter into a supplement to the environmental agreement prior to the consummation of this offering to confirm that CVR Energy remains responsible for existing environmental conditions on land transferred by CVR Energy to us.

Indemnity and Transition Services Agreement

Prior to the completion of this offering, we intend to enter into an indemnity and transition services agreement with CVR Energy which will (1) contain the terms on which we and CVR Energy will provide certain enumerated services to each other following this offering and (2) provide that CVR Energy will indemnify us in connection with all damages we have incurred or may incur after December 31, 2007 related to the flood that occurred during the weekend of June 30, 2007. See “Business — Flood”.

Omnibus Agreement

We entered into an omnibus agreement with our managing general partner and CVR Energy in October 2007. The following discussion describes the material terms of the omnibus agreement.

Under the omnibus agreement we have agreed not to, and will cause our controlled affiliates not to, engage in, whether by acquisition or otherwise, (i) the ownership or operation within the United States of any refinery with processing capacity greater than 20,000 bpd whose primary business is producing transportation fuels or (ii) the ownership or operation outside the United States of any refinery, regardless of its processing capacity or primary business, or a refinery restricted business, in either case, for so long as CVR Energy and certain of its affiliates continue to own at least 50% of our outstanding units. The restrictions will not apply to:

•	any refinery restricted business acquired as part of a business or package of assets if a majority of the value of the total assets or business acquired is not attributable to a refinery restricted business, as determined in good faith by our managing general partner’s board of directors; however, if at any time we complete such an acquisition, we must, within 365 days of the closing of the transaction, offer to sell the refinery-related assets to CVR Energy for their fair market value plus any additional tax or other similar costs that would be required to transfer the refinery-related assets to CVR Energy separately from the acquired business or package of assets;

•	engaging in any refinery restricted business subject to the offer to CVR Energy described in the immediately preceding bullet point pending CVR Energy’s determination whether to accept such offer and pending the closing of any offers CVR Energy accepts;

•	engaging in any refinery restricted business if CVR Energy has previously advised us that it has elected not to cause it to acquire or seek to acquire such business; or

•	acquiring up to 9.9% of any class of securities of any publicly traded company that engages in any refinery restricted business.

Under the omnibus agreement, CVR Energy has agreed not to, and will cause its controlled affiliates other than us not to, engage in, whether by acquisition or otherwise, the production, transportation or distribution, on a wholesale basis, of fertilizer in the contiguous United States, or a fertilizer restricted business, for so long as CVR Energy and certain of its affiliates continue to own at least 50% of our outstanding units. The restrictions do not apply to:

•	any fertilizer restricted business acquired as part of a business or package of assets if a majority of the value of the total assets or business acquired is not attributable to a fertilizer restricted business, as determined in good faith by CVR Energy’s board of directors, as applicable; however, if at any time CVR Energy completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the fertilizer-related assets to us for their fair market value plus any additional tax or other similar costs that would be required to transfer the fertilizer-related assets to us separately from the acquired business or package of assets;

•	engaging in any fertilizer restricted business subject to the offer to us described in the immediately preceding bullet point pending our determination whether to accept such offer and pending the closing of any offers the we accept;

•	engaging in any fertilizer restricted business if we have previously advised CVR Energy that we have elected not to acquire such business; or

•	acquiring up to 9.9% of any class of securities of any publicly traded company that engages in any fertilizer restricted business.

Under the omnibus agreement, CVR Energy has also agreed that we have a preferential right to acquire any assets or group of assets that do not constitute (i) assets used in a refinery restricted business or (ii) assets used in a fertilizer restricted business. In determining whether to cause us to exercise any preferential right under the omnibus agreement, our managing general partner will be permitted to act in its sole discretion, without any fiduciary obligation to us or the unitholders whatsoever (including CVR Energy). These obligations will continue until such time as CVR Energy and certain of its affiliates cease to own at least 50% of our outstanding units.

Services Agreement

We entered into a services agreement with our managing general partner and CVR Energy in October 2007 pursuant to which we and our managing general partner obtain certain management and other services from CVR Energy. The agreement will be amended prior to the consummation of this offering. Under this agreement, our managing general partner has engaged CVR Energy to conduct our day-to-day business operations. CVR Energy provides us with the following services under the agreement, among others:

•	services from CVR Energy’s employees in capacities equivalent to the capacities of corporate executive officers, except that those who serve in such capacities under the agreement shall serve us on a shared, part-time basis only, unless we and CVR Energy agree otherwise;

•	administrative and professional services, including legal, accounting services, human resources, insurance, tax, credit, finance, government affairs and regulatory affairs;

•	management of our property and the property of our operating subsidiary in the ordinary course of business;

•	recommendations on capital raising activities to the board of directors of our managing general partner, including the issuance of debt or equity interests, the entry into credit facilities and other capital market transactions;

•	managing or overseeing litigation and administrative or regulatory proceedings, and establishing appropriate insurance policies for us, and providing safety and environmental advice;

•	recommending the payment of distributions; and

•	managing or providing advice for other projects, including acquisitions, as may be agreed by CVR Energy and our managing general partner from time to time.

As payment for services provided under the agreement, we, our managing general partner, or Coffeyville Resources Nitrogen Fertilizers, our operating subsidiary, must pay CVR Energy (i) all costs incurred by CVR Energy in connection with the employment of its employees, other than administrative personnel, who provide us services under the agreement on a full-time basis, but excluding share-based compensation; (ii) a prorated share of costs incurred by CVR Energy in connection with the employment of its employees, other than administrative personnel, who provide us services under the agreement on a part-time basis, but excluding share-based compensation, and such prorated share shall be determined by CVR Energy on a commercially reasonable basis, based on the percent of total working time that such shared personnel are engaged in performing services for us; (iii) a prorated share of certain administrative costs, including payroll, office costs, services by outside vendors, other sales, general and administrative costs and depreciation and amortization; and (iv) various other administrative costs in accordance with the terms of the agreement, including travel, insurance, legal and audit services, government and public relations and bank charges. We must pay CVR Energy within 15 days for invoices they submit under the agreement.

We and our managing general partner are not required to pay any compensation, salaries, bonuses or benefits to any of CVR Energy’s employees who provide services to us or our managing general partner on a full-time or part-time basis; CVR Energy will continue to pay their compensation. However, personnel performing the actual day-to-day business and operations at the nitrogen fertilizer plant level will be employed directly by us and our subsidiaries, and we will bear all personnel costs for these employees.

Either CVR Energy or our managing general partner may temporarily or permanently exclude any particular service from the scope of the agreement upon 90 days’ notice. CVR Energy also has the right to delegate the performance of some or all of the services to be provided pursuant to the agreement to one of its affiliates or any other person or entity, though such delegation does not relieve CVR Energy from its obligations under the agreement. Beginning one year after the completion of this offering, either CVR Energy or our managing general partner may terminate the agreement upon at least 90 days’ notice, but not more than one year’s notice. Furthermore, our managing general partner may terminate the agreement immediately if CVR Energy becomes bankrupt, or dissolves and commences liquidation or winding-up.

In order to facilitate the carrying out of services under the agreement, we, on the one hand, and CVR Energy and its affiliates, on the other, have granted one another certain royalty-free, non-exclusive and non-transferable rights to use one another’s intellectual property under certain circumstances.

The agreement also contains an indemnity provision whereby we, our managing general partner, and Coffeyville Resources Nitrogen Fertilizers, as indemnifying parties, agree to indemnify CVR Energy and its affiliates (other than the indemnifying parties themselves) against losses and liabilities incurred in connection with the performance of services under the agreement or any breach of the agreement, unless such losses or liabilities arise from a breach of the agreement by CVR Energy or other misconduct on its part, as provided in the agreement. The agreement also contains a provision stating that CVR Energy is an independent contractor under the agreement and nothing in the agreement may be construed to impose an implied or express fiduciary duty owed by CVR Energy, on the one hand, to the recipients of services under the agreement, on the other hand. The agreement prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from CVR Energy or certain affiliates, except in cases of gross negligence, willful misconduct, bad faith, reckless disregard in performance of services under the agreement, or fraudulent or dishonest acts on our part.

For the year ended December 31, 2007, the total amount paid or payable to CVR Energy pursuant to the services agreement was $1.8 million and we paid no other amounts to our managing general partner and its affiliates (other than CVR Energy).

Registration Rights Agreement

We have entered into a registration rights agreement with our special general partner pursuant to which we may be required to register the sale of our common units held by our special general partner (as well as any common units issuable upon conversion of any GP units or subordinated LP units held by it). Under the registration rights agreement, our special general partner has the right to request that we register the sale of common units held by it (and the common units issuable upon conversion of any GP units or subordinated LP units) on its behalf on three occasions including requiring us to make available shelf registration statements permitting sales of common units into the market from time to time over an extended period. In addition, our special general partner has the ability to exercise certain piggyback registration rights with respect to its own securities if we elect to register any of our equity interests. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses. All of our units held by our special general partner will be entitled to these registration rights.

Our Relationship with the Goldman Sachs Funds and the Kelso Funds

The Kelso Funds and the Goldman Sachs Funds are the majority owners of Coffeyville Acquisition and Coffeyville Acquisition II, respectively, each of which owns approximately 36.5% of CVR Energy. CVR Energy indirectly held all of our units prior to the completion of this offering and will indirectly own approximately 87% of our outstanding units following this offering. CVR Energy, which owns our special general partner, has significant joint management rights regarding our business, including rights with respect to the appointment, compensation and termination of our managing general partner’s chief executive officer and chief financial officer, and the right to appoint two directors to the board of directors of our managing general partner.

Our managing general partner is wholly-owned by Coffeyville Acquisition III, which is principally owned by the Goldman Sachs Funds and the Kelso Funds, as well as by Mr. Wesley Clark (who serves on CVR Energy’s board of directors and is an advisor to the Goldman Sachs Funds), Magnetite Asset Investors III L.L.C., and CVR Energy’s executive officers and other members of its management. By virtue of their control of our managing general partner, our special general partner and CVR Energy, the Goldman Sachs Funds and the Kelso Funds control us.

Transactions Among Our Owners

The transactions described in this section are historical transactions involving CVR Energy and its predecessors on the one hand and its and our affiliates on the other hand. Prior to the completion of this offering, CVR Energy owned all of our outstanding interests (other than the IDRs held by our managing general partner), and CVR Energy will continue to own our special general partner and therefore the majority of our partnership interests following the completion of this offering.

Investments in Coffeyville Acquisition

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, between Coffeyville Group Holdings and Coffeyville Acquisition, Coffeyville Acquisition acquired all of the subsidiaries of Coffeyville Group Holdings, which included the nitrogen fertilizer assets that comprise our business. The Goldman Sachs Funds made capital contributions of $112,817,500 to Coffeyville Acquisition and the Kelso Funds made capital contributions of $110,817,500 to Coffeyville Acquisition in connection with the acquisition. The total proceeds received by Pegasus Partners II, L.P. and the other unitholders of Coffeyville Group Holdings, including then current management, in connection with the acquisition was $526,185,017, after repayment of outstanding debt.

Coffeyville Acquisition paid companies related to the Goldman Sachs Funds and the Kelso Funds each equal amounts totaling $6.0 million for the transaction fees related to the acquisition, as well as an additional $0.7 million paid to the Goldman Sachs Funds for reimbursed expenses related to the acquisition.

On September 14, 2005, the Goldman Sachs Funds and the Kelso Funds each invested an additional $5.0 million in Coffeyville Acquisition. On May 23, 2006, the Goldman Sachs Funds and the Kelso Funds each invested an additional $10.0 million in Coffeyville Acquisition. In each case they received additional common units of Coffeyville Acquisition.

Dividends

On December 28, 2006, the directors of Coffeyville Acquisition approved a cash dividend of $244,710,000 to companies related to the Goldman Sachs Funds and the Kelso Funds and $3,360,393 to certain members of CVR Energy’s management, including John J. Lipinski ($914,844), Stanley A. Riemann ($548,070), James T. Rens ($321,180), Kevan A. Vick ($321,180), Robert W. Haugen ($164,680) and Wyatt E. Jernigan ($164,680), as well as Wesley Clark ($241,205).

In connection with the initial public offering of CVR Energy in October 2007, the directors of Coffeyville Acquisition and Coffeyville Acquisition II, respectively, approved a special dividend of $10.6 million to their members, including $5,227,584 to the Goldman Sachs Funds, $5,145,787 to the Kelso Funds and $185,067 to certain members of CVR Energy’s management and Wesley Clark. The common unitholders receiving this special dividend contributed $10.6 million collectively to Coffeyville Acquisition III, which used such amounts to acquire our managing general partner.

Purchase of our managing general partner

In connection with CVR Energy’s initial public offering in October 2007, after CVR Energy contributed the nitrogen fertilizer business to us, the following entities and individuals contributed the following amounts in cash to Coffeyville Acquisition III. Coffeyville Acquisition III used these contributions to purchase our managing general partner from CVR Energy:

Contributing Parties	Amount Contributed

The Goldman Sachs Funds	$5,227,584
The Kelso Funds	5,145,787
John J. Lipinski	68,146
Stanley A. Riemann	16,359
James T. Rens	10,225
Edmund S. Gross	1,227
Robert W. Haugen	4,090
Wyatt E. Jernigan	4,090
Kevan A. Vick	10,225
Christopher G. Swanberg	1,022
Wesley Clark	10,225
Others	101,020

Total Contribution:	$10,600,000

Coffeyville Acquisition III purchased our managing general partner from CVR Energy for $10.6 million, which CVR Energy’s board of directors determined, after consultation with management, represented the fair market value of the managing general partner interest. The valuation of the managing general partner interest was based on a discounted cash flow analysis, using a discount rate commensurate with the risk profile of the managing general partner interest. The key assumptions underlying the analysis were commodity price projections, which were used to estimate our raw material costs and output revenues. Other expenses for our business were estimated based on management’s projections. Our cash distributions were assumed to be flat at expected forward fertilizer prices, with cash reserves developed in periods of high prices and cash reserves reduced in periods of lower prices. Our projected cash distributions to the managing general partner under the terms of our partnership agreement used for the valuation were modeled based on our structure, the managing general partner’s IDRs and management’s expectations regarding our operations, including production volumes and operating costs, which were developed by management based on historical experience. As commodity price curve projections were key assumptions in the discounted cash flow analysis, alternative price curve projections were considered in order to test the reasonableness of these assumptions, which gave management an added level of assurance as to such reasonableness. Price projections were based on information received from Blue Johnson and Associates, a leading fertilizer industry consultant in the United States which we routinely use for fertilizer market analysis. There can be no assurance that the value of the managing general partner will not differ in the future from the amount initially paid for it.

J. Aron & Company

In connection with its refinery operations, CVR Energy entered into a series of agreements with J. Aron, a subsidiary of The Goldman Sachs Group, Inc., including:

•	commodity derivative contracts in the form of three swap agreements for the period from July 1, 2005 through June 30, 2010;

•	a crude oil supply agreement effective from December 30, 2005 through December 31, 2008;

•	certain crude oil, heating oil, and gasoline option agreements on May 16, 2005, which expired unexercised on June 16, 2005;

•	a purchase, storage and sale agreement for gathered crude oil, dated March 20, 2007; and

•	deferral agreements which deferred payment of $123.7 million owed to J. Aron until August 31, 2008.

As a subsidiary of CVR Energy, we are currently a guarantor under the swap agreements with J. Aron. These agreements do not relate to our business, we intend to be removed as a guarantor of these agreements at or before the closing of this offering, and we do not intend to enter into these types of agreements on a going-forward basis.

Consulting and Advisory Agreements

Under the terms of separate consulting and advisory agreements, dated June 24, 2005, between Coffeyville Acquisition and each of Goldman, Sachs & Co. and Kelso & Company, L.P., Coffeyville Acquisition was required to pay an advisory fee of $1,000,000 per year, payable quarterly in advance, to each of Goldman, Sachs & Co. and Kelso & Company, L.P. for consulting and advisory services.

These agreements terminated upon the completion of the initial public offering of CVR Energy in October 2007. Each of Goldman, Sachs & Co. and Kelso & Company, L.P. received a one-time fee of $5 million by reason of such termination in conjunction with CVR Energy’s initial public offering.

Credit Facilities

In connection with the acquisition on June 24, 2005, Coffeyville Resources entered into first lien and second lien credit facilities. Goldman Sachs Credit Partners was a lender, sole lead arranger, sole bookrunner and syndication agent under the first lien credit agreement and a lender and joint lead arranger, joint bookrunner and syndication agent under the second lien credit agreement. At the time these facilities were entered into, Coffeyville Resources paid Goldman Sachs Credit Partners a $22.1 million fee.

The first lien and second lien facilities were refinanced as a single credit facility on December 28, 2006. Goldman Sachs Credit Partners was a joint lead arranger, bookrunner and lender under the amended and restated credit facility. In conjunction with the financing that occurred on December 28, 2006, Coffeyville Resources paid approximately $8.1 million to Goldman Sachs Credit Partners. As a subsidiary of CVR Energy, we are currently a guarantor under this credit facility. We intend to be removed as a guarantor of this facility at or before the closing of this offering.

In August 2007 subsidiaries of Coffeyville Acquisition entered into a $25 million secured facility, a $25 million unsecured facility and a $75 million unsecured facility. Goldman Sachs Credit Partners was the sole arranger and sole bookrunner of each of these facilities. In connection with entering into these three facilities on August 23, 2007, Coffeyville Resources paid approximately $1.3 million in fees and associated expense reimbursement to Goldman Sachs Credit Partners. These facilities were repaid and terminated in October 2007.

Guarantees

During 2007, one of the Goldman Sachs Funds and one of the Kelso Funds each guaranteed 50% of (1) the obligations of Coffeyville Acquisition’s subsidiaries under the $25 million secured facility, the $25 million unsecured facility and the $75 million unsecured facility and (2) Coffeyville Resources’ payment obligations under the swap agreements with J. Aron in the amount of $123.7 million, plus accrued interest. The guarantees of the three credit facilities terminated in October 2007 following CVR Energy’s initial public offering when the three facilities were repaid and terminated.

Split of Coffeyville Acquisition into Coffeyville Acquisition and Coffeyville Acquisition II

Prior to the completion of CVR Energy’s initial public offering in October 2007, the Goldman Sachs Funds, the Kelso Funds, and John J. Lipinski, Stanley A. Riemann, James T. Rens, Edmund Gross, Robert W. Haugen, Wyatt E. Jernigan, Kevan A. Vick, Christopher Swanberg, Wesley Clark, Magnetite Asset Investors III L.L.C. and other members of CVR Energy’s management were members of Coffeyville Acquisition, which owned all of CVR Energy’s capital stock.

In connection with CVR Energy’s initial public offering, Coffeyville Acquisition redeemed all of its outstanding common units held by the Goldman Sachs Funds in exchange for the same number of common units in Coffeyville Acquisition II, a newly formed limited liability company to which Coffeyville Acquisition transferred half of its assets. As a result, CVR Energy was owned equally by Coffeyville Acquisition and Coffeyville Acquisition II. In addition, half of the common units and half of the profits interests in Coffeyville Acquisition held by executive officers and a director were redeemed in exchange for an equal number and type of limited liability interests in Coffeyville Acquisition II. As a result, the Kelso Funds owned substantially all of the common units of Coffeyville Acquisition, the Goldman Sachs Funds owned substantially all of the common units of Coffeyville Acquisition II and executive officers and a director owned an equal number and type of interests in both Coffeyville Acquisition and Coffeyville Acquisition II.

CVR Energy Stockholders Agreement

In connection with CVR Energy’s initial public offering in October 2007, CVR Energy entered into a stockholders agreement with Coffeyville Acquisition and Coffeyville Acquisition II. Pursuant to this agreement, for so long as Coffeyville Acquisition and Coffeyville Acquisition II collectively beneficially own in the aggregate at least 40% of CVR Energy’s outstanding common stock, Coffeyville Acquisition and Coffeyville Acquisition II each have the right to designate two directors to CVR Energy’s board of directors so long as that party holds an amount of CVR Energy common stock that represent 20% or more of its outstanding common stock and one director to CVR Energy’s board of directors so long as that party holds an amount of CVR Energy common stock that represent less than 20% but more than 5% of the outstanding common stock. If Coffeyville Acquisition and Coffeyville Acquisition II cease to collectively beneficially own in the aggregate an amount of CVR Energy common stock that represents at least 40% of the outstanding common stock, the foregoing rights become a nomination right and the parties to the stockholders agreement are not obligated to vote for each other’s nominee. In addition, the stockholders agreement contains certain tag-along rights with respect to certain transfers (other than underwritten offerings to the public) of shares of common stock by the parties to the stockholders agreement.

CVR Energy Registration Rights Agreements

In connection with CVR Energy’s initial public offering, CVR Energy entered into a registration rights agreement with Coffeyville Acquisition and Coffeyville Acquisition II in October 2007 pursuant to which CVR Energy may be required to register the sale of its shares held by Coffeyville Acquisition and Coffeyville Acquisition II and permitted transferees. Under the registration rights agreement, the Goldman Sachs Funds and the Kelso Funds each have the right to request that CVR Energy register the sale of shares held by Coffeyville Acquisition or Coffeyville Acquisition II, as applicable, on their behalf on three occasions including requiring CVR Energy to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, the Goldman Sachs Funds and the Kelso Funds will have the ability to exercise certain piggyback registration rights with respect to their own securities if CVR Energy elects to register any of its equity interests. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses.

CVR Energy also entered into a registration rights agreement in October 2007 with John J. Lipinski. Under the registration rights agreement, Mr. Lipinski has the ability to exercise certain piggyback registration rights with respect to his own securities if any of CVR Energy’s equity interests are offered to the public pursuant to a registration statement. The registration rights agreement also included provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses.

CVR Energy Initial Public Offering

Goldman, Sachs & Co. was the lead underwriter for the initial public offering of CVR Energy in October 2007. Goldman Sachs received customary fees for serving in this capacity.

Transactions Between Our Owners and the Senior Management Team

On June 30, 2005, Coffeyville Acquisition loaned $500,000 to John J. Lipinski, its chief executive officer. This loan accrued interest at the rate of 7% per year. The loan was made in conjunction with Mr. Lipinski’s purchase of 50,000 common units of Coffeyville Acquisition. Mr. Lipinski repaid $150,000 of principal and paid $17,643.84 in interest on January 13, 2006. The unpaid loan balance of $350,000, together with accrued and unpaid interest of $17,989, was forgiven in full in September 2006.

On July 25, 2005, the following executive officers and directors of Coffeyville Acquisition made the following capital contributions to Coffeyville Acquisition: John J. Lipinski, $650,000; Stanley A. Riemann, $400,000; James T. Rens, $250,000; Kevan A. Vick, $250,000; and Chris Swanberg, $25,000. On September 12, 2005, Edmund Gross made a $30,000 capital contribution to Coffeyville Acquisition. On September 20, 2005, Wesley Clark made a $250,000 capital contribution to Coffeyville Acquisition. All but two of the executive officers received common units, operating units and value units of Coffeyville Acquisition and the director received common units of Coffeyville Acquisition.

On December 28, 2006, the directors of Coffeyville Nitrogen Fertilizer, Inc., a subsidiary of Coffeyville Acquisition, approved the issuance of shares of common stock of Coffeyville Nitrogen Fertilizer, par value $0.01 per share, to John J. Lipinski in exchange for $10.00 pursuant to a subscription agreement. Mr. Lipinski also entered into a Stockholders Agreement with Coffeyville Nitrogen Fertilizer and Coffeyville Acquisition at the same time he entered into the subscription agreement. Pursuant to the stockholders agreement, Coffeyville Acquisition had the right to exchange all shares of common stock in Coffeyville Nitrogen Fertilizer held by Mr. Lipinski for such number of common units of Coffeyville Acquisition or equity interests of a wholly-owned subsidiary of Coffeyville Acquisition, in each case having a fair market value equal to the fair market value of the common stock in Coffeyville Nitrogen Fertilizer held by Mr. Lipinski.

On December 28, 2006, the directors of Coffeyville Refining & Marketing, Inc., a subsidiary of Coffeyville Acquisition, approved the issuance of shares of common stock of Coffeyville Refining & Marketing, par value $0.01 per share, to John J. Lipinski in exchange for $10.00 pursuant to a subscription agreement. Mr. Lipinski entered into a stockholders agreement with Coffeyville Refining & Marketing similar to the agreement he entered into with Coffeyville Nitrogen Fertilizers.

In connection with the formation of Coffeyville Refining & Marketing Holdings, Inc. in August 2007, Mr. Lipinski’s shares of common stock in Coffeyville Refining & Marketing were exchanged for an equivalent number of shares of common stock in Coffeyville Refining & Marketing Holdings. Mr. Lipinski also entered into a Stockholders Agreement with Coffeyville Refining & Marketing Holdings and Coffeyville Acquisition at the time of the exchange. Pursuant to the Stockholders Agreement, Coffeyville Acquisition had the right to exchange all shares of common stock in Coffeyville Refining & Marketing Holdings held by Mr. Lipinski for such number of common units of Coffeyville Acquisition or equity interests of a wholly-owned subsidiary of Coffeyville Acquisition, in each case having a fair market value equal to the fair market value of the common stock in Coffeyville Refining & Marketing Holdings held by Mr. Lipinski.

As a result of the subscription agreements entered into in December 2006 and August 2007, Mr. Lipinski owned approximately 0.3128% of Coffeyville Refining and Marketing Holdings and approximately 0.6401% of Coffeyville Nitrogen Fertilizer. In connection with CVR Energy’s initial public offering, Mr. Lipinski exchanged his shares of common stock of Coffeyville Nitrogen Fertilizer and Coffeyville Refining & Marketing Holdings for 247,471 shares of CVR Energy’s common stock.

In April 2007, CVR Energy paid Stanley A. Riemann, its Chief Operating Officer, approximately $220,000 as a relocation incentive in connection with its request for him to relocate from Missouri to Texas.

All decisions regarding Mr. Lipinski’s compensation were approved by the compensation committee of Coffeyville Acquisition and/or CVR Energy without Mr. Lipinski’s participation.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partners and their affiliates (including CVR Energy), on the one hand, and us and our unaffiliated limited partners, on the other hand. Conflicts may arise as a result of (1) the overlap of directors and officers between our managing general partner and CVR Energy, which may result in conflicting obligations by these officers and directors, (2) duties of our managing general partner to act for the benefit of its owners, which may conflict with our interests and the interests of our unaffiliated unitholders, and (3) duties of our special general partner to act for the benefit of CVR Energy and its stockholders, which may conflict with our interests and the interests of our unaffiliated unitholders. The directors and officers of our general partners and their owners have fiduciary duties to manage our general partners in a manner beneficial to their owners. At the same time, our managing general partner has a fiduciary duty to manage us in a manner beneficial to our unitholders and us and our special general partner has a legal duty to exercise its special GP rights (as described in “Management — Management of CVR Partners, LP”) in a manner beneficial to our unitholders.

Whenever a conflict arises between our managing general partner or our special general partner, on the one hand, and us or any other unaffiliated partner, on the other, our managing general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partners’ fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partners will not be in breach of their obligations under our partnership agreement or their duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of the board of directors of our managing general partner, although our managing general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units and GP units, excluding any units owned by the managing general partner or any of its affiliates, although our managing general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our managing general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors or from the common unitholders and GP unitholders. If our managing general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our managing general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

We do not have any executive officers and will rely solely on the executive officers of our managing general partner, who also serve as the senior management team of CVR Energy and its affiliates.

We do not have any executive officers and will rely solely on the executive officers of our managing general partner, who also serve as the senior management team of CVR Energy and its affiliates to operate our business. Although we have entered into a services agreement with CVR Energy under which we compensate CVR Energy for the services of its management, CVR Energy’s management is not required to devote any specific amount of time to our business and may devote a substantial majority of their time to the business of CVR Energy rather than to our business. Moreover, the services agreement may be terminated. In addition, the executive officers of CVR Energy, including its chief executive officer, chief operating officer, chief financial officer and general counsel, will face conflicts of interest if decisions arise in which we and CVR Energy have conflicting points of view.

Our general partners’ affiliates may compete with us.

Our partnership agreement provides that our managing general partner will be restricted from engaging in any business activities other than acting as our managing general partner or those activities incidental to its ownership of interests in us. However, our special general partner will not be restricted from engaging in business activities that are not related to its role as our special general partner. In addition, except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partners are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. See “Certain Relationship and Related Party Transactions — Agreements with CVR Energy — Omnibus Agreement”.

The owners of our managing general partner are not required to share business opportunities with us.

Our partnership agreement provides that the owners of our managing general partner, which include the Goldman Sachs Funds and the Kelso Funds, are permitted to engage in separate businesses which directly compete with us and are not required to share or communicate or offer any potential business opportunities to us even if the opportunity is one that we might reasonably have pursued. The partnership agreement provides that the owners of our managing general partner will not be liable to us or any unitholder for breach of any fiduciary or other duty by reason of the fact that such person pursued or acquired for itself any business opportunity.

Neither our partnership agreement nor any other agreement requires CVR Energy or its affiliates to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. CVR Energy’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of CVR Energy, which may be contrary to our interests.

Because the officers and certain directors of our managing general partner are also directors and/or officers of CVR Energy, such directors and officers have fiduciary duties to CVR Energy that may cause them to pursue business strategies that disproportionately benefit CVR Energy or which otherwise are not in our best interests.

Our general partners are allowed to take into account the interests of parties other than us (such as CVR Energy) in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that reduce the standards to which our general partners would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partners to make a number of decisions in their individual capacity, as opposed to in their capacity as our general partners. This entitles each general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of our managing general partner’s call right and our special general partner’s voting rights with respect to the units it owns, and each general partner’s registration rights and the determination of whether to consent to any merger or consolidation of the partnership or amendment of the partnership agreement.

Our general partners have limited their liability and reduced their fiduciary duties, and have also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	permits our managing general partner to make a number of decisions in its individual capacity, as opposed to its capacity as managing general partner, thereby entitling our managing general partner to consider only the interests and factors that it desires, and imposes no duty or obligation on our managing general partner to give any consideration to any interest of, or factors affecting, our common unitholders;

•	provides that our general partners shall not have any liability to us or our unitholders for decisions made in their capacities as general partners so long as they acted in good faith, meaning they believed that the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our managing general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by our managing general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable”, our managing general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partners and their officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or its officers or directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision, the managing general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Our managing general partner will own all of the incentive distribution rights and will be incentivized to manage our business in a manner which increases the cash flows attributable to such rights.

Our managing general partner will initially hold all of our IDRs. IDRs will give our managing general partner a right, after the aggregate adjusted operating surplus which we generate during the period through December 31, 2009 has been distributed in respect of our common units, GP units and subordinated units, to increasing percentages of our quarterly distributions from operating surplus. Our managing general partner may have an incentive to manage us in a manner that increases these future cash flows rather than in a manner that increases current cash flows.

Our managing general partner may have an incentive to manage us in a manner that it believes is likely to result in distributions on the IDRs rather than in a manner that provides greater assurance of the continuation of regular quarterly distributions on the units. Our managing general partner does not own any of our units, and, in the future, it may not be affiliated with CVR Energy, i.e., the affiliates of the managing general partner may not own any of our units.

Actions taken by our managing general partner may affect the amount of cash distributions to unitholders or accelerate the conversion of our special general partner’s subordinated GP units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our managing general partner regarding such matters as:

•	the expenses associated with being a public company and other general and administrative expenses;

•	interest expense and other financing costs related to current and future indebtedness;

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction, or increase of reserves in any quarter.

In addition, borrowings by us do not constitute a breach of any duty owed by our managing general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partners or their affiliates to receive distributions on any subordinated units held by them or the IDRs; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, GP units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. See “How We Make Cash Distributions — Subordination Period”.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partners and their affiliates.

Our managing general partner and its affiliates are not required to own any of our common units, GP units, subordinated units or IDRs. If our managing general partner and its affiliates were to sell all or substantially all of their units and IDRs, this would heighten the risk that our managing general partner would act to in ways that are more beneficial to itself than our common unitholders.

Upon the closing of this offering, affiliates of our managing general partner will own the majority of our outstanding units and all of the IDRs, but there is no requirement that they continue to do so. The managing general partner and its affiliates are permitted to sell all of their common units, GP units, subordinated units and IDRs, subject to certain limitations contained in our partnership agreement. In addition, the current owners of our managing general partner may sell the equity of the managing general partner to an unrelated third party. If neither the managing general partner nor its affiliates owned any of our units or IDRs, this would heighten the risk that our managing general partner would act in ways that are more beneficial to itself than our common unitholders.

Our managing general partner has the flexibility to cause us to enter into a broad variety of derivative transactions.

Our managing general partner has the flexibility to cause us to enter into a broad variety of derivative transactions covering different time periods, the net cash receipts from which will increase operating surplus and adjusted operating surplus. As a result, our managing general partner may be able to shift the recognition of operating surplus and adjusted operating surplus among periods to increase the distributions that CVR Energy receives on its subordinated units or that it receives on its IDRs or to accelerate the expiration of the subordination period.

We will reimburse our managing general partner and its affiliates, including CVR Energy, for expenses.

We will reimburse our managing general partner and its affiliates, including CVR Energy, for costs incurred in managing and operating us, including overhead costs incurred by CVR Energy in rendering corporate staff and support services to us. Our partnership agreement provides that our managing general partner will determine in good faith the expenses that are allocable to us and that reimbursement of overhead to CVR Energy as described above is fair and reasonable to us. See “Certain Relationships and Related Party Transactions”.

Contracts between us, on the one hand, and our general partners and their affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our managing general partner to determine, in good faith, any amounts to pay itself, the special general partner or their affiliates for any services rendered to us. Our managing general partner may also enter into additional contractual arrangements with any of its affiliates or affiliates of the special general partner on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partners and their affiliates is or will be the result of arm’s-length negotiations.

Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partners and their affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

The prosecution of any disputes or disagreements that could arise in the future under a contract or other agreement between us and our general partners would give rise to an automatic conflict of interest, as a common group of executive officers is likely to be on both sides of the transaction.

Our managing general partner will determine, in good faith, the terms of any of these related party transactions entered into after the completion of this offering.

Our general partners and their affiliates will have no obligation to permit us to use any facilities or assets of our general partners and their affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partners and their affiliates to enter into any contracts of this kind.

Our managing general partner intends to limit the liability of our general partners regarding our obligations.

Our managing general partner intends to limit the liability of our general partners under contractual arrangements so that the other party has recourse only to our assets and not against our general partners or our general partners’ assets. Our partnership agreement provides that any action taken by our managing general partner to limit our general partners’ liability or our liability is not a breach of our managing general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our managing general partner’s limited call right.

Our managing general partner may exercise its right to call common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our managing general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a holder of common units may have his common units purchased from him at an undesirable time or price. See “The Partnership Agreement — Limited Call Right”.

Common unitholders will have no right to enforce obligations of our general partners and their affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partners and their affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partners and their affiliates in our favor.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us in this offering have been retained by our managing general partner or its affiliates. Attorneys, independent accountants and others who perform services for us in the future will be selected by our managing general partner or its conflicts committee and may perform services for our managing general partner and its affiliates. Our counsel in this offering also represented CVR Energy in its initial public offering and continue to represent CVR Energy from time to time. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partners and their affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Except in limited circumstances, our managing general partner has the power and authority to conduct our business without limited partner approval (subject to CVR Energy’s joint management rights).

Under our partnership agreement, our managing general partner has full power and authority to do all things, other than those items that require unitholder approval or special general partner approval or with respect to which our managing general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following (subject to CVR Energy’s joint management rights):

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our managing general partner.

Fiduciary Duties

Our general partners are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our general partners are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by general partners to other partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partners. We have adopted these provisions to allow our general partners or their affiliates to engage in transactions with us that would otherwise be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without such modifications, such transactions could result in violations of our general partners’ state law fiduciary duty standards. We believe this is appropriate and necessary because the board of directors of our managing general partner has fiduciary duties to manage our managing general partner in a manner beneficial to its owners and fiduciary duties to manage us in a manner beneficial to you and our special general partner has duties to exercise its special GP rights (as described in “Management— Management of CVR Partners, LP”) in a manner beneficial to its owner and fiduciary duties to exercise such rights in a manner beneficial to you. Without these modifications, our general partners’ ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partners to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our managing general partner to attract and retain experienced and capable directors. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our managing general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of:

•	the fiduciary duties imposed on our general partners by the Delaware Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of limited partners contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partners and their affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when either of our general partners is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when either of our general partners is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partners would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our managing general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

All conflicts of interest disclosed in this prospectus (including our agreements and other arrangements with CVR Energy) have been approved by all of our partners under the terms of our partnership agreement.

If our managing general partner does not seek approval from the conflicts committee of its board of directors or the common unitholders and GP unitholders, and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partners would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partners, our partnership agreement further provides that our general partners and their officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was unlawful.

Rights and remedies of limited partners	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of it and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. See “Description of Our Units — Transfer of Common Units”. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partners and their respective officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partners or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partners could be indemnified for their negligent or grossly negligent acts if they meet the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable.

CVR Energy Conflicts of Interest Policy

With respect to conflicts of interest between us and CVR Energy, and in particular with respect to contractual arrangements between us and CVR Energy and amendments to existing contractual arrangements, CVR Energy has advised us that it has adopted a conflicts of interest policy to ensure proper review, approval, ratification and disclosure by it of transactions between us and CVR Energy. Under the policy, transactions above $5 million between us and CVR Energy will need to be approved by CVR Energy’s conflicts committee, which consists of CVR Energy directors who have no interest in us or our managing general partner, and transactions above $1 million will need to be either (1) approved by the CVR Energy conflicts committee, (2) no less favorable to CVR Energy than those available from an unrelated third party or (3) taking into account other simultaneous transactions being entered into among the parties, equitable to CVR Energy.

DESCRIPTION OF OUR UNITS

General

Immediately following the completion of this offering, we will have three types of units outstanding: common units, which are being issued in this offering; GP units, which are held by our special general partner; and subordinated GP units, which are held by our special general partner. No subordinated LP units will be outstanding as of the date of this offering. Under certain circumstances described below under “— Our Other Units — Our Subordinated GP Units”, the subordinated GP units held by our special general partner may convert into subordinated LP units. In addition, our managing general partner will own all of our IDRs.

The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges provided under our partnership agreement. For a description of the relative rights and privileges of holders of our common units, GP units, subordinated GP units and IDRs in and to partnership distributions, see this section and “How We Make Cash Distributions”. For a description of the rights and privileges of holders of our common units, GP units, subordinated units under our partnership agreement and IDRs, including voting rights, see “The Partnership Agreement”.

Our Common Units

The common units offered hereby represent limited partner interests in us. The common units are entitled to the same distributions as the GP units. Each common unit is entitled to participate in partnership distributions and to exercise the rights and privileges available to limited partners under our partnership agreement.

Our Other Units

Our GP Units

The GP units represent special general partner interests in us. The GP units are all held by our special general partner, which is a wholly-owned subsidiary of CVR Energy. Each GP unit is entitled to participate in partnership distributions on the same basis as a common unit.

Our special general partner may convert each GP unit into one common unit upon demand at any time. Each GP unit will automatically convert into one common unit immediately prior to the transfer of such GP unit to any person or entity that is not an affiliate of our special general partner. Additionally, the GP units will automatically convert into an equal number of common units if the special general partner and its affiliates cease to own more than 15% of our outstanding units.

Our Subordinated GP Units

The subordinated GP units represent special general partner interests in us. The subordinated GP units are all held by our special general partner. The holders of subordinated GP units are entitled to participate in partnership distributions on a subordinated basis to the common units and GP units.

Each subordinated GP unit will automatically convert into one subordinated LP unit immediately prior to the transfer of such subordinated GP unit to any person or entity that is not an affiliate of our special general partner. The subordinated LP units, if issued, will represent limited partner interests in us that are identical in right of distribution to the subordinated GP units but will not give the holder the special general partner rights described below. Additionally, the subordinated GP units will automatically convert into an equal number of subordinated LP units if the special general partner and its affiliates cease to own more than 15% of our outstanding units. The subordinated GP units may also convert to GP units (or subordinated LP units may convert into common units) if certain tests specified in our partnership agreement are met. See “How We Make Cash Distributions — Subordination Period”.

Special General Partner Rights

Our special general partner, as the holder of the GP units and subordinated GP units, has specified management rights regarding our business.

Our special general partner’s management rights include:

•	appointment rights and consent rights for the termination of employment and compensation of the chief executive officer and chief financial officer of the managing general partner, not to be exercised unreasonably (CVR Energy’s approval for appointment of an officer is deemed given if the officer is an executive officer of CVR Energy);

•	the right to appoint two directors to the board of directors of the managing general partner and one such director to any committee thereof (subject to certain exceptions);

•	consent rights over any merger by us into another entity where:

•	for so long as our special general partner and its affiliates own 50% or more of our units immediately prior to the merger, less than 60% of the equity interests of the resulting entity are owned by our pre-merger unitholders;

•	for so long as our special general partner and its affiliates own 25% or more of our units immediately prior to the merger, less than 50% of the equity interests of the resulting entity are owned by our pre-merger unitholders; and

•	for so long as our special general partner and its affiliates own more than 15% of our units immediately prior to the merger, less than 40% of the equity interests of the resulting entity are owned by our pre-merger unitholders;

•	consent rights over any fundamental change in the conduct of our business;

•	consent rights over any purchase or sale, exchange or other transfer of assets or entities with a purchase/sale price equal to 50% or more of our asset value on the date of determination; and

•	consent rights over any incurrence of indebtedness or issuance of interests in us with rights to distribution or in liquidation ranking prior or senior to the GP units, in either case in excess of $125 million, increased by 80% of the purchase price for assets or entities whose purchase was approved by us as described in the immediately preceding bullet point.

These rights are exercised jointly with our managing general partner (except the rights described in the second bullet point above). These rights will no longer be effective if our special general partner and its affiliates ceases to own more than 15% of our outstanding units, because in such event all of the GP units will automatically convert into common units and all of the subordinated GP units will automatically convert into subordinated LP units. In addition, because each GP unit will automatically convert into one common unit immediately prior to the transfer of such GP unit to any person or entity that is not an affiliate of our special general partner (and each subordinated GP unit will automatically convert into one subordinated LP unit in the same circumstances), the special general partner rights are only exercisable by our special general partner and its affiliates.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our managing general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our managing general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Listing

We intend to apply to list our common units on the New York Stock Exchange under the symbol “CVE”.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included elsewhere in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, see “How We Make Cash Distributions”;

•	with regard to the fiduciary duties of our general partners, see “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the authority of our general partners to manage our business and activities, please read “Management — Management of CVR Partners, LP” and “Description of Our Units — Our Other Units — Special General Partner Rights”;

•	with regard to the transfer of common units, see “Description of Our Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, see “Material Tax Consequences”.

Organization and Duration

We were organized on June 12, 2007 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is to engage in any business activity that is approved by our managing general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, however, that without the approval of unitholders holding at least 90% of the outstanding units (including units held by our managing general partner and its affiliates) voting as a single class our managing general partner may not cause us to take any action that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our managing general partner has the ability to cause us and our subsidiaries to engage in activities other than those that relate to the nitrogen fertilizer business and activities now or hereafter customarily conducted in conjunction with this business, our managing general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In addition, even if our managing general partner were to determine to expand our purpose, our special general partner has joint management rights with respect to fundamental changes and could prevent us from expanding our activities beyond the nitrogen fertilizer business. In general, our managing general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting such unit, automatically grants to our managing general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our managing general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability”. For a discussion of our general partners’ right to contribute capital to maintain their and their affiliates’ percentage interest, including such interests represented by common units, GP units and subordinated units, see “— Issuance of Additional Partnership Interests”.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, both (1) the approval of a majority of the common units and GP units, excluding those units held by our managing general partner and its affiliates, voting as a class, and (2) the approval of a majority of the subordinated units, voting as a separate class; and

•	after the subordination period, the approval of a majority of the common units and GP units, voting as a class.

By virtue of the exclusion from the required vote of common units and GP units held by our managing general partner and its affiliates, and by the ownership of all of the subordinated units by our special general partner, during the subordination period our managing general partner and its affiliates, including our special general partner, do not have the ability to ensure passage of, but do have the ability to ensure defeat of, any amendment which requires a unit majority.

In voting their units, our general partners and their affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. The holders of a majority of the units of the class or classes for which a meeting has been called (including units deemed owned by our managing general partner) represented in person or by proxy shall constitute a quorum at a meeting of such class or classes, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement:

Issuance of additional units	No approval right. See “— Issuance of Additional Partnership Interests”.

Amendment of our partnership agreement	Certain amendments may be made by our managing general partner without the approval of the common unitholders. Other amendments generally require the approval of a unit majority. See “— Amendment of Our Partnership Agreement”.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See “— Merger, Sale or Other Disposition of Assets”.

Dissolution of our partnership	Unit majority. See “— Termination and Dissolution”.

Continuation of our partnership upon dissolution	Unit majority. See “— Termination and Dissolution”.

Withdrawal of our managing general partner	Under most circumstances, the approval of a majority of the common units and GP units, excluding units held by our managing general partner and its affiliates, is required for the withdrawal of our managing general partner prior to June 30, 2017. See “— Withdrawal or Removal of Our Managing General Partner”.

Removal of our managing general partner	Not less than 80% of the outstanding units, voting as a single class, including units held by our managing general partner and its affiliates (i) for cause prior to October 26, 2012 or (ii) with or without cause (as defined in our partnership agreement) on or after October 26, 2012. See “— Withdrawal or Removal of Our Managing General Partner”.

Transfer of the managing general partner interest	Our managing general partner may transfer all, but not less than all, of its managing general partner interest in us without a vote of any unitholders and without the approval of our special general partner, to an affiliate or to another person (other than an individual) in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units and GP units, excluding units held by our managing general partner and its affiliates, voting as a class, and the approval of our special general partner, is required in other circumstances for a transfer of the managing general partner interest to a third party prior to October 26, 2017. See “— Transfer of Managing General Partner Interests”.

Transfer of ownership interests in our managing general partner	No approval required at any time. See “— Transfer of Managing General Partner Interests — Transfer of Ownership Interests in Our Managing General Partner”.

Under the terms of our partnership agreement, if any person or group (other than any general partner and its affiliates, including CVR Energy) beneficially owns 20% or more of the outstanding units of any class (treating common units and GP units as the same class for this purpose), all units owned by such person or group will not be entitled to be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of partners to vote on any matter, calculating required votes, determining the presence of a quorum or for other similar purposes, subject to limited exceptions. This limitation on voting shall not apply to (1) any person or group who acquired 20% or more of the outstanding units of any class directly from our managing general partner or its affiliates, (2) any person or group who acquired 20% or more of the outstanding units of any class from a person or group described in clause (1) provided that our managing general partner notified such person or group in writing that such limitation shall not apply, or (3) any person or group who acquired 20% or more of any units issued by us with the prior approval of the board of directors of our managing general partner.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our managing general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partners. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partners if a limited partner were to lose limited liability through any fault of our general partners. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

We and our subsidiary conduct business in three states: Kansas, Nebraska and Texas. We and our current subsidiary or any future subsidiaries may conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or liability company statute, or that the right, or exercise of the right by the limited partners as a group, to remove or replace our managing general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our managing general partner under the circumstances. We will operate in a manner that our managing general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our managing general partner without the approval of the unitholders (subject to our special general partner’s joint management rights regarding the issuance of partnership interests with rights to distributions or in liquidation ranking prior or senior to the common units and GP units, in an amount in excess of $125 million).

It is possible that we will fund acquisitions through the issuance of additional common units, GP units, subordinated units or other partnership interests. Holders of any additional common units and GP units we issue will be entitled to share equally with the then-existing holders of common units and GP units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our managing general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Upon issuance of additional partnership interests (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units or the issuance of partnership interests upon conversion of outstanding partnership interests), our managing general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, GP units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our managing general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including such interest represented by common units, GP units and subordinated units, that existed immediately prior to each issuance. In addition, upon issuance of additional partnership interests (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units or the issuance of partnership interests upon conversion of outstanding partnership interests), our special general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, GP units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our special general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including such interest represented by common units, GP units and subordinated units, that existed immediately prior to each issuance. Our managing general partner and our special general partner will not be deemed to be affiliates for purposes of this provision unless they otherwise agree. Our special general partner cannot exercise these preemptive rights in connection with this offering. Otherwise the holders of units will not have preemptive rights under our partnership agreement to acquire additional units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our managing general partner. However, our managing general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or any partner, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “— No Unitholder Approval”, our managing general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner or general partner without its consent, unless approved by at least a majority of the type or class of partner interests so affected;

(2) enlarge the obligations of or restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to any general partner or any of its affiliates without its consent, which may be given or withheld at its sole discretion;

(3) change certain of the terms under which we can be dissolved; or

(4) change the term of the Partnership.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting together as a single class (including units owned by our general partners and their affiliates). Upon completion of this offering, our general partners and their affiliates will own approximately 87% of the outstanding units (approximately 85% if the underwriters exercise their option to purchase additional common units in full).

No Unitholder Approval

Our managing general partner may generally make amendments to the partnership agreement without the approval of any other partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our managing general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partners, CVR Energy (for so long as CVR Energy continues to own our special general partner) or their directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our managing general partner determines to be necessary or appropriate for the authorization of additional partnership interests or rights to acquire partnership interests, as otherwise permitted by our partnership agreement;

•	any amendment expressly permitted in our partnership agreement to be made by our managing general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our managing general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	any other amendments substantially similar to any of the matters described above.

In addition, our managing general partner may make amendments to our partnership agreement without the approval of any partner if our managing general partner determines that those amendments:

•	do not adversely affect in any material respect the partners considered as a whole or any particular class of partners;

•	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our managing general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our managing general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners.

Finally, our managing general partner may consummate any merger without the prior approval of our limited partners if we are the surviving entity in the transaction, the transaction would not result in any amendment to our partnership agreement (other than an amendment that the managing general partner could adopt without the consent of other partners), each of our units outstanding immediately prior to the merger will be an identical unit of our partnership following the transaction, the units to be issued do not exceed 20% of our outstanding units immediately prior to the transaction and our managing general partner has received an opinion of counsel regarding certain limited liability and tax matters.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our managing general partner. However, our managing general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or other partners, including any duty to act in good faith or in the best interest of us or the other partners. Our special general partner also has joint management rights with respect to certain mergers. Mergers and consolidations generally also require the affirmative vote or consent of the holders of a unit majority, unless the merger agreement contains any provision that, if contained in an amendment to the partnership agreement, would require for its approval the vote or consent of a greater percentage of the outstanding units or of any class of partners, in which case such greater percentage vote or consent shall be required.

In addition, our partnership agreement generally prohibits our managing general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our managing general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our managing general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

If the conditions specified in the partnership agreement are satisfied, our managing general partner may, without other partner approval, convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity, the governing instruments of the new entity provide the limited partners and general partners with the same rights and obligations as contained in our partnership agreement and we receive an opinion of counsel regarding certain limited liability and tax matters.

The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our managing general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

(3) the entry of a decree of judicial dissolution of our partnership; or

(4) the withdrawal or removal of our managing general partner or any other event that results in its ceasing to be our managing general partner other than by reason of a transfer of its managing general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor managing general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our managing general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Cash Distributions — Distributions of Cash Upon Liquidation”. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our Managing General Partner

Except as described below, our managing general partner has agreed not to withdraw voluntarily as our managing general partner prior to June 30, 2017 without obtaining the approval of the holders of at least a majority of the outstanding units, excluding units held by our managing general partner and its affiliates (including CVR Energy), and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2017, our managing general partner may withdraw as managing general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our managing general partner may withdraw without unitholder approval upon 90 days’ notice to the unitholders if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our managing general partner and its affiliates. In addition, our partnership agreement permits our managing general partner in some instances to sell or otherwise transfer all of its managing general partner interest without the approval of the unitholders. See “— Transfer of Managing General Partner Interests”.

Upon withdrawal of our managing general partner under any circumstances, other than as a result of a transfer by our managing general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding classes of units voting as a single class may select a successor to that withdrawing managing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor managing general partner. See “— Termination and Dissolution”.

Our managing general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of the outstanding units, voting together as a single class, including units held by our managing general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Prior to October 26, 2012, our managing general partner can only be removed for “cause”. Any removal of our managing general partner is also subject to the approval of a successor managing general partner by the vote of the holders of a majority of the outstanding common units and GP units, voting as a single class, and the vote of the holders of a majority of the outstanding subordinated units, voting as a separate class. The ownership of more than 20% of the outstanding common units, GP units and subordinated units by our managing general partner and its affiliates (including CVR Energy) gives them the ability to prevent our managing general partner’s removal. At the closing of this offering, our special general partner, which is an affiliate of our managing general partner, will own approximately 87% of the outstanding common units, GP units and subordinated units, in the aggregate (approximately 85% if the underwriters exercise their option to purchase additional common units in full).

Our partnership agreement also provides that if our managing general partner is removed as our managing general partner under circumstances where cause does not exist:

•	all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the managing general partner, will immediately convert into GP units or common units on a one-for-one basis; and

•	if all subordinated units convert as described in the immediately preceding bullet point, any existing arrearages in payment of the minimum quarterly distribution on the common units and GP units will be extinguished.

If the managing general partner is removed as managing general partner under circumstances where cause does not exist and no units held by the managing general partner and its affiliates (which will include CVR Energy until such time as CVR Energy ceases to be an affiliate of the managing general partner) are voted in favor of that removal, the managing general partner will have the right to convert its managing general partner interest and its IDRs (as well as any IDRs held by its affiliates) into common units or GP units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our managing general partner under circumstances where cause exists or withdrawal of our managing general partner where that withdrawal violates our partnership agreement, a successor managing general partner will have the option to purchase the managing general partner interest, including the IDRs, of the departing managing general partner for a cash payment equal to the fair market value of the managing general partner interest. Under all other circumstances where our managing general partner withdraws or is removed, the departing managing general partner will have the option to require the successor managing general partner to purchase the managing general partner interest of the departing managing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing managing general partner and the successor managing general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing managing general partner and the successor managing general partner will determine the fair market value. Or, if the departing managing general partner and the successor managing general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing managing general partner or the successor managing general partner, the departing managing general partner’s general partner interest and its IDRs (as well as any IDRs held by its affiliates) will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing managing general partner for all amounts due to the managing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing managing general partner or its affiliates for our benefit.

Transfer of Managing General Partner Interests

Transfer of Managing General Partner Interest

Except for the transfer by our managing general partner of all, but not less than all, of its managing general partner interest in our partnership to:

•	an affiliate of our managing general partner (other than an individual), or

•	another entity as part of the merger or consolidation of our managing general partner with or into another entity or the transfer by our managing general partner of all or substantially all of its assets to another entity, our managing general partner may not transfer all or any part of its managing general partner interest to another person prior to October 26, 2017 without the approval of both (1) the holders of at least a majority of the outstanding units (excluding units held by our managing general partner and its affiliates) and (2) our special general partner. On or after October 26, 2017, the managing general partner interest will be freely transferable. As a condition of any transfer, the transferee must, among other things, assume the rights and duties of our managing general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partners and their affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our Managing General Partner

At any time, the owners of our managing general partner may sell or transfer all or part of their ownership interests in our managing general partner to an affiliate or a third party without the approval of our unitholders or our special general partner.

Transfer of Incentive Distribution Rights

Our managing general partner or a subsequent holder of the IDRs may transfer all, or any part, of its IDRs without a vote of any unitholders and without the approval of our special general partner.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove CVR GP, LLC as our managing general partner or otherwise change management. See “— Withdrawal or Removal of Our Managing General Partner” for a discussion of certain consequences of the removal of our managing general partner. If any person or group other than our general partners and their affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. See “— Voting Rights”.

Limited Call Right

If at any time our managing general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our managing general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our managing general partner, on at least 10 but not more than 60 days’ notice. Immediately following this offering the only class of limited partner interest outstanding will be the common units. However, the GP units are convertible into common units at any time by our special general partner and the subordinated GP units are convertible into common units in certain circumstances. Following this offering, affiliates of our managing general partner will not own any common units, but would own approximately 47% of the common units if the GP units were converted into common units (approximately 46% if the underwriters exercise their option to purchase additional common units in full) and approximately 87% if both the GP units and the subordinated GP units were converted into common units (approximately 85% if the underwriters exercise their option to purchase additional common units in full).

The purchase price in the event of such an acquisition will be the greater of:

(1) the highest price paid by our managing general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our managing general partner first mails notice of its election to purchase those limited partner interests; and

(2) the average of the daily closing prices of the limited partner interests over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed.

If our special general partner (together with its affiliates) owns less than 20% of all outstanding units, the GP units held by our special general partner (together with its affiliates) will be deemed to be of the same class of limited partner interests as common units for purposes of the limited call right.

As a result of our managing general partner’s right to purchase outstanding common units, a holder of common units may have its units purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material Tax Consequences — Disposition of Common Units”.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any partner, we may redeem the units held by the partner at their current market price. To avoid any cancellation or forfeiture, our managing general partner may require each partner to furnish information about his nationality, citizenship or related status. If a partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our managing general partner determines after receipt of the information that the partner is not an eligible holder, the partner may be treated as an ineligible holder. In addition to his units being subject to redemption as described above, an ineligible holder does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our unitholders and to act upon matters for which approvals may be solicited. Our managing general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our managing general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. See “— Issuance of Additional Partnership Interests”. However, if at any time any person or group, other than our managing general partner and its affiliates, or a direct or subsequently approved transferee of our general partners or their affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, GP units and subordinated units will vote together with common units as a single class.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “— Limited Liability”, the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement we will indemnify the following persons in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings:

(1) our general partners;

(2) any departing general partner;

(3) any person who is or was a director, officer, fiduciary, trustee, manager or managing member of us or any of our subsidiaries, our general partners or any departing general partner;

(4) any person who is or was serving as a director, officer, fiduciary, trustee, manager or managing member of another person owing a fiduciary duty to us or any of our subsidiaries at the request of a general partner or any departing general partner;

(5) any person who controls a general partner; or

(6) any person designated by our managing general partner.

Any indemnification under these provisions will only be out of our assets. Unless they otherwise agree, our general partners will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification.

We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our managing general partner for (1) all direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our managing general partner, to perform services for us or for the managing general partner in the discharge of its duties to us) and (2) all other expenses reasonably allocable to us or otherwise incurred by our managing general partner in connection with operating our business (including expenses allocated to our managing general partner by its affiliates). Our managing general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our managing general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available a report containing our unaudited financial statements within 90 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with tax information reasonably required for federal and state income tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

In addition, CVR Energy will have full and complete access to any records relating to our business, and our managing general partner will cause its officers and independent accountants to be available to discuss our business and affairs with CVR Energy’s officers, agents and employees.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other capital contribution, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition; and

(6) any other information regarding our affairs as is just and reasonable.

Our managing general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our managing general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, GP units, subordinated units or other partnership interests proposed to be sold by our general partners or any of their affiliates if an exemption from the registration requirements is not otherwise available. We will not be required to effect more than two registrations pursuant to this provision in any twelve-month period, and our managing general partner can defer filing a registration statement for up to six months if it determines that this would be in our best interests due to a pending transaction, investigation or other event. We have also agreed that, if we at any time propose to file a registration statement for an offering of partnership interests for cash, we will use all commercially reasonable efforts to include such number of partnership interests in such registration statement as any of our general partners or any of their affiliates shall request. We are obligated to pay all expenses incidental to these registrations, other than underwriting discounts and commissions. The registration rights in our partnership agreement are applicable with respect to a general partner and its affiliates after it ceases to be a general partner for up to two years following the effective date of such cessation. We have additionally entered into a separate registration rights agreement with our special general partner. See “Units Eligible for Future Sale”.

UNITS ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, there will be 5,250,000 common units outstanding and our special general partner will hold an aggregate of 18,750,000 GP units and 16,000,000 subordinated GP units. The GP units are convertible into common units on demand by the special general partner. All of the subordinated units will convert into GP units (or will convert into common units if the subordinated GP units had previously converted into subordinated LP units) at the end of the subordination period and some may convert earlier. The sale of these common units, GP units and subordinated units could have an adverse impact on the price of our common units or on any trading market that may develop.

The 5,250,000 common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months, would be entitled to sell those common units under Rule 144 without regard to the volume, manner of sale and notice requirements of Rule 144 so long as we comply with the current public information requirement for the next six months after the six-month holding period expires.

The partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement — Issuance of Additional Partnership Interests”.

Under the partnership agreement, our general partners and their affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partners and their affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partners will continue to have these registration rights for two years after they cease to be a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partners and their affiliates also may sell their units in private transactions at any time, subject to compliance with applicable laws.

We have also entered into a registration rights agreement with our special general partner. Under this agreement, our special general partner has the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that it holds on three occasions, subject to certain limitations. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Registration Rights Agreement”.

We, our general partners and the directors and executive officers of our managing general partner have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register 2,000,000 common units issuable under our long-term incentive plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Units issued under our long-term incentive plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to Rule 144 limitations applicable to affiliates.

MATERIAL TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our managing general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to CVR Partners, LP and Coffeyville Resources Nitrogen Fertilizers, LLC, our operating subsidiary.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, real estate investment trusts, or REITs or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

Except as described below under “— Partnership Status”, no ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our partners and thus will be borne indirectly by our partners. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (see “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income”. Qualifying income includes income and gains derived from the production and marketing of fertilizer, and the production, transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our managing general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time. In particular, we will be obligated to sell hydrogen to CVR Energy from time to time under a feedstock and shared services agreement. Vinson & Elkins L.L.P. is unable to opine that gross income from hydrogen sales constitutes qualifying income. In connection with the closing of this offering, we intend to amend the feedstock and shared services agreement to limit our obligation to make hydrogen sales to CVR Energy if, in the sole discretion of the board of directors of our managing general partner, such sales would adversely affect our tax treatment.

No ruling has been sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our operating company will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our managing general partner. The representations made by us and our managing general partner upon which Vinson & Elkins L.L.P. has relied are:

(a) Neither we nor our operating subsidiary has elected or will elect to be treated as a corporation; and

(b) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We are considering, and may consider in the future, expanding or entering into new activities or businesses. We plan to seek a ruling from the IRS with respect to any activities we decide to pursue if Vinson & Elkins L.L.P. is unable to opine that the gross income from those activities would be qualifying income. There can be no assurance that the IRS would issue a favorable ruling. If the IRS does not grant a favorable ruling, we may choose to conduct such activity in a corporate subsidiary, which would subject the income from the activity to entity-level taxation.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of CVR Partners will be treated as partners of CVR Partners for federal income tax purposes. Also unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of CVR Partners for federal income tax purposes. As there is no direct or indirect controlling authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. See “— Tax Consequences of Unit Ownership — Treatment of Short Sales”.

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in CVR Partners.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partners, bears the economic risk of loss, known as “nonrecourse liabilities”, will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See “— Limitations on Deductibility of Losses”.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables”, including depreciation recapture and/or substantially appreciated “inventory items”, both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets”. To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of allocable taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•	we make a future offering of common units and use the proceeds of this offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partners, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. See “— Disposition of Common Units — Recognition of Gain or Loss”.

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided, and to the extent that, such losses do not exceed such common unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to a partner other than the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income (other than portfolio income) may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income”. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any partner or any former partner, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our partners in accordance with their percentage interests in us. At any time that distributions are made to the common units and GP units in excess of distributions to the subordinated units, or incentive distributions are made, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our partners in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our managing general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the special general partner, referred to in this discussion as the “Contributed Property”. The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of this offering. Upon the issuance of common units in this offering, if we subsequently issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations”, similar to the Section 704(c) Allocations described above, will be made to holders of partnership interests immediately prior to such other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity”, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees”, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss”.

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  In general, the highest effective U.S. federal income tax rate for individuals is currently 35%, and the maximum U.S. federal income tax rate for net capital gains of an individual where the asset disposed of was held for more than twelve months at the time of disposition, is scheduled to remain at 15% for years 2008 through 2010 and then increase to 20% beginning January 1, 2011.

Section 754 Election.  We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets, or inside basis, under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets, or common basis, and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we will generally adopt as to our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, our managing general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. See “— Uniformity of Units”.

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. See “— Uniformity of Units”. A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. See “— Disposition of Common Units — Recognition of Gain or Loss”. The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built — in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built — in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. See “— Disposition of Common Units — Allocations Between Transferors and Transferees”.

Deduction for U.S. Production Activities.  Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a specified percentage of our qualified production activities income that is allocated to such common unitholder, but not to exceed 50% of such unitholder’s IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts. The percentages are 6% for qualified production activities income generated in the years 2008 and 2009; and 9% thereafter.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each common unitholder will aggregate his share of the qualified production activities income allocated to him from us with the common unitholder’s qualified production activities income from other sources. Each common unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the common unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. See “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses”.

The amount of a common unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the common unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each common unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the common unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each common unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Each prospective common unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Initial Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partners, and (ii) any other offering will be borne by our unitholders as of that time. See “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction”.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. See “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss”.

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as long term capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15% through December 31, 2010. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date”. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedules K-1) for one fiscal year. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. See “— Tax Consequences of Unit Ownership — Section 754 Election”.

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. See “— Tax Consequences of Unit Ownership — Section 754 Election”. To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. See “— Disposition of Common Units — Recognition of Gain or Loss”.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult you tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity”, which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident”. In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income”, a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder of a publicly traded partnership would be subject to U.S. federal income tax or withholding tax upon the sale or disposition of a unit to the extent of the unitholder’s share of the partnership’s U.S. real property holdings if he owns 5% or more of the units at any point during the five-year period ending on the date of such disposition. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names CVR GP, LLC as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

1. a person that is not a United States person;

2.	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

3. a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters”, which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions.  If we were to engage in a “reportable transaction”, we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. See “— Information Returns and Audit Procedures”.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”,

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions”.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own assets and conduct business in Kansas, Nebraska and Texas. Kansas and Nebraska currently impose a personal income tax on individuals. Kansas and Nebraska also impose an income tax on corporations and other entities. Texas currently imposes a franchise tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See “— Tax Consequences of Unit Ownership — Entity-Level Collections”. Based on current law and our estimate of our future operations, our managing general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN CVR PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b)	the entity is an “operating company”, meaning it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above and IRAs.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

Plan fiduciaries contemplating a purchase of common units are encouraged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

We and the underwriters will enter into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table.           and           are the representatives of the underwriters.

Number of
Underwriters	Common Units

Total

5,250,000

The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the common units covered by the option described below unless and until this option is exercised. We expect that the underwriting agreement will provide that the obligations of the underwriters to take and pay for the common units are subject to a number of conditions, including, among others, the accuracy of our representations and warranties in the underwriting agreement, listing of the common units, receipt of specified letters from counsel and our independent registered public accounting firm, and receipt of specified officers’ certificates.

To the extent that the underwriters sell more than 5,250,000 common units, the underwriters have an option to buy up to an additional 787,500 common units from us to cover such sales. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 787,500 additional common units.

	No Exercise	Full Exercise

Per Common Unit	$	$
Total	$	$

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $      per common unit from the initial public offering price. If all of the common units are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We, our general partners, and the executive officers and directors of our managing general partner have agreed with the underwriters, subject to exceptions, not to dispose of or hedge any of the common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Units Eligible for Future Sale” for a discussion of specified transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The underwriters have informed us that they do not presently intend to release common units or other securities subject to the lock-up agreements. Any determination to release any common units or other securities subject to the lock-up agreements would be based on a number of factors at the time of any such determination; such factors may include the market price of the common units, the liquidity of the trading market for the common units, general market conditions, the number of common units or other securities subject to the lock-up agreements proposed to be sold, and the timing, purpose and terms of the proposed sale.

At our request,          has reserved for sale, at the initial public offering price, up to 5% of the common units offered hereby for the directors, officers and employees of our managing general partner and CVR Energy, our employees, and other persons who have relationships with us. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units which are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered hereby.

Prior to this offering, there has been no public market for the common units. The initial public offering price will be negotiated among us, our managing general partner and the representatives. The factors to be considered in determining the initial public offering price of the common units include:

•	the history and prospects for our industry;

•	our historical performance, including our net sales, net income, margins and certain other financial information;

•	estimates of our business potential and earnings prospects;

•	an assessment of our management;

•	investor demand for our common units;

•	market valuations of companies that we and the representatives believe to be comparable; and

•	prevailing securities markets at the time of the offering.

We intend to apply to list our common units on the New York Stock Exchange under the symbol “CVE”.

In connection with this offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase additional common units pursuant to the option granted to them. “Naked” short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common units and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Because the Financial Industry Regulatory Authority, or FINRA, views the common units offered under this prospectus as interests in a direct participation program, the offering is being made in compliance with NASD Conduct Rule 2810 administered by FINRA. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for quotation on a national securities exchange.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common units offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4.3 million.

In no event will the maximum amount of compensation to be paid to FINRA members in connection with this offering exceed 10% plus 0.5% for bona fide due diligence expenses.

We have agreed to indemnify the several underwriters against specified liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us, our managing general partner and CVR Energy, for which they received or will receive customary fees and expenses. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York and Vinson & Elkins L.L.P., New York, New York. Debevoise & Plimpton LLP, New York, New York and Andrews Kurth LLP, Houston, Texas are acting as counsel to the underwriters. Fried, Frank, Harris, Shriver & Jacobson LLP provided legal services to CVR Energy, Inc. in connection with its initial public offering in October 2007. Vinson & Elkins L.L.P. provided legal services to Coffeyville Acquisition in connection with our formation. Debevoise & Plimpton LLP provided legal services to the underwriters in connection with CVR Energy’s initial public offering in October 2007. Debevoise & Plimpton LLP has in the past provided, and continues to provide, legal services to Kelso & Company, L.P.

EXPERTS

The consolidated financial statements of CVR Partners, LP, which collectively refer to the consolidated financial statements for the 174-day period ended June 23, 2005 for the nitrogen fertilizer assets owned by Coffeyville Group Holdings, LLC and subsidiaries, as discussed in note 1 to the consolidated financial statements, which we refer to as Immediate Predecessor, and the consolidated financial statements as of December 31, 2006 and 2007 and for the 191 day period ended December 31, 2005 and the years ended December 31, 2006 and 2007 for the Successor have been included herein (and in the registration statement) in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements of CVR Partners, LP, and its subsidiary noted above contains an explanatory paragraph that states that as discussed in note 1 to the consolidated financial statements, effective June 24, 2005, Successor acquired the net assets of Immediate Predecessor in a business combination accounted for as a purchase. As a result of this acquisition, the consolidated financial statements for the periods after the acquisition are presented on a different cost basis than that for the periods before the acquisition and, therefore, are not comparable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common units being offered hereunder. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common units, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit and reference thereto is qualified in all respects by the terms of the filed exhibit. The registration statement, including exhibits and schedules, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

CVR Partners, LP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Financial Statements:
Introduction	P-1
Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2007	P-2
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2007	P-3
Notes to Unaudited Pro Forma Consolidated Financial Statements	P-4

Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2006 and December 31, 2007	F-2
Consolidated Statements of Operations for the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005, the year ended December 31, 2006, and the year ended December 31, 2007	F-3
Consolidated Statements of Partners’ Capital/Divisional Equity for the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005, the year ended December 31, 2006, and the year ended December 31, 2007
F-4
Consolidated Statements of Cash Flows for the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005, the year ended December 31, 2006, and the year ended December 31, 2007	F-5
Notes to Consolidated Financial Statements	F-6

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated statement of operations of CVR Partners, LP for the year ended December 31, 2007 has been derived from the audited consolidated statement of operations of CVR Partners, LP for the year ended December 31, 2007. The unaudited pro forma consolidated balance sheet at December 31, 2007 has been derived from the audited consolidated balance sheet of CVR Partners, LP at December 31, 2007.

Each of the pro forma consolidated statement of operations for the year ended December 31, 2007 and the pro forma consolidated balance sheet as of December 31, 2007 has been adjusted to give effect to the transactions described in note 1 to the unaudited consolidated pro forma financial statements.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that we would have achieved had the transactions described herein actually taken place at the dates indicated, and do not purport to be indicative of future financial position or operating results. The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of CVR Partners, LP, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes.

CVR Partners, LP

Unaudited Pro Forma Consolidated Balance Sheet
As of December 31, 2007

				Pro Forma
	Year Ended			Year Ended
	December 31,	Pro Forma		December 31,
	2007	Adjustments		2007

ASSETS
Current assets:
Cash and cash equivalents	$14,471,901	$(16,613,652	)(a)	$72,426,728
		2,142,301	(a) 105,000,000 (b) (11,600,000)(c) (2,525,000)(d) (18,448,822)(e) 2,816,631 (f) (2,816,631)(f)
Accounts receivable, net of allowance for doubtful accounts of $14,619	2,816,631	(2,816,631	)(f)	—
Inventories	16,153,467			16,153,467
Due from affiliate	2,142,301	(2,142,301	)(a)	—
Prepaid expenses and other current assets	1,068,225	841,667	(d)	1,909,892
Insurance receivable	139,346			139,346

Total current assets	36,791,871	53,837,562		90,629,433
Property, plant, and equipment, net of accumulated depreciation	352,013,053			352,013,053
Intangible assets, net	81,492			81,492
Goodwill	40,968,463			40,968,463
Other long-term assets	—	1,683,333	(d)	1,683,333

Total assets	$429,854,879	$55,520,895		$485,375,774

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$7,778,741	$		$7,778,741
Personnel accruals	1,370,816			1,370,816
Deferred revenue	13,161,103			13,161,103
Accrued expenses and other current liabilities	6,971,504			6,971,504

Total current liabilities	29,282,164	—		29,282,164
Long-term liabilities:
Deferred income taxes	32,500			32,500
Other accrued long-term liabilities	46,986			46,986

Total long-term liabilities	79,486	—		79,486
Commitments and contingencies	—	—		—
Partners’ capital:
Special GP units, 30,303,000 units issued and outstanding at December 31, 2007	396,242,212	(16,597,038	)(a)	—
		(18,430,373	)(e) (361,214,801)(g)

Special LP units, 30,333 units issued and outstanding at December 31, 2007	396,638	(16,614	)(a)	—
		(18,449	)(e) (361,575)(g)

Managing general partner interest	3,854,379	(3,854,379	)(h)	—

Total partners’ capital	$400,493,229	$(400,493,229)		$—

PRO FORMA PARTNERS’ CAPITAL
Unitholders’ equity:
Equity held by public:
Common units: 5,250,000 common units issued and outstanding	—	105,000,000	(b)	93,400,000
		(11,600,000	)(c)
Equity held by general partners:
GP units: 18,750,000 GP units issued and outstanding	—	(1,521,628	)(f)	193,812,736
		195,334,364	(g)
Subordinated GP units: 16,000,000 subordinated GP units issued and outstanding	—	(1,295,003	)(f)	164,947,009
		166,242,012	(g)
Managing general partner interest	—	3,854,379	(h)	3,854,379

Total pro forma partners’ capital	—	456,014,124		456,014,124

Total liabilities and partners’ capital	$429,854,879	$55,520,895		$485,375,774

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

CVR Partners, LP

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2007

	Actual			Pro Forma
	Year Ended			Year Ended
	December 31,	Pro Forma		December 31,
	2007	Adjustments		2007

Net sales	$187,449,468	$		$187,449,468
Operating costs and expenses:
Cost of product sold (exclusive of depreciation and amortization)	33,095,121	2,472,506	(i)	35,567,627
Direct operating expenses (exclusive of depreciation and amortization)	66,662,894			66,662,894
Selling, general and administrative expenses (exclusive of depreciation and amortization)	20,382,918	(160,446	) (j)	20,222,472
Net costs associated with flood	2,431,957	—		2,431,957
Depreciation and amortization	16,819,147	—		16,819,147

Total operating costs and expenses	139,392,037	2,312,060		141,704,097

Operating income	48,057,431	(2,312,060)		45,745,371
Other income (expense):
Interest expense and other financing costs	(23,598,544)	23,584,600	(j)	(855,611)
		(841,667	)(k)
Interest income	270,162	(252,697	)(j)	17,465
Gain (loss) on derivatives	(456,583)	456,583	(j)	—
Loss on extinguishment of debt	(177,653)	177,653	(j)	—
Other income	61,604	—		61,604

Total other income (expense)	(23,901,014)	23,124,472		(776,542)
Income before income taxes	$24,156,417	$20,812,412		$44,968,829
Income tax expense	29,500	—		29,500

Net income	$24,126,917	$20,812,412		$44,939,329

Pro forma net income information:
Net income allocated to common units	$5,277,763			$7,875,000
Net income allocated to GP units	18,849,154			28,125,000
Net income allocated to subordinated GP units	—			8,939,329
Net income allocated to managing general partner	—			—

Basic and diluted net income per common unit	$1.01			$1.50
Basic and diluted net income per GP unit	$1.01			$1.50
Basic and diluted net income per subordinated GP unit	—			$0.56

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

CVR Partners, LP

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS

(1)	Basis of Presentation

The unaudited pro forma consolidated financial statements have been prepared based upon the audited consolidated financial statements of CVR Partners, LP (the Partnership). The audited consolidated financial statements of CVR Partners, LP include the historical financial statements of Coffeyville Resources Nitrogen Fertilizers, LLC (CRNF).

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that the Partnership would have achieved had the transactions described herein actually taken place at the dates indicated, and do not purport to be indicative of future financial position or operating results. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements of CVR Partners, LP, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma adjustments have been prepared as if the transactions described below had taken place on December 31, 2007, in the case of the pro forma balance sheet, or as of January 1, 2007, in the case of the pro forma statement of operations.

The unaudited pro forma consolidated financial statements reflect the following transactions:

•	the effectiveness of the Partnership’s second amended and restated agreement of limited partnership;

•	the Partnership’s entering into the coke supply agreement;

•	the distribution by the Partnership of all of its cash on hand immediately prior to the completion of the initial public offering to the Partnership’s special general partner (for purposes of the pro forma balance sheet at December 31, 2007, this amount is limited to the cash on hand at December 31, 2007 of $14.5 million, exclusive of petty cash), including the settlement of net intercompany balances at the time of such distribution;

•	the Partnership’s entering into a new – year revolving secured credit facility, with no principal amount expected to be drawn upon the closing of the initial public offering, and the Partnership’s payment of financing fees of approximately $2.5 million related thereto;

•	the distribution of approximately $18.4 million to reimburse CRLLC for certain capital expenditures it made on the Partnership’s behalf prior to October 24, 2007;

•	the collection of existing net accounts receivable and subsequent distribution of the related cash to the Partnership’s special general partner;

•	the contribution of 30,333 special LP units held by Coffeyville Resources, LLC (CRLLC) to CVR Special GP, LLC, the Partnership’s special general partner;

•	the conversion of 30,303,000 special GP units and 30,333 special LP units held by the Partnership’s special general partner into 18,750,000 GP units and 16,000,000 subordinated GP units;

•	the Partnership’s issuance and sale of 5,250,000 common units to the public in the initial public offering, at an assumed initial public offering price of $20.00 per common unit, and the use of proceeds thereof;

•	the payment by the Partnership of estimated underwriting commissions and other offering expenses in the aggregate amount of $11.6 million; and

CVR Partners, LP

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

•	the Partnership’s release from its guarantees under CRLLC’s credit facility and swap agreements with J. Aron.

In addition to the coke supply agreement described above, for which the Partnership has made a pro forma adjustment to its cost of product sold, the Partnership has also entered into a services agreement, feedstock and shared services agreement, environmental agreement and raw water and facilities sharing agreement with CVR Energy, Inc. (CVR Energy). However, the Partnership has determined that the pro forma effect that these four agreements would have had if they had been in place as of January 1, 2007 is not material to its unaudited pro forma consolidated financial statements, and therefore no pro forma adjustment has been made for these agreements.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 also assumes that CVR Partners, LP was in existence as a stand-alone entity during such period.

Upon completion of this offering, the Partnership anticipates incurring incremental general and administrative expenses as a result of being a publicly traded limited partnership, such as costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The Partnership estimates that these incremental general and administrative expenses will approximate $2.5 million per year. The Partnership’s unaudited pro forma consolidated financial statements do not reflect this $2.5 million in incremental expense.

(2)  Partnership Interests

In connection with the Partnership’s initial public offering, CRLLC will contribute all of its special LP units to the Partnership’s special general partner and all of the Partnership’s special general partner interests and special limited partner interests will be converted into a combination of GP units and subordinated GP units. Following the initial public offering, the Partnership will have five types of partnership interests outstanding:

•	common units representing limited partner interests, all of which the Partnership will sell in the initial public offering (approximately 13% of all of the Partnership’s outstanding units);

•	GP units representing special general partner interests, all of which will be held by the Partnership’s special general partner (approximately 47% of all of the Partnership’s outstanding units);

•	subordinated GP units representing special general partner interests, all of which will be held by the Partnership’s special general partner (40% of all of the Partnership’s outstanding units);

•	incentive distribution rights representing limited partner interests, all of which will be held by the Partnership’s managing general partner; and

•	a managing general partner interest, which is not entitled to any distributions, which is held by the Partnership’s managing general partner.

Holders of the subordinated GP units will be entitled to receive quarterly cash distributions only after the common units and GP units have received the minimum quarterly distribution plus any cash distribution arrearages from prior quarters. Additionally, the Partnership’s subordinated GP units will

CVR Partners, LP

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

not accrue arrearages. The subordination period will end if the Partnership meets the financial tests described in the partnership agreement.

(3)	Pro Forma Adjustments and Assumptions

(a) Reflects the distribution by the Partnership of all cash on hand immediately prior to the completion of the initial public offering to the Partnership’s special general partner. For purposes of the pro forma balance sheet at December 31, 2007, this amount is limited to the cash on hand at December 31, 2007 of $14.5 million, exclusive of petty cash. The Partnership estimates that the actual amount to be distributed upon the closing of the initial public offering will be $40.0 million. Also reflects the settlement of the Partnership’s $2.1 million due from affiliate in cash and distribution of this cash to the Partnership’s special general partner.

(b) Reflects the assumed gross proceeds to us of $105.0 million from the issuance and sale of 5,250,000 common units at an assumed initial offering price of $20.00 per unit.

(c) Reflects the payment of underwriting commissions of $7.4 million and other estimated offering expenses of $4.2 million for a total of $11.6 million which will be allocated to the common units.

(d) Reflects estimated deferred debt issuance costs of $2.5 million associated with the new                -year $      million revolving secured credit facility.

(e) Reflects the distribution of approximately $18.4 million to reimburse CRLLC for certain capital expenditures it made on the Partnership’s behalf prior to October 24, 2007.

(f) Reflects the collection of existing net accounts receivable and subsequent distribution of the related cash to the Partnership’s special general partner.

(g) Represents the conversion of special GP units and special LP units into GP units and subordinated GP units. The conversion is as follows:

• 18,715,250 GP units for 16,336,573 special GP units;

• 16,000,000 subordinated GP units for 13,966,427 special GP units; and

• 34,750 GP units for 30,333 special LP units.

(h) Reflects the transfer of the partner’s capital associated with the managing general partner interest from partners’ capital to pro forma partners’ capital.

(i) Reflects an adjustment associated with the coke supply agreement between us and CVR Energy as if it were effective as of January 1, 2007.

(j) Represents the reversal of CVR Energy’s allocation to the Partnership of interest expense and other financing costs ($23,584,600), selling, general and administrative expenses (exclusive of depreciation and amortization) related to bank fees ($160,446), interest income ($252,697), loss on extinguishment of debt ($177,653) and loss on derivatives ($456,583) for the year ended December 31, 2007. We assume that on a pro forma basis the Partnership would have incurred no debt nor entered into any derivative transactions during the year ended December 31, 2007. This assumption is based on the fact that the Partnership had no debt as of December 31, 2007 and does not intend to draw upon its new revolving secured credit facility in connection with the closing of this offering. During the period October 24, 2007 to December 31, 2007 the Partnership accrued a small amount of interest ($13,944) on intercompany balances to CVR Energy that has not been reversed.

CVR Partners, LP

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(k) Represents the portion of the financing fees for the Partnership’s new revolving secured credit facility that would have been amortized during the year ended December 31, 2007.

(4)	Pro Forma Net Income Per Unit

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of the Partnership’s partnership agreement, to the common, GP and subordinated GP unitholders, by the number of common, GP and subordinated GP units expected to be outstanding at the closing of this offering. For purposes of this calculation, the Partnership assumed that pro forma distributions were equal to pro forma net income and that the number of units outstanding was 5,250,000 common, 18,750,000 GP and 16,000,000 subordinated GP units. All units were assumed to have been outstanding since January 1, 2007. No effect has been given to 787,500 common units that might be issued in this offering by the Partnership pursuant to the exercise by the underwriters of their option. The Partnership’s partnership agreement provides that, during the subordination period (as described below), the common units and GP units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units and GP units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated GP units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated GP units will not be entitled to receive any distributions until the common units and GP units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated GP units during the subordination period.

It is assumed that for the year ended December 31, 2007, common unit and GP units would have received an annual distribution of $1.01 per common unit and GP unit. Subordinated GP unitholders would have received no distribution of distributable earnings. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of this offering.

Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the holders of the IDRs are entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the holders of the IDRs than to the holders of common, GP and subordinated GP units. The pro forma net income per unit calculations assume that no incentive distributions were made to the holders of the IDRs because no such distribution would have been paid based upon the contractual limitation set forth in the partnership agreement which provides that no distributions will be made in respect of the IDRs until the Partnership has made cash distributions in an aggregate amount equal to the adjusted operating surplus during the period from the closing of the Partnership’s initial public offering through December 31, 2009.

Report of Independent Registered Public Accounting Firm

The Board of Directors
CVR GP, LLC
The Managing General Partner of CVR Partners, LP:

We have audited the accompanying consolidated balance sheets of CVR Partners, LP and subsidiary (the Successor), as of December 31, 2006 and 2007 and the related statements of operations, partners’ capital/divisional equity, and cash flows for Coffeyville Resources Nitrogen Fertilizer, LLC (the Immediate Predecessor) for the 174-day period ended June 23, 2005 and for the Successor, for the 233-day period ended December 31, 2005 and for the years ended December 31, 2006 and 2007, as discussed in note 1 to the consolidated financial statements. These consolidated financial statements are the responsibility of the Successor’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVR Partners, LP and subsidiary as of December 31, 2006 and 2007, and the results of the Immediate Predecessor’s operations and its cash flows for the 174-day period ended June 23, 2005 and the results of the Successor’s operations and its cash flows for the 233-day period ended December 31, 2005 and for the years ended December 31, 2006 and 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, effective June 24, 2005, the Successor acquired the net assets of the Immediate Predecessor in a business combination accounted for as a purchase. As a result of this acquisition, the consolidated financial statements for the periods after the acquisition are presented on a different cost basis than that for the period before the acquisition and, therefore, are not comparable.

/s/  KPMG LLP

Kansas City, Missouri
February 26, 2008

CVR Partners, LP

CONSOLIDATED BALANCE SHEETS

	Successor
	December 31,	December 31,
	2006	2007

ASSETS
Current assets:
Cash and cash equivalents	$550	$14,471,901
Accounts receivable, net of allowance for doubtful accounts of $42,816 and $14,619, respectively	3,321,253	2,816,631
Inventories	14,103,758	16,153,467
Due from affiliate	—	2,142,301
Prepaid expenses and other current assets	589,732	1,068,225
Insurance receivable	—	139,346

Total current assets	18,015,293	36,791,871
Property, plant, and equipment, net of accumulated depreciation	357,044,252	352,013,053
Intangible assets, net	100,655	81,492
Goodwill	40,968,463	40,968,463

Total assets	$416,128,663	$429,854,879

LIABILITIES AND PARTNERS’ CAPITAL/DIVISIONAL EQUITY
Current liabilities:
Accounts payable	$6,162,938	$7,778,741
Personnel accruals	2,686,495	1,370,816
Deferred revenue	8,812,350	13,161,103
Accrued expenses and other current liabilities	805,715	6,971,504

Total current liabilities	18,467,498	29,282,164
Long-term liabilities:
Deferred income taxes	27,500	32,500
Other accrued long-term liabilities	—	46,986

Total long-term liabilities	27,500	79,486
Commitments and contingencies
Partners’ capital/divisional equity:

Divisional equity	397,633,665	—
Special GP unitholders, 30,303,000 units issued and outstanding	—	396,242,212
Special LP unitholders, 30,333 units issued and outstanding	—	396,638
Managing general partner’s interest	—	3,854,379

Total partners’ capital/divisional equity	397,633,665	400,493,229

Total liabilities and partners’ capital/divisional equity	$416,128,663	$429,854,879

The accompanying notes are an integral part of these consolidated financial statements.

CVR Partners, LP

CONSOLIDATED STATEMENTS OF OPERATIONS

	Immediate
	Predecessor	Successor
	174 Days	191 Days
	Ended	Ended	Year Ended	Year Ended
	June 23,	December 31,	December 31,	December 31,
	2005	2005	2006	2007
Net sales	$76,719,172	$96,792,958	$170,029,957	$187,449,468
Operating costs and expenses:
Cost of product sold (exclusive of depreciation and amortization)	9,849,842	19,248,596	33,401,674	33,095,121
Direct operating expenses (exclusive of depreciation and amortization)	26,019,736	29,135,779	63,610,773	66,662,894
Selling, general and administrative expenses	5,051,954	4,594,588	12,903,004	20,382,918
(exclusive of depreciation and amortization)
Net costs associated with flood	—	—	—	2,431,957
Depreciation and amortization	316,446	8,360,911	17,125,898	16,819,147

Total operating costs and expenses	41,237,978	61,339,874	127,041,349	139,392,037

Operating income	35,481,194	35,453,084	42,988,608	48,057,431
Other income (expense):
Interest expense and other financing costs	(756,846)	(14,791,272)	(23,502,265)	(23,598,544)
Interest income	47,631	501,991	1,379,129	270,162
Gain (loss) on derivatives	—	4,852,817	2,145,387	(456,583)
Loss on extinguishment of debt	(1,240,454)	—	(8,480,747)	(177,653)
Other income (expense)	(782,255)	4,024	180,680	61,604

Total other income (expense)	(2,731,924)	(9,432,440)	(28,277,816)	(23,901,014)

Income before income taxes	32,749,270	26,020,644	14,710,792	24,156,417
Income tax expense	—	—	27,500	29,500

Net income	$32,749,270	$26,020,644	$14,683,292	$24,126,917

Unaudited pro forma net income information (Note 4):
Net income allocated to common units				$5,277,763
Net income allocated to GP units				18,849,154
Net income allocated to subordinated GP units				—
Net income allocated to managing general partner				—
Basic and diluted net income per common unit				$1.01
Basic and diluted net income per GP unit				$1.01
Basic and diluted net income per subordinated GP unit				—

The accompanying notes are an integral part of these consolidated financial statements.

CVR Partners, LP

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL/DIVISIONAL EQUITY

						Total
		Special	Special	Managing		Partners’
		General	Limited	General	Total	Capital/
	Divisional	Partner’s	Partner’s	Partner’s	Partners’	Divisional
Immediate Predecessor	Equity	Interest	Interest	Interest	Capital	Equity

Balance at January 1, 2005	$15,741,980	$—	$—	$—	$—	$15,741,980
Net income	32,749,270	—	—	—	—	32,749,270
Net distributions to parent	(22,902,690)	—	—	—	—	(22,902,690)

Balance at June 23, 2005	$25,588,560	$—	$—	$—	$—	$25,588,560

Successor

Acquisition of Immediate Predecessor at June 23, 2005, including step-up in basis of $391,881,153 due to Successor acquisition and change in control	$417,469,713	—	—	—	—	$417,469,713
Net income	26,020,644	—	—	—	—	26,020,644
Share based compensation expense	270,072	—	—	—	—	270,072
Net distributions to parent	(43,267,038)	—	—	—	—	(43,267,038)

Balance at December 31, 2005	400,493,391	—	—	—	—	400,493,391

Net income	14,683,292	—	—	—	—	14,683,292
Share-based compensation expense	3,259,881	—	—	—	—	3,259,881
Net distributions to parent	(20,802,899)	—	—	—	—	(20,802,899)

Balance at December 31, 2006	397,633,665	—	—	—	—	397,633,665

Net income	17,033,827	7,085,997	7,093	—	7,093,090	24,126,917
Share-based compensation expense	2,154,080	8,053,217	8,061	—	8,061,278	10,215,358
Net distributions to parent, including distributions of certain working capital	(31,483,711)	—	—	—	—	(31,483,711)

Contribution of CRNF from CRLLC to CVR Partners, LP for partners’ interest	(385,337,861)	381,102,998	381,484	3,853,379	385,337,861	—
Cash contribution for partners’ interest	—	—	—	1,000	1,000	1,000

Balance at December 31, 2007	$—	$396,242,212	$396,638	$3,854,379	$400,493,229	$400,493,229

The accompanying notes are an integral part of these consolidated financial statements.

CVR Partners, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Immediate
	Predecessor	Successor
	174 Days	191 Days
	Ended	Ended	Year Ended	Year Ended
	June 23,	December 31,	December 31,	December 31,
	2005	2005	2006	2007
Cash flows from operating activities:
Net income	$32,749,270	$26,020,644	$14,683,292	$24,126,917
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	316,446	8,360,911	17,125,897	17,645,458
Provision for doubtful accounts	—	82,498	(39,682)	14,619
Loss on disposition of fixed assets	—	—	1,056,792	47,252
Share-based compensation	—	270,072	4,032,341	10,926,143
Changes in assets and liabilities, net of effect of step-up in basis for Successor:
Accounts receivable	(1,285,626)	(2,748,588)	719,811	(3,981,846)
Inventories	614,293	2,675,582	2,058,690	(2,049,709)
Due from affiliate	—	—	—	(2,142,301)
Prepaid expenses and other current assets	(406,748)	(433,375)	(31,659)	(221,776)
Insurance receivable	—	—	—	(3,347,207)
Accounts payable	2,792,145	(1,642,309)	87,449	1,309,576
Deferred revenue	(9,073,050)	11,449,382	(3,217,637)	4,348,753
Accrued expenses and other current liabilities	(884,398)	1,545,381	(2,442,213)	(226,095)
Other accrued long-term liabilities	(484,720)	(295,776)	—	46,986
Deferred income taxes	—	—	27,500	5,000

Net cash provided by operating activities	24,337,612	45,284,422	34,060,581	46,501,770

Cash flows from investing activities:
Capital expenditures	(1,434,922)	(2,017,384)	(13,257,682)	(6,487,456)

Net cash used in investing activities	(1,434,922)	(2,017,384)	(13,257,682)	(6,487,456)

Cash flows from financing activities:
Deferred costs of IPO	—	—	—	(256,717)
Net divisional equity distribution	(22,902,690)	(43,267,038)	(20,802,899)	(25,287,246)
Partners’ cash contribution	—	—	—	1,000

Net cash used in financing activities	(22,902,690)	(43,267,038)	(20,802,899)	(25,542,963)

Net increase in cash and cash equivalents	—	—	—	14,471,351
Cash and cash equivalents, beginning of period	550	550	550	550

Cash and cash equivalents, end of period	$550	$550	$550	$14,471,901

Supplemental disclosures
Non-cash investing and financing activities:
Accrual of construction in progress additions	$(42,103)	$—	$30,877	$6,154,892
Step-up in basis with change in control	$—	$391,881,153	$—	$—
Distribution of working capital to parent	$—	$—	$—	$6,196,465

The accompanying notes are an integral part of these consolidated financial statements.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Formation of the Partnership, Organization and Nature of Business

CVR Partners, LP (referred to as CVR Partners, the Partnership or the Company) is a Delaware limited partnership, formed in June 2007 by CVR Energy, Inc. (together with its subsidiaries, CVR Energy) to own assets of Coffeyville Resources Nitrogen Fertilizers, LLC (CRNF), previously a wholly owned subsidiary of CVR Energy. CRNF is a producer and marketer of nitrogen fertilizer products in North America. CRNF operates a coke gasifier plant that produces high-purity hydrogen, most of which is subsequently converted to ammonia and upgraded to urea ammonium nitrate (UAN).

The Partnership plans to pursue an initial public offering of its common units representing limited partner interests (the Offering). In October 2007, CVR Energy, through its wholly owned subsidiary, Coffeyville Resources, LLC (CRLLC), transferred CRNF, CRLLC’s nitrogen fertilizer business, to the Partnership. This transfer was not considered a business combination as it was a transfer of assets among entities under common control and accordingly balances were transferred at their historical cost. The Partnership became the sole member of CRNF. In consideration for CRLLC transferring its nitrogen fertilizer business to the Partnership, (1) CRLLC directly acquired 30,333 special LP units, representing a 0.1% limited partner interest in the Partnership, (2) the Partnership’s special general partner, a wholly owned subsidiary of CRLLC, acquired 30,303,000 special GP units, representing a 99.9% general partner interest in the Partnership, and (3) the managing general partner, then owned by CRLLC, acquired a managing general partner interest and incentive distribution rights (IDRs) of the Partnership. Immediately prior to CVR Energy’s initial public offering, CVR Energy sold the managing general partner (together with the IDRs) to Coffeyville Acquisition III (CALLC III), an entity owned by funds owned by Goldman, Sachs & Co. (the Goldman Sachs Funds) and Kelso & Company, L.P. (the Kelso Funds) and members of CVR Energy’s management team, for its fair market value on the date of sale.

In conjunction with CVR Energy’s indirect ownership of the special GP interest, it initially owned all of the interests in the Partnership (other than the managing general partner interest and the IDRs) and initially was entitled to all cash distributed by the Partnership. The managing general partner is not entitled to participate in Partnership distributions except with respect to its IDRs, which entitle the managing general partner to receive increasing percentages (up to 48%) of the cash the Partnership distributes in excess of $0.4313 per unit in a quarter. However, the Partnership is not permitted to make any distributions with respect to the IDRs until the aggregate Adjusted Operating Surplus, as defined in the amended and restated partnership agreement, generated by the Partnership during the period from the completion of the offering through December 31, 2009 has been distributed in respect of the GP units and subordinated GP units, which CVR Energy will indirectly hold following completion of the Offering, and the Partnership’s common units (which will be issued in connection with the Offering) and any other partnership interests that are issued in the future.

In October 2007, the managing general partner, the special general partner, and CRLLC, as the limited partner, entered into an amended and restated limited partnership agreement setting forth the various rights and responsibilities of the partners of CVR Partners. The Partnership also entered into a number of agreements with CVR Energy and the managing general partner to regulate certain business relations between the Partnership and the other parties thereto. See Note 14 “Related Party Transactions”.

The Partnership is operated by CVR Energy’s senior management team pursuant to a services agreement among CVR Energy, the managing general partner, and the Partnership. The Partnership is managed by the managing general partner and CVR Special GP LLC, as special general partner, to the extent described herein. As special general partner of the Partnership, CVR Special GP LLC has joint management rights regarding the appointment, termination, and compensation of the chief executive officer and chief financial officer of the managing general partner, has the right to designate

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

two members of the board of directors of the managing general partner, and has joint management rights regarding specified major business decisions relating to the Partnership.

Historical Organization of CRNF

Prior to March 3, 2004, the nitrogen fertilizer plant was operated as a small component of Farmland Industries, Inc., or Farmland, an agricultural cooperative. Farmland filed for bankruptcy protection on May 31, 2002. CRLLC, a subsidiary of Coffeyville Group Holdings, LLC (which was principally owned by funds affiliated with Pegasus), won the bankruptcy court auction for Farmland’s nitrogen fertilizer plant (and the petroleum business now operated by CVR Energy) and completed the purchase of these assets on March 3, 2004. Activity occurring from March 3, 2004 to June 23, 2005 is referred to as occurring with the “Immediate Predecessor”.

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, all of the subsidiaries of Coffeyville Group Holdings, LLC, including the nitrogen fertilizer plant (and the petroleum business now operated by CVR Energy), were acquired by Coffeyville Acquisition LLC, a newly formed entity principally owned by the Goldman Sachs Funds and the Kelso Funds. This acquisition is referred to as the “Subsequent Acquisition”. The resulting entity after the change of control is referred to as the “Successor”.

The allocation of the purchase price by Coffeyville Acquisition LLC for the net assets held by CRNF at June 24, 2005, the date of the Subsequent Acquisition, is as follows:

Assets acquired
Cash	$550
Accounts receivable	1,335,292
Inventories	18,838,030
Prepaid expenses and other current assets	124,698
Intangibles, contractual agreements	145,400
Goodwill	40,968,463
Property, plant, and equipment	368,237,164

Total assets acquired	$429,649,597

Liabilities assumed
Accounts payable	$7,686,921
Accrued expenses and other current liabilities	4,197,187
Other accrued long-term liabilities	295,776

Total liabilities assumed	$12,179,884

Since the assets and liabilities of the Successor are presented on a new basis of accounting, the financial statement information for Successor and Immediate Predecessor are not comparable.

Business Overview

CRNF produces and distributes nitrogen fertilizer products, which are used primarily by farmers to improve the yield and quality of their crops. CRNF’s principal products are ammonia and UAN. These products are manufactured at CRNF’s facility in Coffeyville, Kansas. CRNF’s product sales are heavily weighted toward UAN, and all of its products are sold on a wholesale basis.

(2)	Basis of Presentation

CVR Partners is comprised of operations of the CRNF fertilizer business. The accompanying financial statements of CVR Partners, LP include the operations of CRNF when it was held by

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pegasus through its subsidiary, Coffeyville Group Holdings, LLC, for the 174 days ended June 23, 2005 (Immediate Predecessor). The accompanying financial statements also include the operations of CRNF from June 24, 2005 through October 24, 2007 when it was directly held by CRLLC. CVR Partners has been the sole member of CRNF since October 24, 2007.

The accompanying financial statements have been prepared in accordance with Regulation S-X, Article 3 “General instructions as to financial statements” and Staff Accounting Bulleting, or SAB Topic 1-B “Allocations of Expenses and Related disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.” Certain expenses incurred by CRLLC are only indirectly attributable to its ownership of the fertilizer assets of CRNF as CRLLC owns interests in refinery assets and gathering properties. As a result, certain assumptions and estimates are made in order to allocate a reasonable share of such expenses to CVR Partners, so that the accompanying financial statements reflect substantially all costs of doing business. The allocations and related estimates and assumptions are described more fully in Note 3 “Summary of Significant Accounting Policies” and Note 14 “Related Party Transactions”.

CVR Energy used a centralized approach to cash management and the financing of its operations. As a result, amounts owed to or from CVR Energy are reflected as a component of divisional equity on the accompanying Statements of Partners’ Capital/Divisional Equity through the contribution date of October 24, 2007.

Accounts and balances related to the CRNF fertilizer operations were based on a combination of specific identification and allocations. CRLLC has allocated various corporate overhead expenses based on a percentage of total fertilizer payroll to the total segment payrolls (i.e., the petroleum and fertilizer segments of CVR Energy). These allocations are not necessarily indicative of the cost that the Partnership would have incurred had it operated as an independent stand-alone entity for all years presented.

(3)	Summary of Significant Accounting Policies

Principles of Consolidation

The Partnership’s consolidated balance sheet at December 31, 2007 includes the accounts of CRNF, its wholly owned subsidiary. All intercompany balances and transactions are eliminated.

Cash and Cash Equivalents

CRLLC has historically provided cash as needed to support the operation of the fertilizer assets and has collected the cash from the sales of products by the fertilizer business. Consequently, the accompanying Consolidated Balance Sheet of CVR Partners as of December 31, 2006 only includes a minimal cash balance. Cash received or paid by CRLLC on behalf of CVR Partners is reflected as net distributions to parent on the accompanying Consolidated Statement of Partners’ Capital/Divisional Equity.

Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less.

Accounts Receivable

CVR Partners grants credit to its customers. Credit is extended based on an evaluation of a customer’s financial condition; generally, collateral is not required. Accounts receivable are due on negotiated terms and are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than their contractual payment terms are considered past due.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CVR Partners determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts are past due, the customer’s ability to pay its obligations to CVR Partners, and the condition of the general economy and the industry as a whole. CVR Partners writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. At December 31, 2006, two customers individually represented greater than 10% and collectively represented approximately 30% of the total accounts receivable balance (excluding accounts receivable with affiliate). At December 31, 2007, three customers individually represented greater than 12% and collectively represented approximately 42% of the total accounts receivable balance (excluding accounts receivable with affiliate). The largest concentration of credit for any one customer at December 31, 2006 and 2007 was approximately 20% and 17%, respectively, of the accounts receivable balance (excluding accounts receivable with affiliate).

Inventories

Inventories consist of fertilizer products which are valued using the actual first-in, first-out method. Inventories also include raw materials, catalysts, parts and supplies, which are valued at the lower of moving-average cost, which approximates the first-in, first-out (FIFO) method, or market. The cost of inventories includes inbound freight costs.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of prepayments, non-trade accounts receivables and other general current assets.

Property, Plant, and Equipment

Additions to property, plant and equipment, including capitalized interest and certain costs allocable to construction and property purchases, are recorded at cost. Capitalized interest is added to any capital project over $1,000,000 in cost which is expected to take more than six months to complete. Depreciation is computed using principally the straight-line method over the estimated useful lives of the assets. The useful lives are as follows:

Range of Useful
Asset	Lives, in Years

Improvements to land	15 to 20
Buildings	20 to 30
Machinery and equipment	5 to 30
Automotive equipment	5
Furniture and fixtures	3 to 7

The Company’s leasehold improvements are depreciated on the straight-line method over the shorter of the contractual lease term or the estimated useful life.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the assets acquired less liabilities assumed. Intangible assets are assets that lack physical substance (excluding financial assets). Goodwill acquired in a business combination and intangible assets with indefinite useful lives are not amortized, and intangible assets with finite useful lives are amortized. Goodwill and intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. CVR Partners uses

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

November 1 of each year as its annual valuation date for the impairment test. The annual review of impairment is performed by comparing the carrying value of its assets to its estimated fair value, using a combination of the discounted cash flow analysis and market approach. All goodwill impairment testing is done at CRNF as it is the only operating segment and consequently, it is the only reporting unit.

Planned Major Maintenance Costs

The direct-expense method of accounting is used for planned major maintenance activities. Maintenance costs are recognized as expense when maintenance services are performed. During the year ended December 31, 2006, the nitrogen fertilizer facility completed a major scheduled turnaround. Costs of approximately $2,570,000 associated with the 2006 turnaround are included in direct operating expenses (exclusive of depreciation and amortization) for the year ended December 31, 2006.

Planned major maintenance activities generally occur every two years.

Cost Classifications

Cost of product sold (exclusive of depreciation and amortization) includes cost of pet coke expense and freight and distribution expenses.

Direct operating expenses (exclusive of depreciation and amortization) includes direct costs of labor, maintenance and services, energy and utility costs, and other direct operating expenses. Direct operating expenses exclude depreciation and amortization of approximately $313,034, $8,334,931, $17,105,938, and $16,798,724 for the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005, the year ended December 31, 2006, and the year ended December 31, 2007. Direct operating expenses also exclude depreciation of $826,311 for the year ended December 31, 2007 that is included in “Net Costs Associated with Flood” on the Consolidated Statement of Operations as a result of the assets being idled due to the flood. See Note 9 “Flood”.

Selling, general and administrative expenses (exclusive of depreciation and amortization) consist primarily of direct and allocated legal expenses, treasury, accounting, marketing, human resources and maintaining the corporate offices in Texas and Kansas. Selling, general and administrative expenses excludes depreciation and amortization of approximately $3,412, $25,980, $19,960, and $20,423 for the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005, the year ended December 31, 2006, and the year ended December 31, 2007.

Income Taxes

The operations of CVR Partners and its predecessors have historically been included in the federal income tax return of CRLLC, which is a limited liability corporation that is not subject to federal income taxes. Upon the sale of the managing general partner, CVR Partners became a partnership that files its own separate federal income tax return with each partner being separately taxed on its share of taxable income. The Partnership is not subject to income taxes. The income tax liability of the individual partners is not reflected in the financial statements of the Partnership.

The State of Texas enacted a franchise tax on May 18, 2006 that the Partnership will be required to pay beginning in 2008. The method of calculation for this franchise tax is similar to an income tax, requiring the Partnership to recognize in the year of enactment the impact of this new tax on the future tax effects of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. A deferred tax liability and related income tax expense was recognized in 2006 for the expected future tax effect of the Texas franchise tax.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for entities to report information about the operating segments and geographic areas in which they operate. CVR Partners only operates in one segment and all of its operations are located in the United States.

Impairment of Long-Lived Assets

The Partnership accounts for long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with SFAS 144, the Partnership reviews long-lived assets (excluding goodwill, intangible assets with indefinite lives, and deferred tax assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized for the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of their carrying value or fair value less cost to sell. No impairment charges were recognized for any of the periods presented.

Partners’ Capital/Divisional Equity

Partners’ capital may also be referred to as divisional equity during the periods covered by the consolidated financial statements prior to the contribution of CRNF to the Partnership. Prior to the contribution, CRNF did not have its own debt and there was no formal intercompany financing arrangement in place. Accordingly the accompanying consolidated balance sheets do not present any long-term debt. Rather, intercompany borrowings and cash distributed to or contributed from the parent company prior to October 24, 2007 have been reflected in Divisional Equity. CRLLC managed the cash of CRNF. All cash received or paid by CRLLC prior to the contribution has been reflected as net contributions/distributions to parent on the accompanying Consolidated Statement of Partners’ Capital/Divisional Equity.

Revenue Recognition

Revenues for products sold are recorded upon delivery of the products to customers, which is the point at which title is transferred, the customer has the assumed risk of loss, and when payment has been received or collection is reasonably assumed. Sales are recognized when the product is delivered and all significant obligations of CRNF have been satisfied. Deferred revenue represents customer prepayments under contracts to guarantee a price and supply of nitrogen fertilizer in quantities expected to be delivered in the next twelve months in the normal course of business. Taxes collected from customers and remitted to governmental authorities are not included in reported revenues.

Shipping Costs

Pass-through finished goods delivery costs reimbursed by customers are reported in net sales, while an offsetting expense is included in cost of product sold (exclusive of depreciation and amortization).

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share-Based Compensation

CVR Partners has been allocated non-cash share-based compensation expense from CVR Energy and from CALLC III. CVR Energy and CALLC III account for share-based compensation in accordance with SFAS No. 123(R), Share-Based Payments and EITF 00-12 Issue No. 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee” (EITF 00-12). In accordance with SFAS 123(R), CVR Energy and CALLC III apply a fair-value-based measurement method in accounting for share-based compensation. In accordance with EITF 00-12, the Company recognizes the costs of the share-based compensation incurred by CVR Energy and CALLC III on its behalf, primarily in selling, general, and administrative expenses (exclusive of depreciation and amortization), and a corresponding capital contribution, as the costs are incurred on its behalf, following the guidance in EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services,” which requires variable accounting in the circumstances. Costs are allocated by CVR Energy and CALLC III based upon the percentage of time a CVR Energy employee provides services to CVR Partners. In accordance with the services agreement, CVR Partners will not be responsible for the payment of cash related to any share-based compensation allocated to it by CVR Energy for financial reporting purposes.

Environmental Matters

Liabilities related to future remediation costs of past environmental contamination of properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, internal and third-party assessments of contamination, available remediation technology, site-specific costs, and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. All liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized at the time of the expenditure when such costs provide future economic benefits.

Use of Estimates

Preparing financial statements in conformity with U.S. generally accepted accounting principals requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities in the consolidated financial statements and the reported amounts of revenues and expenses. Also, certain amounts in the accompanying consolidated financial statements have been allocated in a way that management believes is reasonable and consistent in order to depict the historical financial position, results of operations, and cash flows of CVR Partners on a stand-alone basis. Actual results could differ materially from those estimates.

Estimates made in preparing these financial statements include, among other things, estimates of depreciation and amortization expense, the estimated future cash flows and fair value of properties used in determining the need for any impairment write-down, recoveries of flood costs from insurance carriers, estimated allocations of selling, general and administrative costs, including share-based awards, the economic useful life of assets, the fair value of assets, liabilities, provisions for uncollectible accounts receivable, the results of litigation, and various other recorded or disclosed amounts. Future changes in the assumptions used could have a significant impact on reported results in future periods.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Related-Party Transactions

CVR Energy and its subsidiaries provide a variety of services to the Partnership, including cash management and financing services, employee benefits provided through CVR Energy’s benefit plans, administrative services provided by CVR Energy’s employees and management, insurance and office space leased in CVR Energy’s headquarters building and other locations. Where costs are specifically incurred on behalf of the Partnership, the costs are billed directly to the Partnership. In other situations, the costs have been allocated to the Partnership through a variety of methods, depending upon the nature of the expense and the activities of the Partnership. An expense benefiting the consolidated company but having no direct basis for allocation is allocated by a method using a ratio of the payroll of the fertilizer operating employees to the total payroll of the fertilizer operating employees and petroleum operating employees of CRLLC. All costs directly charged or allocated to the Partnership by affiliates are included in the consolidated statements of operations and all such operating costs have been allocated by CVR Energy.

As of October 25, 2007, the Partnership entered into several agreements with CVR Energy and its subsidiaries that govern the business relations of the Partnership, the managing general partner and CVR Energy. These agreements provide for billing procedures and related cost allocations and billings as applicable between CVR Energy and its subsidiaries and the Partnership. See Note 14 “Related Party Transactions” for a detailed discussion of the billing procedures and the basis for calculating the charges for specific products and services.

Allocation of Costs

The accompanying financial statements have been prepared in accordance with SAB Topic 1-B. These rules require allocations of costs for salaries and benefits, depreciation, rent, accounting and legal services, and other general and administrative expenses. CVR Energy has allocated general and administrative expenses to the Partnership and its predecessors based on allocation methodologies that management considers reasonable and result in an allocation of the cost of doing business borne by CVR Energy and CRLLC on behalf of the Partnership and its predecessors; however, these allocations may not be indicative of the cost of future operations or the amount of future allocations.

The Partnership’s historical income statements reflect all of the expenses that CRLLC incurred on the Partnership’s behalf. The Partnership’s financial statements therefore include certain expenses incurred by its parent which may include, but are not necessarily limited to, the following:

•	Officer and employee salaries and share-based compensation

•	Rent or depreciation

•	Advertising

•	Accounting, tax, legal and information technology services

•	Other selling, general and administrative expenses

•	Costs for defined contribution plans, medical and other employee benefits

•	Financing costs, including interest, mark-to-market changes in interest rate swap, and losses on extinguishment of debt

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Selling, general and administrative expense allocations were based primarily on a percentage of total fertilizer payroll to the total fertilizer and petroleum segment payrolls. Property insurance costs, included in direct operating expenses (exclusive of depreciation and amortization), were allocated based upon specific segment valuations. Interest expense, interest income, bank charges, gain (loss) on derivatives and loss on extinguishment of debt were allocated based upon fertilizer divisional equity as a percentage of total CVR Energy debt and equity. As of October 25, 2007, the allocations were determined in accordance with the services agreement entered into with CVR Energy (other than the allocations related to share-based compensation, which are determined in accordance with Staff Accounting Bulletin, or SAB, Topic 1-B “Allocation of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity” and in accordance with EITF 00-12, as more fully explained in Note 12). See Note 14 “Related Party Transactions” for a detailed discussion of the basis for calculating the charges. The table below reflects cost allocations, either allocated or billed, by period reflected in the Consolidated Statement of Operations.

	Immediate
	Predecessor	Successor
	174 Days	191 Days	Year	Year
	Ended	Ended	Ended	Ended
	June 23,	December 31,	December 31,	December 31,
	2005	2005	2006	2007
Direct operating expenses (exclusive of depreciation and amortization)	$616,363	$1,001,491	$2,120,923	$2,449,218
Selling, general and administrative expenses (exclusive of depreciation and amortization)	3,864,369	3,154,242	9,180,998	10,080,235
Interest expense and other financing costs	741,090	14,793,520	23,502,266	23,584,600
Interest income	(47,631)	(501,990)	(1,379,129)	(252,697)
(Gain) loss on derivatives	—	(4,852,817)	(2,145,388)	456,583
Loss on extinguishment of debt	1,240,455	—	8,480,747	177,653

	$6,414,646	$13,594,446	$39,760,417	$36,495,592

Net Income Per Limited Partnership Unit

The Partnership has omitted earnings per share for the Immediate Predecessor and for the Successor through the date CRNF was contributed to the Partnership because the Company operated under a Divisional Equity structure. The Partnership has omitted net income per unitholder for the Successor during the period it operated as a Partnership through the date of this offering because the Partnership operated under a different capital structure than what the Partnership will operate under at the time of this offering, and, therefore, the information is not meaningful.

New Accounting Pronouncements

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, which establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. FAS 157 states that fair value is “the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price)”. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years. The Partnership is currently evaluating the effect that this statement will have on the Partnership’s financial statements.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). Under this standard, an entity is required to provide additional information that will assist investors and other users of financial information to more easily understand the effect of the company’s choice to use fair value on its earnings. Further, the entity is required to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This standard does not eliminate the disclosure requirements about fair value measurements included in FAS 157 and FAS No. 107, Disclosures about Fair Value of Financial Instruments. FAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is permitted as of January 1, 2007, provided that the entity makes that choice in the first quarter of 2007 and also elects to apply the provisions of FAS 157. The Partnership expects that the adoption of FAS 159 will have no impact on the Partnership’s financial condition, results of operations and cash flows.

(4)	Pro Forma Information (unaudited)

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of the Partnership’s partnership agreement, to the common, GP and subordinated GP unitholders, by the number of common, GP and subordinated GP units expected to be outstanding at the closing of this offering. For purposes of this calculation, the Partnership assumed that pro forma distributions were equal to pro forma net income and that the number of units outstanding was 5,250,000 common, 18,750,000 GP and 16,000,000 subordinated GP units. All units were assumed to have been outstanding since January 1, 2007. No effect has been given to 787,500 common units that might be issued in this offering by the Partnership pursuant to the exercise by the underwriters of their option. The Partnership’s partnership agreement provides that, during the subordination period (as described below), the common units and GP units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units and GP units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated GP units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated GP units will not be entitled to receive any distributions until the common units and GP units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated GP units during the subordination period.

It is assumed that for the year ended December 31, 2007, common unit and GP units would have received an annual distribution of $1.01 per common unit and GP unit. Subordinated GP unitholders would have received no distribution of distributable earnings. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of this offering.

Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the holders of the IDRs are entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the holders of the IDRs than to the holders of common, GP and subordinated GP units. The pro forma net income per unit calculations assume that no incentive distributions were made to the holders of the IDRs because no such distribution would have been paid based upon the contractual limitation set forth in the partnership agreement which provides that no distributions will be made in respect of the IDRs until the Partnership has made cash distributions in an aggregate amount equal to the adjusted operating

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

surplus during the period from the closing of the Partnership’s initial public offering through December 31, 2009.

(5)	Partners’ Capital

At December 31, 2007, the Partnership had 30,333 special LP units outstanding, representing 0.1% of the total Partnership units outstanding, and 30,303,000 special GP interests outstanding, representing 99.9% of the total Partnership units outstanding. In addition, the managing general partner owned the managing general partner interest and the IDRs. The managing general partner contributed 1% of CRNF’s interest to the Partnership in exchange for its managing general partner interest and the IDRs. See Note 1 “Formation of the Partnership, Organization and Nature of Business” for additional discussion related to the unitholders.

In connection with the Partnership’s initial public offering, CRLLC will contribute all of its special LP units to the Partnership’s special general partner and all of the Partnership’s special general partner interests and special limited partner interests will be converted into a combination of GP and subordinated GP units. Following the initial public offering, the Partnership will have five types of partnership interest outstanding:

•	5,250,000 common units representing limited partner interests, all of which the Partnership will sell in the initial public offering;

•	18,750,000 GP units representing special general partner interests, all of which will be held by the Partnership’s special general partner;

•	18,000,000 subordinated GP units representing special general partner interests, all of which will be held by the Partnership’s special general partner;

•	incentive distribution rights representing limited partner interests, all of which will be held by the Partnership’s managing general partner; and

•	a managing general partner interest, which is not entitled to any distributions, which is held by the Partnership’s managing general partner.

Effective with the initial public offering, the partnership agreement will require that the Partnership distribute all of its cash on hand at the end of each quarter, less reserves established by its managing general partner, subject to the sustainability requirement in the event the Partnership elects to increase the quarterly distribution amount. The amount of available cash may be greater or less than the aggregate amount necessary to make the minimum quarterly distribution on all common units, GP units and subordinated units.

Subsequent to the initial public offering, the Partnership will make minimum quarterly distributions of $0.375 per common unit ($1.50 per common unit on an annualized basis) to the extent the Partnership has sufficient available cash. In general, cash distributions will be made each quarter as follows:

•	First, to the holders of common units and GP units until each common unit and GP unit has received a minimum quarterly distribution of $0.375 plus any arrearages from prior quarters;

•	Second, to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.375; and

•	Third, to all unitholders, pro rata, until each unit has received a quarterly distribution of $0.4313.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

If cash distributions exceed $0.4313 per unit in a quarter, the Partnership’s managing general partner, as holder of the IDRs, will receive increasing percentages, up to 48%, of the cash the Partnership distributes in excess of $0.4313 per unit. However, the managing general partner will not be entitled to receive any distributions in respect of the IDRs until the Partnership has made cash distributions in an aggregate amount equal to the Partnership’s adjusted operating surplus generated during the period from the closing of the initial public offering until December 31, 2009.

During the subordination period, the subordinated units will not be entitled to receive any distributions until the common units and GP units have received the minimum quarterly distribution of $0.375 per unit plus any arrearages from prior quarters. The subordination period will end once the Partnership meets the financial tests in the partnership agreement.

If the Partnership meets the financial tests in the partnership agreement for any three consecutive four-quarter periods ending on or after the first quarter whose first day begins at least three years following the closing of initial public offering, 25% of the subordinated GP units will convert into GP units on a one-for-one basis. If the Partnership meets these financial tests for any three consecutive four-quarter periods ending on or after the first quarter whose first day begins at least four years following the closing of the initial public offering, an additional 25% of the subordinated GP units will convert into GP units on a one-for-one basis. The early conversion of the second 25% of the subordinated GP units may not occur until at least one year following the end of the last four-quarter period in respect of which the first 25% of the subordinated GP units were converted. If the subordinated GP units have converted into subordinated LP units at the time the financial tests are met they will convert into common units, rather than GP units. In addition, the subordination period will end if the managing general partner is removed as the managing general partner where “cause” (as defined in the partnership agreement) does not exist and no units held by the managing general partner and its affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into GP units or common units on a one-for-one basis, and the common units and GP units will no longer be entitled to arrearages.

The partnership agreement authorizes the Partnership to issue an unlimited number of additional units and rights to buy units for the consideration and on the terms and conditions determined by the managing general partner without the approval of the unitholders.

The Partnership will distribute all cash received by it or its subsidiaries in respect of accounts receivable existing as of the closing of the initial public offering exclusively to its special general partner.

The managing general partner, together with the special general partner, manages and operates the Partnership. Common unitholders will only have limited voting rights on matters affecting the Partnership. In addition, common unitholders will have no right to elect either of the general partners or the managing general partner’s directors on an annual or other continuing basis.

If at any time the managing general partner and its affiliates own more than 80% of the common units, the managing general partner will have the right, but not the obligation, to purchase all of the remaining common units at a purchase price equal to the greater of (x) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest per-unit price paid by the managing general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Inventories

Inventories consisted of the following (in thousands):

	December 31,	December 31,
	2006	2007

Finished goods	$2,804	$2,859
Raw materials and catalysts	4,066	4,704
Parts and supplies	7,234	8,590

	$14,104	$16,153

(7)	Property, Plant, and Equipment

A summary of costs for property, plant, and equipment is as follows (in thousands):

	December 31,	December 31,
	2006	2007

Land and improvements	$706	$1,147
Buildings	650	650
Machinery and equipment	379,339	381,685
Automotive equipment	267	297
Furniture and fixtures	186	209
Construction in progress	1,262	11,012

	$382,410	$395,000
Accumulated depreciation	25,366	42,987

	$357,044	$352,013

(8)	Goodwill and Intangible Assets

In connection with the Subsequent Acquisition described in Note 1, CRNF recorded goodwill of $40,968,463. SFAS No. 142, Goodwill and Other Intangible Assets, provides that goodwill and other intangible assets with indefinite lives shall not be amortized but shall be tested for impairment on an annual basis. In accordance with SFAS 142, CVR Partners completed its annual test for impairment of goodwill as of November 1, 2006 and 2007. Based on the results of the test, no impairment of goodwill was recorded as of December 31, 2006 or 2007. The annual review of impairment is performed by comparing the carrying value of the Partnership to its estimated fair value using a combination of the discounted cash flow analysis and market approach.

Contractual agreements with a fair market value of $145,400 were acquired in the Subsequent Acquisition described in Note 1. The intangible value of these agreements is amortized over the life of the agreements through September 2019. Amortization expense of $25,582, $19,163 and $19,163 was recorded in depreciation and amortization for the 191-days ended December 31, 2005 and the years ended December 31, 2006 and December 31, 2007, respectively.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated amortization of the contractual agreements is as follows (in thousands):

Contractual
Year Ending December 31,	Agreements

2008	$15
2009	10
2010	10
2011	10
2012	6
Thereafter	30

$81

(9)	Flood

During the weekend of June 30, 2007, torrential rains in southeastern Kansas caused the Verdigris River to overflow its banks and flood the city of Coffeyville, Kansas. As a result, CRNF’s nitrogen fertilizer plant was severely flooded and was forced to conduct emergency shut downs and evacuate. The nitrogen fertilizer facility sustained damage and required repairs resulting in damage to the assets.

During and after the time of the flood, CRLLC, the Partnership’s parent at that time, was insured under insurance policies that were issued by a variety of insurers and which covered various risks, such as damage to the Partnership’s property, interruption of the Partnership’s business, environmental cleanup costs, and potential liability to third parties for bodily injury or property damage. These coverages included CRLLC’s primary property damage and business interruption insurance program which provided $300 million of coverage for flood-related damage, subject to a deductible of $2.5 million per “occurrence” and a 45-day waiting period for business interruption loss. While the Partnership believes that property insurance should cover substantially all of the estimated total physical damage to the Partnership’s property, the insurance carriers have cited potential coverage limitations and defenses that might preclude such a result. CRLLC determined that the Partnership’s allocation of the $2.5 million insurance deductible was $0.1 million.

Net costs related to the flood during the year ended December 31, 2007 were $2.4 million. Total gross costs recorded due to the flood that were included in the statement of operations for the year ended December 31, 2007 were approximately $5.8 million. Of these gross costs for the year ended December 31, 2007, approximately $3.5 million were paid to third parties for repair and related cleanup as a result of the flood damage to the Company’s facilities. Additionally, included in this cost was $0.8 million of depreciation for temporarily idled facilities, $0.7 million of salaries, $0.4 million associated with inventory loss and approximately $0.4 million of other related costs. An insurance receivable of approximately $3.3 million was also recorded for the year ended December 31, 2007 for the probable recovery of such costs under CRLLC’s insurance policy. $3.2 million of this receivable was distributed to CRLLC as described below.

Following the contribution of CRNF to the Partnership, all previously recorded insurance receivables related to flood damaged property of CRNF remained with Coffeyville Resources. This distribution from CRNF to CRLLC has been reflected as a distribution to parent in the accompanying consolidated financial statements for the year ended December 31, 2007. The Company anticipates that approximately $0.7 million in additional third party costs related to the repair of flood damaged property will be recorded in future periods. Accordingly, the total third-party cost to repair the nitrogen fertilizer facility is currently estimated at approximately $4.2 million.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2007, the Company had $139,346 recorded as an insurance receivable that was not distributed to CRLLC and for which the Company believes collection is probable. CRLLC will reimburse CRNF in accordance with an indemnification agreement for any future additional flood-related costs or losses incurred after December 31, 2007.

(10)	Income Taxes

In May 2006, the State of Texas enacted a franchise tax that will become effective in 2008. This franchise tax requires the Partnership to pay a tax of 1.0% on the Partnership’s “margin”, as defined in the law, beginning in 2008 based on the Partnership’s 2007 results. The margin to which the tax rate will be applied generally will be calculated as the Partnership’s revenues for federal income tax purposes less the cost of the products sold for federal income tax purposes, in the State of Texas. Under the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, the Partnership is required to record the effects on deferred taxes for a change in tax rates or tax law in the period that includes the enactment date.

Under FAS 109, taxes based on income like the Texas franchise tax are accounted for using the liability method under which deferred income taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using the enacted statutory tax rates in effect at the end of the period. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Temporary differences related to the Partnership’s property will affect the Texas franchise tax. As a result, the Partnership recorded a deferred tax liability in the amount of $27,500 as of December 31, 2006. At December 31, 2007, a total income tax expense of $29,500 was recorded. This amount included current income taxes of $24,500 and deferred income tax expense of $5,000, which resulted in a deferred income tax liability of $32,500 at December 31, 2007.

(11)	Benefit Plans

CVR Energy sponsors a defined-contribution 401(k) plan (the Plan) for the employees of CRNF. Participants in the Plan may elect to contribute up to 50% of their annual salaries, and up to 100% of their annual bonus received pursuant to CVR Energy’s income sharing plan. CRNF matches up to 75% of the first 6% of the participant’s contribution. The Plan is administered by CVR Energy. Participants in the Plan are immediately vested in their individual contributions. The Plan has a three year vesting schedule for CRNF’s matching funds and contains a provision to count service with any predecessor organization. CRNF’s contributions under the Plan were $162,962, $107,011, $311,964 and $303,113 for the 174 days ended June 23, 2005, the 191 days ended December 31, 2005, the year ended December 31, 2006, and the year ended December 31, 2007, respectively.

(12)	Share-based Compensation

Certain employees of CVR Partners and employees of CVR Energy who perform services for the Partnership under the services agreement with CVR Energy participate in equity compensation plans of CVR Partners’ affiliates. Accordingly, CVR Partners has recorded compensation expense for these plans in accordance with Staff Accounting Bulletin, or SAB Topic 1-B “Allocations of Expenses and Related disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity” and in accordance with EITF 00-12. All compensation expense related to these plans for full-time employees of CVR Partners has been allocated 100% to CVR Partners. For employees covered by the services agreement with CVR Energy, the Partnership records share-based compensation relative to the percentage of time spent by each management

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

member providing services to the Partnership as compared to the total calculated share-based compensation by CVR Energy. The Partnership is not responsible for payment of share-based compensation and all expense amounts are reflected as a contribution to Partner’s Capital.

During the periods prior to the formation of the Partnership, share-based compensation costs were allocated to CVR Partners in accordance with other general corporate costs as described in Note 3, “Summary of Significant Accounting Policies — Allocations of Costs.”

The following describes the share-based compensation plans of CALLC, CALLC II, CALLC III and CRLLC, CVR Energy’s wholly owned subsidiary.

919,630 override operating units at an adjusted benchmark value of $11.31 per unit

In June 2005, CALLC issued nonvoting override operating units to certain management members holding common units of CALLC. There were no required capital contributions for the override operating units. In accordance with SFAS 123(R), Share Based Compensation, using the Monte Carlo method of valuation, the estimated fair value of the override operating units on June 24, 2005 was $3,604,950. Pursuant to the forfeiture schedule described below, CVR Energy recognized compensation expense over the service period for each separate portion of the award for which the forfeiture restriction lapsed as if the award was, in-substance, multiple awards. In accordance with the allocation method noted above, CVR Partners recognized compensation expense of $149,693, $265,678 and $2,841,452 for the 191-day period ending December 31, 2005, and for the years ending December 31, 2006 and 2007, respectively. In connection with the split of CALLC into two entities on October 16, 2007, management’s equity interest in CALLC was split so that half of management’s equity interest is in CALLC and half is in CALLC II. The restructuring resulted in a modification of the existing awards under SFAS No. 123(R). However, because the fair value of the modified award equaled the fair value of the original award before the modification, there was no accounting consequence as a result of the modification. However, due to the restructuring, the employees of CVR Energy and CVR Partners no longer hold share-based awards in a parent company. Due to the change in status of the employees related to the awards, CVR Energy recognized compensation expense for the newly measured cost attributable to the remaining vesting (service) period prospectively from the date of the change in status, which expense is included in the amounts noted above. Also, CVR Energy now accounts for these awards pursuant to EITF 00-12 following the guidance in EITF 96-18, which requires variable accounting in this circumstance. Using a binomial model and a probability-weighted expected return method which utilized CVR Energy’s cash flow projections resulted in an estimated fair value of the override operating units as noted below.

Significant assumptions used in the valuation were as follows:

Estimated forfeiture rate	None
Explicit service period	Based on forfeiture schedule below
October 16, 2007 (date of modification) estimated fair value	$39.53
December 31, 2007 estimated fair value	$51.84 per share
Marketability and minority interest discounts	$9.14 per share (15% discount)
Volatility	35.8%

72,492 override operating units at a benchmark value of $34.72 per unit

On December 28, 2006, CALLC issued additional nonvoting override operating units to a certain management member who holds common units of CALLC. There were no required capital contributions for the override operating units. In accordance with SFAS 123(R), a combination of a

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

binomial model and a probability-weighted expected return method which utilized CVR Energy’s cash flow projections resulted in an estimated fair value of the override operating units on December 28, 2006 of $472,648. Management believed that this method was preferable for the valuation of the override units as it allowed a better integration of the cash flows with other inputs, including the timing of potential exit events that impact the estimated fair value of the override units. In accordance with the allocation method noted above and pursuant to the forfeiture schedule described below, CVR Partners recognized compensation expense of $798 and $168,881 for the periods ending December 31, 2006 and 2007, respectively. The amount included in the year ending December 31, 2007 includes compensation expense as a result of the restructuring and modification of the split of CALLC into two entities, as described above. These override operating units are being accounted for the same as the override operating units with the adjusted benchmark value of $11.31 per unit. Using a binomial model and a probability-weighted expected return method which utilized CVR Energy’s cash flow projections resulted in an estimated fair value of the override operating units as described below.

Significant assumptions used in the valuation were as follows:

Estimated forfeiture rate	None
Explicit service period	Based on forfeiture schedule below
October 16, 2007 (date of modification) estimated fair value	$20.34
December 31, 2007 estimated fair value	$32.65 per share
Marketability and minority interest discounts	$5.76 per share (15% discount)
Volatility	35.8%

Override operating units are forfeited upon termination of employment for cause. In the event of all other terminations of employment, the override operating units are initially subject to forfeiture with the number of units subject to forfeiture reducing as follows:

Forfeiture
Minimum Period Held	Percentage

2 years	75%
3 years	50%
4 years	25%
5 years	0%

On the tenth anniversary of the issuance of override operating units, such units shall convert into an equivalent number of override value units.

1,839,265 override value units at an adjusted benchmark value of $11.31 per unit

In June 2005, CALLC issued 1,839,265 nonvoting override value units to certain management members holding common units of CALLC. There were no required capital contributions for the override value units.

In accordance with SFAS 123(R), using the Monte Carlo method of valuation, the estimated fair value of the override value units on June 24, 2005 was $4,064,776. For the override value units, CVR Energy is recognizing compensation expense ratably over the implied service period of 6 years. In accordance with the allocation method noted above, CVR Partners recognized compensation expense of $98,205, 155,536 and $3,374,508 for the 191-day period ending December 31, 2005, and for the years ending December 31, 2006 and 2007, respectively. The amount included in the year ending December 31, 2007 includes compensation expense as a result of the restructuring and modification

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the split of CALLC into two entities, as described above. These override value units are being accounted for the same as the override operating units with an adjusted benchmark value of $11.31 per unit. Using a binomial model and a probability-weighted expected return method which utilized CVR Energy’s cash flow projections resulted in an estimated fair value of the override value units as described below. Significant assumptions used in the valuation were as follows:

• Estimated forfeiture rate	None
• Derived service period	6 years
• October 16, 2007 (date of modification) estimated fair value	$39.53
• December 31, 2007 estimated fair value	$51.84 per share
• Marketability and minority interest discounts	$9.14 per share (15% discount)
• Volatility	35.8%

144,966 override value units at a benchmark value of $34.72 per unit

On December 28, 2006, CALLC issued 144,966 additional nonvoting override value units to a certain management member who holds common units of CALLC. There were no required capital contributions for the override value units.

In accordance with SFAS 123(R), a combination of a binomial model and a probability-weighted expected return method which utilized CVR Energy’s cash flow projections resulted in an estimated fair value of the override value units on December 28, 2006 of $945,178. Management believed that this method was preferable for the valuation of the override units as it allowed a better integration of the cash flows with other inputs, including the timing of potential exit events that impact the estimated fair value of the override units. For the override value units, CVR Energy is recognizing compensation expense ratably over the implied service period of 6 years. In accordance with the allocation method noted above, CVR Partners recognized compensation expense of $4,124, and $151,980 for the years ending December 31, 2006 and 2007, respectively. The amount included in the year ending December 31, 2007 includes compensation expense as a result of the restructuring and modification of the split of CALLC into two entities, as described above. These override value units are being accounted for the same as the override operating units with the adjusted benchmark value of $11.31 per unit. Using a binomial model and a probability-weighted expected return method which utilized CVR Energy’s cash flow projections resulted in an estimated fair value of the override value units as noted below.

Significant assumptions used in the valuation were as follows:

Estimated forfeiture rate	None
Derived service period	6 years
October 16, 2007 (date of modification) estimated fair value	$20.34
December 31, 2007 estimated fair value	$32.65 per share
Marketability and minority interest discounts	$5.76 per share (15% discount)
Volatility	35.8%

Unless the compensation committee of the board of directors of CVR Energy takes an action to prevent forfeiture, override value units are forfeited upon termination of employment for any reason except that in the event of termination of employment by reason of death or disability, all override

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value units are initially subject to forfeiture with the number of units subject to forfeiture reducing as follows:

Forfeiture
Minimum Period Held	Percentage

2 years	75%
3 years	50%
4 years	25%
5 years	0%

Assuming the allocation of costs from CVR Energy remains consistent with the allocation at December 31, 2007 and assuming no change in the estimated fair value at December 31, 2007, at December 31, 2007 there was approximately $18,574,142 of unrecognized compensation expense related to nonvoting override units. This expense is expected to be recognized by CVR Partners over a period of five years as follows:

	Override	Override
	Operating Units	Value Units

Year ending December 31, 2008	2,058,123	4,422,143
Year ending December 31, 2009	1,067,545	4,422,143
Year ending December 31, 2010	317,971	4,422,143
Year ending December 31, 2011	—	1,864,074

	$3,443,639	$15,130,503

Phantom Unit Appreciation Plan

CVR Energy, through a wholly-owned subsidiary, has a Phantom Unit Appreciation Plan whereby directors, employees, and service providers may be awarded phantom points at the discretion of the board of directors or the compensation committee. Holders of service phantom points have rights to receive distributions when holders of override operating units receive distributions. Holders of performance phantom points have rights to receive distributions when holders of override value units receive distributions. There are no other rights or guarantees, and the plan expires on July 25, 2015, or at the discretion of the compensation committee of the board of directors of CVR Energy. As of December 31, 2007, the issued Profits Interest (combined phantom plan and override units) represented 15% of combined common unit interest and Profits Interest of CVR Energy. The Profits Interest was comprised of 11.1% and 3.9% of override interest and phantom interest, respectively. In accordance with SFAS 123(R), using the December 31, 2007 CVR Energy stock closing price to determine the CVR Energy equity value, through an independent valuation process, the service phantom interest and the performance phantom interest were both valued at $51.84 per point. CVR Partners has recorded compensation expense related to the Phantom Unit Plan of $22,174, $2,567,920 and $4,388,599 for the 191-day period ending December 31, 2005, and for the years ending December 31, 2006 and December 31, 2007, respectively.

Assuming the allocation of costs from CVR Energy remains consistent with the allocation at December 31, 2007, and assuming no change in the estimated fair value at December 31, 2007, at December 31, 2007 there was approximately $4,154,249 million of unrecognized compensation expense related to the Phantom Unit Plan. This is expected to be recognized over a period of five years.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13,461 override units with a benchmark amount of $10

In October 2007, CALLC III issued non-voting override units to certain management members holding common units of CALLC III. There were no required capital contributions for the override units. In accordance with SFAS 123(R), Share Based Compensation, using a binomial and a probability-weighted expected return method which utilized the CALLC III’s cash flows projections, the estimated fair value of the operating units at December 31, 2007 was $3,750. CVR Energy recognizes compensation costs for this plan based on the fair value of the awards at the end of each reporting period in accordance with EITF 00-12 using the guidance in EITF 96-18. Pursuant to the forfeiture schedule reflected above, CVR Energy recognized compensation expense over this service period for each portion of the award for which the forfeiture restriction has lapsed. In accordance with the allocation method described above, CVR Partners recognized compensation expense of $723 for the year ended December 31, 2007.

Significant Assumptions used in the valuation were as follows:

Estimated forfeiture rate	None
Explicit Service Period	Based on forfeiture schedule above
December 31, 2007 estimated fair value	$0.02 per share
Marketability and minority interest discount	$0.00 per share (15% discount)
Volatility	34.7%

(13)	Commitments and Contingent Liabilities

The minimum required payments for CRNF’s specific lease agreements and unconditional purchase obligations are as follows:

	Operating	Unconditional
Year Ending December 31,	Leases	Purchase Obligations

2008	$3,507,184	$15,492,354
2009	2,762,547	16,316,790
2010	1,224,648	15,580,568
2011	726,793	16,971,022
2012	270,873	17,075,060
Thereafter	7,450	211,204,704

	$8,499,495	$292,640,498

CRNF leases railcars under long-term operating leases. For the 174 day period ended June 23, 2005, the 191 day period ended December 31, 2005, the year ended December 31, 2006, and the year ended December 31, 2007, lease expense totaled approximately $1,684,921, $1,565,783, $3,204,673, and $3,036,281, respectively. The lease agreements have various remaining terms. Some agreements are renewable, at CRNF’s option, for additional periods. It is expected, in the ordinary course of business, that leases will be renewed or replaced as they expire.

CRNF licenses a gasification process from a third party associated with gasifier equipment. The royalty fees for this license are incurred as the equipment is used and are subject to a cap and the full capped amount was paid in 2007. At December 31, 2006, approximately $1,615,000 was included in accounts payable for this agreement. Royalty fee expense reflected in direct operating expenses (exclusive of depreciation and amortization) for the 174 day period ended June 23, 2005, the 191 day period ended December 31, 2005, the year ended December 31, 2006, and the year ended December 31, 2007 was $1,042,286, $914,878, $2,134,506, and $1,035,296, respectively.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CRNF has an agreement with the City of Coffeyville pursuant to which it must make a series of future payments for electrical generation transmission and city margin. As of December 31, 2007, the remaining obligations of CRNF totaled $19.6 million through December 31, 2019. Total minimum committed contractual payments under the agreement will be $1.7 million per year for each subsequent year.

During 2005, CRNF entered into an on-site product supply agreement with The Linde Group. Pursuant to the agreement, which expires in 2020, CRNF is required to take as available and pay approximately $300,000 per month for the supply of oxygen and nitrogen to the fertilizer operation. Expenses associated with this agreement, included in direct operating expenses (exclusive of depreciation and amortization) for the year ended December 31, 2006 and 2007 totaled approximately $3,520,759 and $3,135,969, respectively.

CRNF entered into a sales agreement with Cominco Fertilizer Partnership on November 20, 2007 to purchase equipment and materials which comprise a nitric acid plant. CRNF’s obligation related to the execution of the agreement in 2007 for the purchase of the assets was $3,500,000. As of December 31, 2007, $250,000 had been paid with $3,250,000 remaining as an accrued current obligation. Additionally, $3,000,000 was accrued related to the obligation to dismantle the unit. These amounts incurred are included in construction-in-progress at December 31, 2007. The total unpaid obligation at December 31, 2007 of $6,250,000 is included in accrued expenses and other current liabilities on the Consolidated Balance Sheets.

CRNF entered into a 5-year lease agreement effective October 25, 2007 with CVR Energy under which certain office and laboratory space is leased. The agreement requires CRNF to pay $8,000 on the first day of each calendar month during the term of the agreement. See Note 14 “Related Party Transactions” for further discussion.

From time to time, CRNF is involved in various lawsuits arising in the normal course of business, including matters such as those described below under, “Environmental, Health, and Safety (EHS) Matters”, and those described above. Liabilities related to such litigation are recognized when the related costs are probable and can be reasonably estimated. Management believes the Company has accrued for losses for which it may ultimately be responsible. It is possible management’s estimates of the outcomes will change within the next year due to uncertainties inherent in litigation and settlement negotiations. In the opinion of management, the ultimate resolution of any other litigation matters is not expected to have a material adverse effect on the accompanying consolidated financial statements.

CRNF entered into a coke supply agreement with CVR Energy in October 2007 pursuant to which CVR Energy supplies CRNF with pet coke. CRNF is obligated under this agreement to purchase the lesser of (i) 100 percent of the pet coke produced at its petroleum refinery or (ii) 500,000 tons of pet coke. The agreement has an initial term of 20 years. The price which the Partnership will pay for the pet coke will be based on the lesser of a coke price derived from the price received by the Partnership for UAN (subject to a UAN based price ceiling and floor) or a coke index price but in no event will the pet coke price be less than zero. See Note 14, Related Party Transactions.

CRNF is a guarantor under CRLLC’s principal credit facility. CRLLC entered into a new credit facility on December 28, 2006. This credit facility provides financing up to $1.075 billion, consisting of $775 million of tranche D term loans, a $150 million revolving credit facility, and a funded letter of credit facility of $150 million. All obligations under the credit facility are guaranteed by all of CRLLC’s subsidiaries including CRNF, CVR Partners and CVR Special GP (the special general partner of CVR Partners). Indebtedness under the credit facility is secured by a first priority security interest in substantially all of CRLLC’s assets and the assets of all of the guarantors, including CRNF, as well as

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a pledge of all of the capital stock of CRLLC’s domestic subsidiaries, including all of the units held by CRLLC and CVR Special GP in CVR Partners. The amount of term debt outstanding under this credit facility at December 31, 2007 was approximately $489 million.

CRNF is also a guarantor under three swap agreements which CRLLC entered into in July 2005 with J. Aron & Co., an affiliate of a related party of the managing general partner. All of CRLLC’s subsidiaries, including CRNF, became guarantors under the swap agreements in July 2005. The total liability under the swap agreements at December 31, 2007 was approximately $350.6 million.

Environmental, Health, and Safety (EHS) Matters

CRNF is subject to various stringent federal, state, and local EHS rules and regulations. Liabilities related to EHS matters are recognized when the related costs are probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, site-specific costs, and currently enacted laws and regulations. All liabilities are monitored and adjusted regularly as new facts emerge or changes in law or technology occur.

In 2005, CRNF agreed to participate in the State of Kansas Voluntary Cleanup and Property Redevelopment Program (VCPRP) to address a reported release of urea ammonium nitrate (UAN) at the Coffeyville UAN loading rack. As of December 31, 2006 and 2007, environmental accruals of $65,649 and $216,986, respectively, were reflected in the consolidated balance sheets for probable and estimated costs for remediation of environmental contamination under the VCPRP, including amounts totaling $65,649 and $170,000, respectively, included in accrued expenses and other current liabilities. The Successor accruals were determined based on an estimate of payment costs through 2010, which scope of remediation was arranged with the EPA and are discounted at the appropriate risk free rates at December 31, 2006 and 2007, respectively. The estimated future payments for these required obligations are as follows:

Year Ending December 31,	Amount
(in thousands)

2008	$170
2009	10
2010	40

Undiscounted total	$220
Less amounts representing interest at 3.52%	3

Accrued environmental liabilities at December 31, 2007	$217

Management periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, management believes that the accruals established for environmental expenditures are adequate.

Environmental expenditures are capitalized when such expenditures are expected to result in future economic benefits. For the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005, the year ended December 31, 2006, and the year ended December 31, 2007, capital expenditures were approximately $16,965, $373,215, $149,816, and $515,580, respectively, and were incurred to improve the environmental compliance and efficiency of the operations.

CRNF believes it is in substantial compliance with existing EHS rules and regulations. There can be no assurance that the EHS matters described above or other EHS matters which may develop in the future will not have a material adverse effect on the business, financial condition, or results of operations.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14)	Related Party Transactions

CRLLC contributed its wholly-owned subsidiary CRNF to the Partnership on October 24, 2007. Pursuant to the contribution agreement, Coffeyville Resources transferred CVR Energy’s fertilizer business to the Partnership in exchange for (1) the issuance to CVR Special GP of 30,303,000 special GP units, representing a 99.9% general partner interest in the Partnership at that time, (2) the issuance to Coffeyville Resources of 30,333 special LP units, representing a 0.1% limited partner interest in Partnership at that time, (3) the issuance to CVR GP of the managing general partner interest and the IDRs and (4) CVR Partners’ agreement, contingent on CVR Partners completing an initial public or private offering, to reimburse CVR Energy for capital expenditures it incurred during the two year period prior to the sale of the managing general partner to Coffeyville Acquisition III, as described below, in connection with the operations of the nitrogen fertilizer plant, estimated to be approximately $18.4 million. CVR Partners assumed all liabilities arising out of or related to the ownership of the nitrogen fertilizer business to the extent arising or accruing on and after the date of transfer. Prior to the contribution, CRNF distributed certain working capital to CRLLC which were not included in the overall assets that were contributed to the Partnership. Assets not contributed included accounts receivable of $4,471,849, an insurance receivable of $3,207,861 and personnel and obligations of the phantom plan of $1,483,245.

Related Party Agreements, Effective October 25, 2007

In connection with the formation of CVR Partners and the initial public offering of CVR Energy in October 2007, CVR Partners entered into several agreements with CVR Energy and its subsidiaries that govern the business relations among CVR Partners, CVR Energy and its managing general partner.

Feedstock and Shared Services Agreement

CVR Partners has entered into a feedstock and shared services agreement with CVR Energy under which the two parties provide feedstock and other services to one another. These feedstocks and services are utilized in the respective production processes of CVR Energy’s refinery and CVR Partners’ nitrogen fertilizer plant.

The agreement provides hydrogen supply and pricing terms for circumstances where the refinery requires more hydrogen than it can generate. Revenues associated with the sale of hydrogen to CVR Energy were approximately $328,937, $2,391,788, $6,819,995 and $17,811,958 for the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005 and the years ended December 31, 2006 and 2007, respectively. These amounts are included in Net Sales in the Consolidated Statement of Operations. At December 31, 2007, there was $2,382,399 of receivables included in due from affiliate on the Consolidated Balance Sheet associated with unpaid balances related to hydrogen sales.

The agreement provides that both parties must deliver high-pressure steam to one another under certain circumstances. Reimbursed direct operating expenses recorded during the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005 and the years ended December 31, 2006 and 2007 were $(109,066), $296,134, $165,945 and $348,517, respectively.

CVR Partners is also obligated to make available to CVR Energy any nitrogen produced by the Linde air separation plant that is not required for the operation of the nitrogen fertilizer plant, as determined by CVR Partners in a commercially reasonable manner. Reimbursed direct operating expenses associated with nitrogen during the 174-day period ended June 23, 2005, the 191-day

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period ended December 31, 2005, and the years ended December 31, 2006 and 2007 were $202,738, $296,366, $617,917 and $920,678, respectively.

The agreement also provides that both CVR Partners and CVR Energy must deliver instrument air to one another in some circumstances. CVR Partners must make instrument air available for purchase by CVR Energy at a minimum flow rate, to the extent produced by the Linde air separation plant and available to CVR Partners. Reimbursed direct operating expenses recorded during the 174-day period ended June 23, 2005, the 191-day period ended December 31, 2005 and the years ended December 31, 2006 and 2007 were $103,935, $112,065, $237,600 and $263,117, respectively.

At December 31, 2007, payables of $97,910 were included in due from affiliate on the Consolidated Balance Sheet associated with unpaid balances related to all components of the feedstock and shared services agreement except hydrogen sales.

The agreement has an initial term of 20 years, which will be automatically extended for successive five year renewal periods. Either party may terminate the agreement, effective upon the last day of a term, by giving notice no later than three years prior to a renewal date. The agreement will also be terminable by mutual consent of the parties or if one party breaches the agreement and does not cure within applicable cure periods and the breach materially and adversely affects the ability of the terminating party to operate its facility. Additionally, the agreement may be terminated in some circumstances if substantially all of the operations at the nitrogen fertilizer plant or the refinery are permanently terminated, or if either party is subject to a bankruptcy proceeding, or otherwise becomes insolvent.

Coke Supply Agreement

CVR Partners has entered into a coke supply agreement with CVR Energy pursuant to which CVR Energy supplies CVR Partners with pet coke. This agreement provides that CVR Energy must deliver to the Partnership during each calendar year an annual required amount of pet coke equal to the lesser of (i) 100 percent of the pet coke produced at its petroleum refinery or (ii) 500,000 tons of pet coke. CVR Partners is also obligated to purchase this annual required amount. If during a calendar month CVR Energy produces more than 41,667 tons of pet coke, then CVR Partners will have the option to purchase the excess at the purchase price provided for in the agreement. If CVR Partners declines to exercise this option, CVR Energy may sell the excess to a third party.

The price which CVR Partners will pay for the pet coke is based on the lesser of a coke price derived from the price it receives for UAN (subject to a UAN based price ceiling and floor) or a coke index price but in no event will the pet coke price be less than zero. CVR Partners will also pay any taxes associated with the sale, purchase, transportation, delivery, storage or consumption of the pet coke. Prior to October 24, 2007, the price of pet coke purchased by CRNF from CVR Energy’s refinery was $15 per ton. CVR Partners will be entitled to offset any amount payable for the pet coke against any amount due from CVR Energy under the feedstock and shared services agreement between the parties.

The agreement has an initial term of 20 years, which will be automatically extended for successive five year renewal periods. Either party may terminate the agreement by giving notice no later than three years prior to a renewal date. The agreement is also terminable by mutual consent of the parties or if a party breaches the agreement and does not cure within applicable cure periods. Additionally, the agreement may be terminated in some circumstances if substantially all of the operations at the nitrogen fertilizer plant or the refinery are permanently terminated, or if either party is subject to a bankruptcy proceeding or otherwise becomes insolvent.

Cost of pet coke associated with the transfer of pet coke from CVR Energy to the Partnership were approximately $2,777,835, $2,575,155, $5,241,927 and $4,452,763 for the 174-day period

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ended June 23, 2005, the 191-day period ended December 31, 2005 and the years ended December 31, 2006 and 2007, respectively. If the price of pet coke had been determined under the new coke supply agreement for the period prior to October 24, 2007, the cost of product sold (exclusive of depreciation and amortization) would have decreased $1.6 million, decreased $0.7 million, decreased $3.5 million and increased $2.5 million for the 174 days ended June 23, 2005, for the 191 days ended December 31, 2005, and for the years ended December 31, 2006 and 2007, respectively. Payables of $600,820 related to the coke supply agreement were included in due from affiliate on the Consolidated Balance Sheet at December 31, 2007.

Lease Agreement

CVR Partners has entered into a 5-year lease agreement with CVR Energy under which it leases certain office and laboratory space. This agreement expires in October 2012. The total amount incurred in 2007 was approximately $17,800. Payables of $8,000 were included in due from affiliate on the Consolidated Balance Sheet at December 31, 2007.

Environmental Agreement

CVR Partners has entered into an environmental agreement with CVR Energy which provides for certain indemnification and access rights in connection with environmental matters affecting the refinery and the nitrogen fertilizer plant. Generally, both CVR Partners and CVR Energy have agreed to indemnify and defend each other and each other’s affiliates against liabilities associated with certain hazardous materials and violations of environmental laws that are a result of or caused by the indemnifying party’s actions or business operations. This obligation extends to indemnification for liabilities arising out of off-site disposal of certain hazardous materials. Indemnification obligations of the parties will be reduced by applicable amounts recovered by an indemnified party from third parties or from insurance coverage.

The agreement provides for indemnification in the case of contamination or releases of hazardous materials that are present but unknown at the time the agreement is entered into to the extent such contamination or releases are identified in reasonable detail during the period ending five years after the date of the agreement. The agreement further provides for indemnification in the case of contamination or releases which occur subsequent to the date the agreement is entered into.

The term of the agreement is for at least 20 years, or for so long as the feedstock and shared services agreement is in force, whichever is longer.

Services Agreement

CVR Partners has entered into a services agreement with its managing general partner and CVR Energy pursuant to which it and its managing general partner obtain certain management and other services from CVR Energy. Under this agreement, the Partnership’s managing general partner has engaged CVR Energy to conduct its day-to-day business operations. CVR Energy provides CVR Partners with the following services under the agreement, among others:

•	services from CVR Energy’s employees in capacities equivalent to the capacities of corporate executive officers, except that those who serve in such capacities under the agreement shall serve the Partnership on a shared, part-time basis only, unless the Partnership and CVR Energy agree otherwise;

•	administrative and professional services, including legal, accounting services, human resources, insurance, tax, credit, finance, government affairs and regulatory affairs;

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	management of the Partnership’s property and the property of its operating subsidiary in the ordinary course of business;

•	recommendations on capital raising activities to the board of directors of the Partnership’s managing general partner, including the issuance of debt or equity interests, the entry into credit facilities and other capital market transactions;

•	managing or overseeing litigation and administrative or regulatory proceedings, and establishing appropriate insurance policies for the Partnership, and providing safety and environmental advice;

•	recommending the payment of distributions; and

•	managing or providing advice for other projects as may be agreed by CVR Energy and its managing general partner from time to time.

As payment for services provided under the agreement, the Partnership, its managing general partner or CRNF must pay CVR Energy (i) all costs incurred by CVR Energy in connection with the employment of its employees, other than administrative personnel, who provide the Partnership services under the agreement on a full-time basis, but excluding share-based compensation; (ii) a prorated share of costs incurred by CVR Energy in connection with the employment of its employees, other than administrative personnel, who provide the Partnership services under the agreement on a part-time basis, but excluding share-based compensation, and such prorated share shall be determined by CVR Energy on a commercially reasonable basis, based on the percent of total working time that such shared personnel are engaged in performing services for the Partnership; (iii) a prorated share of certain administrative costs, including payroll, office costs, services by outside vendors, other sales, general and administrative costs and depreciation and amortization; and (iv) various other administrative costs in accordance with the terms of the agreement, including travel, insurance, legal and audit services, government and public relations and bank charges.

Either CVR Energy or the Partnership’s managing general partner may terminate the agreement upon at least 90 days’ notice, but not more than one years’ notice. Furthermore, the Partnership’s managing general partner may terminate the agreement immediately if CVR Energy becomes bankrupt, or dissolves and commences liquidation or winding-up.

In order to facilitate the carrying out of services under the agreement, CVR Partners, on the one hand, and CVR Energy and its affiliates, on the other, have granted one another certain royalty-free, non-exclusive and non-transferable rights to use one another’s intellectual property under certain circumstances.

Net amounts incurred under the services agreement for 2007 were approximately $1,768,633. $1,298,910 of these charges are included in selling, general and administrative expenses (exclusive of depreciation and amortization), $451,218 are included in direct operating expenses (exclusive of depreciation and amortization) and $18,505 are included in interest expense and other financing costs. At December 31, 2007, payables of $1,249,050 were included in due from affiliate on the Consolidated Balance Sheet.

Additionally, at December 31, 2007, other receivables of $1,715,682 are included in due from affiliate on the Consolidated Balance Sheet.

CVR Partners, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(15)	Major Customers and Suppliers

Sales of nitrogen fertilizer to major customers were as follows:

	174-Day	191-Day
	Period	Period
	Ended	Ended	Year Ended	Year Ended
	June 23,	December 31,	December 31,	December 31,
	2005	2005	2006	2007

Nitrogen Fertilizer
Customer A	17%	9%	6%	3%
Customer B	9%	9%	7%	18%

	26%	18%	13%	21%

In addition to contracts with CVR Energy and its affiliates (see Note 14, “Related Party Transactions”), the Partnership maintains long-term contracts with one supplier. Purchases from this supplier as a percentage of direct operating expenses (exclusive of depreciation and amortization) were as follows:

	174-Day	191-Day
	Period	Period
	Ended	Ended	Year Ended	Year Ended
	June 23,	December 31,	December 31,	December 31,
	2005	2005	2006	2007

Supplier	4%	5%	7%	5%

Appendix A

FORM OF
SECOND AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
CVR PARTNERS, LP

A-i

A-ii

A-iii

A-iv

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF CVR PARTNERS, LP

THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF CVR PARTNERS, LP dated as of , 2008, is entered into by and among CVR GP, LLC, a Delaware limited liability company, as the Managing General Partner, CVR Special GP, LLC, a Delaware limited liability company, as the Special General Partner and Coffeyville Resources, LLC, a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.  The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity (or productivity) or capital base of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

“Additional Book Basis” means the portion of any remaining Carrying Value, as of the date of determination, of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(i) any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event; and

(ii) if Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5)) and

(b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(c)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period, (ii) any net decrease in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and (iii) a portion (based upon the duration of period for which Adjusted Operating Surplus is being calculated compared to the length of the period through the expected completion of the next Scheduled Turnaround for the particular plant, unit or other material asset) of (X) the Amortizable Surplus Amount related to the most recent Scheduled Turnaround for each unit, plant and other material asset, reduced by (Y) the amount of such Amortizable Surplus Amount deducted from Adjusted Operating Surplus for previous periods, and (b) plus (i) any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period, (ii) any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium and (iii) for any period in which a Scheduled Turnaround occurs, the Amortizable Surplus Amount related to such Scheduled Turnaround. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.3(d)(i) or Section 5.3(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the Managing General Partner. In making the determination, the Managing General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this Second Amended and Restated Agreement of Limited Partnership of CVR Partners, LP, as it may be amended, supplemented or restated from time to time.

“Amortizable Surplus Amount” means, for each period in which a Scheduled Turnaround occurs, the incremental amount of Adjusted Operating Surplus (excluding the portion of Adjusted Operating Surplus described in clause (b)(iii) of the definition thereof) that the Managing General Partner determines the Partnership would have generated had such Scheduled Turnaround not occurred.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or general partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter and (ii) all additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the Managing General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for the satisfaction of obligations in respect of pre-paid fertilizer contracts, future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or Section 6.6 in respect of any one or more of the next eight Quarters; provided, however, that the Managing General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units and GP Units, plus any Cumulative Common Unit and GP Unit Arrearage, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Managing General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means, with respect to the Board of Directors of the Managing General Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited or general partnership, the board of directors or board of managers of its managing general partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.3(d).

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.3 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.3(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, the State of Kansas or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.3. The “Capital Account” of a Partner in respect of a Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition of existing, or the construction of new, capital assets (including assets for the production, transportation or distribution of fertilizer), or (c) capital contribution by a Group Member to a Person that is not a Subsidiary, in which a Group Member has an equity interest, to fund the Group Member’s pro rata share of the cost of the acquisition of existing, or the construction of new, capital assets, in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity (or productivity) or capital base of the Partnership Group from the operating capacity or asset base of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from that existing immediately prior to such addition, improvement, acquisition or construction; provided however, that any such addition, improvement, acquisition or construction that is made solely for investment purposes shall not constitute a Capital Improvement under this Agreement.

“Capital Surplus” has the meaning assigned to such term in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.3(d)(i), Section 5.3(d)(ii) and Section 5.3(b)(v) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the Managing General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding that the Managing General Partner, as an entity, has materially breached a material provision of this Agreement or is liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form as may be adopted by the Managing General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership under the Registration Statement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to Limited Partner Interests listed or admitted to trading on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interest of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the Managing General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the Managing General Partner. The Closing Price for each GP Unit and Subordinated GP Unit shall be equal to the Closing Price for a Common Unit or Subordinated LP Unit, respectively.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commences Commercial Service”, “Commenced Commercial Service” and “Commencement of Commercial Service” shall mean the date a Capital Improvement is first put into service by a Group Member following, if applicable, completion of construction and testing.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Unit representing, when outstanding, a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to, or include, any Subordinated LP Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit and GP Unit Arrearage” means, with respect to any Common Unit or GP Unit, whenever issued, with respect to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit or GP Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit or GP Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors of the Managing General Partner composed entirely of one or more directors who are not (a) security holders, officers or employees of the Managing General Partner, (b) officers, directors or employees of any Affiliate of the Managing General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and other awards that are granted to such director under the Long Term Incentive Plan and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by (i) the National Securities Exchange on which any class of Partnership Interests are listed or admitted to trading or (ii) if no class of Partnership Interests is so listed or traded, by the New York Stock Exchange, Inc.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.3(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of October 24, 2007, among the Managing General Partner, the Special General Partner, the Organizational Limited Partner and the Partnership, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit and GP Unit Arrearage” means, with respect to any Common Unit or GP Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit and GP Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Credit Agreement” means the Credit Agreement, dated as of          , 2008 among the Partnership,          and the other lenders party thereto.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, in respect of any class of Partnership Interests, as of the date of determination, the average of the daily Closing Prices per Partnership Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former Managing General Partner from and after the effective date of any withdrawal or removal of such former Managing General Partner pursuant to Section 11.1 or 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Disposed of Adjusted Property” has the meaning assigned to such term in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Effective Time” has the meaning as set forth in the Contribution Agreement (i.e. immediately after the close of business on October 24, 2007).

“Eligible Holder” means a Person that satisfies the eligibility requirements established by the Managing General Partner for Partners pursuant to Section 4.10.

“Eligibility Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Holder.

“Estimated Incremental Quarterly Tax Amount” has the meaning assigned to such term in Section 6.9.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the construction of a Capital Improvement and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence construction of a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund such construction period interest payments, or such construction period distributions on equity paid in respect of such period shall also be deemed to be debt incurred or equity issued, as the case may be, to finance the construction of a Capital Improvement.

“Fertilizer Restricted Businesses” has the meaning assigned to such term in the Omnibus Agreement.

“Final Subordinated Units” has the meaning assigned to such term in Section 6.1(d)(x).

“First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(D).

“First Target Distribution” means $0.4313 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 6.7 and 6.9.

“Fully Diluted Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Interests and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units or GP Units pursuant to Section 5.6, such Partnership Interests, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means each of the Managing General Partner and the Special General Partner.

“GP Unit” means a Unit representing, when outstanding, a fractional part of the Special General Partner Interest, and having the rights and obligations specified with respect to GP Units in this Agreement. The term “GP Unit” does not refer to, or include, any Subordinated GP Unit prior to its conversion into a GP Unit pursuant to the terms hereof.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

“Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the Managing General Partner, which Limited Partner Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4.

“Incremental Income Taxes” has the meaning assigned to such term in Section 6.9.

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

“Indemnitee” means (a) any General Partner, (b) any Departing General Partner, (c) any Person who is or was a director, officer, fiduciary, trustee, manager or managing member of any Group Member, a General Partner or any Departing General Partner, (d) any Person who is or was serving at the request of a General Partner or any Departing General Partner as a director, officer, fiduciary, trustee, manager or managing member of another Person owing a fiduciary duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (e) any Person who controls a general partner and (f) any Person the Managing General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Ineligible Holder” means a Person whom the Managing General Partner has determined is not an Eligible Holder.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

“Initial Unit Price” means (a) with respect to the Common Units, GP Units and Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, in each case adjusted as the Managing General Partner determines to be appropriate to give effect to any distribution, subdivision, combination or reorganization of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests and debt securities of any Group Member; and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements of assets.

“Investment Capital Expenditures” means capital expenditures expected by the Managing General Partner, at the time of incurring such expenditures, to be of such a short term duration as not to be appropriately categorized as Expansion Capital Expenditures or Maintenance Capital Expenditures.

“Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner or Special General Partner upon the change of its status from Managing General Partner or Special General Partner to Limited Partner pursuant to Section 11.3 or Section 5.5, in each case, in such Person’s capacity as a limited partner of the Partnership; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated LP Units, Incentive Distribution Rights or other Partnership Interests (other than Partnership Interests evidencing the Managing General Partner Interest or the Special General Partner Interest) or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may be required by law.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the Managing General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Long Term Incentive Plan” means the CVR Partners, LP Long-Term Incentive Plan.

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) made to maintain the operating capacity (or productivity) or capital base of the Partnership Group. Maintenance Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the construction of a replacement asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence constructing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund the construction period interest payments, or such construction period distributions on equity shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a replacement asset.

“Managing General Partner” means CVR GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as managing general partner of the Partnership, in their capacity as managing general partner of the Partnership (except as the context otherwise requires).

“Managing General Partner Interest” means the management and ownership interest of the Managing General Partner in the Partnership (in its capacity as managing general partner without reference to any Limited Partner Interest or Special General Partner Interest held by it), which includes any and all benefits to which the Managing General Partner is entitled as provided in this Agreement, together with all obligations of the Managing General Partner to comply with the terms and provisions of this Agreement.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“Minimum Quarterly Distribution” means $0.375 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 6.7 and 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) of the Securities Exchange Act (or successor to such Section)) that the Managing General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.3(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

“Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or

Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.3(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.3(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership (a) after the Liquidation Date or (b) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group). The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.3(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership (a) after the Liquidation Date or (b) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group). The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.3(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Non-IDR Surplus Amount” means the Adjusted Operating Surplus for the period from the Closing Date through December 31, 2009.

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-2(b)(3).

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of October 24, 2007, among CVR Energy, Inc., the Managing General Partner, the Special General Partner and the Partnership, as such may be amended, supplemented or restated from time to time.

“Operating Expenditures” means all Partnership Group expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements or payments of expenses of the Managing General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, provided that Operating Expenditures shall not include:

(a) repayment of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings;

(c) Expansion Capital Expenditures or Investment Capital Expenditures;

(d) payment of transaction expenses relating to Interim Capital Transactions; or

(e) distributions to Partners.

Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the Managing General Partner shall determine the allocation between the amounts paid for each.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $60 million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of distributions paid on equity of the Partnership issued in connection with the construction of a Capital Improvement or replacement asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence construction of such Capital Improvement or replacement asset and ending on the earlier to occur of the date that such Capital Improvement or replacement asset Commences Commercial Service or the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred (including periodic net payments under related interest rate swap agreements), or construction period distributions on equity issued, to finance the construction of a Capital Improvement or replacement asset shall also be deemed to be equity issued to finance the construction of a Capital Improvement or replacement asset for purposes of this clause (iv)), less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the Managing General Partner to provide funds for future Operating Expenditures and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the Managing General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partners or any of their Affiliates) acceptable to the Managing General Partner.

“Organizational Limited Partner” means Coffeyville Resources, LLC in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than any General Partner or their respective Affiliates, including CVR Energy, Inc.) beneficially owns 20% or more of the Outstanding Partnership Interests of any class (treating Common Units and GP Units as the same class of Partnership Interests) then Outstanding, all Partnership Interests owned by such Person or Group shall not be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement); provided, further, that the foregoing limitation on voting of Partnership Interests shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly from the Managing General Partner or its Affiliates, (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the Managing General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership with the prior approval of the Board of Directors.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters in connection with the Initial Offering.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i)(1), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partners and the Limited Partners.

“Partnership” means CVR Partners, LP, a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single entity.

“Partnership Interest” means an interest in the Partnership, which shall include any Managing General Partner Interest, Special General Partner Interest and Limited Partner Interests but shall exclude any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership and, for the purpose of Section 7.12, shall include any interests into which such Partnership Interests are convertible or for which such Partnership Interests are exchangeable.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Common Unit or GP Unit.

“Percentage Interest” means as of any date of determination (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such

Unitholder, by (B) the total number of all Outstanding Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.4, the percentage established (or determined as established) as a part of such issuance. The Percentage Interest with respect to the Managing General Partner Interest and Incentive Distribution Rights shall at all times be zero.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Pro Rata” means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners or Record Holders, apportioned among all Partners and Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the Managing General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the Managing General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership including the Closing Date, the portion of such fiscal quarter from and after the Closing Date.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the Managing General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to Partnership Interests of any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the Managing General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.11.

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-     ) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders, the excess of (a) the Net Positive Adjustments of the Unitholders as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, and (ii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(v), 6.1(d)(vi), 6.1(d)(vii) or 6.1(d)(ix).

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

“Retained Converted Subordinated Unit” has the meaning assigned to such term in Section 5.3(d)(ii).

“Scheduled Turnaround” means, with respect to any unit in a Group Member’s nitrogen fertilizer plant or other material asset, a planned, periodic shut down (total or partial) of such unit, plant or other material asset to perform maintenance, overhaul and repair operations and to inspect, test and replace process materials and equipment.

“Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.4688 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 6.7 and 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members or the sole member, as applicable, of the Conflicts Committee.

“Special General Partner” means CVR Special GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as special general partner of the Partnership, in their capacity as special general partner of the Partnership (except as the context otherwise requires).

“Special General Partner Interest” means the management and ownership interest of the Special General Partner in the Partnership, which, as of the Closing Date, is represented by Subordinated GP Units or GP Units or a combination thereof, and includes any and all rights, powers and benefits to which the Special General Partner is entitled as provided in this Agreement, together with all obligations of the Special General Partner to comply with the terms and provisions of this Agreement.

“Special GP Units” the 30,303,000 special GP units representing, prior to their conversion pursuant to Section 5.5, the Special General Partner Interest.

“Special LP Units” the 30,333 special LP units representing, prior to their conversion pursuant to Section 5.5, the Partnership Interests of all Limited Partners.

“Subordinated GP Unit” means a Unit representing, when outstanding, a fractional part of the Special General Partner Interest, and having the rights and obligations specified with respect to Subordinated GP Units in this Agreement. The term “Subordinated GP Unit” does not refer to, or include, any GP Unit. A Subordinated GP Unit that is convertible into a GP Unit shall not constitute a GP Unit until such conversion occurs.

“Subordinated LP Unit” means a Unit representing, when outstanding, a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated LP Unit” does not refer to, or include, any Common Unit. A Subordinated LP Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordinated Unit” means a Subordinated LP Unit or a Subordinated GP Unit.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter, ending on or after          , 2013, in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, GP Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units, GP Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, GP Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding in respect of such periods on a Fully Diluted Basis and (ii) there are no Cumulative Common Unit and GP Unit Arrearages; and

(b) the date all Subordinated Units convert to Common Units or GP Units pursuant to Section 11.4.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership, directly or indirectly, at the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Third Target Distribution” means $0.5625 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 6.7 and 6.9.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the Managing General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; provided that if no Transfer Agent is specifically designated for any class of Partnership Interests, the Managing General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement dated as of among the Underwriters, the Partnership, the Managing General Partner and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units, GP Units and Subordinated Units but shall not include the Managing General Partner Interest or the Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means, (a) during the Subordination Period, at least a majority of the Outstanding Common Units and GP Units (excluding Common Units and GP Units owned by the Managing General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and (b) after the end of the Subordination Period, at least a majority of the Outstanding Common Units and GP Units.

“Unpaid MQD” has the meaning assigned to such term in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.3(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.3(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.3(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.3(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the Managing General Partner determines to be appropriate to give effect to any distribution, subdivision, combination or reorganization of such Units.

“Unrestricted Person” means each Indemnitee, each Partner and each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any

Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners, made pursuant to a credit facility, commercial paper facility or similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from sources other than additional Working Capital Borrowings.

Section 1.2  Construction.  Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1  Formation.  The General Partners and the Organizational Limited Partner previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. The General Partners and the Organizational Limited Partner hereby amend and restate the original Agreement of Limited Partnership of the Partnership in its entirety. This amendment and restatement shall become effective on the date of hereof. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.

Section 2.2  Name.  The name of the Partnership shall be “CVR Partners, LP”. The Partnership’s business may be conducted under any other name or names as determined by the Managing General Partner, including the name of the Managing General Partner. The words “Limited Partnership”, the letters “LP”, or “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Managing General Partner may change the name of the Partnership at any time and from time to time and shall notify the Partners of such change in the next regular communication to the Partners.

Section 2.3  Registered Office; Registered Agent; Principal Office; Other Offices.  Unless and until changed by the Managing General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479 or such other place as the Managing General Partner may from time to time designate by notice to the Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the Managing General Partner shall determine necessary or appropriate. The address of the Managing General Partner shall be 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479 or such other place as the Managing General Partner may from time to time designate by notice to the Partners.

Section 2.4  Purpose and Business.  The purpose and nature of the business to be conducted by the Partnership shall be to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the Managing General Partner and, to the extent required by Section 7.3, the Special General Partner, in their respective sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that without the approval of Unitholders holding at least 90% of the Outstanding Units (including Units held by the Managing General Partner and its Affiliates) voting as a single class the Managing General Partner shall not cause the Partnership to take any action that the Managing General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the Managing General Partner shall have no duty or obligation to propose or approve, and may, in its individual capacity, decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5  Powers.  The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6  Power of Attorney.

(a) Each Partner hereby constitutes and appoints the Managing General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the Managing General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the Managing General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Managing General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and termination of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Interests issued pursuant to Section 5.4; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Managing General Partner or the

Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Partners or of the Partners of any class or series required to take any action, or provides any management rights of the Special General Partner the Managing General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of such percentage of the Partners or of the Partners of such class or series or approval by the Special General Partner, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the Managing General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Partner and the transfer of all or any portion of such Partner’s Partnership Interest and shall extend to such Partner’s heirs, successors, assigns and personal representatives. Each Partner hereby agrees to be bound by any representation made by the Managing General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Managing General Partner or the Liquidator taken in good faith under such power of attorney. Each Partner shall execute and deliver to the Managing General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the Managing General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

Section 2.7  Term.  The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8  Title to Partnership Assets.  Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the Managing General Partner, one or more of its Affiliates or one or more nominees, as the Managing General Partner may determine. The Managing General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the Managing General Partner or one or more of its Affiliates or one or more nominees shall be held by the Managing General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the Managing General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the Managing General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the Managing General Partner or as soon thereafter as practicable, the Managing General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the Managing General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1  Limitation of Liability.  The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2  Management of Business.  No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the Managing General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the Managing General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3  Outside Activities of the Limited Partners.  Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have any business interests and engage in any business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4  Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii) promptly after its becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) The Managing General Partner may keep confidential from the Limited Partners, for such period of time as the Managing General Partner deems reasonable, (i) any information that the Managing General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Managing General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1  Certificates.  Notwithstanding anything otherwise to the contrary herein, unless the Managing General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the Managing General Partner. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Managing General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.8(b), if Common Units or GP Units, as applicable, are evidenced by Certificates the Record Holders of Subordinated Units, (i) may, if the Subordinated Units are evidenced by Certificates, exchange such Certificates for Certificates evidencing Common Units or GP Units, as applicable, or (ii) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units or GP Units, as applicable, in either case on or after the date on which such Subordinated Units are converted into Common Units or GP Units pursuant to the terms of Section 5.6.

Section 4.2  Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent (or the Managing General Partner, if there is no Transfer Agent for the applicable class of Partnership Interests), the appropriate officers of the Managing General Partner on behalf of the Partnership shall execute, and, if applicable, the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the Managing General Partner on behalf of the Partnership shall execute and deliver, and, if applicable, the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the Managing General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the Managing General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the Managing General Partner, delivers to the Managing General Partner a bond, in form and substance satisfactory to the Managing General Partner, with surety or sureties and with fixed or open penalty as the Managing General Partner may direct, to indemnify the Partnership, the Partners, the Managing General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the Managing General Partner.

If a Partner fails to notify the Managing General Partner within a reasonable period of time after such Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Partner Interests represented by the Certificate is registered before the Partnership, the Managing General Partner or the Transfer Agent receives such notification, the Partner shall be precluded from making any claim against the Partnership, the Managing General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the Managing General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent, if applicable) reasonably connected therewith.

Section 4.3  Record Holders.  The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4  Transfer Generally .

(a) The term “transfer”, when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the Managing General Partner assigns its Managing General Partner Interest to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, grant of security interest, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise, (ii) by which the Special General Partner assigns all or a portion of its Special General Partner Interest to another Person who is or becomes a Special General Partner (or a Limited Partner if the Special General Partner Interest becomes a Limited Partner Interest immediately prior to such assignment as provided herein), and includes a sale, assignment, gift, or any other disposition by law or otherwise (but not the pledge, grant of security interest, encumbrance, hypothecation or mortgage), including any transfer upon foreclosure or other exercise of remedies of any pledge, security interest, encumbrance, hypothecation or mortgage or (iii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise (but not the pledge, grant of security interest, encumbrance, hypothecation or mortgage), including any transfer upon foreclosure or other exercise of remedies of any pledge, security interest, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5  Registration and Transfer of Limited Partner Interests.

(a) The Managing General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the Managing General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the Managing General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the Managing General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.10, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, with or without execution of this Agreement, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.9, (iv) with respect to any series of Limited Partner Interests, the provisions of any statement of designations establishing such series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests (other than the Incentive Distribution Rights) shall be freely transferable.

Section 4.6  Registration and Transfer of the Special General Partner Interest.

(a) The Managing General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.6(b), the Partnership will provide for the registration and transfer of Special General Partner Interests.

(b) The Partnership shall not recognize any transfer of Special General Partner Interests evidenced by Certificates until the Certificates evidencing such Special General Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the Managing General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.6, the Managing General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Special General Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the Managing General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Special General Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Special General Partner Interests as was evidenced by the Certificate so surrendered.

(c) The GP Units and Subordinated GP Units are transferable as GP Units and Subordinated GP Units only to Affiliates of the Special General Partner or with the prior consent of the Managing General Partner which consent it may grant in its sole discretion. If the Special General Partner desires to transfer GP Units or Subordinated GP Units to Persons who are not Affiliates of the Special General Partner, the Special General Partner shall give notice to the Managing General Partner prior to effecting any such transfer. Each GP Unit and Subordinated GP Unit will automatically convert into a Common Unit or Subordinated LP Unit, respectively, on a one-for-one basis immediately prior to the transfer of such Unit to any Person who is not an Affiliate of the Special General Partner. The transfer of such converted GP Units and Subordinated GP Units shall be governed by the provisions of this Agreement relating to transfer of Limited Partner Interests as if such GP Units and Subordinated GP Units were Common Units or Subordinated LP Units, respectively. By acceptance of the transfer of any Special General Partner Interests (whether it be represented by GP Units or Subordinated GP Units) in accordance with this Section 4.6 and except as provided in Section 4.10, each transferee of a Special General Partner Interest (who, for clarification, must be an Affiliate of the Special General Partner) (i) shall be admitted to the Partnership as a Special General Partner with respect to the Special General Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Special General Partner becomes the Record Holder of the Special General Partner Interests so transferred, with or without execution of this Agreement, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement. The transfer of any Special General Partner Interests and the admission of any new Special General Partner shall not constitute an amendment to this Agreement. If the Special General Partner transfers some, but less than all, of its Special General Partner to an Affiliate who is admitted to the Partnership as a Special General Partner, such that there is more than one Special General Partner, the Managing General Partner shall, with the advice of the Special General Partners, amend this Agreement as the Managing General Partner determines necessary or appropriate to allocate the rights and obligations of the Special General Partner Interest among the Special General Partners, Pro Rata, and to provide for exercise of such rights by majority or individual vote.

(d) Subject to (i) the foregoing provisions of this Section 4.6, (ii) Section 4.3, (iii) Section 4.9, (iv) with respect to any series of Special General Partner Interests, the provisions of any statement of designations establishing such series, (v) any contractual provisions binding on any Special General Partner and (vi) provisions of applicable law including the Securities Act, Special General Partner Interests shall be freely transferable.

Section 4.7  Transfer of the Managing General Partner Interest.

(a) Subject to Section 4.7(c) below, prior to October 26, 2017, the Managing General Partner shall not transfer all or any part of its Managing General Partner Interest to a Person unless such transfer (i) has been approved by (X) the prior written consent or vote of the holders of at least a majority of the Outstanding Units (excluding Units held by the Managing General Partner and its Affiliates) and (Y) the Special General Partner or (ii) is of all, but not less than all, of its Managing General Partner Interest to (A) an Affiliate of the Managing General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the Managing General Partner with or into such other Person or the transfer by the Managing General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.7(c) below, on or after October 26, 2017, the Managing General Partner may transfer all or any part of its Managing General Partner Interest without Unitholder or Special General Partner approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the Managing General Partner of all or any part of its Managing General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the Managing General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under Delaware law of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the Managing General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as a Managing General Partner effective immediately prior to the transfer of the Managing General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.8   Transfer of Incentive Distribution Rights. The Managing General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder or Special General Partner approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

Section 4.9  Restrictions on Transfers.

(a) Except as provided in Section 4.9(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The Managing General Partner may impose restrictions on the transfer of Partnership Interests if the Managing General Partner determines, with the advice of counsel, that such restrictions are necessary or advisable to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes. The Managing General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) The transfer of a Subordinated Unit that has converted into a Common Units or GP Unit shall be subject to the restrictions imposed by Section 6.8(b).

(d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

Section 4.10  Eligible Holders.

(a) If any Group Member is or becomes subject to any law or regulation that the Managing General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Partner, the Managing General Partner may amend this Agreement to impose requirements for each Partner to be eligible to be a Partner in the Partnership. If the Managing General Partner establishes any such requirement, the Managing General Partner may request any Partner to furnish to the Managing General Partner, within 30 days after receipt of such request, an executed Eligibility Certification or such other information concerning his nationality, citizenship or other related status (or, if the Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the Managing General Partner may request. If a Partner fails to furnish to the Managing General Partner within the aforementioned 30-day period such Eligibility Certification or other requested information or if upon receipt of such Eligibility Certification or other requested information the Managing General Partner determines that a Partner is not an Eligible Holder, the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.11. In addition, the Managing General Partner may require that the status of any such Partner be changed to that of an Ineligible Holder and, thereupon, the Managing General Partner shall be substituted for such Ineligible Holder as the Partner in respect of the Ineligible Holder’s Partnership Interests.

(b) The Managing General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, cast the votes in the same ratios as the votes of Partners (including the General Partners) in respect of Partnership Interests other than those of Ineligible Holders are cast, either for, against or abstaining as to the matter.

(c) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of his Partnership Interest (representing his right to receive his share of such distribution in kind).

(d) At any time after an Ineligible Holder can and does certify that it has become an Eligible Holder, such Ineligible Holder may, upon application to the Managing General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.11, such Ineligible Holder be admitted as a Partner, and upon approval of the Managing General Partner, such Ineligible Holder shall be admitted as a Partner and shall no longer constitute an Ineligible Holder and the Managing General Partner shall cease to be deemed to be the Partner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.11  Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Partner fails to furnish an Eligibility Certification or other information requested within the 30-day period specified in Section 4.10(a), or if upon receipt of such Eligibility Certification or other information the Managing General Partner determines, with the advice of counsel, that a Partner is not an Eligible Holder, the Partnership may, unless the Partner establishes to the satisfaction of the Managing General Partner that such Partner is an Eligible Holder or has transferred his Partnership Interests to a Person who is an Eligible Holder and who furnishes an

Eligibility Certification to the Managing General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner as follows:

(i) The Managing General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner, at his last address designated on the records of the Partnership or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the Managing General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 8% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Partnership Interests.

(b) The provisions of this Section 4.11 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.11 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the Managing General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the Managing General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1  Contributions by the General Partners and their Affiliates.

(a) In connection with the formation of the Partnership under the Delaware Act, the Managing General Partner made an initial Capital Contribution to the Partnership in the amount of $1,000, for a general partner interest in the Partnership and was admitted as a General Partner of the Partnership, and the Special General Partner and Organizational Limited Partner each made an initial Capital Contribution to the Partnership in the amount of $1,000 and were admitted as a General Partner and Limited Partner, respectively, of the Partnership. As of the Effective Time, the initial $1,000 contributed by each of the Special General Partner and the Organizational Limited Partner was refunded as provided in the Contribution Agreement.

(b) At the Effective Time and pursuant to the Contribution Agreement, the Organizational Limited Partner conveyed: (i) a portion of its interest in Coffeyville Resources Nitrogen Fertilizer, LLC to the Partnership on behalf of the Managing General Partner, as a Capital Contribution in exchange for the issuance to the Managing General Partner of the Managing General Partner Interest and Incentive Distribution Rights; (ii) a portion of its interest in Coffeyville Resources Nitrogen Fertilizer, LLC to the Partnership on behalf of the Special General Partner, as a Capital Contribution in exchange for the issuance to the Special General Partner of Special GP Units; and (iii) the remaining portion of its interest in Coffeyville Resources Nitrogen Fertilizer, LLC to the Partnership as a Capital Contribution in exchange for the issuance to the Organizational Limited Partner of Special LP Units.

Section 5.2  Interest and Withdrawal.  No interest on Capital Contributions shall be paid by the Partnership. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as the withdrawal or return of its Capital Contribution by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.3  Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the Managing General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.3(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.3(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.3, the Partnership shall be treated as owning directly its proportionate share (as determined by the Managing General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.3(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided that, if the Partnership is using the “remedial method” for eliminating a Book-Tax Disparity with respect to such property, then depreciation, cost recovery or amortization deductions shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2), and provided further, that if the property has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the Managing General Partner may adopt.

(vi) If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 50(c)(1) or 50(c)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 50(c)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

(c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.8(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Units or GP Unit pursuant to Section 5.6 by a holder thereof (other than a transfer to an Affiliate unless the Managing General Partner elects to have this subparagraph 5.3(d)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Units or GP Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units (“Retained Converted Subordinated Units”). Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or Retained Converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), upon an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the Managing General Partner’s (and its Affiliates’) Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Accounts of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1(c) in the same manner as any item of gain or loss actually recognized following an event giving rise to the liquidation of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the Managing General Partner using such method of valuation as it may adopt; provided, however, that the Managing General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The Managing General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1(c). In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.3(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.4  Issuances of Additional Partnership Interests.

(a) Subject to the provisions of Section 7.3(b) and subject to any applicable management rights of the Special General Partner expressly provided in Section 7.3, the Partnership may issue additional Partnership Interests and options, rights, warrants and appreciation rights relating to the Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Managing General Partner shall determine, all without the approval of any Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.4(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior or junior to existing classes and series of Partnership Interests), as shall be fixed by the Managing General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may, or shall be required to, redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The Managing General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 5.4, (ii) the conversion of the Managing General Partner Interest or any Incentive Distribution Rights into Common Units pursuant to the terms of this Agreement, (iii) reflecting the admission of such additional Partners in the books and records of the Partnership as the Record Holder of such Partnership Interests, and (iv) all additional issuances of Partnership Interests. The Managing General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The Managing General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the Managing General Partner Interest or any Incentive Distribution Rights into Common Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.5   Conversion of Special Units.

Effective concurrently with the closing of the Initial Offering:

(a) all 30,333 of the Special LP Units shall convert into 34,753 GP Units;

(b) 13,966,427 of the Special GP Units shall convert into 16,000,000 Subordinated GP Units; and

(c) the balance of the Special Units (i.e. 16,336,573 Special GP Units), shall convert into 18,715,250 GP Units.

Section 5.6  Conversion of Subordinated Units.

(a) A total of 25% of the number of Subordinated Units initially issued pursuant to Section 5.5(b), as adjusted pursuant to Section 5.9, will convert into Common Units or GP Units, as provided in Section 5.6(e), on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after          , 2011, in respect of which:

(i) distributions under Section 6.4 in respect of all Outstanding Common Units, GP Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units, GP Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units in respect of such periods;

(ii) the Adjusted Operating Surplus for each of the three consecutive, nonoverlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, GP Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding in respect of such periods on a Fully Diluted Basis; and

(iii) there are no Cumulative Common Unit and GP Unit Arrearages.

(b) An additional 25% of the number of Subordinated Units initially issued pursuant to Section 5.5(b), as adjusted pursuant to Section 5.9, will convert into Common Units or GP Units, as provided in Section 5.6(e), on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after          , 2012, in respect of which:

(i) distributions under Section 6.4 in respect of all Outstanding Common Units, GP Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units, GP Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units in respect of such periods;

(ii) the Adjusted Operating Surplus for each of the three consecutive, nonoverlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, GP Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding in respect of such periods on a Fully Diluted Basis; and

(iii) there are no Cumulative Common Unit and GP Unit Arrearages;

provided, however, that the conversion of Subordinated Units pursuant to this Section 5.6(b) may not occur until at least one year following the end of the last four-Quarter period in respect of which conversion of Subordinated Units pursuant to Section 5.6(a) occurred (i.e. the last four-Quarter period contained in the “three consecutive, non-overlapping four-Quarter periods” referenced in this Section 5.6(b) may not include any Quarter included in the “three consecutive, non-overlapping four-Quarter periods” referenced in Section 5.6(a).

(c) Any Subordinated Units that are not converted into Common Units or GP Units pursuant to Section 5.6(a) or Section 5.6(b) shall convert into Common Units or GP Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

(d) Outstanding Subordinated Units may also convert into Common Units or GP Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

(e) Subordinated GP Units shall convert into GP Units and Subordinated LP Units shall convert into Common Units.

(f) A Subordinated Unit that has converted into a Common Units or GP Unit shall be subject to the provisions of Section 6.8(c).

(g) In the event that any Subordinated Units convert into Common Units or GP Units pursuant to Section 5.6(a) or Section 5.6(b) at a time when there is more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units agree to a different allocation, the Subordinated Units that are to be converted into Common Units or GP Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

Section 5.7  Conversion of GP Units and Subordinated GP Units into Common Units and Subordinated LP Units.  All of the GP Units and Subordinated GP Units shall convert into Common

Units and Subordinated LP Units, respectively, on a one-for-one basis if the Special General Partner, together with its Affiliates, ceases to own at least 15% of all Outstanding Units. Immediately upon such conversion, the Special General Partner shall become a Limited Partner and shall cease to have any of the rights and obligations of rights specified with respect to the Special General Partner (or the Special General Partner Interest) in this Agreement.

Section 5.8  Preemptive Right.  Except as provided in this Section 5.8 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The Managing General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the Managing General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the Managing General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests. The Special General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the Special General Partner and its Affiliates and other than in connection with the Initial Offering, to the extent necessary to maintain the Percentage Interests of the Special General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests. For the purposes of this Section 5.8, the Managing General Partner and its controlling Affiliates, on the one hand, and the Special General Partner and its controlling Affiliates, on the other hand, shall be deemed not to be Affiliates, unless otherwise agreed by the Managing General Partner and the Special General Partner. Any determination by the General Partners whether or not to exercise their right pursuant to this Section 5.8 shall be determinations made in their individual capacity, and such determinations may be made in accordance with Section 7.9(c).

Section 5.9  Splits and Combinations.

(a) Subject to Sections 5.9(d), 6.7 and 6.9, the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a distribution, subdivision, combination or reorganization of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit and GP Unit Arrearage or Cumulative Common Unit and GP Unit Arrearage) or stated as a number of Units are proportionately adjusted retroactive to the beginning of the Partnership.

(b) Whenever such a distribution, subdivision, combination or reorganization of Partnership Interests is declared, the Managing General Partner shall select a Record Date as of which the distribution, subdivision, combination or reorganization shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The Managing General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision, combination or reorganization. The Managing General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision, combination or reorganization, the Partnership may issue Certificates to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the Managing General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a

Record Holder of any such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision, combination or reorganization of Units. If a distribution, subdivision, combination or reorganization of Units would result in the issuance of fractional Units but for the provisions of Section 5.4(d) and this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.10  Fully Paid and Non-Assessable Nature of Limited Partner Interests.  All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-607 or 17-804 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1  Allocations for Capital Account Purposes.  For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.3(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

(a) Net Income.  After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

(i) First, 100% to the Managing General Partner, in an amount equal to the aggregate Net Losses allocated to the Managing General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the Managing General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the Managing General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

(ii) Second, 100% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Unitholders pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Unitholders pursuant to Section 6.1(b)(ii) for all previous taxable years; and

(iii) Third, the balance, if any, 100% to the Unitholders, in accordance with their respective Percentage Interests.

(b) Net Losses.  After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

(i) First, 100% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Unitholders pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(ii) Second, 100% to the Unitholders, in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its

Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

(iii) Third, the balance, if any, 100% to the Managing General Partner.

(c) Net Termination Gains and Losses.  After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.6 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.3(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B) Second, to all Unitholders holding Common Units or GP Units, Pro Rata, until the Capital Account in respect of each Common Unit and GP Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit or GP Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit and GP Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, to all Unitholders holding Subordinated Units, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable year (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, 100% to all Unitholders, in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit and GP Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit and GP Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) 87% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit and GP Unit then Outstanding is equal to the sum of (1) the First Liquidation Target

Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Sixth, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) 77% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit and GP Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv); and

(G) Finally, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) 52% to all Unitholders, Pro Rata.

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.3(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, to all Unitholders holding Subordinated Units, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, to all Unitholders holding Common Units or GP Units, Pro Rata, until the Capital Account in respect of each Common Unit and GP Unit then Outstanding has been reduced to zero; and

(C) Third, the balance, if any, 100% to the Managing General Partner.

(d) Special Allocations.  Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback.  Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain.  Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to its Units (on a per Unit basis), then each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated to the holders of the Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of the Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

(iv) Qualified Income Offset.  In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocations.  In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account in excess of such sum after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions.  Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the Managing General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the Managing General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions.  Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss. This Section 6.1(d)(vii) is intended to comply with Treasury Regulations Section 1.704-2(i)(1) and shall be interpreted consistently therewith.

(viii) Nonrecourse Liabilities.  For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(ix) Code Section 754 Adjustments.  To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity.  At the election of the Managing General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit or GP Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the Managing General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units or GP Units. This allocation method for establishing such economic uniformity will be available to the Managing General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.3(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the Managing General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the Managing General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The Managing General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations.  In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) Except as provided in Section 6.1(d)(xii)(B), in the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.3(d) hereof) with respect to any Partnership property, the Managing General Partner shall allocate such Additional Book Basis Derivative Items (1) to (aa) the holders of Incentive Distribution Rights and (bb) the Managing General Partner in the same manner that the Unrealized Gain or Unrealized Loss attributable to such property is allocated pursuant to Section 5.3(d)(i) or Section 5.3(d)(ii) and (2) to all Unitholders, Pro Rata, to the extent that the Unrealized Gain or Unrealized Loss attributable to such property is allocated to any Unitholders pursuant to Section 5.3(d)(i) or Section 5.3(d)(ii).

(B) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.3(d) hereof or an allocation of Net Termination Gain or Net Termination Loss pursuant to Section 6.1(c) hereof) as a result of a sale or other taxable disposition of any Partnership asset that is an Adjusted Property (“Disposed of Adjusted Property”), the Managing General Partner (1) additional items of income and gain (aa) away from the holders of Incentive Distribution Rights and the Managing General Partner and (bb) to the Unitholders, or (2) additional items of deduction and loss (aa) away from the Unitholders and (bb) to the holders of Incentive Distribution Rights and the Managing General Partner, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. For this purpose, the Unitholders shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under this Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the Managing General Partner, that to the extent possible the aggregate Capital Account balances of the Partners will equal the amount that would have been the Capital Account balances of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(D) In making the allocations required under this Section 6.1(d)(xii), the Managing General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii).

Section 6.2  Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.3(d)(i) or 5.3(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii) The Managing General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

(c) For the proper administration of the Partnership and for the preservation of uniformity of the Units (or any class or classes thereof), the Managing General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Units (or any class or classes thereof). The Managing General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Partnership Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(d) The Managing General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the Managing General Partner determines that such reporting position cannot reasonably be taken, the Managing General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Partnership Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the Managing General Partner chooses not to utilize such aggregate method, the Managing General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Units, so long as such conventions would not have a material adverse effect on the Record Holders of any class or classes of Partnership Interests.

(e) In accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the Managing General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(g) Each item of Partnership income, gain, loss and deduction shall, for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership’s Units are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Over-Allotment Option is exercised in full or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership’s Units are listed or admitted to trading on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the Managing General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership’s Units are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The Managing General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(h) Allocations that would otherwise be made to a Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the Managing General Partner.

Section 6.3  Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending          , 2008, an amount equal to 100% of Available Cash with respect to such Quarter shall, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the Managing General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to

Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be Capital Surplus. All distributions required to be made under this Agreement will be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in clause (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The Managing General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4  Distributions of Available Cash from Operating Surplus.

(a) During Subordination Period.  Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows, except as otherwise contemplated by Section 5.4(b) in respect of other Partnership Interests issued pursuant thereto:

(i) First, to all the Unitholders holding Common Units or GP Units, Pro Rata, until there has been distributed in respect of each Common Unit and GP Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders holding Common Units or GP Units, Pro Rata, until there has been distributed in respect of each Common Unit and GP Unit then Outstanding an amount equal to the Cumulative Common Unit and GP Unit Arrearage existing with respect to such Quarter;

(iii) Third, to all Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 87% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 77% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 52% to all Unitholders, Pro Rata;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.7(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After Subordination Period.  Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows, except as otherwise contemplated by Section 5.4(b) in respect of additional Partnership Interests issued pursuant thereto:

(i) First, 100% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, 100% to all Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 87% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 77% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 52% to all Unitholders, Pro Rata;

provided, however, if the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.7(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5  Distributions of Non-IDR Surplus Amount.  Notwithstanding anything to the contrary in this Agreement, no distribution shall be made to the Managing General Partner Interest until the Non-IDR Surplus Amount has been distributed to the Units.

Section 6.6  Distributions of Available Cash from Capital Surplus.  Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed, unless the provisions of Section 6.3 require otherwise, 100% to the Unitholders, Pro Rata, until the Minimum Quarterly Distribution has been reduced to zero pursuant to the second sentence of Section 6.7(a). Available Cash that is deemed to be Capital Surplus shall then be distributed to all Unitholders holding Common Units or GP Units, Pro Rata, until there has been distributed in respect of each Common Unit and GP Unit then Outstanding an amount equal to the Cumulative Common Unit and GP Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section  6.7  Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit and GP Unit Arrearages and Cumulative Common Unit and GP Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other

Partnership Interests in accordance with Section 5.8. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be reduced in the same proportion that the distribution had to the fair market value of the Common Units immediately prior to the ex-dividend date related to the distribution.

(b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

Section 6.8  Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and GP Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units and GP Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units or GP Units pursuant to Section 5.6, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units or GP Units, as applicable pursuant to the provisions of Section 5.6(e), hereunder, including the right to vote as a Common Unitholder or GP Unitholder Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units and GP Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.3(c)(ii), 6.1(d)(x) and 6.8(b).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit or GP Unit pursuant to Section 5.6 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.3(c)(ii)(B).

(c) A Unitholder holding a Subordinated Unit that has converted into a Common Unit or GP Unit pursuant to Section 5.6 shall not be issued a Certificate pursuant to Section 4.1, if the Common Units or GP Units, as applicable, are evidenced by Certificates, and shall not be permitted to transfer its converted Subordinated Units to a Person that is not an Affiliate of the holder until such time as the Managing General Partner determines, in consultation with the Special General Partner, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.8(c), the Managing General Partner shall take, following consultation with the Special General Partner, whatever steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.3(c)(ii), 6.1(d)(x) and 6.8(b); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units or GP Units.

Section 6.9  Special Provisions Relating to the Holders of Incentive Distribution Rights.  Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.3 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as required by law, (ii) be entitled to any distributions other than as provided in Section 6.4 and Section 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section 6.10  Entity Level Taxation.  If legislation is enacted or the interpretation of existing language is modified by a governmental taxing authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity level tax for federal, state or local income tax purposes, then the Managing General Partner may, in its sole discretion, reduce the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution to take into account the amount of the income taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Tax”), or any portion thereof selected by the Managing General Partner, in the manner provided in this Section 6.9. If the Managing General Partner elects to reduce the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution for any Quarter with respect to all or a portion of the Incremental Income Taxes, the Managing General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the Managing General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the Managing General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

Section 6.11  Distributions in Connection with Initial Offering; Pre-Closing Receivables.  On the Closing Date and immediately prior to the closing of the Initial Offering the Partnership shall distribute all of its cash on hand (including that of its subsidiaries) to the Special General Partner. In addition, any cash received by the Partnership Group in respect of accounts receivable existing as of the Closing Date (“Pre-Closing Receivables”) shall, upon receipt by the applicable Group Member, be distributed to the Partnership and then to the Special General Partner. Notwithstanding any provision of this Agreement to the contrary, cash received relating to Pre-Closing Receivables and distributed to the Special General Partner shall be deemed not to be Available Cash, Operating Surplus, Capital Surplus or Adjusted Operating Surplus for any purposes hereof. Notwithstanding the foregoing, the total amount distributed pursuant to this Section 6.11 shall not exceed the Partnership’s net cash flow from operations, as defined in Treasury Regulations Section 1.707-4(b)(2), for the period from October 24, 2007 through the Closing Date.

Section 6.12  Limitation on Increases in Distributions.  The Managing General Partner shall not cause the Partnership to make a regular Quarterly distribution of Available Cash that is deemed to be Operating Surplus at a per-Unit amount that represents an increase from the per-Unit amount of the most regular Quarterly Distribution preceding the date of determination unless the Managing General Partner determines that the increased per-Unit distribution amount is likely to be sustainable for a period of at least twelve consecutive Quarters from the date of increase. This Section 6.12 shall not apply to any special distributions or any distribution in the nature of a liquidating distribution or partially liquidating distribution.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1  Management.

(a) The General Partners shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all powers to manage and control the business and affairs of the Partnership shall be exclusively vested in the General Partners, and no other Partner shall have any management power over the business and affairs of the Partnership. The management and control power of the Special General Partner over the business and affairs of the Partnership are provided in, and limited to, Section 7.3. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the Managing General Partner under any other provision of this Agreement, the Managing General Partner, subject in each instance (to the extent relevant, whether or not specifically noted below) to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject to Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member (the matters described in this clause (iv) being subject, however, to Section 7.6(a));

(v) Subject to Section 7.9(a), the lending of funds to the Special General Partner and its affiliates;

(vi) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partners or their assets other than their interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vii) the distribution of Partnership cash;

(viii) the selection and dismissal of employees (including employees having titles such as “chief executive officer”, “president”, “chief financial officer”, “chief operating officer”, “general counsel”, “vice president”, “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(ix) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(x) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(xi) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xii) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xiii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Partnership Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval required under Section 4.8);

(xiv) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of options, rights, warrants and appreciation rights relating to Partnership Interests;

(xv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member through its directors, officers, employees or the Partnership’s direct or indirect ownership of Group Members; and

(xvi) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as Managing General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Limited Partners and each other Person who may acquire an interest in Partnership Interests hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, the Credit Agreement and the other agreements described in or filed as exhibits to the Registration Statement (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the Managing General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests; and (iii) agrees that the execution, delivery or performance by the Managing General Partner, the Special General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the Managing General Partner or any Affiliate of the Managing General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by a General Partner of any duty that such General Partner may owe the Partnership or the Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2   Certificate of Limited Partnership.  The Managing General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The Managing General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the Managing General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the Managing General Partner determines such action to be necessary or appropriate, the Managing General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the Managing General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Partner.

Section 7.3   Restrictions on the General Partners’ Authority; Management Rights of Special General Partner.

(a) Except as provided in Articles XII and XIV, the General Partners may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the Managing General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the Managing General Partner shall not, on behalf of the Partnership, except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

(b) The Partnership may not take any of the following actions without approval of both General Partners:

(i) any merger or consolidation by the Partnership into another entity where:

(A) if the Special General Partner, together with its Affiliates, owns 50% or more of the Outstanding Units immediately prior to the merger or consolidation, less than 60% of the equity interests of the resulting entity are owned by the pre-merger Unitholders of the Partnership;

(B) if the Special General Partner, together with its Affiliates, owns 25% or more of all units of the Outstanding Units immediately prior to the merger or consolidation, less than 50% of the equity interests of the resulting entity are owned by the pre-merger Unitholders of the Partnership; and

(C) if the Special General Partner, together with its Affiliates, owns 15% or more of all units of the Outstanding Units immediately prior to the merger or consolidation, less than 40% of the equity interests of the resulting entity are owned by the pre-merger Unitholders of the Partnership;

(ii) any purchase or sale, exchange or other transfer of assets or entities by the Partnership with a purchase/sale price equal to 50% or more of the asset value, on the date of determination, of the Partnership;

(iii) any fundamental change in the business of the Partnership from that conducted by the assets contributed to the Partnership pursuant to the Contribution Agreement;

(iv) any incurrence of indebtedness by the Partnership or issuance of Partnership Interests with rights to distribution or in liquidation ranking prior or senior to the GP Units, in either case in excess of $125 million, increased from time to time by 80% of the purchase price for assets or entities whose purchase was approved by the Special General Partner pursuant to Section 7.3(b)(ii);

(v) any execution of contracts, conveyances or other instruments that limit the liability of the Partnership to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the Managing General Partner or its assets other than its interest in the Partnership, unless the other party to the contract has similarly limited recourse against the Special General Partner or its assets other than its interest in the Partnership.

(c) The Managing General Partner and the Special General Partner, acting in a reasonable manner and not unreasonably refusing to approve the Person proposed by the Managing General Partner, shall jointly appoint one or more Persons to serve as the chief executive officer and one or more Persons to serve as the chief financial officer for the Partnership and jointly establish such Persons’ responsibilities and compensation. For the avoidance of doubt, the term “chief executive officer” refers to the Person or Persons who have general and active management and control of the affairs and business and general supervision of the Partnership and to whom the other Persons performing the functions equivalent to officers, agents and employees of the Partnership ultimately report and the term “chief financial officer” refers to the Person or Persons who have responsibility to oversee the financial operations of the Partnership. No Person serving as the chief executive officer or chief financial officer for the Partnership may be removed from such Person’s position and the responsibilities and compensation of such Person shall not be changed in any material respect without consent of the Special General Partner, such consent not to be unreasonably withheld. If a Person proposed to be appointed as the chief executive officer or chief financial officer for the Partnership is an executive officer of CVR Energy, Inc., or its successor as beneficial owner of the Special General Partner, or any of its Subsidiaries (other than a Group Member), the Special General Partner shall be deemed to have approved the appointment of such executive officer as the chief executive officer or chief financial officer for the Partnership. The organizational documents of the Managing General Partner shall implement the Special General Partners’ rights under this Section 7.3(c) in a manner reasonably acceptable to the General Partners. The organizational documents of the Managing General Partner shall not be amended or modified in any manner that adversely affects the rights of the Special General Partner under this Section 7.3(c) without the consent of the Special General Partner.

(d) The Managing General Partner agrees that the Special General Partner has the right to appoint two Persons to be members of the Board of Directors of the Managing General Partner and the right to appoint one such director to any committee of the Board of Directors of the Managing General Partner, provided that the Special General Partner shall not have the right to appoint any director to (i) any committee of such Board of Directors where such appointment would violate any applicable law, rule or regulation or (ii) the Conflicts Committee if such director does not satisfy the criteria to serve on the Conflicts Committee specified in the definition of “Conflicts Committee”. The organizational documents of the Managing General Partner shall implement the Special General Partner’s rights under this Section 7.3(d) in a manner reasonably acceptable to the General Partners. The organizational documents of the Managing General Partner shall not be amended or modified in any manner that adversely affects the rights of the Special General Partner under this Section 7.3(d) without the consent of the Special General Partner.

(e) The Special General Partner shall be deemed to have approved any matter specified in Section 7.3(b), (c) or (d) if the Managing General Partner receives a written, facsimile or electronic instruction evidencing such approval from the Special General Partner.

Section 7.4  Reimbursement of the General Partners.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partners shall not be compensated for their services as a general partner or managing member of any Group Member.

(b) The Managing General Partner shall be reimbursed on a monthly basis, or such other basis as the Managing General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the Managing General Partner to perform services for the Partnership Group or for the Managing General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses reasonably allocable to the Partnership Group or otherwise incurred by the Managing General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the Managing General Partner by its Affiliates). The Managing General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the Managing General Partner as a result of indemnification pursuant to Section 7.7.

(c) The Managing General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

(d) The Managing General Partner, without the approval of the other Partners (who shall have no right to vote in respect thereof) but subject to any applicable management rights of the Special General Partner expressly provided in Section 7.3, may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests or options to purchase or rights, warrants or appreciation rights relating to Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the Managing General Partner or any of its Affiliates, in each case for the benefit of employees and directors of the Managing General Partner or its Affiliates, any Group Member or their Affiliates, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the Managing General Partner or any of its Affiliates any Partnership Interests that the Managing General Partner or such Affiliates are obligated to provide to any employees or directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the Managing General Partner in connection with any such plans, programs and practices (including the net cost to the Managing General Partner or such Affiliates of Partnership Interests purchased by the Managing General Partner or such Affiliates, from the Partnership or otherwise, to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the Managing General Partner under any benefit plans, programs or practices adopted by the Managing General Partner as permitted by this Section 7.4(c) shall constitute obligations of the Managing General Partner hereunder and shall be assumed by any successor Managing General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the Managing General Partner’s Managing General Partner Interest pursuant to Section 4.6.

Section 7.5  Outside Activities.

(a) The Managing General Partner, for so long as it is the Managing General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member.

(b) The Omnibus Agreement sets forth certain restrictions on the ability of CVR Energy, Inc. and its controlled Affiliates (other than the Partnership) to engage in Fertilizer Restricted Businesses.

(c) Except as specifically restricted by the Omnibus Agreement, each Unrestricted Person (other than the Managing General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Group Member or any Partner.

(d) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the Managing General Partner). Except as specifically provided in the Omnibus Agreement, no Unrestricted Person (including the Managing General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and such Unrestricted Person (including the Managing General Partner) shall not be liable to the Partnership, any Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Unrestricted Person (including the Managing General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership.

(e) Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the Managing General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, and (ii) it shall be deemed not to be a breach of any fiduciary duty or any other duty or obligation of any type whatsoever of the Managing General Partner or of any other Unrestricted Person for the Unrestricted Person (other than the Managing General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and the other Group Members.

(f) The Managing General Partner and each of its Affiliates may acquire Units or other Partnership Interests and, except as otherwise expressly provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(f) with respect to the Managing General Partner shall not include any Group Member.

(g) Notwithstanding anything in this Agreement to the contrary, nothing herein shall be deemed to restrict Goldman, Sachs & Co., Kelso & Company, L.P. or their respective Affiliates (other than the Managing General Partner), or their respective successors and assigns as owners of interests in either of the General Partners, from engaging in any banking, brokerage, trading, market making, hedging, arbitrage, investment advisory, financial advisory, anti-raid advisory, merger advisory, financing, lending, underwriting, asset management, principal investing, mergers & acquisitions or other activities conducted in the ordinary course of their or their Affiliates’ business in compliance with applicable law, including without limitation buying and selling debt securities or equity interests of any other Partner or Group Member, entering into derivatives transactions regarding or shorting equity interests of any other Partner or Group Member, serving as a lender, underwriter or market maker or issuing research with respect to debt securities or equity interests of any Partner or Group Member or acquiring, selling, making investments in or entering into other transactions or undertaking any opportunities with companies or businesses in the same or similar lines of business as any Partner or Group Member or any other businesses.

Section 7.6  Loans from the General Partners; Loans or Contributions from the Partnership or Group Members.

(a) The General Partners or any of their respective Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may borrow from a General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the Managing General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the Managing General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the Managing General Partner.

(c) No borrowing by any Group Member or the approval thereof by the General Partners shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partners or their Affiliates to the Partnership or the Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the Managing General Partner or its Affiliates (including in their capacities, if applicable, as Limited Partners) or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units or GP Units.

Section 7.7  Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the Managing General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the Managing General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partners shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the Managing General Partner or its Affiliates for the cost of) insurance, on behalf of the Managing General Partner, its Affiliates, the Indemnitees and such other Persons as the Managing General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8  Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Partners or any other Persons who have acquired interests in the Partnership Interests, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to its obligations and duties as Managing General Partner set forth in Section 7.1(a), the Managing General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the Managing General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Managing General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the Managing General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9  Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between a General Partner or any of its respective Affiliates, on the one hand, and the Partnership, any Group Member or any other Partner, on the other, any resolution or course of action by the General Partner or any of its respective Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty hereunder or existing at law, in equity or otherwise, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Units (excluding Units owned by the Managing General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The Managing General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the Managing General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. If Special Approval or Unitholder approval is not sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Partner or by or on behalf of such Partner or any other Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise.

(b) Whenever a General Partner makes a determination or takes or declines to take any other action, or any of its respective Affiliates causes it to do so, in its capacity as a general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership.

(c) Whenever a General Partner makes a determination or takes or declines to take any other action, or any of its respective Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, or any other Partner, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner”, or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever a General Partner votes or transfers its Partnership Interest, or refrains from voting or transferring its Partnership Interest, it shall be acting in its individual capacity. The organizational documents of each General Partner may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partners and their respective Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and their respective Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of their respective Affiliates to enter into such contracts shall be in its sole discretion.

(e) Except as expressly set forth in this Agreement, neither the General Partners nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee. Notwithstanding anything to the contrary in this Agreement, to the extent that any provision of this Agreement purports or is interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partners to the Partnership and its Partners, or to constitute a waiver or consent by the Partners to any such restriction, such provisions is approved by the Partners.

(f) The Unitholders hereby authorize the Managing General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the Managing General Partner pursuant to this Section 7.9.

Section 7.10  Other Matters Concerning the General Partners.

(a) Each General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) Each General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) Each General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or, in the case of the Managing General Partner, the duly authorized officers of the Partnership.

Section 7.11  Purchase or Sale of Partnership Interests.  The Managing General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests; provided that, except as permitted pursuant to Section 4.10, the Managing General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partners or any of their respective Affiliates may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Articles IV and X.

Section 7.12  Registration Rights of the General Partners and their Affiliates.

(a) If (i) a General Partner or any of its respective Affiliates (including for purposes of this Section 7.12, any Person that is an Affiliate of a General Partner at the Closing Date notwithstanding that it may later cease to be an Affiliate of a General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the aggregate offering price of any such offering and sale of Partnership Interests covered by such registration statement as provided for in this Section 7.12(a) shall not be less than $5.0 million; provided further, that the Partnership shall not be required to effect more than two registrations pursuant to this Section 7.12(a) in any twelve-month period; and provided further, that if the Managing General Partner determines that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Sections 7.12(a) and 7.12(b) shall continue to be applicable with respect to a General Partner (and any of the General Partner’s Affiliates) after it ceases to be a General Partner, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and

(ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.13  Reliance by Third Parties.  Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the Managing General Partner and any officer of the Managing General Partner authorized by the Managing General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the Managing General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available to such Partner to contest, negate or disaffirm any action of the Managing General Partner or any such officer in connection with any such dealing; provided that this sentence does not modify and is not a waiver or limitation of the authority, powers, rights or remedies, or the limitations on the authority, powers, or rights, as between the General Partners as specified in Section 7.1 and Section 7.3 of this Agreement. In no event shall any Person dealing with the Managing General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the Managing General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1  Records and Accounting.  The Managing General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2  Fiscal Year.  The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3  Reports.

(a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the Managing General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit as of a date selected by the Managing General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the Managing General Partner.

(b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the Managing General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit, as of a date selected by the Managing General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the Managing General Partner determines to be necessary or appropriate.

(c) The Managing General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

Section 8.4  Access of Special General Partner to Partnership Information.  The Special General Partner shall have full and complete access, as promptly as practicable but in no event no later than two (2) days after a request for access has been made to the Managing General Partner, to any records relating to the Partnership’s business in the possession or control of the Partnership or the Managing General Partner, and the Special General Partner shall be permitted to copy, and retain a copy of, any such records. The Managing General Partner shall cause its officers and independent accountants to be available to discuss the business and affairs of the Partnership with the officers, agents and employees of the Special General Partner or its Affiliates.

ARTICLE IX

TAX MATTERS

Section 9.1  Tax Returns and Information.  The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable year or years that it is required by law to adopt, from time to time, as determined by the Managing General Partner. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2  Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the Managing General Partner’s determination that such revocation is in the best interests of the Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the Managing General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Partnership Interest will be deemed to be the lowest quoted closing price of the Partnership Interests on any National Securities Exchange on which such Partnership Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the Managing General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3  Tax Controversies.  Subject to the provisions hereof, the Managing General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the Managing General Partner and to do or refrain from doing any or all things reasonably required by the Managing General Partner to conduct such proceedings.

Section 9.4  Withholding.  Notwithstanding any other provision of this Agreement, the Managing General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the Managing General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1  Admission of Limited Partners.

(a) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 10.1 or the issuance of any Limited Partner Interests in accordance herewith, and except as provided in Section 4.10, each transferee or other recipient of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership, with or without execution of this Agreement, (ii) shall become bound by the terms of, and shall be deemed to have agreed to be bound by, this Agreement, (iii) shall become the Record Holder of the Limited Partner Interests so transferred or issued, (iv) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement, (v) grants the powers of attorney set forth in this Agreement and (vi) makes the consents, acknowledgments and waivers contained in this Agreement. The transfer of any Limited Partner Interests and/or the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Record Holder without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.10.

(b) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Managing General Partner or the Transfer Agent. The Managing General Partner shall update its books and records from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

Section 10.2  Admission of Successor Managing General Partner.  A successor Managing General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the Managing General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor Managing General Partner shall be admitted to the Partnership as the Managing General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring Managing General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the Managing General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3  Amendment of Agreement and Certificate of Limited Partnership.  To effect the admission to the Partnership of any Partner, the Managing General Partner shall take all steps necessary under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the Managing General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the Managing General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1  Withdrawal of the Managing General Partner.

(a) The Managing General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The Managing General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The Managing General Partner transfers all of its rights as Managing General Partner pursuant to Section 4.6;

(iii) The Managing General Partner is removed pursuant to Section 11.2;

(iv) The Managing General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Managing General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the Managing General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the Managing General Partner; or

(vi) (A) in the event the Managing General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the Managing General Partner, or 90 days expire after the date of notice to the Managing General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the Managing General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the Managing General Partner; (C) in the event the Managing General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the Managing General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the Managing General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing Managing General Partner shall give notice to the Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the Managing General Partner from the Partnership.

(b) Withdrawal of the Managing General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Central Time, on June 30, 2017, the Managing General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Units (excluding Units held by the Managing General Partner and its Affiliates) and the Managing General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor Managing General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member under applicable partnership or limited liability company law of the state under whose laws the Partnership or Group Member, as applicable, is organized or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously so treated or taxed); (ii) at any time after 12:00 midnight, Central Time, on June 30, 2017, the Managing General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Partners, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the Managing General Partner ceases to be the Managing General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the Managing General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the other Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the Managing General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the Managing General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the Managing General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the Managing General Partner withdraws other than pursuant to Section 11.1(a)(ii), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor Managing General Partner. The Person so elected as successor Managing General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the Managing General Partner is a general partner or a managing member. If, prior to the effective date of the Managing General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1, unless the business of the Partnership is continued pursuant to Section 12.2. Any successor Managing General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2  Removal of the Managing General Partner.  The Managing General Partner may be removed if such removal is approved by the Unitholders holding at least 80% of the Outstanding Units (including Units held by the Managing General Partner and its Affiliates) voting as a single class. Notwithstanding the foregoing, prior to the October 26, 2012, the General Partner may be removed only for Cause. Any such action by such holders for removal of the Managing General Partner must also provide for the election of a successor Managing General Partner by the Unitholders holding a majority of each class of outstanding Units, voting as separate classes. Such removal shall be effective immediately following the admission of a successor Managing General Partner pursuant to Section 10.2. The removal of the Managing General Partner shall also automatically constitute the removal of the Managing General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the Managing General Partner is a general partner or a managing member. If a Person is elected as a successor Managing General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the Managing General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the Managing General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor Managing General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3  Interest of Departing General Partner and Successor Managing General Partner.

(a) In the event of (i) withdrawal of the Managing General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the Managing General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor Managing General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its Managing General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members and all of the Incentive Distribution Rights owned by the Departing General Partner and any of its Affiliates (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the Managing General Partner is removed by the Unitholders under circumstances where Cause exists or if the Managing General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor Managing General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor Managing General Partner is not the former Managing General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor Managing General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (or its Affiliates) contributed the Combined Interest to the Partnership in exchange for the newly issued Units.

Section 11.4  Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit and GP Unit Arrearages.  Notwithstanding any provision of this Agreement to the contrary, if the Managing General Partner is removed as managing general partner of the Partnership under circumstances where Cause does not exist:

(a) with respect to Subordinated Units held by any Person, provided (i) neither such Person nor any of its Affiliates voted any of its Units in favor of the removal and (ii) such Person is not an Affiliate of the successor General Partner, such Subordinated Units, will immediately and automatically convert into Common Units or GP Units, as provided in Section 5.6(e), on a one-for-one basis; and

(b) if all of the Subordinated Units convert to Common Units or GP Units pursuant to Section 11.4(a), all Cumulative Common Unit and GP Unit Arrearages will be extinguished and the Subordination Period will end.

Section 11.5  Withdrawal of Limited Partners or Special General Partner.

(a) No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Partnership Interest becomes a Record Holder of the Partnership Interest so transferred (including Limited Partner Interests issued upon conversions from Special General Partner Interests pursuant to the provisions of Section 5.5), such transferring Limited Partner shall cease to be a Partner with respect to the Partnership Interest so transferred.

(b) No Special General Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Special General Partner’s Partnership Interest becomes a Record Holder of the Partnership Interest so transferred, such transferring Special General Partner shall cease to be a Partner with respect to the Partnership Interest so transferred; provided, further, that upon conversion of all of such Special General Partner’s Partnership Interest into Limited Partner Interests and/or the transfer of all of such Special General Partners Partnership Interest to a transferee who becomes a Record Holder of the Partnership Interest so transferred such Special General Partner shall be deemed to have withdrawn as a General Partner of the Partnership.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1  Dissolution.  The Partnership shall not be dissolved by the admission of additional Partners or by the admission of a successor Managing General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the Managing General Partner, if a successor Managing General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor Managing General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the Managing General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the Managing General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2  Continuation of the Business of the Partnership After Dissolution.  Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the Managing General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as the successor Managing General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor Managing General Partner is not the former Managing General Partner, then the interest of the former Managing General Partner shall be treated in the manner provided in Section 11.3; and

(iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor Managing General Partner may for this purpose exercise the powers of attorney granted the Managing General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor Managing General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner under the Delaware Act and (y) neither the Partnership nor any successor limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not previously so treated or taxed).

Section 12.3  Liquidator.  Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the Managing General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the Managing General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units, GP Units and Subordinated Units voting as a single class. The Liquidator (if other than the Managing General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units, GP Units and Subordinated Units, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units, GP Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(a)) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4  Liquidation.  The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5  Cancellation of Certificate of Limited Partnership.  Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6  Return of Contributions.  No General Partner shall be personally liable for, or shall have any obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7  Waiver of Partition.  To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8  Capital Account Restoration.  No Limited Partner or Special General Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The Managing General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1  Amendments to be Adopted Solely by the Managing General Partner.  Each Partner agrees that the Managing General Partner, without the approval of any other Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the Managing General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the Managing General Partner determines (i) does not adversely affect the Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which any class of Partnership Interests are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the Managing General Partner pursuant to Section 5.8 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the Managing General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the Managing General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partners or CVR Energy, Inc. (for so long as CVR Energy, Inc. continues to own the Special General Partner) or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the Managing General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests pursuant to Section 5.4;

(h) any amendment expressly permitted in this Agreement to be made by the Managing General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the Managing General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger or conveyance pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2  Amendment Procedures.  Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the Managing General Partner; provided, however that, to the fullest extent permitted by law, the Managing General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Partner and, in declining to propose an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the Managing General Partner and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the Managing General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The Managing General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3  Amendment Requirements.

(a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the Managing General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, a General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(b), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

(c) Except as provided in Section 14.3, and without limitation of the Managing General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4  Special Meetings.  All acts of Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Partners may be called by any General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners and the Special General Partner shall call a special meeting by delivering to the Managing General Partner one or more requests in writing stating that the signing Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Managing General Partner shall send a notice of the meeting to the Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the Managing General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5  Notice of a Meeting.  Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6  Record Date.  For purposes of determining the Partners entitled to notice of or to vote at a meeting of the Partners or to give approvals without a meeting as provided in Section 13.11 the Managing General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Partnership Interests are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities law shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Partners are requested in writing by the Managing General Partner to give such approvals. If the Managing General Partner does not set a Record Date, then (a) the Record Date for determining the Partners entitled to notice of or to vote at a meeting of the Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the Managing General Partner in accordance with Section 13.11.

Section 13.7  Adjournment.  When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes.  The transactions of any meeting of Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Partner at a meeting shall constitute a waiver of notice of the meeting, except (i) when the Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (ii) that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9  Quorum and Voting.  The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by any General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by any General Partner). In the absence of a quorum any meeting of Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by any General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10  Conduct of a Meeting.  The Managing General Partner shall have full power and authority concerning the manner of conducting any meeting of the Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The Managing General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the Managing General Partner. The Managing General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11  Action Without a Meeting.  If authorized by the Managing General Partner, any action that may be taken at a meeting of the Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by any General Partner) that would be necessary to authorize or take such action at a meeting at which all the Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which Partnership Interests are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Partners who have not approved in writing. The Managing General Partner may specify that any written ballot submitted to Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Managing General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Partners is solicited by any Person other than by or on behalf of the Managing General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the Managing General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the Managing General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the Managing General Partner to solicit all holders of Units in connection with a matter approved by the requisite percentage of Units or other holders of Outstanding Units acting by written consent without a meeting

Section 13.12  Right to Vote and Related Matters.

(a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

Section 14.1  Authority.  The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2  Procedure for Merger or Consolidation.  Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the Managing General Partner, provided, however, that, to the fullest extent permitted by law, the Managing General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Partner and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. If the Managing General Partner shall determine to consent to the merger or consolidation, the Managing General Partner shall approve the Merger Agreement, which shall set forth:

(a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c) the terms and conditions of the proposed merger or consolidation;

(d) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

(g) such other provisions with respect to the proposed merger or consolidation that the Managing General Partner determines to be necessary or appropriate.

Section 14.3  Approval by Partners of Merger or Consolidation.

(a) Except as provided in Section 14.3(d) or 14.3(e), the Managing General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d) or 14.3(e) and subject to any applicable management rights of the Special General Partner expressly provided in Section 7.3, the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Section 14.3(d) and 14.3(e), after such approval by vote or consent of the Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the Managing General Partner is permitted, without Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the Managing General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Partners with the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the Managing General Partner is permitted, without Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the Managing General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (B) the merger or consolidation would not result in an amendment to the Partnership Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation,

(D) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4  Certificate of Merger.  Upon the required approval by the Managing General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5  Amendment of Partnership Agreement.  Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6  Effect of Merger.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1  Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the Managing General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the Managing General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the Managing General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the Managing General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the Managing General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the Managing General Partner, any Affiliate of the Managing General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the Managing General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the Managing General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and circulated in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the Managing General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests (in the case of Limited Partner Interests evidenced by Certificates), upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the Managing General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest (in the case of Limited Partner Interests evidenced by Certificates), upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the Managing General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the Managing General Partner or any Affiliate of the Managing General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

(c) If the Special General Partner, together with its Affiliates, owns less than 20% of all Outstanding Units, the GP Units will be deemed to be of the same class of Limited Partner Interests as Common Units for purposes of this Article XV.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1  Addresses and Notices.  Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below.

Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at such Record Holder’s address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise.

Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery.

An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the Managing General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in the address of such Record Holder) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the Managing General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The Managing General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

Section 16.2  Further Action.  The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3  Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4  Integration.  This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5  Creditors.  None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6  Waiver.  No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7  Counterparts.  This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, pursuant to Section 10.1(a) without execution hereof.

Section 16.8  Applicable Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9  Invalidity of Provisions.  If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10  Consent of Partners.  Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.11  Facsimile Signatures.  The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

Section 16.12  Third Party Beneficiaries.  Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee, (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person and (c) Goldman, Sachs & Co., Kelso & Company, L.P. and their respective Affiliates and successors and assigns as owners of interests in either of the General Partners shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to Section 7.5(g).

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MANAGING GENERAL PARTNER:

CVR GP, LLC

By:
Name:     James T. Rens
Title: Chief Financial Officer and Treasurer

SPECIAL GENERAL PARTNER:

CVR Special GP, LLC

By:	Coffeyville Resources, LLC, its sole member

By:
Name:     James T. Rens

Title:	Chief Financial Officer and Treasurer

ORGANIZATIONAL LIMITED PARTNER:

Coffeyville Resources, LLC

By:
Name:     James T. Rens

Title:	Chief Financial Officer and Treasurer

FUTURE LIMITED PARTNERS AND SPECIAL GENERAL PARTNERS

All Limited Partners and Special General Partners now and hereafter admitted as Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the Managing General Partner.

CVR GP, LLC

By:
Name:     James T. Rens

Title:	Chief Financial Officer and Treasurer

[Signature Page to Second Amended and Restated Partnership Agreement]

Appendix B

GLOSSARY OF SELECTED TERMS

The following are definitions of certain terms used in this prospectus.

Adjusted operating surplus	For any period, operating surplus generated during that period, as adjusted to:

(a) decrease operating surplus by:

(1) any net increase in working capital borrowings with respect to that period;

(2) any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

(3) a portion (based upon the duration of the period for which Adjusted Operating Surplus is being calculated compared to the length of the period through the expected completion of the next scheduled turnaround for the particular plant, unit or other material asset) of the amount of the Scheduled Turnaround Operating Surplus (as defined in (b)(3) below) associated with the most recent scheduled turnaround of each unit, plant or other material asset.

(b) increase operating surplus by:

(1) any net decrease in working capital borrowings with respect to that period;

(2) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; and

(3) if a scheduled turnaround occurs during the period, an amount that the managing general partner determines is the incremental operating surplus that would have been generated if the scheduled turnaround had not been conducted during the period (the Scheduled Turnaround Operating Surplus).

Adjusted operating surplus does not include that portion of operating surplus included in clause (a)(1) of the definition of operating surplus or cash received by CVR Partners, LP or its subsidiaries in respect of accounts receivable existing as of the closing of this initial public offering.

Available Cash	For any quarter ending prior to liquidation:

(a) the sum of:

(1) all cash and cash equivalents of CVR Partners, LP and its subsidiaries on hand at the end of that quarter; and

(2) all additional cash and cash equivalents of CVR Partners, LP and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b) less the amount of cash reserves established by our managing general partner to:

(1) provide for the proper conduct of the business of CVR Partners, LP and its subsidiaries (including reserves for the satisfaction of obligations in respect of pre-paid fertilizer contracts, future capital expenditures, anticipated future credit needs of CVR Partners, LP and its subsidiaries and the payment of expenses and fees, including payments to CVR GP, LLC) after that quarter;

(2) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which CVR Partners, LP or any of its subsidiaries is a party or by which it is bound or its assets are subject; and

(3) provide funds for distributions for any one or more of the next eight quarters;

    provided, however, that our managing general partner may not establish cash reserves pursuant to clause (3) above if the effect of such reserves would be that CVR Partners, LP would be unable to distribute the minimum quarterly distribution on all common units and GP units and any cumulative common unit and GP unit arrearages thereon with respect to any quarter for which available cash is being distributed; and provided, further, that disbursements made by CVR Partners, LP or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our managing general partner so determines.

Available cash will not include cash received by CVR Partners, LP or our subsidiaries in respect of accounts receivable existing as of the closing of this initial public offering.

Capacity	Capacity is defined as the throughput a process unit is capable of sustaining, either on a calendar or stream day basis. The throughput may be expressed in terms of maximum sustainable, nameplate or economic capacity. The maximum sustainable or nameplate capacities may not be the most economical. The economic capacity is the throughput that generally provides the greatest economic benefit based on considerations such as feedstock costs, product values and downstream unit constraints.

Capital surplus	All available cash distributed by CVR Partners, LP from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

Capital surplus will generally be generated only by:

• borrowings other than working capital borrowings;

• sales of CVR Partners, LP’s debt and equity interests other than for working capital purposes; and

• sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of the normal retirement or replacement of assets.

Catalyst	A substance that alters, accelerates, or instigates chemical changes, but is neither produced, consumed nor altered in the process.

Closing price	The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for limited partner interests listed on the principal national securities exchange on which the respective limited partner interests are listed. If the limited partner interests of that class are not listed on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the limited partner interests of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the limited partner interests of the class selected by our managing general partner. If on that day no market maker is making a market in the limited partner interests of that class, the fair value of the limited partner interests on that day as determined by our managing general partner.

Corn belt	The primary corn producing region of the United States, which includes Illinois, Indiana, Iowa, Minnesota, Missouri, Nebraska, Ohio and Wisconsin.

Cumulative common unit and GP unit arrearage	The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit and a GP unit, cumulative for that quarter and all prior quarters during the subordination period.

Ethanol	A clear, colorless, flammable oxygenated hydrocarbon. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

Expansion capital expenditures	Cash capital expenditures for acquisitions or capital improvements. Expansion capital expenditures include the cash cost of equity and debt capital in respect of construction of a capital asset.

Farm belt	Refers to the states of Illinois, Indiana, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Texas and Wisconsin.

Feedstocks	Petroleum products, such as crude oil and natural gas liquids, that are processed and blended into refined products.

Fluxant	Material added to coke to aid in the removal of coke metal impurities from the gasifier. The material consists of a mixture of fly ash and sand.

Incentive distribution rights, or IDRs	Non-voting limited partner interests (issued to and currently held by our managing general partner), which confer upon the holder the rights and obligations specifically provided in the amended and restated partnership agreement.

Incentive distributions	Any amount of cash distributed in respect of the incentive distribution rights.

Interim capital transactions	The following transactions if they occur prior to liquidation:

(a) borrowings, refinancing or refunding of indebtedness (other than working capital borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by CVR Partners, LP or any subsidiary;

(b) sales of equity interests and debt securities of CVR Partners, LP or any subsidiary; and

(c) sales or other voluntary or involuntary dispositions of any assets of CVR Partners, LP or any subsidiary (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements of assets).

Investment capital expenditures	Capital expenditures expected by the managing general partner, at the time of incurrence, to be of such a short term duration as not to be appropriately categorized as expansion capital expenditures or maintenance capital expenditures.

Maintenance capital expenditures	Cash capital expenditures (including expenditures for the addition or improvement to our capital assets or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain the operating capacity (or productivity) or capital base of CVR Partners, LP. Maintenance capital expenditures include the cash cost of equity and debt capital in respect of construction of a capital asset. Maintenance capital expenditures do not include expansion capital expenditures or investment capital expenditures.

MMBtu	One million British thermal units: a measure of energy. One Btu of heat is required to raise the temperature of one pound of water one degree Fahrenheit.

Non-IDR Surplus Amount	The adjusted operating surplus during the period from the closing of this offering through December 31, 2009.

Operating expenditures	All cash expenditures of CVR Partners, LP and its subsidiaries, including taxes, reimbursements or payments of expenses of the managing general partner, repayment of working capital borrowings, debt service payments and capital expenditures, provided that operating expenditures do not include:

(a) Repayments of working capital borrowings deducted from Operating Surplus pursuant to clause (b)(3) of that definition.

(b) Payments (including prepayments) of principal of and premium on indebtedness other than working capital borrowings.

(c) Expansion capital expenditures or investment capital expenditures.

(d) Payment of transaction expenses relating to interim capital transactions.

(e) Distributions to partners.

Where capital expenditures are made in part for acquisitions or capital improvements and in part for other purposes, our managing general partner shall determine the allocation between the amounts paid for each.

Operating surplus	For any period prior to liquidation, on a cumulative basis and without duplication:

(a) the sum of:

(1) $60 million;

(2) all cash receipts of CVR Partners, LP and its subsidiaries for the period beginning as of the closing of this initial public offering and ending on the last day of that period, other than cash receipts from interim capital transactions;

(3) all cash receipts of CVR Partners, LP and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings;

(4) distributions paid on our equity interests issued in connection with the construction of a capital improvement or replacement asset and paid in respect of the period beginning on the date that we enter into a binding obligation to commence construction of such capital improvement or replacement asset and ending on the earlier to occur of the date that such capital improvement or replacement asset commences commercial service or the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred, or construction period distributions on equity issued, to finance the construction of a capital improvement or replacement asset shall also be deemed to be equity issued to finance the construction of a capital improvement or replacement asset or purposes of this clause); less

(b) the sum of:

(1) operating expenditures for the period beginning on the closing of this initial public offering and ending with the last day of that period;

(2) the amount of cash reserves established by our managing general partner to provide funds for future operating expenditures; and

(3) all working capital borrowings not repaid within twelve months after having been incurred;

provided however, that disbursements made (including contributions to CVR Partners, LP and any subsidiary or disbursements on behalf of CVR Partners, LP or any subsidiary) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the managing general partner’s board of directors so determines.

Operating surplus will not include cash received by CVR Partners, LP or our subsidiaries in respect of accounts receivable existing as of the closing of this initial public offering.

Pet coke	A coal-like substance that is produced during the refining process.

Plant gate price	The unit price of fertilizer, in dollars per ton, offered on a delivered basis, and excluding shipment costs.

Recordable incident	An injury, as defined by OSHA. All work-related deaths and illnesses, and those work-related injuries which result in loss of consciousness, restriction of work or motion, transfer to another job, or require medical treatment beyond first aid.

Recordable injury rate	The number of recordable injuries per 200,000 hours rate worked.

Refined products	Petroleum products, such as gasoline, diesel fuel and jet fuel, that are produced by a refinery.

Single train UAN facility	A UAN facility in which the urea, nitric acid and ammonium nitrate sections of the plant are integrated with each other and operate simultaneously as opposed to a multi-train UAN plant where the urea, nitric acid and ammonium nitrate plants are separate and distinct.

Slag	A glasslike substance removed from the gasifier containing the metal impurities originally present in pet coke.

Slurry	A byproduct of the fluid catalytic cracking process that is sold for further processing or blending with fuel oil.

Spot market	A market in which commodities are bought and sold for cash and delivered immediately.

Subordination period	The subordination period will generally extend from the closing of this initial public offering until the first to occur of:

(a) the second business day following the distribution of available cash to partners in respect of any quarter ending on or after , 2013, in respect of which:

(1) distributions of available cash from operating surplus on each of the outstanding common units, GP units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, GP units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units, GP units and subordinated units that were outstanding during those periods on a fully diluted basis; and

(3) there are no outstanding cumulative common unit and GP unit arrearages; or

(b) the date on which the managing general partner is removed as managing general partner of CVR Partners, LP upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our special general partner and its affiliates are not voted in favor of the removal.

Syngas	A mixture of gases (largely carbon monoxide and hydrogen) that results from heating coal in the presence of steam.

Throughput	The volume processed through a unit or a refinery.

Ton	One ton is equal to 2,000 pounds.

Turnaround	A periodically required standard procedure to refurbish and maintain a facility that involves the shutdown and inspection of major processing units.

UAN	UAN is a solution of urea and ammonium nitrate in water used as a fertilizer.

Utilization	Ratio of total throughput to rated capacity.

Working capital borrowings	Borrowings used exclusively for working capital purposes or to pay distributions to partners made pursuant to a credit agreement, commercial paper facility or other arrangement provided that when incurred it is the intent of the borrower to repay such borrowings within twelve months from other than additional working capital borrowings.

Wheat belt	The primary wheat producing region of the United States, which includes Kansas, North Dakota, Oklahoma, South Dakota and Texas.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances where it is lawful to do so. The information contained in this prospectus is current only as of its date

Through and including          , 2008 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

5,250,000 Common Units

Representing Limited Partner
Interests

CVR Partners, LP

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the common units representing limited partner interests being registered hereby. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and The New York Stock Exchange listing fee.

SEC registration fee	$4,746
FINRA filing fee	12,575
The New York Stock Exchange listing fee	150,000
Accounting fees and expenses	850,000
Legal fees and expenses	2,250,000
Printing and engraving expenses	850,000
Blue Sky qualification fees and expenses	10,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous expenses	112,679

Total	$4,250,000

Item 14.	Indemnification of Directors and Officers.

The section of the prospectus entitled “The Partnership Agreement — Indemnification” is incorporated herein by reference and discloses that we will generally indemnify the directors and officers of our managing general partner and special general partner to the fullest extent permitted by law against all losses, claims, damages or similar events. Subject to any terms, conditions or restrictions set forth in the second amended and restated partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Section 18-108 of the Delaware Limited Liability Company Act provides that a Delaware limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The limited liability company agreements of CVR GP, LLC, our managing general partner, and CVR Special GP, LLC, our special general partner, provide for the indemnification of their directors and officers against liabilities they incur in their capacities as such.

Pursuant to our Partnership Agreement, CVR Energy, Inc. (through our special general partner, its wholly-owned subsidiary) has the right to appoint two directors to the board of directors of our managing general partner. CVR Energy’s Amended and Restated By-laws provide that CVR Energy will indemnify any person who represents it as a director of an affiliated entity to the fullest extent permitted by Delaware law.

The underwriting agreement that we expect to enter into with the underwriters, to be filed as Exhibit 1.1 to this registration statement, will contain indemnification and contribution provisions.

Item 15.	Recent Sales of Unregistered Securities.

In October 2007, we issued 30,303,000 special general partner units to CVR Special GP, LLC (a subsidiary of Coffeyville Resources, LLC), 30,333 special limited partner units to Coffeyville Resources, LLC, and the managing general partner interest to CVR GP, LLC (a subsidiary of Coffeyville Resources, LLC at that time). The special general partner units are convertible into limited partner units at any time at the election of CVR Energy, Inc., the parent of CVR Special GP, LLC. In consideration for these issuances, Coffeyville Resources, LLC transferred to us all of the LLC interests in Coffeyville Resources Nitrogen Fertilizers, LLC, which owned CVR Energy’s nitrogen fertilizer business. These issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Number		Exhibit Title

1	.1**	Form of Underwriting Agreement.
3	.1*	Certificate of Limited Partnership of CVR Partners, LP
3	.2*	Second Amended and Restated Agreement of Limited Partnership of CVR Partners, LP (incorporated by reference to Appendix A to the Prospectus contained within the Registrant’s Form S-1).
3	.3*	Certificate of Formation of CVR GP, LLC
3	.4*	Amended and Restated Limited Liability Company Agreement of CVR GP, LLC
3	.5*	Certificate of Formation of CVR Special GP, LLC
3	.6*	Amended and Restated Limited Liability Company Agreement of CVR Special GP, LLC
4	.1**	Specimen certificate for the common units
5	.1**	Form of opinion of Fried, Frank, Harris, Shriver & Jacobson LLP as to the legality of the securities being registered
8	.1**	Form of opinion of Vinson & Elkins L.L.P. relating to tax matters
10.1		License Agreement For Use of the Texaco Gasification Process, Texaco Hydrogen Generation Process, and Texaco Gasification Power Systems, dated as of May 30, 1997 by and between Texaco Development Corporation and Farmland Industries, Inc., as amended (incorporated by reference to Exhibit 10.4 to Amendment No. 5 of the Form S-1 filed by CVR Energy, Inc. on April 18, 2007) (certain portions of this exhibit have been omitted pursuant to a request for confidential treatment)
10.2		Amended and Restated On-Site Product Supply Agreement dated as of June 1, 2005, between The BOC Group, Inc. (n/k/a The Linde Group) and Coffeyville Resources Nitrogen Fertilizers, LLC. (incorporated by reference to Exhibit 10.6 to Amendment No. 5 of the Form S-1 filed by CVR Energy, Inc. on April 18, 2007) (certain portions of this exhibit have been omitted pursuant to a request for confidential treatment).
10.3		Electric Services Agreement dated January 13, 2004, between Coffeyville Resources Nitrogen Fertilizers, LLC and the City of Coffeyville, Kansas. (incorporated by reference to Exhibit 10.15 to Amendment No. 2 of the Form S-1 filed by CVR Energy, Inc. on December 18, 2006)
10.4		Coke Supply Agreement, dated as of October 25, 2007, by and between Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC. (incorporated by reference to Exhibit 10.5 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007)
10.5		Cross Easement Agreement, dated as of October 25, 2007, by and between Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC. (incorporated by reference to Exhibit 10.6 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007)
10.6		Environmental Agreement, dated as of October 25, 2007, by and between Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC. (incorporated by reference to Exhibit 10.7 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007)

Number		Exhibit Title

10.7		Feedstock and Shared Services Agreement, dated as of October 25, 2007, by and between Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC. (incorporated by reference to Exhibit 10.8 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007)
10.8		Raw Water and Facilities Sharing Agreement, dated as of October 25, 2007, by and between Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC. (incorporated by reference to Exhibit 10.9 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007)
10.9		Services Agreement, dated as of October 25, 2007, by and among CVR Partners, LP, CVR GP, LLC, CVR Special GP, LLC, and CVR Energy, Inc. (incorporated by reference to Exhibit 10.10 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007)
10.10		Omnibus Agreement, dated as of October 24, 2007 by and among CVR Energy, Inc., CVR GP, LLC, CVR Special GP, LLC and CVR Partners, LP. (incorporated by reference to Exhibit 10.11 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007)
10.11		Registration Rights Agreement, dated as of October 24, 2007, by and among the CVR Partners, LP, CVR Special GP, LLC and Coffeyville Resources, LLC. (incorporated by reference to Exhibit 10.24 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007)
10.12		Contribution, Conveyance and Assumption Agreement, dated as of October 24, 2007, by and among Coffeyville Resources, LLC, CVR GP, LLC, CVR Special GP, LLC, and CVR Partners, LP. (incorporated by reference to Exhibit 10.26 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007)
10.13		Limited Liability Company Agreement of Coffeyville Acquisition III LLC, dated as of October 16, 2007 (incorporated by reference to Exhibit 10.18 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007)
10	.14**	CVR Partners, LP Long-Term Incentive Plan
10	.15**	Form of Credit Agreement
10	.16**	Form of Indemnity and Transition Services Agreement
21	.1*	List of Subsidiaries of CVR Partners, LP
23	.1*	Consent of KPMG LLP.
23	.2**	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).
23	.3**	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1).
23	.4*	Consent of Blue Johnson & Associates.
24.1		Power of Attorney (included on signature page).

*	Included with this filing

**	To be provided by amendment.

(b) None.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

The Registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with CVR GP, LLC, our managing general partner, or CVR Special GP, LLC, our special general partner, or any of their respective affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to, CVR GP, LLC or CVR Special GP, LLC or their respective affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The Registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the Partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Sugar Land, Texas, on this 27th day of February, 2008.

CVR PARTNERS, LP

By:	CVR GP, LLC, its managing general partner

By:	/s/ John J. Lipinski
John J. Lipinski
Chief Executive Officer and
President of CVR GP, LLC

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John J. Lipinski, James T. Rens and Edmund S. Gross, and each of them, his or her true and lawful attorneys-in-fact and agents with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John J. Lipinski John J. Lipinski	Chief Executive Officer, President and a director of CVR GP, LLC (Principal Executive Officer)	February 27, 2008
/s/ James T. Rens James T. Rens	Chief Financial Officer and Treasurer of CVR GP, LLC (Principal Financial and Accounting Officer)	February 27, 2008
/s/ Scott L. Lebovitz Scott L. Lebovitz	Director of CVR GP, LLC	February 27, 2008
/s/ George E. Matelich George E. Matelich	Director of CVR GP, LLC	February 27, 2008

Signature	Title	Date

/s/ Stanley de J. Osborne Stanley de J. Osborne	Director of CVR GP, LLC	February 27, 2008
/s/ Kenneth A. Pontarelli Kenneth A. Pontarelli	Director of CVR GP, LLC	February 27, 2008